UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2013

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

August 27, 2013

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on August 28, 2013 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The Company, and certain of its U.S. subsidiaries, closed on a US$15.0 million secured loan facility (the “Second Loan Facility”) with RMB Australia Holdings Ltd. (“RMBAH”) on August 27, 2013. The Second Loan Facility is in addition to the previously-announced US$20.0 million facility with RMBAH, closed in June 2013 (the “First Loan Facility”). (See News Release June 25, 2013). A copy of the Facility Agreement for the Second Loan Facility is attached as Schedule B. A copy of the related Amendment and Restatement Agreement - Facility Agreement with respect to the First Loan Facility is attached as Schedule C.

The Second Loan Facility will provide additional working capital for operations of the Company’s flagship Lost Creek Project, which commenced production operations on August 2, 2013.

5.	Full Description of Material Change

The Company, and certain of its U.S. subsidiaries, closed on a US$15.0 million secured loan facility (the “Second Loan Facility”) with RMB Australia Holdings Ltd. (“RMBAH”) on August 27, 2013. The Loan Facility is in addition to the previously-announced US$20.0 million facility with RMBAH, closed in June 2013 (the “First Loan Facility”). (See News Release June 25, 2013).

The Second Loan Facility will provide additional working capital for operations of the Company’s flagship Lost Creek Project, which commenced production operations on August 2, 2013.

The Loan Facility includes the following terms:

•	scheduled repayments of principal commence March 2014 at the rate of US$750,000 per quarter, increase to US$1,800,000 per quarter in March 2016 following the final repayment of the First Loan Facility, and continue until the repayment term concludes on March 31, 2017;
•	an interest rate of LIBOR plus 7.5% per annum calculated quarterly;
•	an arrangement fee of 6.0% payable at closing, with 50% to be applied as a payment under certain circumstances;
•	issuance of 3,100,800 warrants with a five-year expiry, exercisable for 3,100,800 common shares of the Company at an exercise price of C$1.25, and other terms as set forth in the warrant certificate, of which 50% are cancellable under certain circumstances. As with the First Loan Facility, proceeds from the exercise of warrants during the term of the Second Loan Facility are to be used for payments on the facility;
•	repayment in full upon a closing of the State of Wyoming Industrial Development Bond Loan, or a payment of US$10,000,000 on or before March 31, 2014 under certain circumstances; and
•	customary security and other customary terms as set forth in the Second Loan Facility transaction documents.

The Company continues to work with the State of Wyoming and Sweetwater County to advance a US$34.0 million bond loan (the “Bond Loan”) through the State’s Industrial Development Bond program. The Second Loan Facility will be repaid upon a closing of the Bond Loan.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

September 3, 2013

Schedule A

Ur-Energy Closes US$15,000,000 Loan Facility

Littleton, Colorado (PR Newswire – August 28, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) is pleased to announce that the Company, and certain of its U.S. subsidiaries, closed on a US$15.0 million secured loan facility (the “Second Loan Facility”) with RMB Australia Holdings Ltd. (“RMBAH”) on August 27, 2013. The Loan Facility is in addition to the previously-announced US$20.0 million facility with RMBAH, closed in June 2013 (the “First Loan Facility”). (See News Release June 25, 2013).

The Second Loan Facility will provide additional working capital for operations of the Company’s flagship Lost Creek Project, which commenced production operations on August 2, 2013.

Ur-Energy President and CEO Wayne Heili commented, “We are very pleased to announce the closing of this Second Loan Facility, and for the continued support of RMB Resources and RMB Australia. RMB has decades of lending experience in the natural resources industries. We are fortunate that such a well-respected international banking partner is demonstrating this commitment to our project and to our company.”

The Loan Facility includes the following terms:

•	scheduled repayments of principal commence March 2014 at the rate of US$750,000 per quarter, increase to US$1,800,000 per quarter in March 2016 following the final repayment of the First Loan Facility, and continue until the repayment term concludes on March 31, 2017;
•	an interest rate of LIBOR plus 7.5% per annum calculated quarterly;
•	an arrangement fee of 6.0% payable at closing, with 50% to be applied as a payment under certain circumstances;
•	issuance of 3,100,800 warrants with a five-year expiry, exercisable for 3,100,800 common shares of the Company at an exercise price of C$1.25, and other terms as set forth in the warrant certificate, of which 50% are cancellable under certain circumstances. As with the First Loan Facility, proceeds from the exercise of warrants during the term of the Second Loan Facility are to be used for payments on the facility;
•	repayment in full upon a closing of the State of Wyoming Industrial Development Bond Loan, or a payment of US$10,000,000 on or before March 31, 2014 under certain circumstances;
•	customary security and other customary terms as set forth in the Second Loan Facility transaction documents.

The Company continues to work with the State of Wyoming and Sweetwater County to advance a US$34.0 million bond loan (the “Bond Loan”) through the State’s Industrial Development Bond program. The Second Loan Facility will be repaid upon a closing of the Bond Loan.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility will have a two million pounds per year nameplate capacity. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE MKT under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and ability to complete bond closing or other project financing; timing of completion of commissioning and ramp-up of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

Schedule B

Agreement

Execution Version

Facility Agreement

Ur-Energy USA Inc.

Ur-Energy Inc.

Lost Creek ISR, LLC

RMB Australia Holdings Limited

RMB Resources, a division of FirstRand Bank
Limited (London Branch)

QV.1 Building 250 St Georges Terrace Perth WA 6000 Australia	Telephone +61 8 9211 7777 Facsimile +61 8 9211 7878
GPO Box U1942 Perth WA 6845 Australia	www.herbertsmithfreehills.com DX 104 Perth

Contents

	The agreement		1

	Operative part		3

1	Definitions and interpretations		3
	1.1	Definitions	3
	1.2	Interpretations	30
	1.3	Inclusive expressions	31
	1.4	Business Day	31
	1.5	Accounting Standards	32

2	Conditions precedent and conditions subsequent		32
	2.1	Conditions precedent to the first Funding Portion	32
	2.2	Conditions precedent to the first Funding Portion for the Pathfinder Acquisition	33
	2.3	Conditions precedent to all Funding Portions	35
	2.4	Conditions subsequent	35
	2.5	Certified copies	35
	2.6	Benefit of conditions precedent	35

3	Commitment, purpose and availability of Facility		36
	3.1	Provision of Commitment	36
	3.2	Purpose	36
	3.3	Cancellation of Commitment during Availability Period	36
	3.4	Cancellation at end of Availability Period	36
	3.5	Voluntary prepayment	36
	3.6	Mandatory prepayment	37
	3.7	Cancellations and prepayments in inverse order	37

4	Funding and rate setting procedures		37
	4.1	Delivery of Funding Notice	37
	4.2	Requirements for a Funding Notice	38
	4.3	Irrevocability of Funding Notice	38
	4.4	Amount of Funding Portions	38
	4.5	Frequency of Funding Portions	38
	4.6	Interest Periods	38
	4.7	Determination of Funding Rate	38

5	Facility		39
	5.1	Provision of Funding Portions	39
	5.2	Repayment	39
	5.3	Repayment of other Secured Moneys	39
	5.4	Interest	39
	5.5	Calculation of per annum interest rate	39
	5.6	Market Disruption Event	40

6	Payments		40
	6.1	Manner of payment	40
	6.2	Payments on a Business Day	40
	6.3	Payments in gross	41
	6.4	Additional payments	41

Facility Agreement page 1

Contents

	6.5	Taxation deduction procedures	41
	6.6	Tax Credit	41
	6.7	Tax affairs	42
	6.8	Amounts payable on demand	42
	6.9	Appropriation of payments	42
	6.10	Currency exchanges	42
	6.11	Status of Finance Parties	43

7	Warrants		43
	7.1	Warrants	43
	7.2	Issue of Warrants	43
	7.3	Exercise of Warrants	43
	7.4	Ranking of Shares and Warrants	43
	7.5	Registration under Securities Laws	44
	7.6	Approvals for issue of Shares	44

8	Representations and warranties		45
	8.1	General representations and warranties	45
	8.2	Projects representations and warranties	49
	8.3	Survival and repetition of representations and warranties	51
	8.4	Reliance by Finance Parties	51

9	Undertakings		52
	9.1	Conduct of Projects	52
	9.2	Projects Covenants	52
	9.3	Environmental issues	53
	9.4	Mineral Rights	53
	9.5	Corporate and Project Budget	54
	9.6	Provision of information and reports	54
	9.7	Proper accounts	55
	9.8	Notices to the Agent	56
	9.9	Corporate existence	57
	9.10	Compliance	57
	9.11	Maintenance of capital	57
	9.12	Compliance with laws and Authorizations	57
	9.13	Establishment of Defined Benefit Plan	58
	9.14	Payment of debts, outgoings and Taxes	58
	9.15	Project Documents	58
	9.16	Amendments to constitution	59
	9.17	State Facility	59
	9.18	Negative pledge and disposal of assets	60
	9.19	No change to business	60
	9.20	Financial accommodation and Financial Indebtedness	60
	9.21	Third corporate facility	61
	9.22	Arm’s length transactions	61
	9.23	Restrictions on Distributions and fees	61
	9.24	Undertakings regarding Secured Property	61
	9.25	Insurance	62
	9.26	Term of undertakings	64
	9.27	Release of Security	65

10	Funding Account		65
	10.1	Establishment of Funding Account	65

Facility Agreement page 2

Contents

	10.2	Flow of funds from Funding Account	65
11	Base Case Model		66
	11.1	Calculations	66
	11.2	Calculations in Dollars	66
	11.3	Maintenance	66
	11.4	Update of Base Case Model	66
	11.5	Factors since commencement of production	66
	11.6	Delivery of updated Base Case Model	67
	11.7	Determination is binding	67

12	Events of Default and Review Events		67
	12.1	Events of Default	67
	12.2	Effect of Event of Default	70
	12.3	Transaction Parties to continue to perform	71
	12.4	Enforcement	71
	12.5	Review Event	71

13	Increased costs and illegality		72
	13.1	Increased costs	72
	13.2	Illegality	72
	13.3	Reduction of Commitment	72
	13.4	Patriot Act	73

14	Guaranty and indemnity		73
	14.1	Guaranty	73
	14.2	Payment	73
	14.3	Securities for other money	73
	14.4	Amount of Secured Moneys	73
	14.5	Proof by Financier	74
	14.6	Avoidance of payments	74
	14.7	Indemnity for avoidance of Secured Moneys	74
	14.8	No obligation to marshal	75
	14.9	Non-exercise of Guarantor’s rights	75
	14.10	Principal and independent obligation	75
	14.11	Suspense account	75
	14.12	Unconditional nature of obligations	76
	14.13	No competition	78
	14.14	Continuing guaranty	78
	14.15	Variation	79
	14.16	Judgments	79
	14.17	Accession of Guarantors	79

15	Indemnities and Break Costs		79
	15.1	General indemnity	79
	15.2	Break Costs	80
	15.3	Continuing indemnities and evidence of Loss	80

16	Fees, Tax, costs and expenses		81
	16.1	Arrangement fee	81
	16.2	Commitment fee	81
	16.3	Tax	81
	16.4	Costs and expenses	82

Facility Agreement page 3

Contents

17	Interest on overdue amounts		82
	17.1	Payment of interest	82
	17.2	Accrual of interest	82
	17.3	Rate of interest	82

18	Assignment		83
	18.1	Assignment by Transaction Party	83
	18.2	Borrower obligation in registered form	83
	18.3	Assignment by Finance Party	83
	18.4	Assist	83
	18.5	Lending Office	83
	18.6	No increase in costs	84

19	Saving provisions		84
	19.1	No merger of security	84
	19.2	Exclusion of moratorium	84
	19.3	Conflict	84
	19.4	Consents	84
	19.5	Principal obligations	85
	19.6	Non-avoidance	85
	19.7	Set-off authorized	85
	19.8	Agent’s certificates and approvals	85
	19.9	No reliance or other obligations and risk assumption	85
	19.10	Power of attorney	86

20	General		86
	20.1	Confidential information	86
	20.2	Transaction Party to bear cost	87
	20.3	Notices	87
	20.4	Governing law and jurisdiction	87
	20.5	Prohibition and enforceability	88
	20.6	Waivers	88
	20.7	Variation	88
	20.8	Cumulative rights	88
	20.9	Attorneys	89
	20.10	Counterparts	89

	Schedules
	Notice Details		90
	Funding Notice		93
	Repayment Schedule		94
	Promissory Note		95
	Compliance Certificate		97
	Borrower Group Structure Diagram		98

	Guarantee Assumption Agreement		99
	Permitted Interests		102

Facility Agreement page 4

Contents

Permitted Royalties	109
UCC Financing Statements	119

Signing page	121

Attachments
Lost Creek Mineral Rights
Pathfinder Mineral Rights
Offtake Agreements
Warrant Certificate

Facility Agreement page 5

The agreement

Facility Agreement

Date ►

Between the parties

Borrower	Ur-Energy USA Inc. a corporation incorporated under the laws of Colorado of 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127 (Borrower)

Parent	Ur-Energy Inc. a company continued under the Canada Business Corporations Act having company number 437428-2 of 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127 (Parent)

Lost Creek	Lost Creek ISR, LLC a Wyoming limited liability company of 10758 West Centennial Road, Suite 200, Littleton, CO 80127 (Lost Creek)

Financier

RMB Australia Holdings Limited

a company existing under the laws of Australia having registration number ACN 003 201 214 of Level 13, 60 Castlereagh Street, Sydney, New South Wales 2000, Australia

(Financier)

Agent	RMB Resources, a division of FirstRand Bank Limited (London Branch) registered in England & Wales (Branch Registration No. BR10027) of 20 Gracechurch Street, London EC3V 0BG (Agent)

Facility Agreement page 1

1 Definitions and interpretations

Background	the Financier has agreed to provide the Facility to the Borrower on the terms of this agreement.

The parties agree	as set out in the operative part of this agreement, in consideration of, among other things, the mutual promises contained in this agreement.

Facility Agreement page 2

Operative part

1	Definitions and interpretations

1.1	Definitions

The meanings of the terms used in this document are set out below.

Term	Meaning

Accounting Standards	generally accepted accounting principles in the United States of America.

Affiliate

with respect to a Person:

1    any partner, officer, manager, director or managing agent of that Person or that Person’s Affiliates;

2    any spouse, parent, children or grandchildren (by birth or adoption) of that Person; and

3    any other Person (other than a Subsidiary):

•    that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that Person;

•    that directly or indirectly beneficially owns or holds 10% or more of any class of voting stock or partnership or other voting interest of that Person or any Subsidiary of that Person; or

•    10% or more of the voting stock or partnership or other voting interest of which is directly or indirectly beneficially owned or held by that Person or a Subsidiary of that Person.

Amendment and Restatement Agreement	the agreement entitled ‘Amendment and Restatement Agreement – Facility Agreement’ dated on or about the date of this Agreement between the Borrower, the Parent, Lost Creek and the Finance Parties.

Attorney	an attorney appointed under a Transaction Document.

Authorization

1    any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption; and

2    in relation to anything which a Government Agency may prohibit or restrict within a specific period, the expiry of that period without intervention or action or notice of intended intervention or action.

Facility Agreement page 3

1 Definitions and interpretations

Term	Meaning

Authorized Officers

1    in relation to the Borrower, a director, an executive officer or a company secretary; and

2    in relation to the Financier, a director, an associate director, a company secretary, an officer whose title contains the word ‘president’, ‘director’, ‘manager’ or ‘executive’, or a person performing the functions of any of them, or in either case, a person appointed by a party to act as an Authorized Officer for the purposes of this agreement and the Transaction Documents.

Availability Period	the period commencing on Financial Close and ending on 30 October 2013.

Bankruptcy Code	Title 11 of the United States Code as amended from time to time.

Base Case Model	the base case model for the Borrower Group, to be initially provided in accordance with clause 2.1(i) and updated and maintained in accordance with clause 11.

BCA Litigation	the lawsuit captioned Biodiversity Conservation Alliance v. Bureau of Land Management, 12-CV-252-S, filed in the United States District Court for the District of Wyoming, in which Lost Creek has intervened.

Borrower Group	the Parent and each of its Subsidiaries and Borrower Group Member means any one of them, and a reference to ‘Borrower Group’ in the definitions of ‘Base Case Model’, ‘CADS’, ‘Operating Costs’ and ‘Sustaining Capital Expenditure’ includes Pathfinder even if the Pathfinder Acquisition Date has not yet occurred.

Borrower Security Agreement	the agreement entitled ‘Security Agreement’ dated 24 June 2013 granted by the Borrower in favour of the Finance Parties.

Break Costs

for any repayment or prepayment, the amount (if any) by which:

1    the interest on the amount repaid or prepaid which the Financier should have received under this agreement (had the repayment or prepayment not occurred),

exceeds:

2    the return which that Financier would be able to obtain by placing the amount repaid or prepaid to it on deposit with a Reference Bank,

in each case for the period from the date of repayment or prepayment until the last day of the then current Interest Period applicable to the repaid or prepaid amount.

Facility Agreement page 4

1 Definitions and interpretations

Term	Meaning

Business Day

1    for the purposes of clause 20.3, a day on which banks are open for business in the city where the notice or other communication is received excluding a Saturday, Sunday or public holiday; and

2    for all other purposes, a day on which banks are open for business in Sydney, Australia, Denver, Colorado and London, England excluding a Saturday, Sunday or public holiday.

CADS or Cash Available for Debt Service

in respect of a period, means the Revenue for that period less the aggregate of the following amounts actually paid by the Borrower Group during that period (or, where not actually paid at the date of any calculation, projected to be paid by the Borrower Group during that period as contemplated in the Base Case Model):

1    Operating Costs, Sustaining Capital Expenditure and any other capital expenditure in accordance with the Base Case Model;

2    any other corporate overhead and administrative costs of the Borrower Group in accordance with the Base Case Model; and

3    any fees, Taxes or royalties paid to a Government Agency in respect of a Project and all Taxes (including income tax) (whether currently payable or levied or imposed after the date of this agreement) or royalties payable under the terms of any agreement in relation to the Mineral Rights.

Calculation Date	each Quarterly Date while there is Principal Outstanding.

Change in Law

any present or future law, regulation, treaty, order or official directive or request (which, if not having the force of law, would be complied with by a responsible financial institution) which:

1    commences, is introduced, or changes, after the date of this agreement; and

2    does not relate to a change in the effective rate at which Tax is imposed on the overall net income of a Finance Party or a change in franchise Taxes, any branch profit Taxes or similar Taxes imposed by any jurisdiction on a Finance Party.

COGEMA	COGEMA Resources, Inc., a company incorporated under the laws of Delaware.

Collateral Security	any present or future Encumbrance, Surety Obligation or other document or agreement created or entered into by a Transaction Party or any other person as security for, or to credit enhance, the payment of any of the Secured Moneys, including any further security granted under clause 9.24(b).

Facility Agreement page 5

1 Definitions and interpretations

Term	Meaning

Commitment	the maximum aggregate amount agreed to be provided by the Financier under the Facility, being $15,000,000, as reduced or cancelled in accordance with this agreement.

Compliance Certificate

a certificate:

1    in, or substantially in, the form of Schedule 5 signed by an Authorized Officer of the Borrower; and

2    setting out the information required to be provided under Schedule 5 and any other information agreed by the Borrower and the Lender from time to time.

Contamination	in respect of a property, the presence of Pollutants: 1 in, on or under the property; or 2 in the ambient air and emanating from the property.

Contested Tax	a Tax payable by a Transaction Party or Lost Creek where the Transaction Party or Lost Creek is contesting its liability to pay that Tax, and has reasonable grounds to do so.

Control

of a Person, includes the possession directly or indirectly of the power, whether or not having statutory, legal or equitable force, and whether or not based on statutory, legal or equitable rights, directly or indirectly, to do any of the following:

1    to control 50% or more of the total votes which might be cast at a general meeting of that Person;

2    to elect or appoint a majority of the board of directors or other governing body of that Person; or

3    to direct or cause the direction of the management and policies of that company whether by means of trusts, agreements, arrangements, understandings, the ownership of any interest in shares or stock of that company or otherwise.

Converdyn Agreement	the agreement constituted by the agreement entitled ‘Uranium Supplier’s Agreement’ dated 5 June 2013 between the Borrower and ConverDyn, with contract number ‘13-526’ and the assignment agreement dated 21 August 2013 between the Borrower and Lost Creek.

Corporate and Project Budget

the document comprising:

1    the consolidated cashflow budget for the Borrower Group covering the period to 31 December 2017; and

2    the cashflow budget for the Projects covering the period to 31 December 2017,

Facility Agreement page 6

1 Definitions and interpretations

Term	Meaning

to be initially provided in accordance with clause 2.1(h) and then provided in an updated form under clauses 9.5 and 9.6(g).

Debtor Relief Laws	the Bankruptcy Code and all other applicable liquidation, conservatorship, bankruptcy, insolvency, rearrangement, moratorium, reorganisation, or similar debtor relief laws affecting the rights of creditors generally from time to time in effect and applicable to any Transaction Party or Lost Creek having regard to its place of formation.

Default	1 an Event of Default; or 2 a Potential Event of Default.

Defined Benefit Plan

1    any employee pension plan covered by the Employee Retirement Income Security Act of 1974 (PL 93-406, 2 September 1974), as amended; or

2    any Canadian pension plan which contains a ‘defined benefit provision’ as defined in subsection 147.1(1) of the Income Tax Act (Canada).

Deposit Account Control Agreement	the deposit account control agreement to be made between the Borrower, the Finance Parties and a bank or financial institution in accordance with clause 2.4 in relation to the Funding Account.

Dispose	in relation to any asset, property or right, means to sell, transfer, assign, surrender, convey, lease, licence, discount, lend, farm-out or otherwise dispose of any interest in the asset, property or right.

Distribution	any dividend, distribution or other amount declared or paid by a Transaction Party or Lost Creek on any Marketable Securities issued by it.

Documents	the Transaction Documents and the Project Documents.

Dollars and $	the lawful currency of the United States of America.

Economic Assumptions	in relation to the Base Case Model means assumptions relating to escalation factors, currency exchange rates, discount rates, interest rates, inflation rates, commodity prices and Taxes, and any other assumption that in the Agent’s opinion (acting reasonably) is necessary to run the Base Case Model.

Facility Agreement page 7

1 Definitions and interpretations

Term	Meaning

Encumbrance

as applied to the property of any Person:

1    any mortgage, deed to secure debt, deed of trust, lien, pledge, charge, capital lease, conditional sale or other title retention agreement, or other security interest, security title or encumbrance of any kind in respect of any property of that Person or upon the income and profits from that property, whether that interest is based on the common law, statute or contract;

2    any arrangement, express or implied, under which any property of that Person is transferred, sequestered or otherwise identified for the purpose of subjecting the same to the payment of Financial Indebtedness or performance of any other obligation in priority to the payment of the general, unsecured creditors of that Person; and

3    the filing of, or any agreement to give, any financing statement under the Uniform Commercial Code of any state or its equivalent in any jurisdiction.

End Date	from time to time means the date, determined having regard to the latest Base Case Model and any other information provided under clause 9.6, on which the Lost Creek Project is forecast to cease operations.

Environmental Approvals	all consents, approvals, licences or other Authorizations of any kind required by Environmental Law.

Environmental Bonding

1    if the Pathfinder Acquisition Date has occurred, the environmental bonding instruments or cash bonds that have been posted with the appropriate Government Agency:

•     in relation to the Lost Creek Project in the amount of $9,857,000; and

•     in relation to the Pathfinder Uranium Projects in the amount of $12,198,563; or

2    if the Pathfinder Acquisition Date has not occurred, the environmental bonding instruments or cash bonds that have been posted with the appropriate Government Agency in relation to the Lost Creek Project in the amount of $9,857,000, as they may be increased or supplemented by new bond amounts from time to time, in each case as may be required by any Government Agency.

Facility Agreement page 8

1 Definitions and interpretations

Term	Meaning

Environmental Law	any law of the United States of America or the State of Wyoming that relates to the protection of the environment or health and safety or manages Pollutants, including laws concerning land use or the rehabilitation of any land, development, Contamination, conservation of natural or cultural resources and resource allocation (including any law of the United States of America or the State of Wyoming relating to the exploration for, and development or exploitation of, any natural resource).

Environmental Liability

any actual or potential Loss incurred or which may be incurred in connection with:

1    the investigation or remediation;

2    a claim by any third party;

3    any action, order, declaration or notice by a Government Agency under an Environmental Law; or

4    any agreement between a Transaction Party or Lost Creek and any:

•    owner or occupier of land; or

•    Government Agency,

of or in respect of Contamination of a Project or a Project Area.

Equivalent Amount	in respect of an amount on a day, means the amount of Dollars converted from another currency at the spot rate for the purchase of Dollars with that currency quoted by the Agent at or about 11.00am (London time) on that day for value on the second Business Day after that day.

Event of Default	any event specified in clause 12.1.

Excluded Tax

a Tax measured or imposed by any jurisdiction on the net income of a Finance Party, franchise Taxes, or any branch profit Taxes or similar Taxes imposed by any jurisdiction on a Finance Party, but not a Tax:

1    calculated on or by reference to the gross amount of any payment (without allowance for any deduction) derived by a Finance Party under a Transaction Document or any other document referred to in a Transaction Document; or

2    imposed as a result of a Finance Party being considered a resident of or organized or doing business in that jurisdiction solely as a result of it being a party to a Transaction Document or any transaction contemplated by a Transaction Document.

Exercise Price	Cdn$1.25 per Warrant Share.

Expiry Date	the date which is 5 years after a Warrant is issued to the Financier or the Financier’s nominee under this agreement.

Facility Agreement page 9

1 Definitions and interpretations

Term	Meaning

Facility	the Facility made available by the Financier to the Borrower under clause 3.1.

Final Repayment Date	31 March 2017.

Finance Party	each of the Agent and the Financier and Finance Parties means both of them.

Financial Close

1    if the proceeds of the first Funding Portion are to be applied for the purposes described in clauses 3.2(a) and 3.2(b), the date on which all of the conditions precedent in clauses 2.1, 2.2 and 2.3 are satisfied or waived by the Agent; or

2    if the proceeds of the first Funding Portion are to be applied for the purposes described in clauses 3.2(c) and 3.2(d), the date on which all of the conditions precedent in clauses 2.1 and 2.3 are satisfied or waived by the Agent.

Financial Indebtedness

any debt or other monetary liability in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

1    bill, bond, debenture, note or similar instrument;

2    acceptance, endorsement or discounting arrangement;

3    Surety Obligation;

4    finance or capital Lease;

5    agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service;

6    obligation to deliver goods or provide services paid for in advance by any financier;

7    agreement for the payment of capital or premium on the redemption of any preference shares; or

8    Hedging Agreements,

and irrespective of whether the debt or liability:

9    is present or future;

10  is actual, prospective, contingent or otherwise;

11  is at any time ascertained or unascertained;

12  is owed or incurred alone or severally or jointly or both with any other person; or

13  comprises any combination of the above.

Facility Agreement page 10

1 Definitions and interpretations

Term	Meaning

Financial Report

in relation to an entity, the following financial statements and information in relation to the entity (or the equivalent financial statements or information in the jurisdiction of the entity), prepared in accordance with the Accounting Standards, for its financial quarter, financial half-year (if available) or financial year:

1    a statement of financial performance;

2    a statement of financial position; and

3    a statement of cashflows.

First Facility Agreement	the facility agreement dated 24 June 2013 entered into between the Borrower, the Parent, Lost Creek and the Finance Parties, as amended and restated by the Amendment and Restatement Agreement.

Force Majeure Event

1    an act of God;

2    an act of terrorism or any other unlawful act against public order or authority;

3    a restraint by a Government Agency; and

4    any other event which a reasonable person could not foresee or reasonably make provision for or insure against,

which wholly or partially prevents, hinders, obstructs, delays or interferes with the development or operation of a Project.

Funding Account	the account established under clause 10.1(a) of the First Facility Agreement.

Funding Date	the date on which a Funding Portion is provided, or is to be provided, to the Borrower under this agreement.

Funding Notice	a notice given under clause 4.1.

Funding Portion	each portion of the Commitment provided under this agreement.

Funding Rate	in respect of an Interest Period, the aggregate of: 1 LIBOR for that Interest Period; and 2 the Margin.

Gas Hills Property	the property located in the Gas Hills mining district in the State of Wyoming being the mine site commonly referred to as the Lucky Mc Mine, in the area within the DEQ issued mine permit No. 356C.

Facility Agreement page 11

1 Definitions and interpretations

Term	Meaning

Good Industry Practice	in respect of a Project, the degree of care and skill, diligence, prudence (financial and operational), foresight and operating practice which would reasonably and ordinarily be expected from a skilled operator engaged in the same type of undertaking as the Project under the same or similar circumstances.

Government Agency	any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Group Structure Diagram	the group structure diagram in Schedule 6, as amended or updated by the delivery of a new diagram to the Agent under clause 9.6(k).

Guarantee Assumption Agreement	an agreement in or substantially in the form of Schedule 7 or another form acceptable to the Agent.

Guarantors

1    the Parent;

2    until it is released as a Guarantor under clause 9.27(a)(2), Lost Creek; and

3    any Person that has entered into a Guarantee Assumption Agreement and has provided to the Financier all other documentation required under clause 14.17.

Hedging Agreement	an interest rate transaction, foreign exchange transaction, equity or equity index option, bond option, commodity swap, commodity option, commodity forward sale, cap transaction, currency swap transaction, cross-currency swap rate transaction or any other hedge or derivative agreement, including any master agreement and any transaction or confirmation under it.

Initial Transaction Costs

1    the fee described in clause 16.1;

2    all Taxes and registration fees payable on or with respect to the Transaction Documents;

3    the reasonable legal fees in relation to the preparation, negotiation and completion of the Transaction Documents and all related matters; and

4    all other reasonable fees, costs and expenses (including travel costs, fees payable to any independent technical expert and other disbursements) of the Finance Parties.

Facility Agreement page 12

1 Definitions and interpretations

Term	Meaning

Interest Payment Date	the last day of each Interest Period.

Interest Period	a period selected or determined under clause 4.6.

Key Mineral Rights

in respect of each Project:

1    the mineral rights described in Attachment 1 and Attachment 2 (as applicable);

2    any other mining claim or right owned by Lost Creek or, following the Pathfinder Acquisition Date, Pathfinder, which the Agent reasonably designates by notice to the Borrower to be a ‘Key Mineral Right’;

3    any present or future renewal, extension, modification, substitution, amalgamation or variation of any of the land and interests in land described in paragraphs 1 and 2; and

4    any present or future application for or interest in any of the above, which confers or which, when granted, will confer the same or similar rights.

Lease	a lease, charter, hire purchase, hiring agreement or any other agreement under which any property is or may be used or operated by a person other than the owner.

Lending Office	in respect of a Finance Party, the office of that Finance Party set out opposite its name in Schedule 1 or any other office notified by a Finance Party under this agreement.

LIBOR

in relation to an Interest Period for a Funding Portion, means the rate per cent per annum determined by the Agent to be:

1    the average of the rates quoted on the LIBOR01 Page as being the rate per annum at which US Dollar deposits are offered for a period equivalent to the Interest Period at about 11.00 am (London time) on the Value Date, eliminating the highest and lowest rates and rounding up the resultant figure to 4 decimal places;

2    where 2 or fewer rates are quoted for the relevant period on the LIBOR01 Page at the relevant time, the average of the rates notified to the Agent by each Reference Bank to be the rate per annum at which US Dollar deposits are offered to that Reference Bank for a period equivalent to the Interest Period at about 11.00 am (London time) on the Value Date, rounding up the resultant figure to 4 decimal places; or

3    if LIBOR cannot be determined in accordance with paragraphs 1 or 2 of this definition, then the rate calculated in accordance with clause 5.6.

Facility Agreement page 13

1 Definitions and interpretations

Term	Meaning

LIBOR Business Day	a day on which banks are open for business in London and New York excluding a Saturday, Sunday or public holiday.

LIBOR01 Page	the page entitled ‘LIBOR01’ on the Reuters Monitor Money Rates Service or any other page which may replace the LIBOR01 page for the purpose of displaying offered rates for US Dollar deposits.

Loan Life Cover Ratio or LLCR

on any date, means the figure calculated in accordance with the formula:

where:

LLCR is the Loan Life Cover Ratio on that date;

CADS is the CADS contemplated in the Base Case Model for the period from that date up to the Final Repayment Date, discounted to present value at the Funding Rate then applying, on a continuous basis with quarterly rests; and

PP is the aggregate of the amounts of the Principal Outstanding under this agreement, the First Facility Agreement and the Third Corporate Facility Agreement on that date, taking into account any repayments or prepayments under any of those agreements made on that date. In this paragraph, the term ‘Principal Outstanding’ has the meaning given to that term in this agreement, the First Facility Agreement and the Third Corporate Facility Agreement, as applicable.

Loss	any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment.

Lost Creek	Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming, United States of America, being a wholly owned subsidiary of the Borrower.

Lost Creek Mortgage

1    the agreement entitled ‘Mortgage, Assignment of Revenues, Security, Agreement, Fixture Filing and Financing Statement’ dated 24 June 2013 granted by Lost Creek in favour of the Finance Parties in relation to, among other things, the Mineral Rights for the Lost Creek Project; and

2    the agreement entitled ‘Mortgage, Assignment of Revenues, Security, Agreement, Fixture Filing and Financing Statement’ dated on or about the date of the Amendment and Restatement Agreement granted by Lost Creek in favour of the Finance Parties in relation to, among other things, the Mineral Rights for the Lost Creek Project.

Facility Agreement page 14

1 Definitions and interpretations

Term	Meaning

Lost Creek Pledge Agreement	the pledge over all of the outstanding and future membership interests of Lost Creek granted by the Borrower in favour of the Agent and the Financier dated 24 June 2013.

Lost Creek Project	the Lost Creek uranium project located within the Project Area in the State of Wyoming, United States of America, comprising the exploration, development, construction and operation of the mine in the Project Area and its associated infrastructure.

Margin	7.5% per annum.

Marketable Securities

1    debentures, stocks, shares or bonds of any government, of any local Government Agency, or of any body corporate, association or society, and includes any right or option in respect of shares in any body corporate;

2    any unit (whatever called) in a trust estate which represents a legal or beneficial interest in any of the income or assets of a trust estate and includes, but is not limited to, any option to acquire any unit as described in this paragraph 2;

3    any option or right in respect of an unissued share;

4    any convertible note; and

5    any instrument or security which is a combination of any of the above.

Market Disruption Event	any event specified in clause 5.6.

Material Adverse Effect

a material adverse effect on:

1    any Transaction Party’s ability to perform any of its obligations under any Transaction Document;

2    the rights of the Finance Parties under, or the enforceability of, a Transaction Document;

3    the value of the Secured Property; or

4    the assets, business or operations of any Transaction Party or Lost Creek (including a Project and the Project Assets relating to that Project).

Material Agreement	1 each of the State Documents; 2 the Pathfinder SPA; 3 the Offtake Agreements; 4 any agreement or contract described in clause 9.15(f);

Facility Agreement page 15

1 Definitions and interpretations

Term	Meaning

5    the Converdyn Agreement; and

6    any other agreement:

•     to which a Transaction Party or Lost Creek is a party; and

•     that is, in the reasonable opinion of the Agent, material to the development of a Project and which the Agent notifies the Borrower is to be a Material Agreement.

Mineral Rights

in respect of a Project:

1    all of the mineral rights (including the Key Mineral Rights) described in Error! Reference source not found. and Attachment 1 and Attachment 2 (as applicable);

2    all entitlements of Lost Creek and Pathfinder under the provisions of any relevant Mining Law to conduct exploration or mining activities in any part of the Project Area relating to that Project;

3    any present or future interest from time to time held by or on behalf of Pathfinder or Lost Creek in any present or future right, lease, licence, patented or unpatented mining claim or millsite, permit, plan of operations or other authority which confers or may confer a right to prospect or explore for or mine any metals or minerals on the land the subject of the mining claims or State Leases with respect to that Project;

4    any present or future renewal, extension, modification, substitution, amalgamation or variation of any of the mineral rights described above (whether extending over the same or a greater or lesser area); and

5    any present or future application for or an interest in any of the above which confers or which, when operated, will confer the same or similar rights.

Mining Law	any law, including the relevant laws of United States of America, the State of Wyoming or otherwise, whether or not deriving from statute, concerning the acquisition by any allowed means of interests in public lands or private lands for the purpose of conducting mining exploration, mine development, mining operations, reclamation and related operations on that land, together with the rights necessary to conduct those activities, including but not limited to laws relating to public land use, development, conservation of natural or cultural resources and resource allocation and includes any laws concerning permits, licences and Authorizations required to be received before conducting any of those activities and includes any and all rules, regulations or ordinances promulgated under or in respect of those laws.

NYSE Business Day	a day on which trading takes place on the NYSE MKT.

NYSE MKT	NYSE MKT LLC.

Facility Agreement page 16

1 Definitions and interpretations

Term	Meaning

NYSE MKT Approvals

each approval of the NYSE MKT that is required in connection with the transactions contemplated in the Transaction Documents, including:

1    the provision of the Facility;

2    the issuance of the Warrants; and

3    the issuance and listing of Shares on the exercise of the Warrants.

Officer

1    in relation to a Transaction Party which is a corporation, a director, secretary, chief executive officer, chief financial officer, treasurer, president or vice president or a person notified to be an authorized officer, of the Transaction Party;

2    in relation to a Transaction Party which is a limited liability company, the manager of that Transaction Party or a person notified to be an authorized officer of that Transaction Party; and

3    in relation to a Finance Party, a director, secretary or any person whose title includes the word ‘Director’, ‘Managing Director’, ‘Manager’ or ‘Vice President’, and any other person appointed by the Finance Party to act as its authorized officer for the purposes of this agreement.

Offtake Agreements	the offtake agreements set out in Attachment 3.

Operating Costs	all expenses (other than Sustaining Capital Expenditure and any other capital expenditure in accordance with the Base Case Model) incurred or projected in the Base Case Model to be incurred or paid by the Borrower Group in the ordinary course of ordinary business in connection with the day-to-day activities of the Borrower Group including premiums paid with respect to insurance but excluding any payments to third parties in respect of liabilities to them covered by third party insurance:

Overdue Margin	2% per annum.

Overdue Rate

the aggregate of:

1    the Overdue Margin;

2    the Margin; and

3    LIBOR on the relevant date on which the Overdue Rate is calculated under clause 17, as determined by the Agent in accordance with the definition of LIBOR in this clause 1.1 except that in making the determination all references in that definition to:

•    ‘Interest Period’ are references to a period of 30 days;

Facility Agreement page 17

1 Definitions and interpretations

Term	Meaning

• ‘Value Date’ are to the relevant date on which the Overdue Rate is calculated under clause 17; and • ‘Funding Portion’ are to the relevant overdue amount.

Pathfinder	Pathfinder Mines Corporation, a company incorporated under the laws of Delaware.

Pathfinder Acquisition	completion of the acquisition of Pathfinder under the Pathfinder SPA.

Pathfinder Acquisition Date	the date on which the Pathfinder Acquisition occurs.

Pathfinder SPA	the sale and purchase agreement dated 24 July 2012 between COGEMA and the Borrower, under which COGEMA agrees to sell and the Borrower agrees to purchase all of the issued shares in the capital stock of Pathfinder.

Pathfinder Uranium Projects	the uranium projects located at the Gas Hills Property and the Shirley Basin Property.

Patriot Act	the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law on October 26, 2001, as amended from time to time.

Payment Currency	the currency in which any payment is actually made.

Permitted Disposal

1    sale of Product pursuant to the Offtake Agreements or otherwise on normal commercial terms;

2    any Disposal on normal commercial terms of obsolete assets or, in the case of Project Assets, assets that are surplus or otherwise no longer required for the purpose of a Project;

3    any Disposal on normal commercial terms of assets (excluding Project Assets) if the proceeds of the Disposal are used at or about the same time to acquire replacement assets of comparable or superior value, type and quality which are to be used for a similar purpose;

4    any payment of cash as consideration for the acquisition of any assets or services on normal commercial terms;

5    any Disposal which is required to be made under any applicable law or an order or directive made by any Government Agency;

6    any Disposals which constitute Permitted Encumbrances or in connection with Permitted Financial Indebtedness;

Facility Agreement page 18

1 Definitions and interpretations

Term	Meaning

7    a Disposal arising under a Permitted Royalty;

8    any Disposal of assets (other than Project Assets) not included in paragraphs 1 to 7 (inclusive) where the market value (in aggregate) does not exceed $5,000,000; and

9    any other Disposal made with the prior written consent of the Agent.

Permitted Encumbrance

1    any Security;

2    any Third Corporate Facility Security;

3    any other Encumbrance in favour of the Financier;

4    any Encumbrance which is approved in writing by the Financier;

5    any Encumbrance created under the Converdyn Agreement, or other agreements entered into in respect of conversion and storage services at the Converdyn facility at Metropolis, Illinois, the Cameco facility at Port Hope and Comurhex facility in France, in the ordinary course of business;

6    the interests described in the UCC financing statements listed in Schedule 10;

7    any Encumbrance arising under a State Document;

8    any operating lease of personal property entered into in the ordinary course of business and having a term (including renewals) of greater than one year that are deemed to be Encumbrances under applicable law;

9    any cash or cash equivalent on deposit with any person as collateral for obligations in connection with Environmental Bonding;

10  any Encumbrance for purchase money mortgages and other security interests on equipment acquired, leased or held by any Transaction Party or Lost Creek (including equipment held by any such Person as lessee under leveraged leases) in the ordinary course of business to secure the purchase price of or rental payments with respect to the equipment or to secure indebtedness incurred solely for the purpose of financing the acquisition (including acquisition as lessee under leveraged leases), construction or improvement of any of the equipment, as long as that the property secured by that Encumbrance is limited to the relevant equipment;

11  (i) Encumbrances of a collecting bank arising in the ordinary course of business under Section 4-210 of the Uniform Commercial code in effect in the relevant jurisdiction; and

(ii) Encumbrances of any depositary bank in connection with rights of set-off and recoupment with respect to any deposit account of any Transaction Party or Lost Creek as permitted under clause 9.18; and

Facility Agreement page 19

1 Definitions and interpretations

Term	Meaning

12  any Encumbrance arising by operation of law in the ordinary course of business in good faith including (a) workman's, contractor’s, subcontractor’s, mechanic’s, materialman’s, supplier’s, solicitor's or other similar statutory liens, (b) liens in favour of any Government Agency, (c) liens for taxes, assessments and governmental charges or levies not yet due and payable, (d) the terms and conditions of mineral leases under which any Transaction Party or Lost Creek is a lessee, and liens affecting the interests of any third party lessor as the property owner under the relevant lease, (e) the terms and conditions of the State Leases, and liens affecting the interests of the State of Wyoming as the property owner under the relevant lease, and (f) liens of pledges or deposits under workers’ compensation laws or similar legislation, unemployment insurance or other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, governmental contracts, performance and return of money bonds and similar obligations, but in each case only for so long as:

•     there is no default in payment of any money or performance of any obligation secured by the relevant Encumbrance; and

•     there are adequate holdbacks being maintained as required by applicable law,

but not including any Encumbrance arising due to the failure to observe any statute or contract.

Permitted Financial Accommodation

any financial accommodation or any Surety Obligation provided by a Transaction Party or Lost Creek in respect of financial accommodation:

1    under the Transaction Documents;

2    under the Transaction Documents (as that term is defined in the First Facility Agreement and the Third Corporate Facility Agreement);

3    to another Transaction Party or Lost Creek, to the extent provided in the Corporate and Project Budget and the Base Case Model;

4    under the Environmental Bonding arrangements; or

5    with the Agent’s prior written consent.

Permitted Financial Indebtedness

1    any liability of a Transaction Party or Lost Creek under any agreement entered into in the ordinary course of business for the acquisition of any asset or service where payment for the asset or service is deferred for a period of not more than 90 days;

2    any Financial Indebtedness incurred by one Transaction Party or Lost Creek to another Transaction Party or Lost Creek;

3    any Financial Indebtedness incurred or permitted to be incurred under the State Documents;

4    any Financial Indebtedness incurred or permitted to be incurred under any Transaction Document;

5    any Financial Indebtedness incurred or permitted to be incurred under the First Facility Agreement or the Third Corporate Facility Agreement;

Facility Agreement page 20

1 Definitions and interpretations

Term	Meaning

6    any Financial Indebtedness entered into by a Transaction Party or Lost Creek, the aggregate outstanding principal amount of which does not at any time exceed $500,000;

7    any Financial Indebtedness (including any surety) incurred under or in respect of any reclamation bond; and

8    any other Financial Indebtedness approved by the Agent.

Permitted Interest

1    any zoning or similar law or right reserved to or vested in any Government Agency to control or regulate the use of any real property;

2    registered restrictions, covenants, land use contracts, building schemes, declarations of covenants, conditions and restrictions, servicing agreements in favour of any Government Agency, easements, rights-of-way, servitudes or other similar rights in or with respect to real property (including open space and conservation easements, restrictions or similar agreements and rights of way and servitudes for railways, water, sewer, drainage, gas and oil pipelines, electricity, light, power, telephone, telegraph, internet or cable television services and utilities) granted to or reserved by other Persons or properties, which, in the aggregate, do not materially impair the use of the subject property or asset for its intended purposes or the operation of the business of that Person, but each of the above will only be taken to be a Permitted Interest for so long as its terms have been complied with;

3    any right reserved to or vested in any Government Agency, by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorisation acquired by a Person from any Government Agency, to terminate any permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorisation or to require annual or other payments as a condition to the continuance of that right and which, in the aggregate, do not materially impair the use of or the operation of the business or property; and

4    the interests listed in Schedule 8.

Permitted Royalty	the royalties listed in Schedule 9.

Person	an individual, corporation, company, partnership, association, trust or unincorporated organization, or a government or any agency, division, department, or political subdivision a government.

Pollutant	a pollutant, contaminant, dangerous, toxic or hazardous substance, petroleum or petroleum product, chemical, solid, special liquid, industrial or other waste.

Facility Agreement page 21

1 Definitions and interpretations

Term	Meaning

Potential Event of Default	any thing which could reasonably be expected to become an Event of Default on the giving of notice (whether or not notice is actually given), the expiry of time, the satisfaction or non-satisfaction of any condition, or any combination of the above.

Power	any right, power, authority, discretion or remedy conferred on a Finance Party, a Receiver or an Attorney by any Transaction Document or any applicable law.

Principal Outstanding	at any time, the principal amount of all Funding Portions outstanding at that time.

Product	the present and future right, title and interest of a Transaction Party or Lost Creek in and to all uranium and other locatable metals and minerals mined, extracted or derived from the Project Area and the Projects.

Projects

each of:

1    the Lost Creek Project; and

2    following the Pathfinder Acquisitions Date, the Pathfinder Uranium Projects,

and Projects means all of them, and a reference to ‘Project’ in the definition of ‘CADS’ includes the Pathfinder Uranium Projects even if the Pathfinder Acquisition Date has not yet occurred.

Project Area

each of:

1    the area the subject of the Key Mineral Rights for the Lost Creek Project; and

2    the area the subject of the Key Mineral Rights for the Pathfinder Uranium Projects,

and Project Areas means all of them.

Project Assets

in respect of a Project, all the right, title and interest both present and future of any Transaction Party or Lost Creek which is attributable to the Project and includes all the right, title and interest both present and future of a Transaction Party or Lost Creek in, to, under or derived from:

1    the Key Mineral Rights for the Project;

2    the Product;

Facility Agreement page 22

1 Definitions and interpretations

Term	Meaning

3    any title to or interest in land in the Project Area now or at a later time held by a Transaction Party or Lost Creek;

4    every contract for the use by any third party of any of the assets and property included in the Project or the Project Area;

5    Authorizations in relation to the Project or the Project Area;

6    the relevant Project Documents for the Project and any other contract, agreement, permit, lease, licence, consent, easement, right of way and other rights or interests in land, which relate to the operation or maintenance of the Project or the Project Area or to the exploration, mining, production, transportation, storage, treatment, processing or marketing of the Product;

7    all exploration and mining information, documents, maps, reports, records, studies and other written data, including all data stored on magnetic tapes, disks or diskettes or any other computer storage media, relating to geological, geochemical and geophysical work, feasibility studies and other operations conducted with respect to the Project Area;

8    all buildings, improvements, structures, systems, fixtures, plant, machinery, equipment, tools and other personal property at any time used or intended for use in connection with or incidental to the development of the Project and the exploration, mining, storage, transporting, and processing of Product and all associated facilities and infrastructure (including any treatment or processing plant); and

9    every contract for the use by any third party of any of the assets described in paragraphs 1 to 8 inclusive.

Project Documents

1    the State Leases;

2    all instruments and indicia of title to the Key Mineral Rights and Mineral Rights and all other documentation and agreements under which a Transaction Party or Lost Creek derives the right to conduct mining or exploration in the Project Areas;

3    any other contractual interests in real property that comprise a portion of the Key Mineral Rights;

4    each Material Agreement;

5    all agreements evidencing the Environmental Bonding arrangements;

6    any other document executed from time to time by any person in respect of the documents described in paragraphs 1 to 5 inclusive or which is collateral, supplementary or related to those documents; and

7    any other document that the Agent and the Borrower agree in writing to be a Project Document.

Facility Agreement page 23

1 Definitions and interpretations

Term	Meaning

Project Life Cover Ratio or PLCR

on any date, means the figure calculated in accordance with the formula:

where:

PLCR is the Project Life Cover Ratio on that date;

CADS is the CADS contemplated in the Base Case Model for the period from that date up to the End Date, discounted to present value at the Funding Rate then applying, on a continuous basis with quarterly rests; and

PP is the aggregate of the amounts of the Principal Outstanding under this agreement, the First Facility Agreement and the Third Corporate Facility Agreement on that date, taking into account any repayments or prepayments under any of those agreements made on that date. In this paragraph, the term ‘Principal Outstanding’ has the meaning given to that term in this agreement, the First Facility Agreement and the Third Corporate Facility Agreement, as applicable.

Promissory Note	the instrument in the form set out in Schedule 4.

Quarter	the period of 3 months preceding a Quarterly Date.

Quarterly Date	each of 31 March, 30 June, 30 September and 31 December each year.

Receiver	a receiver or receiver and manager appointed under a Security Document, or a person acting in an equivalent role.

Reference Banks	1 Barclays Bank plc; 2 JPMorgan Chase Bank; and 3 Royal Bank of Scotland plc, and any other bank or financial institution nominated by the Agent.

Registration Statement	has the meaning given in clause 7.5.

Relevant Currency	the currency in which a payment is required to be made under the Transaction Documents and, if not expressly stated to be another currency, is Dollars.

Repayment Amount	each of the amounts set out in column 2 of the Repayment Schedule.

Facility Agreement page 24

1 Definitions and interpretations

Term	Meaning

Repayment Date	each of the dates set out in column 1 of the Repayment Schedule.

Repayment Schedule	the repayment schedule set out in Schedule 3.

Revenue

for any period, means the aggregate of the following amounts actually received (or, where not received at any date of calculation, projected to be actually received as contemplated in the Base Case Model) by the Borrower during that period:

1    Sales Proceeds; and

2    any other money received in connection with the Projects (including proceeds of Disposals of assets and insurance proceeds) and for any purpose whatsoever,

but excluding:

3    the proceeds of a Funding Portion and any other financial accommodation made available by the Lender; and

4    the proceeds of any insurance in respect of liabilities to third parties.

Review Event	any event specified in clause 12.5(a).

Sales Contracts

1    the Offtake Agreements; and

2    any other contract, agreement or arrangement for the sale, transfer or other disposal of Product, or any contract, agreement or arrangement for any agency for sale, exchange, transfer or other disposal, of Product.

Sales Proceeds	moneys received from the sale of Product, including moneys received under any Sales Contract.

Same Day Funds	immediately available and freely transferable funds.

Secured Moneys

all debts and monetary liabilities of each Transaction Party to the Finance Parties under or in relation to any Transaction Document and in any capacity, irrespective of whether the debts or liabilities:

1    are present or future;

2    are actual, prospective, contingent or otherwise;

3    are at any time ascertained or unascertained;

4    are owed or incurred by or on account of any Transaction Party alone, or severally or jointly with any other person;

5    are owed to or incurred for the account of any Finance Party alone, or severally or jointly with any other person;

Facility Agreement page 25

1 Definitions and interpretations

Term	Meaning

6    are owed to any other person as agent (whether disclosed or not) for or on behalf of any Finance Party;

7    are owed or incurred as principal, interest, fees, charges, Taxes, damages (whether for breach of contract or tort or incurred on any other ground), losses, costs or expenses, or on any other account;

8    are owed to or incurred for the account of any Finance Party directly or as a result of:

•    the assignment or transfer to any Finance Party of any debt or liability of any Transaction Party (whether by way of assignment, transfer or otherwise); or

•    any other dealing with any such debt or liability;

9    are owed to or incurred for the account of a Finance Party before the date of this agreement or before the date of any assignment of this agreement to any Finance Party by any other person or otherwise; or

10  comprise any combination of the above.

Secured Property	the property subject to a Security.

Securities Act	the Securities Act of 1933, as amended.

Securities Laws	in respect of a Transaction Party or Lost Creek, all securities, companies and corporations laws, together with all regulations, rules and policy statements under those laws, which are applicable to that Transaction Party or Lost Creek, including the applicable laws of the United States of America and Canada or a State, Province or Territory of either of them.

Security	any security created or expressed to be created in favour of a Finance Party by a Security Document.

Security Document

1    the Borrower Security Agreement;

2    the Lost Creek Mortgage until released in accordance with its terms under clause 9.27(a)(1);

3    the Lost Creek Pledge Agreement until released in accordance with its terms under clause 9.27(a)(1);

4    the pledge over all of the outstanding and future shares in the capital stock of Pathfinder to be granted by the Borrower in favour of the Agent and the Financier under clause 2.2(c);

5    the guarantee and indemnity given by a Guarantor under clause 14.17;

Facility Agreement page 26

1 Definitions and interpretations

Term	Meaning

6 the Deposit Account Control Agreement;

7 any Encumbrance granted by a Guarantor under clause 14.17; and

8 each Collateral Security.

Security Provider	a person who has granted a Security, but not Lost Creek after the Financier’s secured interests under the Lost Creek Mortgage and the Lost Creek Pledge Agreement have been released under clause 9.27(a)(1).

Shares	fully paid shares of the common stock in the capital of the Parent.

Shirley Basin Property	the property located in the Shirley Basin mining district in the State of Wyoming being the mine site commonly referred to as the Shirley Basin Mine, in the area within the DEQ issued mine permit No. 345C.

State Documents

1    the State Financing Agreement;

2    the agreement entitled ‘Mortgage, Assignment of Revenues, Security, Agreement, Fixture Filing and Financing Statement’ to be granted by Lost Creek in favour of Sweetwater County, Wyoming in relation to the Mineral Rights for the Lost Creek Project;

3    the guarantee agreements, each entitled ‘Guarantee’, to be granted by the Borrower and the Parent in favour of Sweetwater County, Wyoming;

4    the indenture of trust to be made between Sweetwater County, Wyoming and the trustee identified in that indenture of trust;

5    the pledge over all of the outstanding and future membership interests of Lost Creek to be granted by the Borrower in favour of Sweetwater County, Wyoming; and

6    other related security documents entered into between Lost Creek, Sweetwater County, Wyoming and the trustee identified in those security documents.

State Facility	a facility which complies with the requirements of clause 9.17(b).

State Financial Close	the date on which all of the conditions precedent in the State Financing Agreement are satisfied and funding has been provided under that agreement.

State Financing Agreement	the agreement entitled ‘Financing Agreement’ to be made between Sweetwater County, Wyoming and Lost Creek.

Facility Agreement page 27

1 Definitions and interpretations

Term	Meaning

State Leases	1 State of Wyoming Uranium Lease No. 0-40814; 2 State of Wyoming Uranium Lease No. 0-41041; 3 State of Wyoming Uranium Lease No. 0-41765; and 4 State of Wyoming Uranium Lease No. 0-42115.

Subsidiary	a Person over which another Person has Control.

Surety Obligation

any guaranty, suretyship, letter of credit, letter of comfort or any other obligation:

1    to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of;

2    to indemnify any person against the consequences of default in the payment of; or

3    to be responsible for,

any debt or monetary liability of another person or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of any other person.

Sustaining Capital Expenditure	all recurrent capital expenditure of a routine nature incurred or projected in the Base Case Model to be incurred by the Borrower Group in the ordinary course of ordinary business of the Borrower Group.

Tax

1    any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding including goods and services tax; or

2    any income, stamp or transaction duty, tax or charge,

which is assessed, levied, imposed or collected by any Government Agency and includes any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above.

Technical Assumptions	in relation to the Base Case Model, means projected Revenue, Operating Costs, Revenue and technical operating assumptions relating to the Project and any other assumption that in the Agent’s opinion (acting reasonably) is necessary to run the Base Case Model other than Economic Assumptions.

Third Corporate Facility Agreement	the syndicated facility agreement to be arranged by the Agent and to be entered into between the Borrower, the Parent, the Agent and financiers to be agreed by the parties.

Facility Agreement page 28

1 Definitions and interpretations

Term	Meaning

Third Corporate Facility Security	any security created or expressed to be created in favour of the financiers under the Third Corporate Facility Agreement by the Security Documents (as that term is defined in the Third Corporate Facility Agreement).

Title Document	any original, duplicate or counterpart certificate or document of title.

Transaction Document

1    this agreement;

2    each Security Document;

3    any Guarantee Assumption Agreement;

4    the Promissory Note;

5    the Warrant Certificate;

6    any document or agreement entered into or given under any of the above;

7    any other document that the Agent and the Borrower agree in writing to be a Transaction Document; and

8    all amendments, modifications, extensions, replacements and substitutions to any of the above.

Transaction Party	1 the Borrower; 2 each Guarantor; 3 each Security Provider; and 4 any other person that the Borrower and the Agent agree is a Transaction Party.

TSX	the Toronto Stock Exchange.

TSX Approvals

each approval of the TSX that is required in connection with the transactions contemplated in the Transaction Documents, including:

1    the provision of the Facility;

2    the issuance of the Warrants; and

3    the issuance and listing of Shares on the exercise of the Warrants.

TSX Business Day	a day on which trading takes place on the TSX.

Undrawn Commitment	at any time, the Commitment less the Principal Outstanding at that time.

Facility Agreement page 29

1 Definitions and interpretations

Term	Meaning

Value Date	the date 2 LIBOR Business Days before the first day of an Interest Period.

Warrant	a warrant to purchase Shares which is to be issued to the Warrant Holder under clause 7.1 and which is exercisable at the Exercise Price.

Warrant Certificate	a certificate in the form of Attachment 4.

Warrant Holder	the Financier or the Financier’s nominee.

Warrant Share	each Share received by the Financier or the Financier’s nominee on the exercise of a Warrant.

WOC Proceeding	the administrative challenge brought by the Wyoming Outdoor Council requesting that the Wyoming State Office of the Bureau of Land Management review and stay its decision with respect to its Record of Decision.

Work Fee	a non-refundable, non-rebateable fee of $50,000 paid in cash by the Borrower to the Agent upon acceptance of the Agent’s mandate to arrange the Facility.

1.2	Interpretations

In this agreement headings and bold type are for convenience only and do not affect the interpretation of this agreement and, unless the context requires otherwise:

(a)	words indicating the singular include the plural and vice versa;

(b)	words indicating a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d)	an expression suggesting or referring to a natural person or an entity includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e)	a reference to any thing (including any right) includes a part of that thing but nothing in this clause 1.2(e) implies that performance of part of an obligation constitutes performance of the obligation;

(f)	a reference to a clause, party, annexure, exhibit, attachment or schedule is a reference to a clause of, and a party, annexure, exhibit, attachment and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit, attachment and schedule;

Facility Agreement page 30

1 Definitions and interpretations

(g)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h)	a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to liquidation includes official management, appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding up, dissolution, deregistration, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or a similar procedure or, where applicable, changes in the constitution of any partnership or person, or death;

(j)	a reference to a party to any document includes that party’s successors and permitted assigns;

(k)	a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(l)	a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m)	a reference to a document includes any agreement in writing, or any certificate, notice, deed, instrument or other document of any kind;

(n)	no provision of this agreement may be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision;

(o)	a reference to a body, other than a party to this agreement (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	a Default is ‘continuing’ if it has not been waived in writing by, or remedied to the reasonable satisfaction of, the Agent; and

(q)	references to time are to Denver, Colorado time, unless otherwise stated.

1.3	Inclusive expressions

Specifying anything in this agreement after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

1.4	Business Day

Except where clause 6.2 applies or as otherwise provided under this agreement, where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the succeeding Business Day.

Facility Agreement page 31

2 Conditions precedent and conditions subsequent

1.5	Accounting Standards

Any accounting practice or concept relevant to this agreement is to be construed or determined in accordance with the Accounting Standards.

2	Conditions precedent and conditions subsequent

2.1	Conditions precedent to the first Funding Portion

The Financier is not obliged to provide the first Funding Portion or the Commitment until the Agent has received all of the following in form and of substance satisfactory to the Agent:

(a)	officer’s certificate: an officer’s certificate given in respect of each of the Borrower and the Parent and dated no more than 5 Business Days before the first Funding Date;

(b)	constitution: a certified copy of the memorandum and articles of association, articles of incorporation, amalgamation, articles of organization, by-laws, constitution, operating agreement, or other constituent documents of each Transaction Party, or evidence that those documents have not varied from the time they were last delivered;

(c)	corporate authorization: a certified copy of a resolution of the board of directors for each Transaction Party, approving the provision of the Facility by the Financier and the transactions contemplated by the Transaction Documents, authorizing execution by the Borrower of the Transaction Documents to which it is a party, and authorizing a person or persons (being Authorized Officers) to sign notices, certificates or other documents in connection with the Transaction Documents on behalf of the Borrower;

(d)	authorized signatories: a certified copy of the signatures of all Authorized Officers of the Borrower who will sign notices, certificates or other documents in connection with the Transaction Documents on its behalf;

(e)	Transaction Documents: originals of each Transaction Document not already delivered before the date of this agreement, duly executed by all parties to them other than the Finance Parties and, where applicable:

(1)	with evidence satisfactory to the Agent that all Taxes applicable to the Transaction Documents have been or will be duly paid; and

(2)	in recordable form together with all executed documents necessary to record them;

(f)	Material Agreements: a true and complete copy of each of the Material Agreements available on the first Funding Date, in each case as executed by all parties to them and, where applicable, stamped and registered, or evidence that those Material Agreements have not varied from the time they were last delivered;

(g)	Amendment and Restatement Agreement: an original of the Amendment and Restatement Agreement duly executed by all parties to it other than the Finance Parties;

(h)	budget: a copy of the agreed Corporate and Project Budget initialled by the Borrower and the Agent for identification purposes;

Facility Agreement page 32

2 Conditions precedent and conditions subsequent

(i)	Base Case Model: a copy of the agreed Base Case Model duly verified by the Borrower and the Agent for identification purposes;

(j)	Project Documents: copies of each Project Document relating to the Lost Creek Project, executed by all parties to them or evidence that those Project Documents have not varied from the time they were last delivered;

(k)	enquiries: results of searches, enquiries and requisitions in respect of each Transaction Party and Lost Creek, the Project Assets of the Lost Creek Project and the other Secured Property.

(l)	Authorizations: evidence that all Authorizations have been obtained in connection with the transactions contemplated by the Documents;

(m)	Funding Account: evidence that the Funding Account has been established;

(n)	Warrants: evidence that the Warrants have been issued in accordance with clause 7.1;

(o)	certificate regarding Material Adverse Effect: a certificate of the Borrower stating that since the end of the accounting period for the Consolidated Financial Reports for the Borrower Group for the year ending 31 December 2012, no event has occurred (and is continuing) which has, or could reasonably be expected to have, a Material Adverse Effect;

(p)	legal opinions:

(1)	an opinion from Fasken Martineau DuMoulin LLP in respect of the applicable laws of Canada in relation to, among other things, due execution of this agreement by the Parent;

(2)	an opinion from Davis Graham & Stubbs LLP in respect of:

(A)	the applicable laws of the State of Colorado in relation to, among other things due incorporation of the Borrower, due execution of the Transaction Documents by the Borrower and enforceability of the Transaction Documents which are governed by Colorado law; and

(B)	the applicable laws of the State of Wyoming in relation to, among other things, due execution of the Transaction Documents by Lost Creek and enforceability of the Transaction Documents which are governed by Wyoming law.

(q)	insurance: evidence that the Transaction Parties have complied with clause 9.25;

(r)	Initial Transaction Costs: evidence that the Initial Transaction Costs have been or will be paid in full at the time the first Funding Portion is provided;

(s)	other approvals: evidence that all other approvals necessary for the transactions contemplated by the Transaction Documents have been obtained; and

(t)	other matters: any other certificates, Authorizations, documents, matters or things which the Agent or the Financier reasonably requires.

2.2	Conditions precedent to the first Funding Portion for the Pathfinder Acquisition

If the proceeds of a Funding Portion are to be applied for the purposes described in clauses 3.2(a) and 3.2(b), the Financier is not obliged to provide the Funding Portion until the Agent has received, in addition to the items listed in clause 2.1, all of the following in form and of substance satisfactory to the Agent:

Facility Agreement page 33

2 Conditions precedent and conditions subsequent

(a)	Material Agreements: a true and complete copy of each of the Material Agreements not already delivered under clause 2.1, in each case as executed by all parties to them and, where applicable, stamped and registered;

(b)	Pathfinder SPA: evidence that, at the time the initial Funding Portion is to be provided for the purposes described in clauses 3.2(a) and 3.2(b):

(1)	all conditions precedent under the Pathfinder SPA have been satisfied or (with the prior written consent of the Agent, not to be unreasonably withheld or delayed) waived;

(2)	completion under the Pathfinder SPA has occurred or will occur; and

(3)	the Borrower has received or will receive all transfers, consents and other documents required for it to take good title to the shares in the capital stock of Pathfinder (including any third party consents which are required to be obtained under any Project Document);

(c)	Pathfinder Pledge Agreement: evidence that the Borrower has duly executed a pledge in the customary form, and in a form and substance satisfactory to the Agent, over all of the outstanding and future shares in the capital stock of Pathfinder in favour of the Agent and the Financier;

(d)	accession of Pathfinder as Guarantor: evidence that Pathfinder has duly executed a Guarantee Assumption Agreement and has delivered all other documentation required under clause 14.17;

(e)	share certificates: original share certificates for the shares in Pathfinder, together with executed blank share transfer forms and any other document required to give effect to a transfer of those shares pursuant to the Pathfinder Pledge Agreement;

(f)	Project Documents: copies of each Project Document relating to the Pathfinder Uranium Projects executed by all parties to them;

(g)	due diligence: the completion of any legal and commercial due diligence investigations with respect to the Project Assets of the Pathfinder Uranium Projects;

(h)	Environmental Bonding: evidence that Pathfinder has complied with all of its obligations in respect of Environmental Bonding in accordance with the requirements of any Environmental Law relating to the Pathfinder Uranium Projects and the Project Area relating to those projects;

(i)	Mineral Rights: evidence that Pathfinder is the legal holder of the Mineral Rights in relation to the Pathfinder Uranium Projects and that the Key Mineral Rights for those projects are valid and in good standing;

(j)	enquiries: results of searches, enquiries and requisitions in respect of Pathfinder, the Project Assets of the Pathfinder Uranium Projects, and the other Secured Property of Pathfinder;

(k)	other approvals: evidence that all approvals necessary for the transactions contemplated by the Transaction Documents, other than those already obtained under clause 2.1, have been obtained; and

(l)	other matters: any other certificates, Authorizations, documents, matters or things which the Agent or the Financier reasonably requires.

Facility Agreement page 34

3 Commitment, purpose and availability of Facility

2.3	Conditions precedent to all Funding Portions

The Financier is not obliged to provide any Funding Portion until the following conditions are fulfilled to the satisfaction of the Agent:

(a)	Funding Notice: a Funding Notice has been provided by the Borrower to the Agent that complies with clause 4.2;

(b)	Funding Date: the Funding Date for the provision of a Funding Portion, is a Business Day within the Availability Period;

(c)	Commitment: in respect of the provision of a Funding Portion, the Commitment will not be exceeded by providing the Funding Portion;

(d)	amount of Funding Portion: in the case of a drawing for the purposes described in clauses 3.2(b), 3.2(c) and 3.2(d), the Funding Portion is for an amount that, when aggregated with all other readily available funds of the Borrower, does not exceed the amount which is equal to the amount forecast by the Corporate and Project Budget and the Base Case Model to be expended by the Borrower and Lost Creek during the period of 30 days following the proposed Funding Date;

(e)	no Default: no Default has occurred which is continuing and no Default will result from the Funding Portion being provided;

(f)	no Material Adverse Effect: no event has occurred which has had, or is likely to have, a Material Adverse Effect and no event has occurred which will prevent the Transaction Parties from developing or operating the Projects in accordance with the Corporate and Project Budget and the Base Case Model;

(g)	representations and warranties: the representations and warranties set out in clauses 8.1 and 8.2 are true and correct at the Funding Date; and

(h)	ratios: the Base Case Model demonstrates that the forecast value of:

(1)	the LLCR is greater than or equal to 2.0 times; and

(2)	the PLCR is greater than or equal to 3.0 times,

on each Calculation Date up to the Final Repayment Date.

2.4	Conditions subsequent

The Borrower must use commercially reasonable endeavours to obtain and enter into a Deposit Account Control Agreement with a bank or financial institution and on terms acceptable to the Agent as soon as possible after Financial Close.

2.5	Certified copies

An Officer of the relevant Transaction Party must certify a copy of a document given to a Finance Party under clauses 2.1 and 2.2 to be a true copy of the original document. The certification must be made no more than 5 Business Days before the date on which it is provided.

2.6	Benefit of conditions precedent

A condition in this clause 2 is for the benefit only of the Finance Parties and only the Agent acting on the instructions of the Financier may waive it.

Facility Agreement page 35

3 Commitment, purpose and availability of Facility

3	Commitment, purpose and availability of Facility

3.1	Provision of Commitment

The Financier must make the Commitment available to the Borrower on the terms of this agreement.

3.2	Purpose

The Borrower must use the proceeds of each Funding Portion under the Facility only for:

(a)	funding the Pathfinder Acquisition or to reimburse the Borrower for the cost of the Pathfinder Acquisition incurred up until that date;

(b)	the development of the Pathfinder Uranium Projects;

(c)	agreed general corporate purposes in accordance with the Corporate and Project Budget including working capital for the development and operation of the Lost Creek Project; and

(d)	any other purpose that the Agent approves in writing.

3.3	Cancellation of Commitment during Availability Period

(a)	The Borrower may cancel the whole or any part of the Undrawn Commitment by giving the Agent at least 10 days’ prior written notice.

(b)	A partial cancellation of the Undrawn Commitment may only be made in an integral multiple of $1,000,000.

(c)	The Commitment is cancelled to the extent of the portion of the Undrawn Commitment cancelled under this clause 3.3.

(d)	A notice given under clause 3.3(a) is irrevocable.

3.4	Cancellation at end of Availability Period

On the last day of the Availability Period, the Commitment is automatically cancelled to the extent of the Undrawn Commitment.

3.5	Voluntary prepayment

(a)	The Borrower may prepay any of the Principal Outstanding by giving the Agent at least 10 days’ prior written notice specifying the prepayment date and the amount to be prepaid.

(b)	Prepayment of part of the Principal Outstanding may only be made in an integral multiple of $1,000,000.

(c)	The Borrower must prepay the Principal Outstanding specified in the prepayment notice on the prepayment date specified in the notice together with:

(1)	all unpaid interest accrued to the prepayment date in respect of the prepaid amount; and

(2)	the amount of any Break Costs in accordance with clause 15.2.

(d)	The Commitment is reduced by any amount of Principal Outstanding prepaid under this clause 3.5 and accordingly, a prepaid amount may not be redrawn.

(e)	A notice given under clause 3.5(a) is irrevocable.

Facility Agreement page 36

4 Funding and rate setting procedures

3.6	Mandatory prepayment

(a)	If State Financial Close occurs, the Borrower must cause Lost Creek to:

(1)	make an initial drawing under the State Facility of an amount equal to the Principal Outstanding; and

(2)	transfer the proceeds of that drawing to the Borrower.

(b)	The Borrower must immediately apply any proceeds received from Lost Creek under 3.6(a) as a mandatory prepayment in full of the Principal Outstanding (but less any amount credited to the Borrower under clause 16.1(c)).

(c)	If the Principal Outstanding has not been fully repaid on or before the first Repayment Date, the Borrower must, in addition to the Repayment Amount payable on the first Repayment Date, prepay $10,000,000 of the Principal Outstanding together with the amount of any Break Costs in accordance with clause 15.2. Amounts prepaid under clause 3.6(d) will constitute prepayments for the purposes of this clause 3.6(c).

(d)	If the Pathfinder Acquisition occurs and the Borrower subsequently sells any of the assets of Pathfinder, the Borrower must, subject to clause 3.6(f), immediately apply any proceeds received from those sales as a mandatory prepayment of the Principal Outstanding together with the amount of any Break Costs in accordance with clause 15.2.

(e)	The Borrower must, subject to clause 3.6(f), immediately apply any proceeds received from the exercise of the Warrants as a mandatory prepayment of the Principal Outstanding together with the amount of any Break Costs in accordance with clause 15.2.

(f)	If prepayment under clauses 3.6(d) or 3.6(e) would result in the Borrower incurring Break Costs, the Borrower is permitted to delay the relevant prepayment until the next Interest Payment Date. Pending prepayment, the relevant proceeds must be retained in the Funding Account and must not be used for any other purpose or taken into account for the purpose of any calculation made under this agreement.

(g)	The Commitment is reduced by any amount of Principal Outstanding prepaid under this clause 3.6, and a prepaid amount may not be redrawn.

3.7	Cancellations and prepayments in inverse order

(a)	If there is a cancellation of the Undrawn Commitment under clause 3.3 or 3.4, the Repayment Amounts up to the amount of the cancellation are to be cancelled in inverse order of maturity.

(b)	A prepayment under clause 3.5 or 3.6 is to be applied to reduce the Repayment Amounts in inverse order of maturity.

4	Funding and rate setting procedures

4.1	Delivery of Funding Notice

(a)	If the Borrower requires the provision of a Funding Portion it must deliver to the Agent a Funding Notice.

Facility Agreement page 37

4 Funding and rate setting procedures

(b)	The Agent must notify the Financier of the contents of each Funding Notice as soon as reasonably practicable and in any event within 1 Business Day after the Agent receives the Funding Notice.

4.2	Requirements for a Funding Notice

A Funding Notice to be effective must be:

(a)	in writing in the form of, and specifying the matters required in, Schedule 2; and

(b)	received by the Agent before 11.00 am Sydney time on a Business Day at least 5 Business Days before the proposed Funding Date (or any shorter period that the Agent agrees in writing).

4.3	Irrevocability of Funding Notice

The Borrower is irrevocably committed to draw Funding Portions from the Financier in accordance with each Funding Notice given to the Agent.

4.4	Amount of Funding Portions

The Borrower must ensure that the amount of each Funding Portion is in accordance with the amounts set out in the Corporate and Project Budget and the Base Case Model unless otherwise agreed upon between the Borrower and the Agent.

4.5	Frequency of Funding Portions

The Borrower may not deliver Funding Notices to the Agent more frequently than once a month (in accordance with the Corporate and Project Budget and the Base Case Model) unless otherwise agreed upon between the Borrower and the Agent.

4.6	Interest Periods

(a)	Each Interest Period must be of 90 days or any other period that the Agent agrees upon with the Borrower.

(b)	If an Interest Period ends on a day which is not a Business Day, it is regarded as ending on the next Business Day in the same calendar month or, if none, the preceding Business Day.

(c)	An Interest Period for a Funding Portion commences either on the first Funding Date for that Funding Portion or on the last day of the immediately preceding Interest Period for that Funding Portion.

(d)	Each Interest Period which commences prior to a Quarterly Date and would otherwise end after that Quarterly Date, ends on that Quarterly Date.

(e)	No Interest Period in respect of a Funding Portion may end after the Final Repayment Date.

4.7	Determination of Funding Rate

(a)	The Agent must notify the Financier and the Borrower of the Funding Rate for an Interest Period as soon as reasonably practicable, and in any event within 2 Business Days, after it has made its determination of LIBOR.

(b)	In the absence of manifest error, each determination of LIBOR by the Agent is conclusive evidence of that rate against the Borrower.

Facility Agreement page 38

5 Facility

5	Facility

5.1	Provision of Funding Portions

If the Borrower gives a Funding Notice, the Financier must pay into the Funding Account the specified Funding Portion in Same Day Funds in Dollars on the specified Funding Date and in accordance with that Funding Notice.

5.2	Repayment

(a)	The Borrower must repay the Principal Outstanding by paying on each Repayment Date the lesser of:

(1)	the Repayment Amount payable on that date as set out in the Repayment Schedule; and

(2)	the Principal Outstanding.

(b)	The Commitment and the Principal Outstanding under the Facility is reduced on each Repayment Date by the amount paid in accordance with clause 5.2(a).

5.3	Repayment of other Secured Moneys

All unpaid Secured Moneys must in any event be paid on or before the Final Repayment Date or on any other date on which the Principal Outstanding is or is required to be repaid in full.

5.4	Interest

(a)	The Borrower must pay interest on the Principal Outstanding for each Interest Period at the Funding Rate for the Interest Period.

(b)	The Borrower must pay accrued interest in arrears on each Interest Payment Date.

5.5	Calculation of per annum interest rate

(a)	Interest is calculated on daily balances on the basis of a 360 day year and for the actual number of days elapsed from and including the first day of each Interest Period to, but excluding, the last day of the Interest Period or, if earlier, the date of prepayment or repayment of the relevant Funding Portion under this agreement.

(b)	Despite anything contained in any Transaction Document, all of the Transaction Documents are limited so that in no event will the total liability for payments in the nature of interest, additional interest and other charges exceed the applicable limits imposed by any applicable usury laws. If any payments in the nature of interest, additional interest and other charges made under any Transaction Document are held to be in excess of the limits imposed by any applicable usury laws, it is agreed that any amount held to be in excess will be considered payment of principal under this agreement, and the indebtedness evidenced under this agreement will be reduced by the amount so that the total liability for payments in the nature of interest, additional interest and other charges will not exceed the applicable limits imposed by that applicable usury law, in compliance with the wishes of the Borrower, each Guarantor, the Financier and the Agent. This provision will never be superseded or waived, and will control every other provision of the Transaction Documents and all agreements between the Transaction Parties and the Finance Parties, and their successors and assigns.

Facility Agreement page 39

6 Payments

5.6	Market Disruption Event

(a)	If a Market Disruption Event occurs in relation to a Funding Portion for any Interest Period, then the interest payable by the Borrower for the Interest Period will be the rate per annum which is the sum of:

(1)	the Margin; and

(2)	the rate notified to the Borrower by the Agent as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the actual cost to the Financier of funding that Funding Portion from whatever source it may reasonably select.

(b)	In this agreement, Market Disruption Event means:

(1)	at or about noon in London on the first day of the relevant Interest Period, the LIBOR01 Page is not available or 2 or fewer rates are quoted for the relevant period on the LIBOR01 Page at the relevant time, and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR for the relevant currency and period; or

(2)	before close of business in London on the Value Date for the relevant Interest Period, the Agent receives notification from the Financier that the cost to it of obtaining matching deposits on the Value Date would be in excess of LIBOR.

(c)	No Transaction Party may disclose to any person any information in relation to this clause 5.6 or any rates notified by a Finance Party under this clause 5.6 without the prior written consent of the Financier, except if a Transaction Party is required by law or stock exchange rule to do so.

6	Payments

6.1	Manner of payment

All payments by a Transaction Party under the Transaction Documents must be made:

(a)	in Same Day Funds;

(b)	in Dollars; and

(c)	no later than 1.00 pm at the local time of the place where the account specified by the Agent is located, on the due date,

to the Agent’s account as specified by the Agent to the Borrower or in any other manner the Agent directs by written notice to the Borrower from time to time.

6.2	Payments on a Business Day

If a payment is due on a day which is not a Business Day, the due date for that payment is the next Business Day in the same calendar month or, if none, the preceding Business Day, and interest must be adjusted accordingly.

Facility Agreement page 40

6 Payments

6.3	Payments in gross

All payments which a Transaction Party is required to make under any Transaction Document must be without:

(a)	any set-off, counterclaim or condition; or

(b)	any deduction or withholding for any Tax or any other reason unless the Transaction Party is required to make a deduction or withholding by applicable law.

6.4	Additional payments

If:

(a)	any Transaction Party is required to make a deduction or withholding in respect of Tax (other than Excluded Tax) from any payment to be made to a Finance Party under any Transaction Document; or

(b)	a Finance Party is required to pay any Tax (other than Excluded Tax) in respect of any payment it receives from a Transaction Party or the Agent under any Transaction Document,

the Transaction Party:

(c)	indemnifies each Finance Party against that Tax; and

(d)	must pay to each Finance Party an additional amount which the Agent determines to be necessary to ensure that each Finance Party receives when due a net amount (after payment of any Tax in respect of each additional amount) that is equal to the full amount it would have received if a deduction or withholding or payment of Tax had not been made.

6.5	Taxation deduction procedures

If clause 6.4(a) applies:

(a)	the Transaction Party must pay the amount deducted or withheld to the appropriate Government Agency as required by law; and

(b)	the Transaction Party must:

(1)	use reasonable endeavours to obtain a payment receipt from the Government Agency (and any other documentation ordinarily provided by the Government Agency in connection with the payment); and

(2)	within 2 Business Days after receipt of the documents referred to in clause 6.5(b)(1), deliver copies of them to the Agent.

6.6	Tax Credit

If a Transaction Party makes an additional payment under clause 6.4 for the benefit of a Finance Party, and the Finance Party determines that:

(a)	a credit against, relief or remission for, or repayment of any Tax (Tax Credit) is attributable to that additional payment; and

(b)	the Finance Party has obtained, utilised and retained that Tax Credit (which the Finance Party will use reasonable endeavours to do),

then the Finance Party must pay an amount to the Transaction Party which the Finance Party reasonably determines will leave it (after that payment) in the same after Tax position as it would have been in had the additional payment not been made by the Transaction Party.

Facility Agreement page 41

6 Payments

6.7	Tax affairs

Nothing in clause 6.6:

(a)	interferes with the right of any Finance Party to arrange its tax affairs in any manner it thinks fit;

(b)	obliges any Finance Party to investigate the availability of, or claim, any Tax Credit; or

(c)	obliges any Finance Party to disclose any information relating to its tax affairs or any tax computations.

6.8	Amounts payable on demand

If any amount payable by a Transaction Party under any Transaction Document is not expressed to be payable on a specified date, that amount is payable by the Transaction Party within 3 Business Days following written demand by the Agent.

6.9	Appropriation of payments

(a)	Except where clause 6.9(b) applies, following the occurrence of any Event of Default, all payments made by a Transaction Party under a Transaction Document may be appropriated as between principal, interest and other amounts as the Agent determines or, if no Event of Default has occurred, in the following order:

(1)	first, towards reimbursement of all fees, costs, expenses, charges, damages and indemnity payments due and payable by the Transaction Parties under the Transaction Documents;

(2)	second, towards payment of interest due and payable under the Transaction Documents; and

(3)	third, towards repayment or prepayment of the Principal Outstanding.

(b)	Any money recovered by a Finance Party as a result of the exercise of a Power under a Security Document must be appropriated in the manner provided in that Security Document.

(c)	Any appropriation under clauses 6.9(a) or 6.9(b) overrides any appropriation made by a Transaction Party.

6.10	Currency exchanges

If the Agent receives an amount under a Transaction Document in a currency which is not in the Relevant Currency, the Agent:

(a)	may convert the amount received into the Relevant Currency in accordance with its normal procedures; and

(b)	is only regarded as having received the amount that it has converted into the Relevant Currency.

Facility Agreement page 42

7 Warrants

6.11	Status of Finance Parties

The Agent will, when requested by the Borrower, provide the Borrower with executed originals of IRS Form W-8BEN relating to the Finance Parties no later than 5 Business Days prior to the first Interest Payment Date, provided that the Agent has been given sufficient notice by the Borrower in order to comply with the Borrower’s request.

7	Warrants

7.1	Warrants

On or before Financial Close, the Parent must:

(a)	issue 3,100,800 Warrants to the Warrant Holder (provided that the number of Warrants represented by the Warrant Certificate is subject to reduction as provided in section 17 of the Warrant Certificate); and

(b)	provide to the Warrant Holder a Warrant Certificate or Warrant Certificates in respect of the Warrants in the name of the applicable Warrant Holder.

7.2	Issue of Warrants

(a)	The issue of Warrants under clause 7.1 will be subject to the Parent obtaining all applicable TSX Approvals and NYSE MKT Approvals and all other approvals required under applicable laws.

(b)	The Parent must use its best endeavours to ensure the Warrants are promptly issued in accordance with clauses 7.1 and 7.2(a).

(c)	All Warrants issued under clause 7.1 will be issued at no additional cost to the Warrant Holder or any Finance Party.

(d)	All Warrants will be transferable by the Warrant Holder (and by its successive transferees) in accordance with the terms of the Warrant Certificate.

7.3	Exercise of Warrants

(a)	The Warrant Holder may exercise any Warrants in accordance with the terms of the Warrant Certificate and subject to any applicable laws or requirements of the TSX and the NYSE MKT, at any time before the applicable Expiry Date.

(b)	The proceeds payable by the Warrant Holder to exercise a Warrant will be applied as a mandatory prepayment of the Principal Outstanding under clause 3.6(e).

7.4	Ranking of Shares and Warrants

(a)	Each Share received by the Warrant Holder on the exercise of a Warrant issued to the Warrant Holder under this clause 7, ranks in all respects pari passu with the other then existing issued Shares, but will not in the case of the exercise of a Warrant carry any rights to any dividends or other distributions declared or paid or made on the Shares before the date that Warrant is exercised.

(b)	Each Warrant issued to the Warrant Holder under this clause 7 ranks in all respects pari passu with the other then existing issued warrants to purchase Shares.

Facility Agreement page 43

7 Warrants

7.5	Registration under Securities Laws

(a)	The Parent must use its reasonable best efforts to prepare and file with the U.S. Securities and Exchange Commission, on or before 10 January 2014, a Registration Statement on Form S 3 or other equivalent form (Registration Statement) and provide in that Registration Statement for the resale by the Financier or its nominee (as applicable) of the Warrant Shares.

(b)	The Parent must use its reasonable best efforts to cause the registration to be declared effective as soon as practicable following filing. Following the Registration Statement being declared effective, the Parent must maintain the effectiveness and availability of the Registration Statement until the earlier of:

(1)	the last occurring Expiry Date;

(2)	the date on which the Financier or the Financier’s nominee (as applicable) no longer holds any of the Warrant Shares registered in the Registration Statement; or

(3)	the date on which the Warrant Shares are capable of being sold without limitation, other than any applicable volume restrictions, under Rule 144 under the Securities Act.

(c)	The Financier must provide any information which is required under the Securities Act relating to the Financier for inclusion in the Registration Statement.

(d)	If, during the time that the Registration Statement is effective, the Parent notifies the Financier that the Registration Statement contains a material misstatement or omission:

(1)	the Financier must cease any resale of the Warrant Shares pursuant to the relevant Registration Statement until it is notified that resales may be resumed; and

(2)	the Parent must use its best efforts to supplement the relevant Registration Statement as soon as practicable to make the disclosures in that Registration Statement correct and complete.

7.6	Approvals for issue of Shares

(a)	The Parent must maintain all approvals required to permit the exercise of the Warrants and the issue of the Warrant Shares.

(b)	Without limiting the Parent’s obligations under clause 7.6(a), if any approvals are required for the Parent to lawfully and validly permit the exercise of the Warrants in accordance with their terms or the issuance of the Warrant Shares, the Parent must use its best efforts to obtain those approvals, as soon as reasonably practicable.

(c)	To the extent that any approvals are required for exercise of the Warrants, the Parent must issue to the Financier or its nominee (as applicable):

(1)	on the date provided for in this agreement or the Warrant Certificate (as applicable), the maximum number of Warrant Shares which can be issued without those approvals and promptly seek to obtain those approvals for the issuance of the balance of the relevant Warrant Shares (and if any shareholder approvals are required, it will recommend to its shareholders that they approve the issue of the relevant Warrant Shares, and will seek to obtain all approvals no later than 30 days after the relevant date); and

Facility Agreement page 44

8 Representations and warranties

(2)	the balance of the relevant Warrant Shares within 2 Business Days of obtaining the approvals required for the issue of those Warrant Shares.

8	Representations and warranties

8.1	General representations and warranties

Each Transaction Party represents and warrants, for itself and with respect to Lost Creek (as applicable) to and for the benefit of each Finance Party that:

(a)	registration: it is a corporation or limited liability company (as the case may be) registered in accordance with the laws of its place of incorporation or organisation (as the case may be) and is validly existing and in good standing under those laws;

(b)	corporate power: it has the corporate or limited liability company power to own its assets and to carry on its business as it is now being conducted;

(c)	authority: it has power and authority to enter into and perform its obligations under the Documents to which it is expressed to be a party;

(d)	authorizations: it has taken all necessary action to authorize the execution, delivery and performance of the Documents to which it is expressed to be a party;

(e)	binding obligations: the Documents to which it is expressed to be a party constitute its legal, valid and binding obligations and, subject to any necessary stamping and registration, and assuming valid execution by the Finance Parties thereto, are enforceable in accordance with their terms subject to laws generally affecting creditors’ rights and to principles of equity;

(f)	valid Encumbrances:

(1)	upon execution and delivery of a Security Document, that Security Document will be effective to create in favour of the Finance Parties, legal, valid and enforceable Encumbrances on, and security interests in, all right, title and interests of the relevant Transaction Party (as the case may be) in and to the property the subject of that Security Document and the proceeds of that property; and

(2)	in respect of a Security Document where the security interest may be perfected only by possession or control of the property the subject of that Security Document (which possession or control must be given to the Agent by the relevant Transaction Party (as the case may be) to the extent that it is required), after all appropriate filings or recordings are made in the appropriate offices as may be required under applicable law, and, after the Agent takes possession or control of the property that is at any time encumbered pursuant to that Security Document, that Security Document will constitute a fully perfected Encumbrance on, and security interest (with the priority interest it is intended to have under the Transaction Documents) in, all right, title and interest of that Transaction Party in the property the subject of that Security Document and the proceeds of that property, in each case subject to no Encumbrances other than Permitted Encumbrances;

Facility Agreement page 45

8 Representations and warranties

(g)	transaction permitted: the execution, delivery and performance by it of the Documents to which it is expressed to be a party will not breach, or result in a contravention of:

(1)	any law, regulation or Authorization;

(2)	its articles of association, articles of incorporation, articles of organization, by-laws, constitution, operating agreement, or other constituent or organizational documents; or

(3)	any Encumbrance or agreement which is binding on it,

and will not result in:

(4)	the creation or imposition of any Encumbrance on any of its assets other than as permitted under a Transaction Document; or

(5)	the acceleration of the date for payment of any obligation under any agreement which is binding on it;

(h)	no default or breach: no Transaction Party is and nor is Lost Creek:

(1)	in breach of a Transaction Document;

(2)	in breach in a material respect of any law or Authorization;

(3)	in breach in a material respect under any Project Document or other agreement or document binding on it (other than a Transaction Document); and

(4)	in default in the payment of a material sum, or not in compliance with a material obligation in respect of Financial Indebtedness;

(i)	Event of Default: no Event of Default has occurred which is continuing;

(j)	no litigation: other than the BCA Litigation and the WOC Proceeding, no litigation, arbitration, dispute or administrative proceeding has been commenced, is pending or to its knowledge is threatened, which if adversely determined would have a Material Adverse Effect;

(k)	financial information: the most recent Financial Reports or financial statements of the Borrower Group that it has provided to the Agent under clause 9.6(a) give a true and fair view of the financial condition and state of affairs of the Borrower Group as at the date they were prepared;

(l)	no change in affairs: there has been no change in the state of affairs of the Borrower Group since the end of the accounting period for its most recent Financial Reports or accounts referred to in clause 8.1(k) which has had, or is likely to have, a Material Adverse Effect;

(m)	no knowledge of material adverse information: it has no knowledge of any material adverse information in relation to the current and prospective operations of it, any other Transaction Party or Lost Creek other than that which it has disclosed in writing to the Financier;

(n)	representations true: each of its representations and warranties contained in the Documents is correct and not misleading when made or repeated;

(o)	disclosure:

(1)	no representation or warranty of or by it under a Transaction Document, any schedule, annexure or exhibit attached to a Transaction Document, contained in any certificate, list or other writing provided to a Finance Party pursuant to the provisions of a Transaction Document, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements in this agreement or in that Transaction Document, in the light of the circumstances under which they were made, not misleading;

Facility Agreement page 46

8 Representations and warranties

(2)	all information provided to any Finance Party by or on behalf of it in respect of the Documents, the transactions contemplated by them, each Transaction Party and Lost Creek and the assets, business and affairs of each Transaction Party and Lost Creek, is correct as at the time it is given in all material respects and is not, whether by omission of information or otherwise, misleading in any material respect;

(3)	it has not withheld any facts relating to it, the Documents, the transactions contemplated by them, each Transaction Party and Lost Creek, the assets, business and affairs of each Transaction Party and Lost Creek and any thing in connection with them which are material to the decision of the Finance Parties to enter into the Transaction Documents, the transactions contemplated by them, each Transaction Party and Lost Creek and the assets and business affairs of each Transaction Party and Lost Creek;

(4)	all filings made by it with any securities commissions or regulatory authorities or the Toronto Stock Exchange or the NYSE MKT are, at their respective dates, true and correct in all material respects, contain or contained no material misrepresentation and constitute full, true and plain disclosure of all material facts relating to it, and it does not have any confidential filings with any securities commissions or regulatory authorities or the Toronto Stock Exchange;

(5)	the Parent is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the Provinces) and in good standing in the Provinces under applicable Canadian Securities Laws, is not included in a list of defaulting reporting issuers maintained by the securities commissions (or similar regulatory authorities) in any of the Provinces and is not in default of any requirement of the applicable Securities Laws in Canada or the United States of America relating to continuous disclosure and is in compliance with the by-laws, rules and regulations of the TSX and the NYSE MKT;

(p)	legal and beneficial owner: each of the Transaction Parties and Lost Creek is the legal and beneficial owner of:

(1)	its property; and

(2)	all of its assets included in the latest consolidated Financial Report provided by the Borrower,

free and clear of all third party rights, other than those disclosed in those Financial Reports or Permitted Encumbrances, or Permitted Interests, and subject, with respect to the unpatented mining claims and millsites included in the Projects, to the paramount title of the United States of America and the statutory rights of third parties to use the surface or subsurface of the lands within those mining claims and millsites;

(q)	business assets: Each of the Transaction Parties and Lost Creek owns, leases or has the lawful right to use all of the assets necessary in a material respect for the conduct of its respective businesses as currently being conducted;

(r)	Secured Property:

(1)	there is no Encumbrance over any of its Secured Property, other than a Permitted Encumbrance; and

Facility Agreement page 47

8 Representations and warranties

(2)	no person holds an interest in its Secured Property other than under a Permitted Encumbrance or a Permitted Interest;

(s)	no assets in Canada: no Transaction Party other than the Parent nor Lost Creek has any assets located in any Canadian province or territory, and in Canada the Parent only has assets (i) in the Province of Ontario and (ii) in the case of the Northwest Territories and Nunuvat only, mining claims over certain property located in those territories;

(t)	no accounts in Canada: no Transaction Party nor Lost Creek has any securities accounts or futures accounts in Canada or with a securities intermediary located in Canada, other than as disclosed to the Financier in writing. No Transaction Party nor Lost Creek has granted control to any Person over, and no other Person has perfection by control over, such securities accounts or futures accounts or any collateral contained therein;

(u)	no immunity: no Transaction Party nor Lost Creek enjoys, nor do any Transaction Party’s or Lost Creek’s assets enjoy, immunity from suit or execution;

(v)	not a trustee: no Transaction Party nor Lost Creek enters into any Document as trustee of any trust or settlement;

(w)	solvency: each of the Transaction Parties and Lost Creek is solvent and is able to pay its debts as and when they become due;

(x)	commercial benefit: the entering into and performance by each of the Transaction Parties and Lost Creek of its obligations under the Documents to which it is expressed to be a party is for the commercial benefit of that Transaction Party or Lost Creek and is in its commercial interests;

(y)	priority of Securities: on and from the date on which it is entered into as required by the terms of this Agreement, each Security granted by it in a Security Document has the priority it is intended to have;

(z)	filing and registration: it has filed all corporate notices and effected all registrations with any relevant Government Agency in the United States of America or Canada, as the case may be, as required by all applicable laws and all those filings and registrations are current, complete and accurate in every material respect;

(aa)	Taxes and fees:

(1)	each of the Transaction Parties and Lost Creek has complied in all material respects with all tax laws in all applicable jurisdictions and it has paid all Taxes due and payable by it (other than Contested Taxes), and no claims are being asserted against it in respect of any Taxes (other than Contested Taxes); and

(2)	each of the Transaction Parties and Lost Creek has paid all registration or other fees, costs and expenses in connection with the execution, performance and enforcement of the Documents, any transaction contemplated by a Document and any Authorizations;

(bb)	group structure:

(1)	the Parent is legal and beneficial owner of 100% of the issued share capital of the Borrower;

(2)	the Borrower is the legal and beneficial owner of all of the membership interests in Lost Creek;

Facility Agreement page 48

8 Representations and warranties

(3)	on and from the Pathfinder Acquisition Date, the Borrower is the legal and beneficial owner of 100% of the issued share capital of Pathfinder;

(4)	the Borrower’s and Parent’s only Subsidiaries are listed in the Group Structure Diagram; and

(5)	the Group Structure Diagram is true and correct in all respects and does not omit any material information or details; and

(cc)	Defined Benefit Plan: no Transaction Party nor Lost Creek has a Defined Benefit Plan.

8.2	Projects representations and warranties

The Borrower represents and warrants to and for the benefit of each Finance Party that:

(a)	Mineral Rights: except as disclosed to the Agent:

(1)	as at the date of this agreement:

(A)	the Key Mineral Rights with respect to the Lost Creek Project are legal, valid and continuing and confer on Lost Creek the material rights required to enable it to develop and operate the Lost Creek Project in accordance with the Corporate and Project Budget and the Base Case Model ;

(B)	Lost Creek has in all material respects complied with its obligations in connection with its Mineral Rights to the extent required to date;

(C)	except for Permitted Encumbrances and Permitted Interests, and subject, with respect to the unpatented mining claims and millsites included in the Lost Creek Project, to the paramount title of the United States of America and the statutory rights of third parties to use the surface or subsurface of the lands within those mining claims and millsites, Lost Creek has record title to the Mineral Rights (but nothing in this Agreement shall be deemed a representation that any unpatented mining claim contains a discovery of a valuable mineral, or that Lost Creek has established or is maintaining pedis possessio rights with respect to any such mining claim);

(2)	as at the Pathfinder Acquisition Date:

(A)	the Key Mineral Rights with respect to the Pathfinder Uranium Projects are legal, valid and continuing and Pathfinder has the material rights required to enable it to develop and operate the Pathfinder Uranium Projects in accordance with the Corporate and Project Budget and the Base Case Model;

(B)	Pathfinder has in all material respects complied with its obligations in connection with its Mineral Rights to the extent required to date; and

Facility Agreement page 49

8 Representations and warranties

(C)

with effect from the Pathfinder Acquisition Date, to the best of the Borrower’s knowledge, information and belief having made all due enquires, Pathfinder will be the legal and beneficial holder of the Mineral Rights described in Attachment 2, free and clear of all third party rights, other than Permitted Encumbrances and Permitted Interests and subject, with respect to the unpatented mining claims and millsites included in the Pathfinder Uranium Projects, to the paramount title of the United States of America and the statutory rights of third parties to use the surface or subsurface of the lands within those mining claims and millsites (but nothing in this Agreement shall be deemed a representation that any unpatented mining claim contains a discovery of a valuable mineral, or that Pathfinder has established or is maintaining pedis possessio rights with respect to any such mining claim);

(b)	Authorizations:

(1)	the material Authorisations necessary for the current operations of the Projects are in place;

(2)	all fees due and payable in connection with those Authorisations have been paid; and

(3)	each of the Transaction Parties and Lost Creek is in compliance in all material respects with all material Authorizations in respect of itself and the Projects;

(c)	Project Documents:

(1)	no event has occurred or condition exists which would permit the cancellation, termination, forfeiture or suspension of a Project Document to which a Transaction Party or Lost Creek is a party, nor is any party to that Project Document in default under any term of a Project Document in any material respect;

(2)	it has given to the Agent copies of all of the Project Documents, and all copies of those Project Documents and any other documents or agreements (including Authorizations) given by it or on its behalf to the Agent constitute true and complete copies and those documents and agreements are in full force and effect; and

(3)	the Project Documents to which a Transaction Party or Lost Creek is a party contain the entire agreement of the parties to them as to the Projects and supersede all previous agreements and understandings in relation to those aspects of the Projects and there are no other material contracts, agreements or arrangements entered into by a Transaction Party or Lost Creek in connection with the Projects;

(d)	Project Assets: except as disclosed to the Agent and subject, with respect to the unpatented mining claims and millsites forming part of the Projects, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands within those mining claims and millsites:

(1)	Lost Creek has all legal and equitable title to the Project Assets of the Lost Creek Project; and

(2)	from the Pathfinder Acquisition Date, Pathfinder has all legal and equitable title to the Project Assets of the Pathfinder Uranium Projects;

(e)	Project Areas: the Project Areas comprise all of the land, leases and other rights which are required and necessary for the effective, proper and lawful development and operation of the Projects in accordance with the Corporate and Project Budget and the Base Case Model;

Facility Agreement page 50

8 Representations and warranties

(f)	Environmental Bonding: the Environmental Bonding is the only environmental bonding required to be lodged in accordance with the requirements of any Environmental Law relating to the Projects or the Project Areas as currently conducted;

(g)	Environmental Liabilities:

(1)	there are no material Environmental Liabilities affecting the Lost Creek Project and there are no matters affecting the Lost Creek Project which are likely to give rise to any material Environmental Liabilities other than Environmental Liabilities which exist in accordance with, and do not breach, an Environmental Law or Authorization; and

(2)	to the best of the Borrower’s knowledge, there are no material Environmental Liabilities affecting the Pathfinder Uranium Projects and there are no matters affecting the Pathfinder Uranium Projects which are likely to give rise to any material Environmental Liabilities other than:

(A)	Environmental Liabilities which exist in accordance with, and do not breach, an Environmental Law or Authorization; and

(B)	as identified in the Pathfinder SPA;

(h)	royalties: the only royalties, overriding royalties or production payments in respect of a Mineral Right are the royalties payable under the terms of a Permitted Royalty;

(i)	other business: no Transaction Party nor Lost Creek is involved in, has conducted or conducts any business other than exploration and mining project development and activities incidental to exploration and mining project development, except as set forth in Section 9.19(b); and

(j)	insurances: in respect of the Projects and the Project Assets, each Transaction Party has complied with clause 9.25 and all insurance policies entered into in complying with that clause 9.25 are valid, binding and subsisting and all premiums due under those insurance policies have been paid in full.

8.3	Survival and repetition of representations and warranties

The representations and warranties given under this agreement:

(a)	survive the execution of each Transaction Document; and

(b)	are repeated on the date of each Funding Date and each Quarterly Date with respect to the facts and circumstances then subsisting until:

(1)	the Commitment is cancelled;

(2)	the Secured Moneys are unconditionally repaid in full; and

(3)	each Security is discharged,

or the Agent otherwise agrees in writing.

8.4	Reliance by Finance Parties

The Borrower acknowledges that each Finance Party has entered into each Transaction Document to which it is a party in reliance on the representations and warranties given under this agreement.

Facility Agreement page 51

9 Undertakings

9	Undertakings

9.1	Conduct of Projects

Each Transaction Party must, and must cause Lost Creek to, ensure that there is no change to the scope of the Projects from that assumed in or contemplated in the Corporate and Project Budget and the Base Case Model, without the written consent of the Agent, and must ensure that:

(a)	the Projects are diligently developed and maintained in accordance with the Corporate and Project Budget, the Base Case Model, Good Industry Practice and the applicable Authorizations; and

(b)	the Project Assets are maintained in good condition, reasonable wear and tear excepted.

9.2	Projects Covenants

(a)	Project Assets: Each Transaction Party must ensure that:

(1)	Lost Creek owns all Project Assets with respect to the Lost Creek Project (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located);

(2)	no person has any right, title or interest in the Project Assets with respect to the Lost Creek Project, other than Lost Creek, and except for Permitted Interests, Permitted Encumbrances and Permitted Royalties (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located);

(3)	on and from the Pathfinder Acquisition Date, Pathfinder owns all Project Assets with respect to the Pathfinder Uranium Projects (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located);

(4)	on and from the Pathfinder Acquisition Date, no person has any right, title or interest in the Project Assets with respect to the Pathfinder Uranium Projects, other than Pathfinder, and except for Permitted Interests, Permitted Encumbrances and Permitted Royalties (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located); and

(5)	neither Lost Creek nor on and from the Pathfinder Acquisition Date, Pathfinder, Disposes of, decreases or diminishes its aggregate ownership interest in each Project without the prior written consent of the Agent. For the avoidance of doubt, a sale of an individual Project Asset which is a Permitted Disposal is not to be taken to be a decrease or diminishment of the aggregate ownership interest in the relevant Project.

Facility Agreement page 52

9 Undertakings

(b)	Force Majeure Event: Each Transaction Party must, and must cause Lost Creek to, take all action as is reasonably available to it to cause any Force Majeure Event affecting a Project to be remedied as soon as possible after that Force Majeure Event occurs, but the party affected is not obliged to incur expenditure to overcome the events or circumstances which caused the Force Majeure Event which would make uneconomic (in the reasonable opinion of the Agent) the continued development of the Project.

(c)	Access: Each Transaction Party, at the request of the Agent, must, and must cause Lost Creek to ensure that the Finance Parties and representatives of the Finance Parties, on giving reasonable notice, are allowed access at all reasonable times and with reasonable frequency to the Project Areas and the Project Assets to inspect any of the Project Assets and to inspect any books, records, data and information which are in the custody or possession of a Transaction Party or Lost Creek. The Borrower must pay the reasonable costs of expenses of the Agent for:

(1)	one site visit to each Project each year by the Agent and its representatives and consultants; and

(2)	any other site visit to the Projects conducted when a Default has occurred and is continuing.

When exercising its rights under this clause, the Agent and any representatives or consultants of the Agent must comply with all safety requirements and site rules relating to the Projects.

9.3	Environmental issues

Each Transaction Party must, and must ensure that Lost Creek:

(a)	complies in all material respects with all Environmental Laws;

(b)	obtains, at the appropriate time having regard to the status of the Projects, and complies in all material respects with all Environmental Approvals required in connection with the development and operation of the Projects; and

(c)	promptly notifies the Agent of all material claims, complaints or notices concerning its compliance with Environmental Laws and Environmental Approvals.

9.4	Mineral Rights

(a)	Each Transaction Party must ensure that, from the date of this agreement, Lost Creek:

(1)	has, and continues to have, record title to its Key Mineral Rights with respect to the Lost Creek Project;

(2)	is entitled to acquire or have issued to it the Mineral Rights not presently held by it necessary for the development and operation of the Lost Creek Project in accordance with the Corporate and Project Budget and the Base Case Model;

(3)	takes, or causes to be taken, all actions necessary to ensure that all conditions and requirements relating to the Key Mineral Rights and all other Mineral Rights with respect to the Lost Creek Project are observed and performed and that the Key Mineral Rights and those other Mineral Rights with respect to the Lost Creek Project remain valid and are in full force and effect; and

Facility Agreement page 53

9 Undertakings

(4)	keeps its Key Mineral Rights and other Mineral Rights with respect to the Lost Creek Project free of Encumbrances other than Permitted Encumbrances.

(b)	Each Transaction Party must ensure that, on and from the Pathfinder Acquisition Date, Pathfinder:

(1)	has, and continues to have, record title to the Key Mineral Rights with respect to the Pathfinder Uranium Projects;

(2)	is entitled to acquire or have issued to it the Mineral Rights not presently held by it necessary for the development and operation of the Pathfinder Uranium Projects in accordance with the Corporate and Project Budget and the Base Case Model;

(3)	takes, or causes to be taken, all actions necessary to ensure that all conditions and requirements relating to the Key Mineral Rights and all other Mineral Rights with respect to the Pathfinder Uranium Projects are observed and performed and that the Key Mineral Rights and those other Mineral Rights with respect to the Pathfinder Uranium Projects remain valid and are in full force and effect; and

(4)	keeps its Key Mineral Rights and other Mineral Rights with respect to the Pathfinder Uranium Projects free of Encumbrances other than Permitted Encumbrances.

9.5	Corporate and Project Budget

A Transaction Party must not, and must ensure that Lost Creek does not, amend or change the Corporate and Project Budget without the Agent’s prior written consent.

9.6	Provision of information and reports

Each Transaction Party must, and must cause Lost Creek to, ensure the Agent is provided with the following, which must, in the case of the information referred to in clauses 9.6(b), 9.6(g), 9.6(h) and 9.6(i), be in the form and contain information reasonably satisfactory to the Agent:

(a)	Financial Reports:

(1)	as soon as available and no later than 90 days after the end of each financial year, copies of the consolidated audited annual Financial Report of the Borrower Group for that financial year; and

(2)	as soon as available and no later than 45 days after each Quarterly Date, copies of the consolidated unaudited quarterly Financial Report of the Borrower Group for the Quarter ending on that Quarterly Date;

(b)	monthly reports: as soon as practicable and no later than 21 days after the end of each month, a report detailing as appropriate having regard to the status of development of the Projects (provided that with respect to the Pathfinder Uranium Projects this obligation will not apply until after the Pathfinder Acquisition Date):

(1)	the development, commissioning and operations of the Projects;

(2)	actual and forecast expenditure (including capital costs) relating to the Projects, and reconciliations and performance of the Projects against the current Corporate and Project Budget;

(3)	in each case, an analysis of the reasons for any variation of actual expenditures compared with the Corporate and Project Budget; and

Facility Agreement page 54

9 Undertakings

(4)	other information in relation to the development of the Projects as the Agent may reasonably require;

(c)	ore reserve and resource report: a copy of any internally or otherwise prepared reserve and resource statement detailing proven reserves, probable reserves, measured mineral resources, indicated mineral resources and inferred mineral resources in respect of each Project, no later than the date which is 45 days after those statements are completed (with those internally prepared reports to be completed no less than once each calendar year), and a copy of any externally prepared reserve and resource statements which may be obtained by the Borrower from time to time, promptly after they are received;

(d)	title opinions and reports: a copy of any internally or otherwise prepared title opinions or reports in respect of the Mineral Rights relating to each Project, no later than the date which is 45 days after those title opinions or reports are completed, and a copy of any externally prepared title opinions or reports which may be obtained by the Borrower from time to time, promptly after they are received;

(e)	Quarterly Compliance Certificate: no later than 10 Business Days after each Quarterly Date, a Compliance Certificate;

(f)	Base Case Model: no later than 10 Business Days after a request from the Agent, all information requested by the Agent for the purpose of reviewing the Base Case Model in accordance with clause 11, including information relating to the Technical Assumptions and Economic Assumptions;

(g)	Corporate and Project Budget: any proposed amendment, variation or change to the Corporate and Project Budget, for the approval of the Agent;

(h)	Funding Account reports: no later than 21 days after the end of each Quarter, a statement summarising all deposits to and withdrawals from the Funding Account;

(i)	environmental reports: no later than 30 days after becoming aware of any material Environmental Liability or material breach or potential material breach of any Environmental Law, a report detailing those Environmental Liabilities and breaches or potential breaches of Environmental Laws;

(j)	documents issued: promptly, notification of any filing by a Transaction Party under Securities Laws and copies of other non-filed documents sent to a Transaction Party’s shareholders;

(k)	Group Structure Diagram: an updated Group Structure Diagram on each occasion that the then current Group Structure Diagram becomes incorrect or misleading; and

(l)	other information: any other information which the Agent reasonably requests in relation to a Transaction Party, Lost Creek or the Projects.

9.7	Proper accounts

Each Transaction Party must, and must ensure that Lost Creek:

(a)	keeps accounting records which fairly present its financial condition and state of affairs; and

(b)	prepares the accounts it provides under clause 9.6 in accordance with the Accounting Standards.

Facility Agreement page 55

9 Undertakings

9.8	Notices to the Agent

Each Transaction Party must, and must ensure that Lost Creek, notifies the Agent promptly after it becomes aware of:

(a)	any Default occurring;

(b)	any material breach of, or material default under, any Document to which a Transaction Party or Lost Creek is a party;

(c)	any material breach of any applicable license or law that could reasonably be expected to affect the validity or good standing of the Projects or the Project Assets, legal and beneficial title of Pathfinder or Lost Creek to its Project Assets, or the value of the Secured Property;

(d)	any event or circumstance which entitles a person to cancel, terminate or suspend any Mineral Rights, Environmental Approvals, Authorizations or a Project Document to which a Transaction Party or Lost Creek is a party;

(e)	in respect of a Project, any revised estimate of proven and probable reserves or measured, indicated and inferred resources, each as construed, reported and calculated in accordance with the Canadian Institute of Mining (CIM) Definitions Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on 27 November 2010 and included by reference in Canadian National Instrument 43-101 (as amended from time to time);

(f)	any representation, warranty, action or statement made, or taken to be made, by it in connection with any Transaction Document or with regard to a Project is or becomes false, misleading or incorrect;

(g)	any material breach of an Authorization;

(h)	any material breach of, or claim being made against a Transaction Party or Lost Creek under any Environmental Laws or Environmental Approvals;

(i)	any material notices given or received by a Transaction Party or Lost Creek under any Project Document to which a Transaction Party or Lost Creek is a party;

(j)	any litigation, arbitration, administration or other proceeding in respect of a Transaction Party or Lost Creek, any of its assets or any Project Assets being commenced or threatened which:

(1)	is in excess of $500,000 (or the equivalent amount in another currency); or

(2)	if adversely determined would have or could reasonably be expected to have a Material Adverse Effect;

(k)	any Encumbrance that exists over any of its assets other than a Permitted Encumbrance;

(l)	any material dispute between a Transaction Party or Lost Creek and a Government Agency or any proposal of any Government Agency to compulsorily acquire any of its assets or the Project Assets;

(m)	the acquisition by a Transaction Party or Lost Creek of a Subsidiary;

(n)	the acquisition by a Transaction Party or Lost Creek of any interest in real property; and

(o)	any material land claims or other claims with respect to the Projects, Project Areas or the Project Assets and any material dispute with landowners located in or around the Project Areas.

Facility Agreement page 56

9 Undertakings

9.9	Corporate existence

Each Transaction Party must, and must ensure that Lost Creek:

(a)	does everything necessary to maintain its corporate or company existence in good standing;

(b)	does not transfer its jurisdiction of incorporation or organization without the prior written consent of the Agent; and

(c)	does not enter into or implement any merger, demerger, scheme of arrangement, amalgamation, consolidation, restructuring or reconstruction without the Agent’s prior written consent.

9.10	Compliance

Each Transaction Party must, and must ensure that Lost Creek, complies with all its obligations under each Project Document to which it is a party.

9.11	Maintenance of capital

A Transaction Party must not, and must ensure that Lost Creek does not, without the Agent’s prior written consent:

(a)	reduce or pass a resolution to reduce its capital;

(b)	buy-back or pass a resolution to buy-back, any of its shares or member ownership interests (as applicable); or

(c)	attempt or take any steps to do anything which it is not permitted to do under clauses 9.11(a) or 9.11(b).

9.12	Compliance with laws and Authorizations

(a)	Each Transaction Party must, and must ensure that Lost Creek, complies in all material respects with all laws and legal requirements, including each judgement, award, decision, finding or any other determination of a Government Agency, which applies to it or any of its assets.

(b)	Each Transaction Party must, and must ensure that Lost Creek, makes all material filings, notifications, recordings and registrations with Government Agencies as required by Securities Laws, Mining Laws, Tax laws or any other applicable laws.

(c)	Each Transaction Party must, and must ensure that Lost Creek, obtains, maintains and complies in all material respects with, all Authorizations required:

(1)	for the enforceability against it of each Document to which it is a party, or to enable it to perform its obligations under each Document to which it is a party;

(2)	in relation to it or any of its assets; and

(3)	for the development and operation of the Projects.

(d)	Each Transaction Party must, and must cause Lost Creek to, ensure that no Authorization referred to in clause 9.12(b) is cancelled reduced or suspended.

(e)	Each Transaction Party must not, and must ensure that Lost Creek does not, do anything which would prevent the renewal of any Authorization referred to in clause 9.12(b) or cause it to be renewed on less favourable terms.

Facility Agreement page 57

9 Undertakings

9.13	Establishment of Defined Benefit Plan

Notwithstanding any other provision of this Agreement or any other Transaction Document, no Transaction Party nor Lost Creek shall, without the prior written consent of the Agent:

(a)	establish or contribute to any Defined Benefit Plan; or

(b)	acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Defined Benefit Plan.

9.14	Payment of debts, outgoings and Taxes

(a)	Each Transaction Party must, and must ensure that Lost Creek, pays or causes to be paid:

(1)	its debts and financial obligations including all rates, rents and other outgoings when due and payable, except where it is contesting its liability to pay that debt or financial obligation, and has reasonable grounds to do so, in good faith in appropriate proceedings reasonably satisfactory to the Agent;

(2)	all Taxes when due, other than Contested Taxes; and

(3)	all Contested Taxes when the terms of any final determination or settlement require those Contested Taxes to be paid, unless failure to pay any Contested Taxes may have a Material Adverse Effect, in which case those the Contested Taxes must be paid on demand.

(b)	Each Transaction Party must, and must ensure that Lost Creek, sets aside sufficient reserves to cover any Contested Taxes.

9.15	Project Documents

(a)	Each Transaction Party must not, and must ensure that Lost Creek does not, without the prior written consent of the Agent:

(1)	materially amend or vary, or agree to a material amendment or variation of;

(2)	terminate, rescind or discharge (except by performance);

(3)	grant any material waiver, time or indulgence in respect of any obligation under;

(4)	do or omit to do anything which may materially adversely affect the provisions or operation of; or

(5)	do or omit to do anything which would give any other person legal or equitable grounds to do anything in clause 9.15(a)(1) to (4) in respect of,

any Project Document to which it is a party.

(b)	If a Transaction Party or Lost Creek proposes to enter into a Material Agreement, the Agent may request the Transaction Party or Lost Creek and each other party to the Material Agreement to enter, into a side agreement or tripartite agreement between the Finance Parties, the relevant Transaction Party or Lost Creek and each other party to that Material Agreement in form and substance reasonably satisfactory to the Agent.

Facility Agreement page 58

9 Undertakings

(c)	If the Agent makes a request under clause 9.15(b) that a side agreement or tripartite agreement be entered into in respect of a Material Agreement, the Transaction Party may not, and must ensure that Lost Creek does not, enter into that Material Agreement unless a side agreement or tripartite agreement has been entered into between the Finance Parties, the relevant Transaction Party or Lost Creek and each other party to that Material Agreement in form and substance reasonably satisfactory to the Agent.

(d)	The parties agree that no term contained in a side agreement or tripartite agreement affects the rights and obligations of the parties under any other Transaction Document except to the extent specifically set forth in that side agreement or tripartite agreement.

(e)	Each Transaction Party must, and must ensure that Lost Creek, does all things necessary to enforce all of its rights, powers and remedies under each Project Document to which it is a party where it is commercially prudent to do so.

(f)	Each Transaction Party must not, and must ensure that Lost Creek does not, enter into any agreement relating to the development and operation of a Project or any other agreement or contract which relates to a Project, except to the extent the same are contemplated by the Corporate and Project Budget and the Base Case Model, where the aggregate amount of payments to be made under that agreement or contract is anticipated to exceed $1,000,000, without the prior written consent of the Agent.

9.16	Amendments to constitution

A Transaction Party must not, and must ensure that Lost Creek does not, materially amend its articles of incorporation, articles of organization, by-laws, constitution, operating agreement, or other organizational or formation documents without the Agent’s prior written consent, which consent must not be unreasonably withheld or delayed.

9.17	State Facility

(a)	The Borrower will:

(1)	keep the Agent informed of progress as to the completion of a State Facility and execution of each of the State Documents; and

(2)	deliver certified copies of each of the State Documents as executed by all parties to them.

(b)	The facility provided under the State Financing Agreement must be on the following terms:

(1)	the principal amount made available under the facility is no greater than $34,000,000;

(2)	the facility must be secured by securities only over the property of, and membership interest in, Lost Creek; and

(c)	the facility may be supported by a guarantee granted by the Borrower and the Parent, but that guarantee must not be secured in favour of Sweetwater County, Wyoming by any Encumbrance granted by any Group Member other than Lost Creek or in respect of the securities referred to in clause 9.17(b)(2), the Borrower.

Facility Agreement page 59

9 Undertakings

9.18	Negative pledge and disposal of assets

(a)	Subject to clause 9.17, a Transaction Party must not, and must ensure that Lost Creek does not, create or allow to exist or agree to any interest or Encumbrance over any of its assets other than a Permitted Encumbrance or a Permitted Interest.

(b)	A Transaction Party must not, and must ensure that Lost Creek does not, without the prior written consent of the Agent, Dispose of any of its assets other than a Disposal which is a Permitted Disposal.

(c)	A Transaction Party must not, and must ensure that Lost Creek does not, allow any other person to have a right or power to receive or claim any rents, profits, receivables, money or moneys worth (whether capital or income) in respect of its assets other than under a Permitted Encumbrance or Permitted Royalty.

(d)	A Transaction Party must not, and must ensure that Lost Creek does not, enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts, except for:

(1)	a netting or set-off arrangement (whether arising by statute, common law or contract) in the ordinary course of its ordinary banking arrangements for the purpose of netting debit and credit balances; or

(2)	Environmental Bonding or related surety arrangements.

(e)	A Transaction Party must not, and must ensure that Lost Creek does not, enter into any arrangement which, if complied with, could reasonably be expected to prevent any Transaction Party from complying with its obligations under the Transaction Documents.

(f)	Without the prior written consent of the Financier, the Parent must not Dispose of any of its ownership interest in the Borrower or any other ownership interest or shares it owns in another Subsidiary of the Borrower.

(g)	Without the prior written consent of the Financier, the Borrower must not Dispose of any of its ownership interest in Lost Creek or any other ownership or shares it owns in another Subsidiary of the Borrower (including Pathfinder, after the Pathfinder Acquisition Date).

9.19	No change to business

Each Transaction Party must, and must ensure that Lost Creek:

(a)	operates its business in accordance with the Corporate and Project Budget and the Base Case Model; and

(b)	does not engage in any business other than, or do anything which would result in substantial changes to, its existing core businesses and operations of exploration and mining project development and activities incidental to exploration and mining project development, except for certain activities of Pathfinder, being reclamation and restoration activities, operating the 11e2 by-product disposal facility at the Shirley Basin Property, and exploration and mining project development, and except with the prior written consent of the Agent.

9.20	Financial accommodation and Financial Indebtedness

(a)	A Transaction Party must not, and must ensure that Lost Creek does not, subscribe for capital in an entity, provide any financial accommodation, or give any Surety Obligation in respect of any financial accommodation, to or for the benefit of any person, other than Permitted Financial Accommodation.

Facility Agreement page 60

9 Undertakings

(b)	A Transaction Party must not, and must ensure that Lost Creek does not, incur any Financial Indebtedness other than Permitted Financial Indebtedness.

9.21	Third corporate facility

If a Transaction Party proposes to incur Financial Indebtedness under the Third Corporate Facility Agreement, the facility provided under the Third Corporate Facility Agreement must be on the following terms:

(a)	the principal amount made available under the facility is to be no greater than $20,000,000;

(b)	the facility must be secured by securities over the Secured Property; and

(c)	the facility will rank, in terms of priority and payment, on a pari passu basis to the Facility and the facility provided under the First Facility Agreement, except for the mandatory prepayments payable in respect of the Facility under clauses 3.6(c) and 3.6(e).

9.22	Arm’s length transactions

A Transaction Party must not, and must ensure that Lost Creek does not:

(a)	enter into an agreement with any Person (other than an inter-company loan to another Transaction Party or Lost Creek in accordance with paragraph 2 of the definition of Permitted Financial Accommodation);

(b)	acquire or Dispose of an asset;

(c)	obtain or provide a service;

(d)	obtain a right or incur an obligation; or

(e)	implement any other material transaction,

unless it does so on terms which are no less favourable to it than arm’s length terms.

9.23	Restrictions on Distributions and fees

(a)	A Transaction Party must not make any Distribution.

(b)	A Transaction Party must not, must ensure that Lost Creek does not pay any director fees, management fees, consultancy fees or other like payments to any director or Affiliate of a Transaction Party or Lost Creek unless those fees or other payments are:

(1)	reasonable and no more or less favourable than it is reasonable to expect would be the case if the relevant persons were dealing with each other on arm’s length terms; or

(2)	paid with the Agent’s prior written consent.

9.24	Undertakings regarding Secured Property

Each Transaction Party must, and must ensure that Lost Creek (only for so long as Lost Creek is a Security Provider in the case of clauses 9.24(b)and 9.24(c)):

(a)	maintenance of the Secured Property:

(1)	maintains and protects its Secured Property;

Facility Agreement page 61

9 Undertakings

(2)	keeps its Secured Property in a good state of repair and in good working order, in each case consistent with Good Industry Practice and allowing for ordinary wear and tear;

(3)	remedies every material defect in its title to any part of its Secured Property;

(4)	takes or defends all legal proceedings to protect or recover any of its Secured Property; and

(5)	keeps its property valid and subsisting and free from liability to forfeiture, cancellation, avoidance or loss, save that it can allow a Mineral Right to lapse where that Mineral Right is not a Key Mineral Right, has no known mineral resource and is not a Project Asset;

(b)	further security: does anything which the Agent reasonably requests which more satisfactorily charges or secures the priority of its Securities, or secures to the Financier its Secured Property in a manner consistent with any provision of a Transaction Document, or aids in the exercise of any Power of a Finance Party, including, the execution of any document, the delivery of Title Documents or the execution and delivery of blank transfers;

(c)	registration and protection of security: registers, records and files the Security Documents in all registers in all jurisdictions in which they must be registered, recorded or filed to ensure the enforceability, validity and priority of the Securities against all persons and to be effective as a security interest;

(d)	no partnership or joint venture: does not enter into any profit sharing arrangement in relation to its property or any partnership or joint venture with any other person without the Agent’s written consent, other than a Permitted Royalty; and

(e)	no Encumbrances: causes any Encumbrance which is filed or recorded in respect of its property, other than a Permitted Encumbrance, to be removed as soon as reasonably practicable but in any event within 10 Business Days after the date that it becomes aware of its existence.

9.25	Insurance

(a)	General requirements: Each Transaction Party must, and must ensure that Lost Creek, insures and keeps insured its property:

(1)	for amounts and against risks in accordance with Good Industry Practice;

(2)	against damage, destruction and any other risk to their full replacement value;

(3)	against workers’ compensation and public liability; and

(4)	for any other risk to the extent and for the amounts the Agent may reasonably require and notify to the Borrower from time to time.

(b)	Payment of premiums: Each Transaction Party must, and must ensure that Lost Creek, punctually pays all premiums and other amounts necessary to effect and maintain in force each insurance policy.

(c)	Contents of insurance policy: Each Transaction Party must, and must cause Lost Creek to, ensure that every insurance policy:

(1)	is taken out in the name of a Transaction Party or Lost Creek, and in the case of each Transaction Party which is a Security Provider, notes each Finance Party as an insured and insures each of their insurable interests;

Facility Agreement page 62

9 Undertakings

(2)	in the case of each Transaction Party which is a Security Provider, names the Agent as the loss payee;

(3)	provides that it cannot be terminated or varied by the insurer for any reason including the non-payment of the premium or any other amount in respect of the insurance policy, unless the Agent is given 10 days prior written notice for non-payment of the relevant premium or 30 days prior written notice for any other reason for termination or variation of the relevant insurance policy;

(4)	provides that notice of any occurrence given by one insured party will be regarded as notice given by all insured parties and that failure by one insured party to observe and fulfil the conditions of the policy will not prejudice the rights of any other insured party;

(5)	in the case of each Transaction Party which is a Security Provider, insures the Finance Parties interest up to the limits of the policy regardless of any breach or vitiation by any Transaction Party, Lost Creek or any other insured person (which ever is applicable) of any warranties, declarations or conditions contained in that policy; and

(6)	includes any other terms and conditions which the Agent may reasonably require, unless the insurer does not agree to those terms and conditions after the Transaction Party or Lost Creek has used its commercially reasonable efforts to obtain them.

(d)	Reputable insurer: Each insurance policy required under this clause must be taken out with a reputable and substantial insurer approved by the Agent (whose approval is not to be unreasonably withheld).

(e)	No prejudice: A Transaction Party must not, and must ensure that Lost Creek does not, do or omit to do, or allow or permit to be done or not done, anything which may materially prejudice any insurance policy.

(f)	Deliver documents: Each Transaction Party must, and must ensure that Lost Creek, promptly delivers to the Agent:

(1)	adequate evidence as to the existence and currency of the insurances required under this clause 9.25; and

(2)	any other detail which the Agent may reasonably require and notify to the Transaction Party or Lost Creek from time to time.

(g)	No change to policy: No insurance policy may be varied, rescinded, terminated, cancelled or changed in a material respect without the Agent’s written consent.

(h)	Full disclosure: Before entering into each insurance policy, each Transaction Party must, and must ensure that Lost Creek, discloses to the insurer all facts which are material to the insurer’s risk.

(i)	Assistance in recovery of money: Each Transaction Party must, and must ensure that Lost Creek. does all things reasonably required by a Finance Party to enable the Finance Party to recover any money due in respect of an insurance policy.

Facility Agreement page 63

9 Undertakings

(j)	Notification by Security Provider: Each Transaction Party must, and must ensure that Lost Creek, notifies the Agent as soon as reasonably practicable after it becomes aware of:

(1)	an event which in relation to the property of a Transaction Party or Lost Creek gives rise to a claim of $500,000 or more under an insurance policy; and

(2)	the cancellation or variation for any reason of any insurance policy in relation to the property of a Transaction Party or Lost Creek.

(k)	Dealing with insurance policy proceeds:

(1)	If a claim with respect to property is greater than $500,000, or if a claim with respect to property is less than $500,000 but the Agent in its reasonable discretion determines that there are not sufficient funds available to the Transaction Party or Lost Creek to ensure that the Transaction Party or Lost Creek can pay or repay any part of the Secured Moneys due and payable by it, the Agent after 3 Business Days’ notice to the Borrower, may direct the insurer to pay the proceeds of that claim to up to the amount of the Secured Moneys to the Financier.

(2)	If an Event of Default has occurred and is continuing, the proceeds in respect of any insurance policy must be used to repay the Secured Moneys outstanding at that time or for any other purpose which the Agent approves.

(3)	The proceeds in respect of any claim under an insurance policy in respect of lost, destroyed or damaged property of a Transaction Party or Lost Creek that are not being applied in accordance with clauses 9.25(k)(1) and 9.25(k)(2), must be applied towards the reinstatement of that property.

(4)	Clauses 9.25(k)(1), (2) and (3) do not apply to proceeds received from any workers’ compensation or public liability policy to the extent that the proceeds are paid to a person entitled to be compensated under the workers’ compensation or public liability policy.

(5)	Any amount received by the Agent in accordance with clauses 9.25(k)(1) or 9.25(k)(2) may be applied by the Agent as a mandatory prepayment of the Principal Outstanding, and clause 3.5(d) will apply to the prepayment.

(l)	Power to take proceedings: if an Event of Default has occurred and is continuing and a Receiver has not been appointed, the Agent alone has full power to make, enforce, settle, compromise, sue on and discharge all claims and recover and receive all moneys payable in respect of:

(1)	any claim under any insurance policy; and

(2)	any compensation claim in respect of any injury to an employee of a Finance Party, Receiver or Attorney suffered while exercising or attempting to exercise any Power.

9.26	Term of undertakings

Unless the Agent otherwise agrees in writing, until:

(a)	the Commitment is cancelled;

(b)	the Secured Moneys are unconditionally paid in full; and

(c)	each Security is discharged,

each Transaction Party must, and must ensure that Lost Creek, at its own cost, comply with its undertakings in this clause 9.

Facility Agreement page 64

10 Funding Account

9.27	Release of Security

(a)	If State Financial Close occurs, the Financier will, at the Borrower’s sole cost and expense, release:

(1)	its secured interests under the Lost Creek Mortgage, the Lost Creek Pledge Agreement and any other Security Document granted by Lost Creek in accordance with their terms; and

(2)	the guarantee given by Lost Creek under the First Facility Agreement.

(b)	Upon complete repayment of all Secured Money in accordance with this agreement and the other Transaction Documents, all Security will, at the Borrower’s sole cost and expense, be released subject to and in accordance with the terms of the Security Documents.

10	Funding Account

10.1	Establishment of Funding Account

The Borrower covenants and agrees with the Agent:

(a)	to maintain a Dollar denominated interest bearing account located in the United States of America in a place and with a bank or financial institution acceptable to the Agent, that account to be called ‘Ur-Energy USA Inc.– Funding Account’;

(b)	to maintain the Funding Account in the location and with the bank or financial institution at which each of that account was originally established and not change that account to another bank or financial institution without the Agent’s prior written consent;

(c)	to cause all interest and other earnings on the Funding Account to be credited to that account; and

(d)	to deal with the amounts standing to the credit of the Funding Account in accordance with this clause 10 and not otherwise.

10.2	Flow of funds from Funding Account

(a)	The Borrower must deposit, or cause to be deposited, directly into the Funding Account the proceeds of all Funding Portions.

(b)	The Borrower must not make a withdrawal from the Funding Account that materially deviates from the Corporate and Project Budget or the Base Case Model unless:

(1)	the Borrower has provided the Agent with a notice setting out:

(A)	the amount of the proposed withdrawal;

(B)	the purpose for which the funds will be used; and

(C)	the nature and extent to which the use of the funds deviates materially from the approved Corporate and Project Budget or the agreed Base Case Model; and

(2)	the withdrawal is made for payment of amounts payable within the next following 30 day period as set out in the approved Corporate and Project Budget,

and at the time of the proposed withdrawal, no Default or Review Event has occurred and is continuing, or would occur as a result of making the withdrawal.

Facility Agreement page 65

11 Base Case Model

11	Base Case Model

11.1	Calculations

Any amount or figure to be calculated or estimated under or for the purposes of the definitions of ‘CADS’, ‘Loan Life Cover Ratio’, ‘Operating Costs’, ‘Project Life Cover Ratio’ ‘Revenue’ and ‘Sustaining Capital Expenditure’ is to be calculated in each case on the basis of the latest Base Case Model, accounts and other financial information provided under clause 9.6 and other accounts and information provided to the Agent by the Borrower, or if the Borrower is at any relevant time in default in delivering accounts and other financial information under clause 9.6, as estimated by the Agent on the basis of the latest Base Case Model and other accounts and information available to the Agent.

11.2	Calculations in Dollars

All calculations under this agreement will be made in Dollars. For the purpose of determining Operating Costs, CADS, Project Costs and Revenue for any period, any amount paid or received by the Borrower in a currency other than Dollars will:

(a)	to the extent the amount paid or received has been converted from or to Dollars by the Borrower, be taken into account as that Dollar amount; and

(b)	to the extent that no conversion has taken place, be taken into account as the Equivalent Amount as at the last day of the period.

11.3	Maintenance

The Base Case Model will be maintained in the same form as the initial Base Case Model agreed for the purpose of clause 2.1(i) (unless the Borrower and the Agent agree otherwise) and updated by the Agent (in consultation with the Borrower) until the Final Repayment Date in accordance with this clause 11.

11.4	Update of Base Case Model

The Agent:

(a)	will update the Base Case Model on each Calculation Date for the purpose of calculating the Loan Life Cover Ratio and the Project Life Cover Ratio; and

(b)	may also update the Base Case Model to reflect any material changes in the Technical Assumptions or Economic Assumptions for the Base Case Model determined by the Agent.

11.5	Factors since commencement of production

Any updating of the Base Case Model under clause 11.4 will take into account:

(a)	actual Revenue, Operating Costs, Sustaining Capital Expenditure and capital expenditure; and

(b)	actual performance of the Projects.

Facility Agreement page 66

12 Events of Default and Review Events

11.6	Delivery of updated Base Case Model

A copy of any updated Base Case Model must promptly be delivered by the Agent to the Borrower on each Calculation Date and on each other date on which the Base Case Model is updated under clause 11.4.

11.7	Determination is binding

(a)	Any changes to the Technical Assumptions, Economic Assumptions and other terms of the Base Case Model under this clause 11 from those agreed under clause 2.1(i), will be as determined by the Agent (acting reasonably). Any variation, supplement or replacement of the Base Case Model takes effect for all purposes in connection with the Transaction Documents as from the date the Agent delivers to the Borrower an amended Base Case Model under clause 11.6.

(b)	The Agent will consult with the Borrower in good faith regarding the terms of the Base Case Model and any update or proposed update of the Base Case Model, and the Economic Assumptions and Technical Assumptions to be used in the Base Case Model.

(c)	Each determination of the Technical Assumptions, Economic Assumptions, the other terms of the Base Case Model, and any update or proposed update of the Base Case Model by the Agent under clause 11.7(a), is final and binding on the Transaction Parties.

12	Events of Default and Review Events

12.1	Events of Default

It is an Event of Default, whether or not it is within the control of a Transaction Party, if:

(a)	failure to pay: a Transaction Party fails to pay or repay any part of the Secured Moneys when due and payable by it, unless its failure to pay is caused by administrative or technical error beyond the control of the Borrower and payment is made within 3 Business Days of the due date;

(b)	other failure: a Transaction Party fails to perform any undertaking or obligation of it under any Transaction Document (other than as described in clause 12.1(a)) and, where that failure is remediable, the Transaction Party does not remedy the failure within 10 Business Days (or a longer period as may be agreed between the parties) after the Transaction Party becomes aware of the failure or receives a notice from the Agent specifying the failure;

(c)	ratios: on any Calculation Date or other date on which the Base Case Model is updated under clause 11.4:

(1)	the LLCR is less than or equal to 1.2 times; or

(2)	the PLCR is less than or equal to 2.0 times;

(d)	Key Mineral Rights: a Key Mineral Right is terminated or otherwise ceases to be in full force and effect;

(e)	Project Documents: any party to a Project Document fails to perform or observe any of its material undertakings or obligations under a Project Document and that party does not remedy the failure within the grace period stated in the Project Document or, if no grace period is stated, within 15 Business Days and, where the failure is by a party who is not a Transaction Party or Lost Creek, the failure would have a Material Adverse Effect;

Facility Agreement page 67

12 Events of Default and Review Events

(f)	Authorizations: a Transaction Party or Lost Creek fails to maintain and comply in all material respects with all applicable Authorizations that relate to the development and operation of a Project and, where that failure is remediable, the Transaction Party or Lost Creek does not remedy the failure within 10 Business Days (or a longer period as may be agreed between the parties) after the Transaction Party or Lost Creek becomes aware of the failure or receives a notice from the Agent specifying the failure;

(g)	abandonment: all or any material part of a Project is abandoned (other than the abandonment of unpatented mining claims from time to time in the ordinary course of business which are not required to develop and operate a Project in accordance with Good Industry Practice);

(h)	ownership interest:

(1)	the Parent ceases to be the legal and beneficial owner of 100% of the issued share capital of the Borrower;

(2)	the Borrower ceases to be the legal and beneficial owner of all of the membership interests of Lost Creek; or

(3)	if the Pathfinder Acquisition has occurred, the Borrower ceases to be the legal and beneficial owner of 100% of the issued share capital of Pathfinder;

(i)	destruction of Secured Property: all or a material part of the property of a Transaction Party or Lost Creek constituting a Project Asset or Secured Property is destroyed, lost or damaged beyond repair or proves to be materially defective in circumstances not covered fully by any insurance in favour of a Transaction Party or Lost Creek;

(j)	expropriation: any property of a Transaction Party or Lost Creek is seized, nationalised, compulsorily acquired or expropriated by, or by order of, a Government Agency or under any law or a Government Agency orders the sale, vesting or divesting of any part of the property of a Transaction Party of Lost Creek, or a restraint, restriction, prohibition, intervention, law, decree or other order of a Government Agency or any other matter or thing occurs which wholly or partially prevents or hinders:

(1)	the performance by a Transaction Party or Lost Creek of any of its material obligations under a Document; or

(2)	the development or operation of a Project or the Project Assets;

(k)	misrepresentation: any representation or warranty or statement made, or taken to have been made in accordance with clause 8.3, under or in connection with a Transaction Document is found to have been incorrect or misleading when made or repeated, or taken to have been made or repeated, and, if the circumstances giving rise to the misrepresentation are remediable, a Transaction Party does not remedy the circumstances giving rise to the breach within 10 Business Days after that representation or warranty or statement was made or taken to have been made;

(l)	acceleration of payments: a Transaction Party or Lost Creek does anything which constitutes an event, whatever called, which causes or enables the acceleration of a payment to be made under a Document, or the enforcement or termination or rescission of a Document;

Facility Agreement page 68

12 Events of Default and Review Events

(m)	cross default: any Financial Indebtedness of a Transaction Party or Lost Creek in an amount in excess of $500,000 (other than under a Transaction Document):

(1)	becomes due and payable, or becomes capable of being declared due and payable, before the scheduled date for payment; or

(2)	is not paid when due (after taking into account any applicable grace period),

except for any Financial Indebtedness that is being diligently contested in good faith and by appropriate proceedings and for which adequate reserves have been made;

(n)	Encumbrance: a Security or any other Encumbrance is:

(1)	enforced against any asset of a Transaction Party or Lost Creek; or

(2)	enforceable against any asset of a Transaction Party or Lost Creek and does not cease to be enforceable within 15 Business Days;

(o)	judgment: a judgment in an amount exceeding $1,000,000 is obtained against a Transaction Party or Lost Creek and is not set aside, stayed pending the outcome of an appeal (for so long as it is stayed) or satisfied within 20 Business Days;

(p)	execution: a distress, attachment, execution or other process of a Government Agency is issued against, levied or entered upon an asset of a Transaction Party or Lost Creek in an amount exceeding $500,000 and is not set aside or satisfied within 20 Business Days;

(q)	winding up: any of the following occur:

(1)	an application is made;

(2)	an order is made; or

(3)	a resolution is passed or any steps are taken to pass a resolution,

for the winding up of a Transaction Party or Lost Creek;

(r)	administration, liquidation, receivership etc: any of the following occur:

(1)	an administrator, liquidator, provisional liquidator, receiver, receiver and manager, official manager, trustee, controller or similar official is appointed, or any steps are taken to that appointment; or

(2)	a resolution to appoint an administrator, liquidator, provisional liquidator, receiver, receiver and manager, official manager, trustee, controller or similar official is passed, or any steps are taken to pass a resolution to that appointment, to a Transaction Party or Lost Creek or over the assets of a Transaction Party or Lost Creek;

(s)	dissolution: a Transaction Party or Lost Creek is dissolved, or any steps are taken to dissolve a Transaction Party or Lost Creek under any applicable law;

(t)	suspends payment: a Transaction Party or Lost Creek suspends payment of its debts generally;

(u)	insolvency: a Transaction Party or Lost Creek:

(1)	is unable to pay its debts when they are due;

(2)	states that it is insolvent or unable to pay its debts when they are due; or

Facility Agreement page 69

12 Events of Default and Review Events

(3)	declares bankruptcy in accordance with, or files for protection under, the Debtor Relief Laws;

(v)	arrangements: a Transaction Party or Lost Creek enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, any of its creditors;

(w)	reorganisation: a Transaction Party breaches clause 9.9(c);

(x)	ceasing business: a Transaction Party or Lost Creek ceases to carry on business;

(y)	unenforceability:

(1)	a material provision of a Document is illegal, void, voidable or unenforceable;

(2)	any person becomes entitled to terminate, rescind or avoid any material provision of any Document; or

(3)	the execution, delivery or performance of a Document by a Transaction Party or Lost Creek breaches or results in a contravention of any law in any material respect;

(z)	cease of trading of Parent’s shares:

(1)	the Parent ceases to have its Shares listed for trading on the Toronto Stock Exchange or its Shares are suspended from trading on the Toronto Stock Exchange for 5 consecutive TSX Business Days (but for the avoidance of doubt, the reference to suspension excludes voluntary trading halts); or

(2)	the Parent ceases to have its Shares listed for trading on the NYSE MKT or its Shares are suspended from trading on the NYSE MKT for 5 consecutive NYSE Business Days (but for the avoidance of doubt, the reference to suspension excludes voluntary trading halts); or

(aa)	Material Adverse Effect: any event occurs which has or is likely to have a Material Adverse Effect.

12.2	Effect of Event of Default

(a)	If an Event of Default occurs and while it is continuing the Agent may, by notice to the Borrower declare that:

(1)	the Secured Moneys are immediately due and payable; or

(2)	the Commitment is cancelled,

or make each of the declarations under clauses 12.2(a)(1) and 12.2(a)(2).

(b)	The Borrower must immediately repay the Secured Moneys on receipt of a notice under clause 12.2(a)(1).

(c)	Despite the foregoing, and without limiting the provisions of any Transaction Document, if an Event of Default described in clause 12.1(r) occurs in relation to a Transaction Party or Lost Creek, the Commitment will be automatically cancelled and all Secured Money will become immediately due and payable in full, without notice of intent to demand, demand, presentment for payment, notice of non-payment, protest, notice of protest, grace, notice of dishonour, notice of intent to accelerate, notice of acceleration, and all other notices, all of which are by this clause expressly waived by the Borrower.

Facility Agreement page 70

12 Events of Default and Review Events

12.3	Transaction Parties to continue to perform

(a)	If the Agent makes a declaration under clause 12.2 or a gives a notice under clause 12.5(d):

(1)	the declaration or notice does not affect the obligations of the Borrower under the Transaction Documents; and

(2)	the Borrower must continue to perform its obligations under the Transaction Documents as if the declaration had not been made or the notice had not been given, subject to any directions given by a Finance Party under any Transaction Document.

(b)	Clause 12.3(a) does not affect the Borrower’s obligations under clause 12.2.

12.4	Enforcement

(a)	The Transaction Documents may be enforced without notice to a Transaction Party or any other person even if:

(1)	a Finance Party accepts any part of the Secured Moneys after an Event of Default; or

(2)	there has been any other Event of Default.

(b)	No Finance Party is liable to the Borrower for any Loss the Borrower may suffer, incur or be liable for arising out of or in connection with a Finance Party exercising any Power, except to the extent specifically set out in a Transaction Document.

12.5	Review Event

(a)	It is a Review Event if:

(1)	there is a change in Control of the Borrower or the Parent; or

(2)	on any Calculation Date or other date on which the Base Case Model is updated under clause 11.4:

(A)	the LLCR is less than 2.0 times; or

(B)	the PLCR is less than 3.0 times.

(b)	The Borrower or the Parent must notify the Agent as soon as it becomes aware of the occurrence of a Review Event.

(c)	The Financier has the right to review the Facility for a period of 30 days from the date on which the Agent receives a notice under clause 12.5(b) or becomes aware of the occurrence of a Review Event.

(d)	If the Financier decides that it does not wish to continue to provide the Facility following the occurrence of a Review Event, it must give written notice to that effect to the Borrower within the 30 day review period referred to in clause 12.5(c). The notice must state a date (not earlier than 30 days from the date of the service of the notice) by which the Secured Moneys must be paid in full, and the Borrower must pay the Secured Moneys to the Agent in full on the date stated in the notice.

Facility Agreement page 71

13 Increased costs and illegality

13	Increased costs and illegality

13.1	Increased costs

(a)	If the Financier determines that any Change in Law affecting it or any of its Affiliates directly or indirectly:

(1)	increases the effective cost to the Financier of performing its obligations under the Transaction Documents or funding or maintaining the Commitment or the Principal Outstanding;

(2)	reduces any amount received or receivable by the Financier under the Transaction Documents; or

(3)	in any other way reduces the effective return to the Financier or any Affiliate under the Transaction Documents or the overall return on capital of the Financier or any Affiliate,

(each an Increased Cost), the Borrower must pay to the Financier promptly after receipt of a demand, compensation for the Increased Cost to the extent attributed by the Financier or Affiliate (using the methods it considers appropriate) to the Financier’s obligations under the Transaction Documents or the funding or maintenance of the Commitment or the Principal Outstanding.

(b)	A claim under clause 13.1(a) is, in the absence of manifest error, sufficient evidence of the amount to which the Finance Party is entitled under clause 13.1(a) unless the contrary is proved.

(c)	If the Borrower receives a demand from the Financier under clause 13.1(a), the Borrower may, by written notice to the Agent on or before the date which is 20 Business Days after the date of that demand, cancel the Commitment and prepay the Secured Moneys in full.

(d)	A notice under clause 13.1(c) is irrevocable and the Borrower must, on the date which is 40 Business Days after the date that the notice is given, pay to the Agent on account of the Financier the Secured Moneys in full.

13.2	Illegality

(a)	If any Change in Law or other event makes it illegal for the Financier to perform its obligations under the Transaction Documents or fund or maintain the Commitment, the Financier may by notice to the Borrower:

(1)	suspend its obligations under the Transaction Documents for the duration of the illegality; or

(2)	by notice to the Borrower, cancel the Commitment and require the Borrower to repay the Secured Moneys in full on the date which is 40 Business Days after the date on which the Financier gives the notice or any earlier date required by, or to comply with, the applicable law.

(b)	A notice under clause 13.2(a)(2) is irrevocable and the Borrower must, on the repayment date determined under clause 13.2(a)(2), pay to the Agent on account of the Financier the Secured Moneys in full.

13.3	Reduction of Commitment

The Commitment is reduced by any amount of Secured Moneys paid under this clause 13, and accordingly an amount paid under this clause 13 may not be redrawn.

Facility Agreement page 72

14 Guaranty and indemnity

13.4	Patriot Act

Each Finance Party and the Agent (for itself and not on behalf of any other Finance Party) hereby notifies the Transaction Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Transaction Party, which information includes the name and address of that Transaction Party and other information that will allow that Finance Party or the Agent, as applicable, to identify that Transaction Party in accordance with the Patriot Act. The Borrower shall provide, to the extent commercially reasonable, any information and take any actions as are reasonably requested by the Agent or any Finance Party in order to assist the Agent and the Finance Parties in maintaining compliance with the Patriot Act.

14	Guaranty and indemnity

14.1	Guaranty

The Guarantors unconditionally and irrevocably guarantee to the Financier the payment of the Secured Moneys.

14.2	Payment

(a)	If the Secured Moneys are not paid when due, each Guarantor must immediately on demand from the Financier pay to the Financier the Secured Moneys in the same manner and currency as the Secured Moneys are required to be paid.

(b)	A demand under clause 14.2(a) may be made at any time and from time to time.

14.3	Securities for other money

The Financier may apply any amounts received by it or recovered under any:

(a)	Collateral Security; or

(b)	other document or agreement,

which is a security for any of the Secured Moneys and any other money in the manner it determines in its absolute discretion.

14.4	Amount of Secured Moneys

(a)	This clause 14 applies to any amount which forms part of the Secured Moneys from time to time.

(b)	The obligations of each guarantor under this clause 14 extends to any increase in the Secured Moneys as a result of:

(1)	any amendment, supplement, renewal or replacement of any Transaction Document to which a Transaction Party and the Financier is a party; or

(2)	the occurrence of any other thing arising under or in connection with any Transaction Document.

Facility Agreement page 73

14 Guaranty and indemnity

(c)	Clause 14.4(b):

(1)	applies regardless of whether any Guarantor is aware of or consented to or is given notice of any amendment, supplement, renewal or replacement of any agreement to which a Transaction Party and the Financier is a party or the occurrence of any other thing; and

(2)	does not limit the obligations of any Guarantor under this clause 14.

14.5	Proof by Financier

In the event of the liquidation of a Transaction Party, each Guarantor authorizes the Financier to lodge a proof of debt for all money which any Guarantor has paid or is or may be obliged to pay under any Transaction Document, any other document or agreement or otherwise in respect of the Secured Moneys.

14.6	Avoidance of payments

(a)	If any payment, conveyance, transfer or other transaction relating to or affecting the Secured Moneys is:

(1)	void, voidable or unenforceable in whole or in part; or

(2)	claimed to be void, voidable or unenforceable and that claim is upheld, conceded or compromised in whole or in part,

the liability of each Guarantor under this clause 14 and any Power is the same as if:

(3)	that payment, conveyance, transfer or transaction (or the void, voidable or unenforceable part of it); and

(4)	any release, settlement or discharge made in reliance on anything referred to in clause 14.6(a)(3),

had not been made and each Guarantor must immediately take all action and sign all documents necessary or required by the Financier to restore to the Financier the benefit of this clause 14 and any Encumbrance held by the Financier immediately before the payment, conveyance, transfer or transaction.

(b)	Clause 14.6(a) applies whether or not the Financier knew, or ought to have known, of anything referred to in clause 14.6(a).

14.7	Indemnity for avoidance of Secured Moneys

(a)	If any of the Secured Moneys (or money which would have been Secured Moneys if it had not been irrecoverable) are irrecoverable by the Financier from:

(1)	any Transaction Party; or

(2)	a Guarantor on the footing of a guaranty,

the Guarantors jointly and severally, unconditionally and irrevocably, and as a separate and principal obligation:

(3)	indemnifies the Financier against any Loss suffered, paid or incurred by the Financier in relation to the non payment of that money; and

(4)	must pay the Financier an amount equal to that money.

(b)	Clause 14.7(a) applies to the Secured Moneys (or money which would have been Secured Moneys if it had not been irrecoverable) which are or may be irrecoverable irrespective of whether:

Facility Agreement page 74

14 Guaranty and indemnity

(1)	they are or may be irrecoverable because of any event described in clause 14.12;

(2)	they are or may be irrecoverable because of any other fact or circumstance;

(3)	the transactions or any of them relating to that money are void or illegal or avoided or otherwise unenforceable; and

(4)	any matters relating to the Secured Moneys are or should have been within the knowledge of the Financier.

14.8	No obligation to marshal

The Financier is not required to marshal or to enforce or apply under or appropriate, recover or exercise:

(a)	any Encumbrance, Surety Obligation or Collateral Security or other document or agreement held, at any time, by or on behalf of that or the Financier; or

(b)	any money or asset which the Financier, at any time, holds or is entitled to receive.

14.9	Non-exercise of Guarantor’s rights

A Guarantor must not exercise any rights it may have inconsistent with this clause 14.

14.10	Principal and independent obligation

(a)	This clause 14 is:

(1)	a principal obligation and is not to be treated as ancillary or collateral to any other right or obligation; and

(2)	independent of and not in substitution for or affected by any other Collateral Security which the Financier may hold in respect of the Secured Moneys or any obligations of any Transaction Party or any other person.

(b)	This clause 14 is enforceable against a Guarantor:

(1)	without first having recourse to any Collateral Security;

(2)	whether or not the Financier has made demand on any Transaction Party (other than any demand specifically required to be given, or notice required to be issued, to a Guarantor under clause 14.2 or any other provision of a Transaction Document);

(3)	whether or not the Financier has given notice to any Transaction Party or any other person in respect of any thing;

(4)	whether or not the Financier has taken any other steps against any Transaction Party or any other person;

(5)	whether or not any Secured Moneys is then due and payable; and

(6)	despite the occurrence of any event described in clause 14.12.

14.11	Suspense account

(a)	The Financier may apply to the credit of a suspense account any:

(1)	amounts received under this clause 14;

Facility Agreement page 75

14 Guaranty and indemnity

(2)	dividends, distributions or other amounts received in respect of the Secured Moneys in any liquidation; and

(3)	other amounts received from a Guarantor, a Transaction Party or any other person in respect of the Secured Moneys.

(b)	The Financier may retain the amounts in the suspense account for as long as it determines and is not obliged to apply them in or towards satisfaction of the Secured Moneys.

14.12	Unconditional nature of obligations

(a)	This clause 14 and the obligations of each Guarantor under the Transaction Documents are absolute, binding and unconditional in all circumstances, and are not released or discharged or otherwise affected by anything which but for this provision might have that effect, including:

(1)	the grant to any Transaction Party or any other person at any time, of a waiver, covenant not to sue or other indulgence;

(2)	the release (including a release as part of any novation) or discharge of any Transaction Party or any other person;

(3)	the cessation of the obligations, in whole or in part, of any Transaction Party or any other person under any Transaction Document or any other document or agreement;

(4)	the liquidation of any Transaction Party or any other person;

(5)	any arrangement, composition or compromise entered into by the Financier, any Transaction Party or any other person;

(6)	any Transaction Document or any other document or agreement being in whole or in part illegal, void, voidable, avoided, unenforceable or otherwise of limited force or effect;

(7)	any extinguishment, failure, loss, release, discharge, abandonment, impairment, compounding, composition or compromise, in whole or in part of any Transaction Document or any other document or agreement;

(8)	any Collateral Security being given to the Financier by any Transaction Party or any other person;

(9)	any alteration, amendment, variation, supplement, renewal or replacement of any Transaction Document or any other document or agreement;

(10)	any moratorium or other suspension of any Power;

(11)	the Financier, a Receiver or Attorney exercising or enforcing, delaying or refraining from exercising or enforcing, or being not entitled or unable to exercise or enforce any Power;

(12)	the Financier obtaining a judgment against any Transaction Party or any other person for the payment of any of the Secured Moneys;

(13)	any transaction, agreement or arrangement that may take place with the Financier, any Transaction Party or any other person;

(14)	any payment to the Financier, a Receiver or Attorney, including any payment which at the payment date or at any time after the payment date is in whole or in part illegal, void, voidable, avoided or unenforceable;

Facility Agreement page 76

14 Guaranty and indemnity

(15)	any failure to give effective notice to any Transaction Party or any other person of any default under any Transaction Document or any other document or agreement;

(16)	any legal limitation, disability or incapacity of any Transaction Party or of any other person;

(17)	any breach of any Transaction Document or any other document or agreement;

(18)	the acceptance of the repudiation of, or termination of, any Transaction Document or any other document or agreement;

(19)	any Secured Moneys being irrecoverable for any reason;

(20)	any disclaimer by any Transaction Party or any other person of any Transaction Document or any other document or agreement;

(21)	any assignment, novation, assumption or transfer of, or other dealing with, any Powers or any other rights or obligations under any Transaction Document or any other document or agreement;

(22)	the opening of a new account of any Transaction Party with the Financier or any transaction on or relating to the new account;

(23)	any prejudice (including material prejudice) to any person as a result of any thing done or omitted by the Financier, any Transaction Party or any other person;

(24)	any prejudice (including material prejudice) to any person as a result of the Financier, a Receiver, Attorney or any other person selling or realising any property the subject of a Collateral Security at less than the best price;

(25)	any prejudice (including material prejudice) to any person as a result of any failure or neglect by the Financier, a Receiver, Attorney or any other person to recover the Secured Moneys from any Transaction Party or by the realisation of any property the subject of a Collateral Security;

(26)	any prejudice (including material prejudice) to any person as a result of any other thing;

(27)	the receipt by the Financier of any dividend, distribution or other payment in respect of any liquidation;

(28)	the capacity in which a Transaction Party executed a Transaction Document not being the capacity disclosed to the Financier before the execution of the Transaction Document;

(29)	the failure of any other Guarantor or any other person who is intended to become a co-surety or co-indemnifier of that Guarantor to execute this agreement or any other document; or

(30)	any other act, omission, matter or thing whether negligent or not.

(b)	Clause 14.12(a) applies irrespective of:

(1)	the consent or knowledge or lack of consent or knowledge, of the Financier, any Transaction Party or any other person of any event described in clause 14.12(a); or

(2)	any rule of law or equity to the contrary,

but shall not apply in the case of fraud, intentional misrepresentation, wilful misconduct or gross negligence by the Financier or the Agent.

Facility Agreement page 77

14 Guaranty and indemnity

14.13	No competition

(a)	Until the Secured Moneys have been fully paid and this clause 14 has been finally discharged, a Guarantor is not entitled to:

(1)	be subrogated to the Financier;

(2)	claim or receive the benefit of any Encumbrance, Surety Obligation or other document or agreement of which the Financier has the benefit;

(3)	claim or receive the benefit of any moneys held by the Financier;

(4)	claim or receive the benefit of any Power;

(5)	either directly or indirectly to prove in, claim or receive the benefit of any distribution, dividend or payment arising out of or relating to the liquidation of any Transaction Party liable to pay the Secured Moneys, except in accordance with clause 14.13(b);

(6)	make a claim or exercise or enforce any right, power or remedy (including under an Encumbrance or Surety Obligation or by way of contribution) against any Transaction Party liable to pay the Secured Moneys;

(7)	accept, procure the grant of or allow to exist any Encumbrance in favour of a Guarantor from any Transaction Party liable to pay the Secured Moneys;

(8)	exercise or attempt to exercise any right of set-off against, or realise any Encumbrance taken from, any Transaction Party liable to pay the Secured Moneys; or

(9)	raise any defence or counterclaim in reduction or discharge of its obligations under this clause 14.

(b)	If required by the Financier, a Guarantor must prove in any liquidation of any Transaction Party liable to pay the Secured Moneys for all money owed to the Guarantor.

(c)	All money recovered by a Guarantor from any liquidation or under any Encumbrance or Surety Obligation from any Transaction Party liable to pay the Secured Moneys must be received and held in trust by the Guarantor for the Financier to the extent of the unsatisfied liability of the Guarantor under this clause 14.

(d)	A Guarantor must not do or seek, attempt or purport to do anything referred to in clause 14.13(a).

14.14	Continuing guaranty

This clause 14 is a continuing obligation of each Guarantor, despite:

(a)	any settlement of account; or

(b)	the occurrence of any other thing,

and remains in full force and effect until:

(c)	the Secured Moneys have been unconditionally paid in full; and

(d)	this clause 14 has been finally discharged by all the Financier.

Facility Agreement page 78

15 Indemnities and Break Costs

14.15	Variation

This clause 14 extends to cover the Transaction Documents as amended, varied or replaced, whether with or without the consent of any one or more of the Guarantors, including any increase in the limit or maximum principal amount available under a Transaction Document.

14.16	Judgments

A final judgment obtained against a relevant Transaction Party is conclusive as against each Guarantor.

14.17	Accession of Guarantors

A member of the Borrower Group may become a Guarantor by delivering to the Agent the following in a form satisfactory to the Agent (acting on the instructions of the Financier):

(a)	a Guarantee Assumption Agreement duly executed by the Guarantor;

(b)	a security agreement over all the assets and undertaking of the Guarantor, including in the case of Pathfinder, the Mineral Rights in relation to the Pathfinder Uranium Projects, duly executed by the Guarantor, to secure the Secured Moneys;

(c)	a real property mortgage over all real property held by the Guarantor, duly executed by the Guarantor, to secure the Secured Moneys;

(d)	each Title Document required to be lodged with the Agent by the Guarantor under a Transaction Document;

(e)	an officer’s certificate in respect of the Guarantor;

(f)	duly executed forms, notices and other documents which are required in order to register or file with the appropriate Government Agency any document referred to in this clause 14.17;

(g)	such evidence and information, including legal opinions, in relation to the Guarantor, its business and assets, its Secured Property, the execution of the documents referred to in this clause 14.17 as the Financier reasonably requires;

(h)	such further information, certificates, authorizations and documents as the Financier in its absolute discretion in respect of the Project Assets in which the Guarantor has or will have an interest.

Where applicable, the Borrower must ensure that each document referred to in this clause 14.17 is duly stamped within the required time limit under the applicable stamp duty legislation.

15	Indemnities and Break Costs

15.1	General indemnity

(a)	Each Transaction Party indemnifies each Finance Party against any Loss which that Finance Party, a Receiver (whether acting as agent of the Borrower or of a Finance Party) or an Attorney pays, suffers, incurs or is liable for, in respect of any of the following:

Facility Agreement page 79

15 Indemnities and Break Costs

(1)	a Funding Portion required by a Funding Notice not being made for any reason including any failure by a Transaction Party to fulfil any condition precedent contained in clause 2, but excluding any default by that Finance Party;

(2)	the occurrence of any Default;

(3)	a Finance Party exercising its Powers consequent upon or arising out of the occurrence of any Default;

(4)	the non-exercise, attempted exercise, exercise or delay in the exercise of any Power;

(5)	any act or omission of a Security Provider or any of its employees or agents when exercising its Powers consequent upon or arising out of the occurrence of any Default;

(6)	an Environmental Liability;

(7)	any compulsory acquisition or statutory or judicial divestiture of any Secured Property;

(8)	any other thing in respect of a Security or any Secured Property; and

(9)	any payment made by the Financier to the Agent to indemnify the Agent for a Loss the Agent pays, suffers, incurs or is liable for in acting as Agent.

(b)	The indemnity in clause 15.1(a), includes:

(1)	the amount determined by a Finance Party as being incurred by reason of the liquidation or re-employment of deposits or other funds acquired or contracted for by the Finance Party to fund or maintain the Commitment; and

(2)	loss of Margin, but only to the extent of amounts advanced by the Financier to the Borrower under this agreement.

(c)	The indemnity in clause 15.1(a) does not include or apply to any loss suffered or incurred by a Finance Party as a result of its own fraud, intentional misrepresentation, gross negligence or wilful misconduct.

15.2	Break Costs

Except for prepayments under clause 3.6(b), the Borrower must, within 3 Business Days of demand by the Agent, pay to the Agent for the account of each Finance Party its Break Costs attributable to all or any part of a Funding Portion being prepaid or repaid by the Borrower on a day other than the last day of the Interest Period for that Funding Portion.

15.3	Continuing indemnities and evidence of Loss

(a)	Each indemnity of a Transaction Party in a Transaction Document is a continuing obligation of the Transaction Party, despite:

(1)	any settlement of account; or

(2)	the occurrence of any other thing,

and remains in full force and effect until:

(3)	the Secured Moneys are unconditionally repaid in full; and

(4)	each Security has been finally discharged.

Facility Agreement page 80

16 Fees, Tax, costs and expenses

(b)	Each indemnity of a Transaction Party in a Transaction Document is an additional, separate and independent obligation of a Transaction Party and no one indemnity limits the general nature of any other indemnity.

(c)	Each indemnity of a Transaction Party in a Transaction Document survives the termination of any Transaction Document.

(d)	A certificate given by an Officer of a Finance Party detailing the amount of any Loss covered by any indemnity in a Transaction Document is sufficient evidence unless the contrary is proved.

16	Fees, Tax, costs and expenses

16.1	Arrangement fee

(a)	The Borrower must pay to the Financier a fee equal to 6% of the Commitment (being $900,000) less the amount of the Work Fee (being $50,000) on the date the Borrower receives the first Funding Portion under this agreement.

(b)	The fee paid under clause 16.1(a) is non-refundable and non-rebateable unless clause 16.1(c) applies.

(c)	If at least $10,000,000 of the Principal Outstanding has been repaid by the first Repayment Date, 50% of the fee paid under clause 16.1(a) will be taken to be credited to the Borrower and applied as a reduction of the Principal Outstanding.

(d)	The Commitment is reduced by any amount applied in reduction of the Principal Outstanding under clause 16.1(c) and accordingly, that amount may not be withdrawn.

16.2	Commitment fee

(a)	The Borrower must pay to the Agent for the account of the Financier during the Availability Period a commitment fee of 2% per annum, which is not refundable in any circumstances and is taken to be fully-earned and payable when due, calculated on the basis of a 365 day or 366 day year, as applicable, for actual days elapsed and on the average monthly amount of the Undrawn Commitment during the Availability Period.

(b)	The commitment fee is payable in arrears on each Quarterly Date and on the last day of each Availability Period.

16.3	Tax

(a)	The Borrower must pay any Tax, other than an Excluded Tax in respect of any Finance Party, which is payable in respect of a Transaction Document (including in respect of the execution, delivery, performance, release, discharge, amendment or enforcement of a Transaction Document).

(b)	The Borrower must pay any fine, penalty or other cost in respect of a failure to pay any Tax described in clause 16.3(a) except to the extent that the fine, penalty or other cost is caused by the Agent’s failure to lodge money received from the Borrower within 5 Business Days before the due date for lodgement.

(c)	The Borrower indemnifies each Finance Party against any amount payable under clause 16.3(a) or 16.3(b).

Facility Agreement page 81

17 Interest on overdue amounts

16.4	Costs and expenses

The Borrower must pay the Finance Parties’ reasonable legal costs in relation to the negotiation, preparation, execution, delivery, stamping, registration and completion of a Transaction Document and all other costs and expenses of each Finance Party in relation to:

(a)	the variation and discharge of any Transaction Document;

(b)	the enforcement, protection or waiver of any rights under any Transaction Document;

(c)	the consent or approval of a Finance Party given under any Transaction Document;

(d)	any enquiry by a Government Agency involving the Borrower,

including:

(e)	any administration costs of each Finance Party in relation to the matters described in clause 16.4(c) or 16.4(d); and

(f)	any legal costs and expenses and any professional consultant’s fees for the costs and expenses described in clauses 16.4(a) to 16.4(d) inclusive on a full indemnity basis.

17	Interest on overdue amounts

17.1	Payment of interest

Each Transaction Party must pay interest on:

(a)	any of the Secured Moneys due and payable by it, but unpaid; and

(b)	any interest payable but unpaid under this clause 17.

17.2	Accrual of interest

The interest payable under this clause 17:

(a)	accrues from day to day from and including the due date for payment up to the actual date of payment, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to pay the Secured Moneys becomes merged; and

(b)	may be capitalized at monthly intervals.

17.3	Rate of interest

The rate of interest payable under this clause 17 on any part of the Secured Moneys is the higher of:

(a)	the Overdue Rate determined by the Agent:

(1)	on the date that part of the Secured Moneys becomes due and payable but is unpaid; and

(2)	on each date which is 1 month after the immediately preceding date on which the Overdue Rate was determined under this clause 17.3(a); and

Facility Agreement page 82

18 Assignment

(b)	the rate fixed or payable under a judgment or other thing referred to in clause 17.2(a).

18	Assignment

18.1	Assignment by Transaction Party

A Transaction Party must not assign or novate any of its rights or obligations under a Transaction Document without the prior written consent of the Agent.

18.2	Borrower obligation in registered form

The obligation of the Borrower to pay principal and interest under this agreement is taken to be in registered form for the purposes of the United States Internal Revenue Code, Sections 871(h)(6), 881(6), 163(f) and the regulations issued thereunder, including Temp. Treas. Reg. Section 5f.163-1(a) and Temp. Treas. Reg. Section 5f.103-1. Accordingly, the Borrower must maintain a book entry system to record the owner of the right to principal and interest and must issue to the Financier a Promissory Note evidencing the Secured Moneys and making specific reference to and complying with the registration requirements in order to effect a transfer of the rights under the obligation, and clause 18.3 will apply to any assignment by the Financier of its rights under a Transaction Document with respect to the obligation of the Borrower to pay principal and interest.

18.3	Assignment by Finance Party

(a)	A Finance Party may assign or novate any of its rights and obligations under a Transaction Document to any person if:

(1)	any necessary prior Authorization is obtained;

(2)	the assignment or novation is to a person in the RMB group of companies (which term includes any person, partnership or corporate entity in that group) or, after consultation with the Borrower, to a reputable bank or financial institution or to a combination of reputable banks and financial institutions; and

(3)	it notifies the Agent and the Borrower.

(b)	In the event that the Financier elects to assign any of its rights under clause 18.3(a), the Financier must surrender to the Borrower the Promissory Note, and the Borrower must reissue the Promissory Note to the assignee. An assignment by the Financier will be taken to be effective when the Promissory Note is reissued by the Borrower.

18.4	Assist

Each party must do any thing which the Agent reasonably requests including, executing any documents or amending any Transaction Document, to effect any transfer, assignment or novation under this clause 18.

18.5	Lending Office

(a)	A Finance Party may change its Lending Office at any time.

(b)	A Financier must promptly notify the Agent and the Borrower of the change.

Facility Agreement page 83

19 Saving provisions

18.6	No increase in costs

If a Finance Party assigns or novates any of its rights or obligations under any Transaction Document or changes its Lending Office, no Transaction Party is required to pay any net increase in the aggregate amount of costs, Taxes, fees or charges which is a direct consequence of the transfer or assignment or change of Lending Office.

19	Saving provisions

19.1	No merger of security

(a)	Nothing in this agreement merges, extinguishes, postpones, lessens or otherwise prejudicially affects:

(1)	any Encumbrance or indemnity in favour of any Finance Party; or

(2)	any Power.

(b)	No other Encumbrance or Transaction Document which a Finance Party has the benefit of in any way prejudicially affects any Power.

19.2	Exclusion of moratorium

To the extent not excluded by law, a provision of any legislation which directly or indirectly:

(a)	lessens, varies or affects in favour of a Transaction Party any obligations under a Transaction Document; or

(b)	stays, postpones or otherwise prevents or prejudicially affects the exercise by any Finance Party of any Power,

is negatived and excluded from each Transaction Document and all relief and protection conferred on a Transaction Party by or under that legislation is also negatived and excluded.

19.3	Conflict

Where any right, power, authority, discretion or remedy conferred on a Finance Party, a Receiver or an Attorney by any Transaction Document is inconsistent with the powers conferred by applicable law then, to the extent not prohibited by that law, those conferred by applicable law are regarded as negatived or varied to the extent of the inconsistency.

19.4	Consents

(a)	Whenever the doing of any thing by a Transaction Party is dependent on the consent of a Finance Party, the Finance Party may withhold its consent or give it conditionally or unconditionally in its absolute discretion, unless expressly stated otherwise in a Transaction Document.

(b)	The Borrower must ensure that any conditions imposed on a Transaction Party by a Finance Party under clause 19.4(a) are complied with by the Transaction Party.

Facility Agreement page 84

19 Saving provisions

19.5	Principal obligations

This agreement and each Collateral Security is:

(a)	a principal obligation and is not ancillary or collateral to any other Encumbrance (other than another Collateral Security) or other obligation; and

(b)	independent of, and unaffected by, any other Encumbrance or other obligation which any Finance Party may hold at any time in respect of the Secured Moneys.

19.6	Non-avoidance

If any payment by a Transaction Party to a Finance Party is avoided for any reason including any legal limitation, disability or incapacity of or affecting the Transaction Party or any other thing, and whether or not:

(a)	any transaction relating to the Secured Moneys was illegal, void or substantially avoided; or

(b)	any thing was or ought to have been within the knowledge of any Finance Party,

the Borrower:

(c)	as an additional, separate and independent obligation, indemnifies each Finance Party against that avoided payment; and

(d)	acknowledges that, to the extent permitted by applicable law, any liability of the Transaction Party under the Transaction Documents and any right or remedy of the Finance Parties under the Transaction Documents is the same as if that payment had not been made.

19.7	Set-off authorized

If a Transaction Party does not pay any amount when due and payable by it to any Finance Party under a Transaction Document, the Finance Party may:

(a)	apply any credit balance in any currency in any account of the Transaction Party with the Finance Party in or towards satisfaction of that amount; and

(b)	effect any currency conversion which may be required to make an application under clause 19.7(a).

19.8	Agent’s certificates and approvals

(a)	A certificate signed by any Officer of the Agent in relation to any amount, calculation or payment under any Transaction Document is sufficient evidence of that amount, calculation or payment unless the contrary is proved.

(b)	Where any provision of a Transaction Document requires the Agent’s approval, that approval will not be effective unless and until it is provided in writing.

19.9	No reliance or other obligations and risk assumption

Each Transaction Party acknowledges and confirms that:

(a)	it has not entered into any Transaction Document in reliance on any representation, warranty, promise or statement made by or on behalf of any Finance Party;

Facility Agreement page 85

20 General

(b)	in respect of the transactions evidenced by the Transaction Documents, no Finance Party has any obligations other than those expressly set out in the Transaction Documents; and

(c)	in respect of interest rates, exchange rates or commodity prices, no Finance Party is liable for any movement in interest rates, exchange rates or commodity prices or any information, advice or opinion provided by any Finance Party or any person on behalf of any Finance Party, even if:

(1)	provided at the request of a Transaction Party (it being acknowledged by each Transaction Party that those matters are inherently speculative);

(2)	relied on by a Transaction Party; or

(3)	provided incorrectly or negligently.

19.10	Power of attorney

(a)	For consideration received, each Transaction Party irrevocably appoints the Agent and each Officer of the Agent as the attorney of the Transaction Party to, at any time following the occurrence of a Default:

(1)	execute and deliver all documents; and

(2)	do all things,

which are necessary or desirable to give effect to each Transaction Document.

(b)	An attorney appointed under clause 19.10(a) may appoint a substitute attorney to perform any of its powers.

20	General

20.1	Confidential information

A Finance Party must not disclose to any person:

(a)	any Document, Base Case Model, Corporate and Project Budget or Financial Report; or

(b)	any information about any Transaction Party or Lost Creek,

except:

(c)	in connection with a permitted assignment, novation under clause 18 or any participation, where the disclosure is made on the basis that the recipient of the information will comply with this clause 20.1 in the same way that the Finance Party is required to do;

(d)	to any professional or other adviser consulted by it in relation to any of its rights or obligations under the Transaction Documents, provided that the professional or other adviser owes a duty of confidentiality to the Finance Party that is similar in nature to the obligations set out in this clause 20.1;

(e)	to a country’s central bank, a country’s taxation office or any Government Agency requiring disclosure of the information;

(f)	in connection with the enforcement of its rights under the Transaction Documents;

Facility Agreement page 86

20 General

(g)	where the information is already in the public domain, or where the disclosure would not otherwise breach any duty of confidentiality;

(h)	if required by applicable law or the rules of any securities exchange; or

(i)	otherwise with the prior written consent of the relevant Transaction Party or Lost Creek (that consent not to be unreasonably withheld).

20.2	Transaction Party to bear cost

Any thing which must be done by a Transaction Party under any Transaction Document, whether or not at the request of any Finance Party, must be done at the cost of the Transaction Party.

20.3	Notices

(a)	Any notice or other communication including, any request, demand, consent or approval, to or by a party to any Transaction Document must be in legible writing and in English addressed to the party in accordance with its details set out in Schedule 1 or as specified to the sender by the party by notice.

(b)	If the sender is a company, any such notice or other communication must be signed by an Officer of the sender.

(c)	Any notice or other communication described in this clause 20.3 is regarded as being given by the sender and received by the addressee:

(1)	if by delivery in person or by recognized overnight courier, when delivered to the addressee;

(2)	if by post, on delivery to the addressee;

(3)	if by facsimile, when received by the addressee in legible form; or

(4)	if by email, when the email (including any attachment) comes to the attention of the recipient party or a person acting on its behalf provided that if the sender does not receive a response from the addressee within 2 days of sending the email, the notice or communication must be resent to the addressee using one of the other methods specified in clause 19.3(c)(1), (2) or (3), but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee’s time) it is regarded as received at 9.00am on the following Business Day.

(d)	Any notice or other communication described in this clause 20.3 can be relied on by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorized by the sender.

(e)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after the transmission is received or regarded as received under clause 20.3(c) and informs the sender that it is not legible.

20.4	Governing law and jurisdiction

(a)	This agreement is governed by the laws of the State of Colorado and the laws of the United States of America which are applicable in the State of Colorado.

(b)	Each Transaction Party irrevocably submits to the non-exclusive jurisdiction of the State or Federal courts of the State of Colorado.

Facility Agreement page 87

20 General

(c)	Each Transaction Party irrevocably consents to venue for any dispute involving this agreement or the other Transaction documents in the United States District Court for the District of Colorado or any Colorado state court located in the City and County of Denver, Colorado and waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

(d)	Each Transaction Party irrevocably waives any immunity in respect of its obligations under this agreement that it may acquire from the jurisdiction of any court or any legal process for any reason including the service of notice, attachment before judgment, attachment in aid of execution or execution.

20.5	Prohibition and enforceability

(a)	Any provision of, or the application of any provision of, any Transaction Document or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, any Transaction Document which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

20.6	Waivers

(a)	Waiver of any right arising from a breach of this agreement or of any Power arising on default under this agreement or on the occurrence of an Event of Default must be in writing and signed by the party granting the waiver.

(b)	A failure or delay in exercise, or partial exercise, of:

(1)	a right arising from a breach of this agreement or the occurrence of an Event of Default; or

(2)	a Power created or arising on default under this agreement or on the occurrence of an Event of Default,

does not result in a waiver of that right or Power.

(c)	A party is not entitled to rely on a delay in the exercise or non-exercise of a right or Power arising from a breach of this agreement or on a default under this agreement or on the occurrence of an Event of Default as constituting a waiver of that right or Power.

(d)	A party may not rely on any conduct of another party as a defense to exercise of a right or Power by that other party.

(e)	This clause may not itself be waived except in writing.

20.7	Variation

A variation of any term of this agreement must be in writing and signed by the parties.

20.8	Cumulative rights

The Powers are cumulative and do not exclude any other right, power, authority, discretion or remedy of any Finance Party, Receiver or Attorney.

Facility Agreement page 88

20 General

20.9	Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

20.10	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

Facility Agreement page 89

Schedules

Notice Details	91

Funding Notice	93

Repayment Schedule	94

Promissory Note	96

Compliance Certificate	98

Borrower Group Structure Diagram	99

Guarantee Assumption Agreement	100

Permitted Interests	103

Permitted Royalties	110

UCC Financing Statements	120

Facility Agreement page 90

Schedule 1

Notice Details

Borrower	Ur-Energy USA Inc.

Address	10758 West Centennial Road, Suite 200, Littleton, Colorado 80127

Attention	Roger L. Smith, CFO

Phone	+1-720-981-4588 x248

Facsimile	+1-720-981-5643

With a copy to	Penne Goplerud, General Counsel at the foregoing address and facsimile

Parent	Ur-Energy Inc.

Address	10758 West Centennial Road, Suite 200, Littleton, Colorado 80127

Attention	Roger L. Smith, CFO

Phone	+1-720-981-4588 x248

Facsimile	+1-720-981-5643

With a copy to	Penne Goplerud, General Counsel at the foregoing address and facsimile

Lost Creek	Lost Creek ISR, LLC

Address	10758 West Centennial Road, Suite 200, Littleton, Colorado 80127

Attention	Roger L. Smith, CFO

Phone	+1-720-981-4588 x248

Facsimile	+1-720-981-5643

With a copy to	Penne Goplerud, General Counsel at the foregoing address and facsimile

Agent	RMB Resources, a division of FirstRand Bank Limited (London Branch)

Address:	20 Gracechurch Street, London EC3V 0BG

Attention:	Stuart Greene

Facsimile:	+44 20 7939 1825

Facility Agreement page 91

Schedule 1 Notice Details

Financier	RMB Australia Holdings Limited
Address	Level 13, 60 Castlereagh Street, Sydney, New South Wales 2000, Australia
Attention	Gregory Gay
Phone	+61 2 9253 6200
Fax	+61 2 9256 6291
Email	greg.gay@rmb.com.au

Facility Agreement page 92

Schedule 2

Funding Notice

To:	RMB Resources, a division of FirstRand Bank Limited (London Branch)

Attention: Stuart Greene

We refer to the facility agreement (Facility Agreement) dated [insert date] between Ur-Energy USA Inc. (as Borrower), Ur-Energy Inc. (as Parent), RMB Australia Holdings Limited (as Financier), Lost Creek ISR, LLC (as Lost Creek), and RMB Resources, a division of FirstRand Bank Limited (London Branch) (as Agent).

Under clause 4 of the Facility Agreement:

(a)	We give you notice that we wish to draw on [ ] (Funding Date).

(b)	The aggregate amount to be drawn is $[ ].

(c)	Particulars of the Funding Portion are:

Principal amount	Interest Period

90 days

(d)	The proceeds of the Funding Portion are to be used in accordance with clause 3.2 of the Facility Agreement.

(e)	We request that the proceeds be remitted to the Funding Account, details of which are as follows:

[                   ];

(f)

We represent and warrant that no Default has occurred and is continuing or will result from the provision of any Funding Portion[, except as follows:

[                   ], and we propose the following remedial action[                   ]].

(g)	As at the date of this certificate, no event has occurred and is continuing which has had, or is likely to have, a Material Adverse Effect.

(h)	As at the date of this certificate, each representation and warranty in the Facility Agreement is true and correct.

(i)	Expressions defined in the Facility Agreement have the same meaning when used in this Funding Notice.

Date:

Signed for and on behalf of
Ur-Energy USA Inc.
by

Officer

Name (please print)

Facility Agreement page 93

Schedule 3 Repayment Schedule

Schedule 3

Repayment Schedule

Repayment Date	Repayment Amount		Outstanding Facility Limit

31 March 2014	US$	750,000	US$	14,250,000

30 June 2014	US$	750,000	US$	13,500,000

30 September 2014	US$	750,000	US$	12,750,000

31 December 2014	US$	750,000	US$	12,000,000

31 March 2015	US$	750,000	US$	11,250,000

30 June 2015	US$	750,000	US$	10,500,000

30 September 2015	US$	750,000	US$	9,750,000

31 December 2015	US$	750,000	US$	9,000,000

31 March 2016	US$	1,800,000	US$	7,200,000

30 June 2016	US$	1,800,000	US$	5,400,000

30 September 2016	US$	1,800,000	US$	3,600,000

31 December 2016	US$	1,800,000	US$	1,800,000

31 March 2017	US$	1,800,000	US$	0

Facility Agreement page 94

Schedule 4

Promissory Note

UR-ENERGY USA INC.

PROMISSORY NOTE DUE [insert date]

$[1]	[2]

[3]

FOR VALUE RECEIVED, UR-ENERGY USA INC., a Colorado corporation (Borrower), promises to pay to the order of RMB AUSTRALIA HOLDINGS LIMITED, a company incorporated under the laws of Australia (Payee), on or before [insert date], the lesser of (x)4 ($[5]) and (y) the Principal Outstanding in respect of the advances made by the Payee to the Borrower under the Facility Agreement referred to below.

The Borrower also promises to pay interest on the unpaid principal amount of this Promissory Note, from the date of this Promissory Note until paid in full, at the rates and at the times which are determined in accordance with the provisions of the Facility Agreement dated as of [insert date] by and among the Borrower, Ur-Energy Inc., Lost Creek ISR, LLC, the Payee and RMB Resources, a division of FirstRand Bank Limited (London Branch), as agent for the Payee (Agent) (that Facility Agreement, as it may be amended, supplemented or otherwise modified from time to time, being the Facility Agreement, and terms defined in the Facility Agreement which are not otherwise defined in this Promissory Note have the same meaning in this Promissory Note as defined in the Facility Agreement).

This Promissory Note evidences the principal amount of the Commitment, described in the Facility Agreement (plus capitalized interest), to which reference is made for a more complete statement of the terms and conditions under which the Commitment evidenced by this Promissory Note was made and is to be repaid.

All payments of principal and interest in respect of this Promissory Note must be made in Dollars, in Same Day Funds, without defense, set-off or counterclaim, free of any restriction or condition, and must be delivered to the Agent at the times provided for in the Facility Agreement. Until notified in writing of the transfer of this Promissory Note, the Borrower and the Agent are entitled to take the Payee, or any person who has been identified by the transferor in writing to the Borrower and the Agent as the owner and holder of this Promissory Note. Each of the Payee and any subsequent holder of this Promissory Note agrees, by its acceptance of this Promissory Note, that before disposing of this Promissory Note or any part or portion of it, it will make a notation in the annexure to this Promissory Note of all principal payments previously made under this Promissory Note and of the date to which interest due under this Promissory Note has been paid, provided, however, that the failure to make a notation of any payment made on this Promissory Note does not limit or otherwise affect the obligations of the Borrower under this Promissory Note with respect to payments of principal of or interest owing.

1 Insert amount of the Commitment

2 Insert place of delivery this Promissory Note.

3 Insert the effective date of this Promissory Note.

4 In words insert amount of the Funding Portion to which this Promissory Note relates.

5 Insert amount of the Funding Portion to which this Promissory Note relates in numbers.

Facility Agreement page 95

Schedule 4 Promissory Note

Subject to clause 6.2 of the Facility Agreement, whenever any payment on this Promissory Note is stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day.

This Promissory Note is subject to mandatory prepayment and to prepayment at the option of Borrower as provided in clauses 3.5 and 3.6 of the Facility Agreement.

THIS PROMISSORY NOTE IS GOVERNED BY, AND WILL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF COLORADO WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES. THE BORROWER IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COLORADO STATE OR FEDERAL COURT SITTING IN DENVER, COLORADO IN ANY ACTION OR LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE ENFORCEMENT OF THIS PROMISSORY NOTE AND THE BORROWER IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN THOSE COURTS. THE BORROWER UNCONDITIONALLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY RIGHT IT MAY HAVE TO THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING. NOTHING IN THIS PARAGRAPH WILL AFFECT THE POWERS OF THE PAYEE TO BRING ANY ACTION OR PROCEEDING AGAINST THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION.

If an Event of Default (as defined in the Facility Agreement) occurs and is continuing, the unpaid balance of the principal amount of this Promissory Note, together with all accrued and unpaid interest on this Promissory Note, may at the option of the Payee become, or may be declared to be, due and payable in the manner, on the conditions and with the effect provided in the Facility Agreement.

The terms of this Promissory Note are subject to amendment only in the manner provided in the Facility Agreement.

This Promissory Note is subject to restrictions on transfer or assignment as provided in clause 18 of the Facility Agreement.

No reference in this Promissory Note to the Facility Agreement and no provision of this Promissory Note or the Facility Agreement will alter or impair the obligations of the Borrower, which are absolute and unconditional, to pay the principal of and interest on this Promissory Note at the place, at the respective times, and in the currency prescribed in this Facility Agreement.

The Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in clause 16.4 of the Facility Agreement, incurred in the collection and enforcement of this Promissory Note. The Borrower and any endorsers of this Promissory Note consent to renewals and extensions of time at or after the maturity of this Promissory Note, without notice, and waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand under this Promissory Note.

IN WITNESS WHEREOF, the Borrower has caused this Promissory Note to be duly executed and delivered by its Officer as of the date and at the place first written above.

UR-ENERGY USA INC.

By:

Title:	(d)

Facility Agreement page 96

Schedule 5

Compliance Certificate

Clause 9.6(e)

To: RMB Resources, a division of FirstRand Bank Limited

Attention:[             ]

We refer to the facility agreement dated [        ] between Ur-Energy USA Inc. (as Borrower), Ur-Energy Inc. and Lost Creek ISR, LLC (as Guarantors), RMB Australia Holdings Limited (as Lender) and RMB Resources, a division of FirstRand Bank Limited (as Agent) (Facility Agreement).

Expressions defined in the Facility Agreement have the same meaning when used in this Compliance Certificate.

This Compliance Certificate is given by the Borrower as at [insert Calculation Date to which this Compliance Certificate relates] (Calculation Date) in accordance with clause 9.6(e) of the Facility Agreement.

Ratios

(a)        The LLCR as at the Calculation Date was [    ].

(b)        The PLCR as at the Calculation Date was [    ].

Details of the calculation of the ratios referred to in paragraphs (a) and (b) above are attached as the Annexure to this Compliance Certificate.

Representations and warranties

The representations and warranties in clause 8.1 and 8.2 of the Facility Agreement are repeated as at the Calculation Date.

Default or Review Event

We represent and warrant that no Default or Review Event has occurred which is continuing[, except as follows: [             ], and we propose the following remedial action [             ]].

Signed for and on behalf of the Borrower by
sign here ►
Officer
print name

date

Facility Agreement page 97

Schedule 6

Borrower Group Structure Diagram

Facility Agreement page 98

Schedule 7

Guarantee Assumption Agreement

Clauses 1.1 (Definitions) and 14.17 (Guarantor Accession)

Date ►

This agreement is made by

Guarantor	[insert]

Background

1    Under the facility agreement dated [Insert details] between Ur-Energy USA Inc. (as Borrower), Ur-Energy Inc. (as Parent), Lost Creek ISR, LLC (Lost Creek) RMB Australia Holdings Limited (as Financier) and RMB Resources, a division of FirstRand Bank Limited (London Branch) (as Agent) (Facility Agreement), a person may become a Guarantor by execution of this agreement.

2    The New Guarantor wishes to become a Guarantor on the terms and conditions set out in this agreement.

This agreement witnesses

1	Interpretation

(a)	Words and phrases defined in the Facility Agreement have the same meaning when used in this agreement.

(b)	In this agreement, Existing Guarantor has the meaning set out below.

Term	Meaning

Existing Guarantor	each person which is a Guarantor under the Facility Agreement at the time of execution of this agreement.

Facility Agreement page 99

Schedule 7 Guarantee Assumption Agreement

2	Guarantee

In consideration of, among other things:

(a)	forbearance by the Financier to require repayment of the Secured Moneys in full; and

(b)	the payment to the Guarantor of $10 (receipt of which is acknowledged),

the Guarantor jointly and severally with each Existing Guarantor irrevocably and unconditionally guarantees to the Financier the payment of the Secured Moneys on the terms contained in the Facility Agreement (including clause 14 of the Facility Agreement).

3	Representations and warranties

The Guarantor represents and warrants to, and for the benefit of the Financier, as set out in clauses 8.1 and 8.2 of the Facility Agreement, on the basis that:

(a)	each reference to a Transaction Party in clauses 8.1 and 8.2 of the Facility Agreement includes a reference to the Guarantor;

(b)	each reference to a Transaction Document includes this deed and each other Transaction Document to which the Guarantor is a party; and

(c)	clauses 8.3 and 8.4 of the Facility Agreement apply to this clause 3 as if set out in full.

4	Status of Guarantor

The Guarantor agrees that it irrevocably becomes a ‘Guarantor’ and a ‘Transaction Party’ as defined in, and for all purposes under, the Facility Agreement as if named in and as a party to the Facility Agreement, and accordingly is bound by the Facility Agreement as a Guarantor and a Transaction Party.

5	Governing law

This agreement is governed by the laws of Colorado, United States of America.

6	Benefit of agreement

This agreement is given in favour of and for the benefit of:

(a)	the Financier; and

(b)	each Transaction Party,

under the Facility Agreement and their respective successors and permitted assigns.

Facility Agreement page 100

Schedule 7 Guarantee Assumption Agreement

7	Address for notices

The details for the Guarantor for service of notices are:

Address: [insert]

Attention: [insert]

Email: [insert]

8	Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

Executed as an agreement

Guarantor
Signed sealed and delivered for [Type party name] by his/her/its attorney sign here ►
Attorney

print name

in the presence of

sign here ►
Witness

print name

Facility Agreement page 101

Schedule 8

Permitted Interests

Lost Creek has exclusive possession of the unpatented mining claims, subject to overlaps that the unpatented mining claims have with senior unpatented mining claims owned by third parties, patented mining claims, fee lands and state-owned lands, as well as overlaps between some of the unpatented mining claims and certain senior unpatented placer mining claims owned by third parties, as described in title reports furnished to the Agent and as set forth in the third party valuation report furnished to the Agent.

The following are instruments under which third parties may currently have contractual or statutory rights to the surface or sub-surface covered by the unpatented mining claims which comprise a portion of the Mineral Rights:

Lost Creek Project

RIGHTS OF WAY AND EASEMENTS

Right-of-Ways Project Name	Lead Case File No.	Term of Right- of-Way	Legal Description

Lost Creek	WYW057176 (34.5 KV Power line, 25 feet in width)	April 4, 1978 to Dec 31, 2038	5.8 Acres, W2W2 Section 13, W2W2 Section 24, and W2W2 Section 25, T25N, R93W, 6th PM

LC North	WYW057176	April 4, 1978 to Dec 31, 2038	7.69 Acres, SWNW, W2SW, and Lot 4 Section 1, SENE, E2SE, and Lot 1 Section 2, W2W2 Section 12, and W2W2 Section 13, T25N, R93W, 6th PM

LC West	WYW057176	April 4, 1978 to Dec 31, 2038	5.16 Acres, W2W2 Section 25, and W2W2 Section 36, T25N, R93W, 6th PM and Lot 4 and W2NW Section 2, T24N, R93W, 6th PM

LC West	WYW147148 (Oil and Gas Pipeline, 50 feet in width)	Jan 24, 2000 to Jan 23, 2030	3.34 Acres, E2W2, SWSW Section 16, T25N, R93W, 6th PM

LC West	WYW076245 (Wamsutter-Crooks Gap County Road, 100 feet in width)	Aug 21, 1981 to Jan 1, 9999	7.35 Acres, W2NE, E2W2, and SWSW Section 16, T25N, R93W, 6th PM

LC South	WYW134003 (Sooner Road, 50 feet in width)	Oct 27, 1994 to Oct 28, 2024

23.94 Acres, Lot 1, S2NE, SESW, and W2SE Section 4 and E2NW Section 9, T24N, R92W, 6th PM

Also E2SE Section 23, NENE, W2NE, and E2SE Section 26, SESE Section 34 and E2NW, SWNW, and W2SW Section 35, T25N, R92W, 6th PM

LC East	WYW134003	Oct 27, 1994 to Oct 28, 2024	1.19 Acres, SENE and E2SE Section 23 and W2NW Section 24, T25N, R92W, 6th PM

Facility Agreement page 102

Schedule 8 Permitted Interests

LC South and LC East	WYW136596 (Sooner Road, 30 feet in width)	Dec 6, 1995 to Dec 7, 2025	15.09 Acres, appears to be a duplicate Right-of-Way to WYW134003; legal descriptions on Lead Case File Serial Register pages are identical, but only 30 feet in width

LC South	WYW057561 (Sweetwater County Road #4-63, aka Mineral X Road, 150 feet in width)	Jan 18, 1976 to Jan 1, 9999	12.33 Acres, S2S2 Section 11, NWNW Section 14, and N2N2 Section 15, T24N, R92W, 6th PM

FEDERAL OIL AND GAS LEASES

Project Name	Lead Case File No. & Lessee Name	Term of Oil & Gas Lease	Acreage and Legal Description

Lost Creek	WYW174279 Kirkwood Oil and Gas LLC	Jan 1, 2008 to Dec 31, 2017	974 Acres, S2, S2N2 and part of N2N2 Section 17, and Lots 2-4, E2SW, S2SENW, S2NWNE, SENE, S2NENE, and SE Section 18, T25N, R92W, 6th PM

LC North	WYW174279 Kirkwood Oil and Gas LLC	Jan 1, 2008 to Dec 31, 2017	302.64 Acres, Part N2N2 Section 17, and Lots 1 and 2, N2SENW, NENW, N2SWNE, NWNE and N2NENE Section 18, T25N, R92W, 6th PM

Lost Creek	WYW174280 Kirkwood Oil and Gas LLC	June 1, 2007 to May 31, 2017	5.38 Acres, Part Lot 8 Section 31, T25N, R92W, 6th PM

LC South	WYW174280 Kirkwood Oil and Gas LLC	June 1, 2007 to May 31, 2017	1281.27 Acres, Lots 5-20 (except part Lot 8) Section 31, and All Section 32, T25N, R92W, 6th PM

LC North	WYW165000 Kirkwood Oil and Gas LLC	Feb 1, 2006 to Jan 31, 2016	14.7 Acres, Part E2E2 Section 15, T25N, R93W, 6th PM

LC East	WYW155785 J-W Operating Company and Samson Resources Company	Sept 1, 2003 to Aug 31, 2013	162.35 Acres, NW Section 21, and part W2W2NW Section 24, T25N, R92W, 6th PM

LC South	WYW155785 J-W Operating Company and Samson Resources Company	Sept 1, 2003 to Aug 31, 2013	23.00 Acres, Part S2S2NE Section 24, T25N, R92W, 6th PM

LC North	WYW155789 J-W Operating Company	June 1, 2003 to May 31, 2013	29 Acres, Part SE Section 11, T25N, R93W, 6th PM

Lost Creek	WYW155793 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	11.7 Acres, Part E2E2NE Section 26, T25N, R93W, 6th PM

Facility Agreement page 103

Schedule 8 Permitted Interests

LC West	WYW155793 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	357.66 Acres, S2 and part S2N2 Section 26, T25N, R93W, 6th PM

LC North	WYW155793 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	270.64 Acres, N2 and part S2N2 Section 26, T25N, R93W, 6th PM

LC North	WYW155794 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	104 Acres, E2E2 Section 28, T25N, R93W, 6th PM

Lost Creek.	WYW159222 Samson Resources Company	June 1, 2003 to May 31, 2013	2.8 Acres, Part of E2E2SE Section 14, T25N, R93W, 6th PM

LC North	WYW159222 Samson Resources Company	June 1, 2003 to May 31, 2013	602 Acres, All, except part N2N2 Section 14, T25N, R93W, 6th PM

GRAZING ALLOTMENTS AND GRAZING LEASES

Lost Creek Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 2,133 acres), Green Mountain/Arapahoe Creek (est. 868 acres) and Stewart Creek (est. 553 acres)

State of Wyoming: Lease # 3-7343 All Section 16 (640 acres), T25N, R92W, 6th PM; Sun Land & Cattle Co.

LC East Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 335 acres) and Stewart Creek (est. 4,445 acres)

State of Wyoming: None

LC South Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 4,830 acres) and Stewart Creek (est. 6637 acres)

State of Wyoming: None

LC West Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 3,080 acres) and Green Mountain/Arapahoe Creek (est. 400 acres)

State of Wyoming: Lease # 3-8342 E2 and SESW Section 36 (360 acres), T25N, R93W, 6th PM; James D. Smith

LC North Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 930 acres), Green Mountain/Arapahoe Creek (est. 5,003 acres) and Stewart Creek (est. 1,556 acres)

State of Wyoming: None

Facility Agreement page 104

Schedule 8 Permitted Interests

What was formerly known as the “Green Mountain Grazing Allotment,” which covered several of the Lost Creek Projects, as set forth above, has been re-designated by the United States Bureau of Land Management into three allotments, of which only one is reasonably believed to cover the Project Area: Arapahoe Creek Allotment, which is believed to include, at least, the following specific grazing leases:

WY17056  ARAPAHOE CREEK

Authorization Number	Permitee	Effective Date	Expiration Date	Permitted Animal Units as of 5/9/2013
4900240	Chris Anderson, et al.	5/1/2012	4/30/2019	2434
4900264	Joshua Anderson Ranch Management LLC	5/1/2012	2/28/2015	3690
4903713	Christopher and Susan Anderson	5/1/2012	4/30/2022	3934
4903771	Alkali Creek Grazing Association LLC	3/1/2012	2/28/2022	3184
4903791	Separation Flat Grazing Co., LLC	5/1/2012	4/30/2022	424
4903792	Joshua Anderson Ranch Management LLC	5/10/2010	10/31/2014	1050
4903795	Robert or Judy Whitlock	5/1/2012	12/31/2014	3510
4903841	Walking S Grazing Association, LLC	3/1/2012	2/28/2022	3396
4903851	Quarter Circle Block LLC	5/1/2012	4/30/2022	4943
4903854	Quarter Circle Block LLC	2/1/2012	1/31/2015	1300
4912615	Robert or Judy Whitlock	5/1/2011	5/1/2014	100
4915181	Stewart Creek LLC	5/1/2012	4/30/2022	965

The Cyclone Rim Grazing Allotment is known to include, at least, the following specific grazing leases:

WY10103  CYCLONE RIM

Authorization Number	Permitee	Effective Date	Expiration Date	Permitted Animal Units as of 5/9/2013
4900143	Jolley Livestock Grazing Association, LLC	3/1/2013	2/28/2017	222
4903037	Hill Land and Livestock	3/1/2012	2/28/2022	1144
4903043	Jolley Livestock Grazing Association, LLC	3/1/2010	2/28/2020	4489
4903083	Stratton Sheep Co.	10/1/2008	9/30/2018	22577
4903152	Salisbury Livestock Co.	3/1/2012	2/28/2015	3340
4903266	Peterson Livestock, LLC	10/1/2009	12/31/2018	93

Facility Agreement page 105

Schedule 8 Permitted Interests

The Stewart Creek Grazing Allotment is known to include, at least, the following specific grazing leases:

WY10102  STEWART CREEK

Authorization Number	Permitee	Effective Date	Expiration Date	Permitted Animal Units as of 5/9/2013
4903015	Jess and Debbi Bartlett	3/1/2005	2/28/2015	529
4903092	Stewart Creek LLC (Sun Ranch)	11/18/2008	11/17/2018	4982
4914975	Richard Carter	10/25/2011	10/24/2021	3515

Pathfinder Uranium Project

A.	Grazing Leases

1.	Reid Draw Property known grazing lease:

Permittee/Lessee	Recorder Index	Effective Date	Description

Philp Sheep Company	Fremont County, Wyoming Recorder Notice and Memorandum of Grazing Lease Document No. 1201339	June 2, 1999 (20 year primary term, successive periods of 20 years by notification from Lessee within 90 days of expiration	Includes NWSW and S2SW Section 4, SENE and NESE Section 5, and NENW and W2NE Section 9, all in T33N, R90W, 6th PM

2.	U.S. Mineral Patent No. 49-69-0016 known grazing lease (north of the Shirley Basin entrance road):

Permittee/Lessee	Recorder Index	Effective Date	Description

Cecilia R. Schmitt and Armin A. Schmitt, trustees of the Schmitt Family Living Trust dated August 21, 1999	Carbon County, Book 1087, Page 0101, Document No. 0915686	April 14, 2005 (20 year initial term with four successive 20 year periods)	77.2 acres pursuant to Grazing Lease. Grazing Lease also includes surface acres covered by U.S. Mineral Patent Nos. 49-72-0063 and 49-69-0020.

B.	Rights-of-Way:

Pathfinder (Lucky Mc Mill Sites)	Fremont County, Wyoming Recorder Document No. 1211215, as corrected by Document No. 2012-1350816	Dated April 7, 2000, corrected March 8, 2012	5.98 Acres, being a strip of land 200 feet in width, 100 feet on each side of a centerline over and across a portion of Mineral Survey No. 649 and located in the NE¼SE¼ and the SE¼ NE¼ of Section 22, T33N, R90W, 6th PM

Facility Agreement page 106

Schedule 8 Permitted Interests

0.05 Acres, being a parcel of land located in the SE¼NE¼ of Section 22, T33N, R90W, 6th PM 0.18 Acres, being a parcel of land located in the SE¼NW¼SW¼NW¼ of Section 23, T33N, R90W, 6th PM

C.	Reserved Surface Rights:

Surface Rights Owner	Recorder Index No.	Description

State of Wyoming	Carbon County, Wyoming Recorder, recorded on March 12, 1940 in Book 0227, Page 263	The surface of U.S. Mining Patent No. 49-69-0017 lying within SE¼ of Section 17, N½NE¼ and the SW¼NE¼ of Section 20, previously patented from the USA to the State of Wyoming, reserving surface rights for mining

Cecilia R. and Armin A. Schmitt	Carbon County, Wyoming Recorder, recorded Quitclaim Deed with Reservation of Rights, dated effective as of April 14, 2005, and recorded at Book 1081, Page 0100, and corrected at Book 1107, Page 0092	101.8 Surface Acres (more or less), being located on the surface of U.S. Mining Patent No. 49-69-0017 located within SE¼SW¼ of Section 17 and E½NW¼ of Section 20, in each case within T28N, R78W, 6th PM, reserving surface rights for mining without further compensation

Cronberg Bros., Inc.	Carbon County, Wyoming Recorder, recorded Quitclaim Deed with Reservation of Easement Rights, effective as of April 10, 2005, and recorded at Book 1087, Page 0096 and corrected at Book 1107, Page 0093	9.5 Surface Acres (more or less), being located on the surface of U.S. Mining Patent No. 49-69-0017 lying within the SW¼SW¼ of Section 17 and the W½NW¼ of Section 20, T28N, R78W, 6th PM, reserving surface rights for mining without further compensation

Facility Agreement page 107

Schedule 8 Permitted Interests

D.	Right for Power Transmission Line:

	Rights Owner	Permit No.	Description

1.	High Plains Power (previously Hot Springs R.E.A., Inc.)	WYW046984	Lucky Mc Mill Sites in Fremont County, Wyoming within lands described by Mining Patent No. 49-69-0038
2.	Union Telephone Co., Inc.	WYW071205	Shirley Basin, Section 32, T28N, R78W,

E.	Right of First Refusal:

Reid Draw Property in Fremont County, Wyoming: Right of First Refusal Agreement dated June 2, 1999, recorded as Document 1201340, granting to Philp Sheep Company a right to repurchase the property for One Dollar ($1.00) if Pathfinder contemplates the transfer of fee title of the property to other than an affiliate or governmental entity; tract includes NWSW and S2SW Section 4, SENE and NESE Section 5, and NENW and W2NE Section 9, all in T33N, R90W, Fremont County, Wyoming.

Facility Agreement page 108

Schedule 9

Permitted Royalties

The following royalties exist with respect to the Project Areas:

1.	Lost Creek

Lost Creek Project

State of Wyoming: Royalty as set forth in State Lease 0-40814 and provided by law

LC West Project

State of Wyoming: Royalty as set forth in State Lease 0-41041 and provided by law

LC South Project

Royalties on mining claims: one percent of total gross proceeds of uranium concentrate (U3O8) yellowcake extracted by processing or beneficiation from uranium ores produced or sold from the 206 unpatented mining claims on the following list:

					Original Recordation		BLM Serial /
Claim	Sec	Twp	Rng	County	Rec/Book/Page	State	Claim No.

Arrow No. 10	10, 11	24N	92W	Sweetwater	1459585;1045;1590	WYOMING	WMC272645
E.R. #1	10	24N	92W	Sweetwater	1469456;1056;1396	WYOMING	WMC274408
E.R. #2	10	24N	92W	Sweetwater	1469457;1056;1397	WYOMING	WMC274409
E.R. #3	10	24N	92W	Sweetwater	1469458;1056;1398	WYOMING	WMC274410
E.R. #4	10	24N	92W	Sweetwater	1469459;1056;1399	WYOMING	WMC274411
E.R. #5	10	24N	92W	Sweetwater	1469460;1056;1400	WYOMING	WMC274412
E.R. #6	10	24N	92W	Sweetwater	1469461;1056;1401	WYOMING	WMC274413
E.R. #7	10	24N	92W	Sweetwater	1469462;1056;1402	WYOMING	WMC274414
E.R. #8	10	24N	92W	Sweetwater	1469463;1056;1403	WYOMING	WMC274415
E.R. #9	10	24N	92W	Sweetwater	1469464;1056;1404	WYOMING	WMC274416
E.R. #10	10	24N	92W	Sweetwater	1469465;1056;1405	WYOMING	WMC274417
E.R. GAP 1	10	24N	92W	Sweetwater	1538304;1124;1051	WYOMING	WMC294438
E.R. GAP 2	10	24N	92W	Sweetwater	1538305;1124;1052	WYOMING	WMC294439
LCS 125	29	25N	92W	Sweetwater	1520936;1108;1026	WYOMING	WMC292171
LCS 126	29	25N	92W	Sweetwater	1520937;1108;1027	WYOMING	WMC292172
LCS 127	29	25N	92W	Sweetwater	1520938;1108;1028	WYOMING	WMC292173
LCS 128	29	25N	92W	Sweetwater	1520939;1108;1029	WYOMING	WMC292174
LCS 129	29	25N	92W	Sweetwater	1520940;1108;1030	WYOMING	WMC292175
LCS 130	29	25N	92W	Sweetwater	1520941;1108;1031	WYOMING	WMC292176
LCS 131	29	25N	92W	Sweetwater	1520942;1108;1032	WYOMING	WMC292177
LCS 132	29	25N	92W	Sweetwater	1520943;1108;1033	WYOMING	WMC292178

Facility Agreement page 109

Schedule 9 Permitted Royalties

LCS 242	28, 29	25N	92W	Sweetwater	1536620;1123;0452	WYOMING	WMC294213
LCS 244	28	25N	92W	Sweetwater	1536622;1123;0454	WYOMING	WMC294215
LCS 246	28	25N	92W	Sweetwater	1536624;1123;0456	WYOMING	WMC294217
LCS 248	28	25N	92W	Sweetwater	1536626;1123;0458	WYOMING	WMC294219
LCS 250	28	25N	92W	Sweetwater	1536628;1123;0460	WYOMING	WMC294221
LCS 252	28	25N	92W	Sweetwater	1536630;1123;0462	WYOMING	WMC294223
LCS 254	28	25N	92W	Sweetwater	1536632;1123;0464	WYOMING	WMC294225
LCS 256	28	25N	92W	Sweetwater	1536634;1123;0466	WYOMING	WMC294227
LCS 258	28	25N	92W	Sweetwater	1536636;1123;0468	WYOMING	WMC294229
LCS 260	27, 28	25N	92W	Sweetwater	1536638;1123;0470	WYOMING	WMC294231
LCS 262	27	25N	92W	Sweetwater	1536640;1123;0472	WYOMING	WMC294233
LCS 264	27	25N	92W	Sweetwater	1536642;1123;0474	WYOMING	WMC294235
LCS 277	28, 29	25N	92W	Sweetwater	1536655;1123;0487	WYOMING	WMC294248
LCS 278	28	25N	92W	Sweetwater	1536656;1123;0488	WYOMING	WMC294249
LCS 279	28	25N	92W	Sweetwater	1536657;1123;0489	WYOMING	WMC294250
LCS 280	27, 28	25N	92W	Sweetwater	1536658;1123;0490	WYOMING	WMC294251
LCS 286	21, 22, 27, 28	25N	92W	Sweetwater	1536659;1123;0491	WYOMING	WMC294252
LCS 287	27, 28	25N	92W	Sweetwater	1536660;1123;0492	WYOMING	WMC294253
LCS 288	22, 27	25N	92W	Sweetwater	1536661;1123;0493	WYOMING	WMC294254
LCS 289	27	25N	92W	Sweetwater	1536662;1123;0494	WYOMING	WMC294255
LCS 290	22, 27	25N	92W	Sweetwater	1536663;1123;0495	WYOMING	WMC294256
LCS 291	27	25N	92W	Sweetwater	1536664;1123;0496	WYOMING	WMC294257
Sage # 1	3	24N	92W	Sweetwater	1536108;1122;1306	WYOMING	WMC293768
Sage # 2	3, 4	24N	92W	Sweetwater	1536109;1122;1308	WYOMING	WMC293769
Sage # 3	3	24N	92W	Sweetwater	1536110;1122;1310	WYOMING	WMC293770
Sage # 4	3, 4	24N	92W	Sweetwater	1536111;1122;1312	WYOMING	WMC293771
Sage # 5	3	24N	92W	Sweetwater	1536112;1122;1314	WYOMING	WMC293772
Sage # 6	3, 4	24N	92W	Sweetwater	1536113;1122;1316	WYOMING	WMC293773
Sage # 7	3	24N	92W	Sweetwater	1536114;1122;1318	WYOMING	WMC293774
Sage # 8	3, 4	24N	92W	Sweetwater	1536115;1122;1320	WYOMING	WMC293775
Sage # 9	3	24N	92W	Sweetwater	1536116;1122;1322	WYOMING	WMC293776
Sage # 10	3, 4	24N	92W	Sweetwater	1536117;1122;1324	WYOMING	WMC293777
Sage # 11	3	24N	92W	Sweetwater	1536118;1122;1326	WYOMING	WMC293778
Sage # 12	3, 4	24N	92W	Sweetwater	1536119;1122;1328	WYOMING	WMC293779
Sage # 13	3	24N	92W	Sweetwater	1536120;1122;1330	WYOMING	WMC293780
Sage # 14	3, 4	24N	92W	Sweetwater	1536121;1122;1332	WYOMING	WMC293781
Sage # 15	3	24N	92W	Sweetwater	1536122;1122;1334	WYOMING	WMC293782
Sage # 16	3, 4	24N	92W	Sweetwater	1536123;1122;1336	WYOMING	WMC293783
Sage # 17	3, 10	24N	92W	Sweetwater	1536124;1122;1338	WYOMING	WMC293784
Sage # 18	3, 4, 9, 10	24N	92W	Sweetwater	1536125;1122;1340	WYOMING	WMC293785
Sage # 19	10	24N	92W	Sweetwater	1536126;1122;1342	WYOMING	WMC293786

Facility Agreement page 110

Schedule 9 Permitted Royalties

Sage # 20	9, 10	24N	92W	Sweetwater	1536127;1122;1344	WYOMING	WMC293787
Sage # 21	4	24N	92W	Sweetwater	1536128;1122;1346	WYOMING	WMC293788
Sage # 22	4	24N	92W	Sweetwater	1536129;1122;1348	WYOMING	WMC293789
Sage # 23	4	24N	92W	Sweetwater	1536130;1122;1350	WYOMING	WMC293790
Sage # 24	4	24N	92W	Sweetwater	1536131;1122;1352	WYOMING	WMC293791
Sage # 25	4	24N	92W	Sweetwater	1536132;1122;1354	WYOMING	WMC293792
Sage # 26	4	24N	92W	Sweetwater	1536133;1122;1356	WYOMING	WMC293793
Sage # 27	4	24N	92W	Sweetwater	1536134;1122;1358	WYOMING	WMC293794
Sage # 28	4	24N	92W	Sweetwater	1536135;1122;1360	WYOMING	WMC293795
Sage # 29	4	24N	92W	Sweetwater	1536136;1122;1362	WYOMING	WMC293796
Sage # 30	4	24N	92W	Sweetwater	1536137;1122;1364	WYOMING	WMC293797
Sage # 31	4	24N	92W	Sweetwater	1536138;1122;1366	WYOMING	WMC293798
Sage # 32	4	24N	92W	Sweetwater	1536139;1122;1368	WYOMING	WMC293799
Sage # 33	4	24N	92W	Sweetwater	1536140;1122;1370	WYOMING	WMC293800
Sage # 34	4	24N	92W	Sweetwater	1536141;1122;1372	WYOMING	WMC293801
Sage # 35	4	24N	92W	Sweetwater	1536142;1122;1374	WYOMING	WMC293802
Sage # 36	4	24N	92W	Sweetwater	1536143;1122;1376	WYOMING	WMC293803
Sage # 37	4, 9	24N	92W	Sweetwater	1536144;1122;1378	WYOMING	WMC293804
Sage # 38	4, 9	24N	92W	Sweetwater	1536145;1122;1380	WYOMING	WMC293805
Sage # 39	9	24N	92W	Sweetwater	1536146;1122;1382	WYOMING	WMC293806
Sage # 40	9	24N	92W	Sweetwater	1536147;1122;1384	WYOMING	WMC293807
Sage # 41	4, 5	24N	92W	Sweetwater	1536148;1122;1386	WYOMING	WMC293808
Sage # 42	5	24N	92W	Sweetwater	1536149;1122;1388	WYOMING	WMC293809
Sage # 43	4, 5	24N	92W	Sweetwater	1536150;1122;1390	WYOMING	WMC293810
Sage # 44	5	24N	92W	Sweetwater	1536151;1122;1392	WYOMING	WMC293811
Sage # 45	4, 5	24N	92W	Sweetwater	1536152;1122;1394	WYOMING	WMC293812
Sage # 46	5	24N	92W	Sweetwater	1536153;1122;1396	WYOMING	WMC293813
Sage # 47	4, 5	24N	92W	Sweetwater	1536154;1122;1398	WYOMING	WMC293814
Sage # 48	5	24N	92W	Sweetwater	1536155;1122;1400	WYOMING	WMC293815
Sage # 49	4, 5	24N	92W	Sweetwater	1536156;1122;1402	WYOMING	WMC293816
Sage # 50	5	24N	92W	Sweetwater	1536157;1122;1404	WYOMING	WMC293817
Sage # 51	4, 5	24N	92W	Sweetwater	1536158;1122;1406	WYOMING	WMC293818
Sage # 52	5	24N	92W	Sweetwater	1536159;1122;1408	WYOMING	WMC293819
Sage # 53	4, 5	24N	92W	Sweetwater	1536160;1122;1410	WYOMING	WMC293820
Sage # 54	5	24N	92W	Sweetwater	1536161;1122;1412	WYOMING	WMC293821
Sage # 55	4, 5	24N	92W	Sweetwater	1536162;1122;1414	WYOMING	WMC293822
Sage # 56	5	24N	92W	Sweetwater	1536163;1122;1416	WYOMING	WMC293823
Sage # 57	4, 5, 8, 9	24N	92W	Sweetwater	1536164;1122;1418	WYOMING	WMC293824
Sage # 58	5, 8	24N	92W	Sweetwater	1536165;1122;1420	WYOMING	WMC293825
Sage # 59	8, 9	24N	92W	Sweetwater	1536166;1122;1422	WYOMING	WMC293826
Sage # 60	8	24N	92W	Sweetwater	1536167;1122;1424	WYOMING	WMC293827
SAGE 271	4	24N	92W	Sweetwater	1539382;1125;0654	WYOMING	WMC294725

Facility Agreement page 111

Schedule 9 Permitted Royalties

	34	25N	92W
SAGE 272	4	24N	92W	Sweetwater	1539383;1125;0655	WYOMING	WMC294726
	34	25N	92W
SAGE 273	34	25N	92W	Sweetwater	1539384;1125;0656	WYOMING	WMC294727
SAGE 274	34	25N	92W	Sweetwater	1539385;1125;0657	WYOMING	WMC294728
SAGE 275	34	25N	92W	Sweetwater	1539386;1125;0658	WYOMING	WMC294729
SAGE 276	34	25N	92W	Sweetwater	1539387;1125;0659	WYOMING	WMC294730
SAGE 277	34	25N	92W	Sweetwater	1539388;1125;0660	WYOMING	WMC294731
SAGE 278	34	25N	92W	Sweetwater	1539389;1125;0661	WYOMING	WMC294732
SAGE 279	34	25N	92W	Sweetwater	1539390;1125;0662	WYOMING	WMC294733
SAGE 280	34	25N	92W	Sweetwater	1539391;1125;0663	WYOMING	WMC294734
SAGE 281	34	25N	92W	Sweetwater	1539392;1125;0664	WYOMING	WMC294735
SAGE 282	34	25N	92W	Sweetwater	1539393;1125;0665	WYOMING	WMC294736
SAGE 283	34	25N	92W	Sweetwater	1539394;1125;0666	WYOMING	WMC294737
SAGE 284	34	25N	92W	Sweetwater	1539395;1125;0667	WYOMING	WMC294738
SAGE 285	34	25N	92W	Sweetwater	1539396;1125;0668	WYOMING	WMC294739
SAGE 286	34	25N	92W	Sweetwater	1539397;1125;0669	WYOMING	WMC294740
SAGE 287	27, 34	25N	92W	Sweetwater	1539398;1125;0670	WYOMING	WMC294741
SAGE 288	27, 34	25N	92W	Sweetwater	1539399;1125;0671	WYOMING	WMC294742
SAGE 341	3, 10	24N	92W	Sweetwater	1539400;1125;0672	WYOMING	WMC294743
SAGE 342	3	24N	92W	Sweetwater	1539401;1125;0673	WYOMING	WMC294744
SAGE 343	3	24N	92W	Sweetwater	1539402;1125;0674	WYOMING	WMC294745
SAGE 344	3	24N	92W	Sweetwater	1539403;1125;0675	WYOMING	WMC294746
SAGE 345	3	24N	92W	Sweetwater	1539404;1125;0676	WYOMING	WMC294747
SAGE 346	3	24N	92W	Sweetwater	1539405;1125;0677	WYOMING	WMC294748
SAGE 347	3	24N	92W	Sweetwater	1539406;1125;0678	WYOMING	WMC294749
SAGE 348	3	24N	92W	Sweetwater	1539407;1125;0679	WYOMING	WMC294750
SAGE 349	3	24N	92W	Sweetwater	1539408;1125;0680	WYOMING	WMC294751
	35	25N	92W
SAGE 370	26, 27	25N	92W	Sweetwater	1539409;1125;0681	WYOMING	WMC294752
SAGE 371	26	25N	92W	Sweetwater	1539410;1125;0682	WYOMING	WMC294753
SAGE 372	26, 27	25N	92W	Sweetwater	1539411;1125;0683	WYOMING	WMC294754
SAGE 373	26	25N	92W	Sweetwater	1539412;1125;0684	WYOMING	WMC294755
SAGE 374	26, 27	25N	92W	Sweetwater	1539413;1125;0685	WYOMING	WMC294756
SAGE 375	26	25N	92W	Sweetwater	1539414;1125;0686	WYOMING	WMC294757
SAGE 376	26, 27	25N	92W	Sweetwater	1539415;1125;0687	WYOMING	WMC294758
SAGE 377	26	25N	92W	Sweetwater	1539416;1125;0688	WYOMING	WMC294759
SAGE 378	26, 27	25N	92W	Sweetwater	1539417;1125;0689	WYOMING	WMC294760
SAGE 379	26	25N	92W	Sweetwater	1539418;1125;0690	WYOMING	WMC294761
SAGE 380	26, 27	25N	92W	Sweetwater	1539419;1125;0691	WYOMING	WMC294762
SAGE 381	26	25N	92W	Sweetwater	1539420;1125;0692	WYOMING	WMC294763
SAGE 382	26, 27	25N	92W	Sweetwater	1539421;1125;0693	WYOMING	WMC294764

Facility Agreement page 112

Schedule 9 Permitted Royalties

SAGE 383	26	25N	92W	Sweetwater	1539422;1125;0694	WYOMING	WMC294765
SAGE 384	22, 23, 26, 27	25N	92W	Sweetwater	1539423;1125;0695	WYOMING	WMC294766
SAGE 385	23, 26	25N	92W	Sweetwater	1539424;1125;0696	WYOMING	WMC294767
SAGE 386	22, 23	25N	92W	Sweetwater	1539425;1125;0697	WYOMING	WMC294768
SAGE 387	23	25N	92W	Sweetwater	1539426;1125;0698	WYOMING	WMC294769
SAGE 388	22, 23	25N	92W	Sweetwater	1539427;1125;0699	WYOMING	WMC294770
SAGE 389	23	25N	92W	Sweetwater	1539428;1125;0700	WYOMING	WMC294771
SAGE 390	22, 23	25N	92W	Sweetwater	1539429;1125;0701	WYOMING	WMC294772
SAGE 391	23	25N	92W	Sweetwater	1539430;1125;0702	WYOMING	WMC294773
SAGE 404	26	25N	92W	Sweetwater	1539431;1125;0703	WYOMING	WMC294774
SAGE 405	25, 26	25N	92W	Sweetwater	1539432;1125;0704	WYOMING	WMC294775
SAGE 406	26	25N	92W	Sweetwater	1539433;1125;0705	WYOMING	WMC294776
SAGE 407	25, 26	25N	92W	Sweetwater	1539434;1125;0706	WYOMING	WMC294777
SAGE 408	26	25N	92W	Sweetwater	1539435;1125;0707	WYOMING	WMC294778
SAGE 409	25, 26	25N	92W	Sweetwater	1539436;1125;0708	WYOMING	WMC294779
SAGE 410	26	25N	92W	Sweetwater	1539437;1125;0709	WYOMING	WMC294780
SAGE 411	25, 26	25N	92W	Sweetwater	1539438;1125;0710	WYOMING	WMC294781
SAGE 412	26	25N	92W	Sweetwater	1539439;1125;0711	WYOMING	WMC294782
SAGE 413	25, 26	25N	92W	Sweetwater	1539440;1125;0712	WYOMING	WMC294783
SAGE 414	26	25N	92W	Sweetwater	1539441;1125;0713	WYOMING	WMC294784
SAGE 415	25, 26	25N	92W	Sweetwater	1539442;1125;0714	WYOMING	WMC294785
SAGE 416	26	25N	92W	Sweetwater	1539443;1125;0715	WYOMING	WMC294786
SAGE 417	25, 26	25N	92W	Sweetwater	1539444;1125;0716	WYOMING	WMC294787
SAGE 418	23, 26	25N	92W	Sweetwater	1539445;1125;0717	WYOMING	WMC294788
SAGE 419	23, 24, 25, 26	25N	92W	Sweetwater	1539446;1125;0718	WYOMING	WMC294789
SAGE 420	23	25N	92W	Sweetwater	1539447;1125;0719	WYOMING	WMC294790
SAGE 421	23, 24	25N	92W	Sweetwater	1539448;1125;0720	WYOMING	WMC294791
SAGE 422	23	25N	92W	Sweetwater	1539449;1125;0721	WYOMING	WMC294792
SAGE 423	23, 24	25N	92W	Sweetwater	1539450;1125;0722	WYOMING	WMC294793
SAGE 424	23	25N	92W	Sweetwater	1539451;1125;0723	WYOMING	WMC294794
SAGE 425	23, 24	25N	92W	Sweetwater	1539452;1125;0724	WYOMING	WMC294795
SAGE 450	25	25N	92W	Sweetwater	1539463;1125;0735	WYOMING	WMC294806
SAGE 451	25	25N	92W	Sweetwater	1539464;1125;0736	WYOMING	WMC294807
SAGE 452	24, 25	25N	92W	Sweetwater	1539465;1125;0737	WYOMING	WMC294808
SAGE 453	24, 25	25N	92W	Sweetwater	1539466;1125;0738	WYOMING	WMC294809
SAGE 454	24	25N	92W	Sweetwater	1539467;1125;0739	WYOMING	WMC294810
SAGE 455	24	25N	92W	Sweetwater	1539468;1125;0740	WYOMING	WMC294811
SAGE 456	24	25N	92W	Sweetwater	1539469;1125;0741	WYOMING	WMC294812
SAGE 457	24	25N	92W	Sweetwater	1539470;1125;0742	WYOMING	WMC294813
SAGE 458	24	25N	92W	Sweetwater	1539471;1125;0743	WYOMING	WMC294814
SAGE 459	24	25N	92W	Sweetwater	1539472;1125;0744	WYOMING	WMC294815

Facility Agreement page 113

Schedule 9 Permitted Royalties

TOBY GAP 1	14	24N	92W	Sweetwater	1538306;1124;1053	WYOMING	WMC294440
TOBY GAP 2	10, 15	24N	92W	Sweetwater	1538307;1124;1054	WYOMING	WMC294441
Toby No. 1	10, 11, 14, 15	24N	92W	Sweetwater	1469466;1056;1406	WYOMING	WMC274448
Toby No. 2	11, 14	24N	92W	Sweetwater	1469467;1056;1407	WYOMING	WMC274449
Toby No. 3	14, 15	24N	92W	Sweetwater	1469468;1056;1408	WYOMING	WMC274450
Toby No. 4	14	24N	92W	Sweetwater	1469469;1056;1409	WYOMING	WMC274451
Toby No. 5	14, 15	24N	92W	Sweetwater	1469470;1056;1410	WYOMING	WMC274452
Toby No. 6	14	24N	92W	Sweetwater	1469471;1056;1411	WYOMING	WMC274453
Toby No. 7	14	24N	92W	Sweetwater	1469472;1056;1412	WYOMING	WMC274454
Toby No. 8	10, 15	24N	92W	Sweetwater	1469473;1056;1413	WYOMING	WMC274455
Toby No. 9	10	24N	92W	Sweetwater	1469474;1056;1414	WYOMING	WMC274456
Toby No. 10	10, 11	24N	92W	Sweetwater	1469475;1056;1415	WYOMING	WMC274457
UFO #1	29	25N	92W	Sweetwater	1467984;1054;1744	WYOMING	WMC274319
UFO #2	28, 29	25N	92W	Sweetwater	1467985;1054;1745	WYOMING	WMC274320
UFO #3	28	25N	92W	Sweetwater	1467986;1054;1746	WYOMING	WMC274321
UFO #4	28	25N	92W	Sweetwater	1467987;1054;1747	WYOMING	WMC274322
UFO #5	28	25N	92W	Sweetwater	1467988;1054;1748	WYOMING	WMC274323
UFO #6	28	25N	92W	Sweetwater	1467989;1054;1749	WYOMING	WMC274324
UFO #7	28	25N	92W	Sweetwater	1467990;1054;1750	WYOMING	WMC274325
UFO #8	28	25N	92W	Sweetwater	1467991;1054;1751	WYOMING	WMC274326
UFO #9	28	25N	92W	Sweetwater	1467992;1054;1752	WYOMING	WMC274327
UFO #10	28	25N	92W	Sweetwater	1467993;1054;1753	WYOMING	WMC274328

2.	Shirley Basin

(1)

a.	Tailings Area at Spring Creek, totaling 221.26 acres

A tract of land (tailings) located within SWNWNE Section 27, T28N, R78W, Carbon County, Wyoming, as more particularly described in that certain Warranty Deed executed by Nall Ranches, Inc. in favor of the Company, dated as of January 20, 1976, recorded in Book 633, Page 459, containing approximately 4 surface acres.

A tract of land (tailings extension) located within portions of Sections 22, 26 and 27, T28N, R78W, Carbon County, Wyoming, as more particularly described in that certain Warranty Deed executed by Cecilia Ruth Schmitt and Armin A. Schmitt in favor of the Company, dated as of June 16, 1995, recorded in Book 919, Page 867, containing approximately 152.8 surface acres.

Portions (Spring Creek) of Sections 22, 26 and 27, T28N, R78W more particularly described in that certain Land Use Restrictive Covenant and Access Agreement executed by Cecilia Ruth Schmitt and Armin A. Schmitt in favor of the Company, dated effective April 14, 2005, recorded in Book 1087, Page 0102; containing approximately 64.45 acres.

b.	Area 5: Mineral Acres (30) Acquired from Nall

N2NWSE and NWNESE Section 20, T28N, R78W, all in Carbon County, Wyoming, containing approximately 30 mineral acres.

Facility Agreement page 114

Schedule 9 Permitted Royalties

Pursuant to that certain Minerals Quitclaim Deed executed by Catherine Wiloth and Bettie Noonan, et al., in favor of the Company, dated effective as of April 14, 2005, recorded in Book 1079, Page 0155, covering minerals in the lands described in both Sections (1a) and (b) above, reserving:

Ten percent (10%) of the Ore Value (as defined herein) of uranium and other fissionable minerals commingled therewith or mined in conjunction therewith, mined and sold from the Subject Property (the “Uranium Royalty”); For purposes of calculating the Uranium Royalty, “Ore Value” means $1.50 per pound of uranium sold times an escalation factor of “X” divided by 16, where “X” is the published spot price for U3O8 by The Ux Consulting Company, L.L.C. for the month uranium is sold from the Subject Property.

Three percent (3%) of Gross Proceeds (as defined herein) received by Grantee from arm’s length sales of coal mined or processed and sold by Grantee from the Subject Property (the “Coal Royalty”). For purposes of calculating the Coal Royalty, “Gross Proceeds” shall mean: (a) the proceeds received by Grantee from the sale of coal FOB railcars at the tipple at which coal mined from the Subject Property is prepared or loaded, without deduction; (b) the proceeds received by Grantee of the sale of gaseous by-products of coal (but not including coalbed methane) FOB the pipeline for transportation to a buyer, without deduction; and (c) any payment received by Grantee in lieu of production of the coal and coal by-products. The Coal Royalty shall be payable on all coal and by-products of coal, including but not limited to, gas produced from the underground coal gasification, but not including coalbed methane and other minerals that comprise part of the oil and gas estate;

Twelve and one-half percent (12½%) of the gross proceeds received by Grantee from the sale of oil, gas, casinghead gas, and other hydrocarbon substances, including without limitation, coalbed methane, produced, saved, marketed and sold from the Subject Property; and

Five percent (5%) of the gross proceeds received by Grantee from the sale of the ore of any other hardrock minerals commingled with uranium and other locatable minerals or mined in conjunction therewith, mined, marketed and sold from the Subject Property.

Payable to:

Catherine Wiloth	38%

Carrie Jean Wiloth	4%

Julia Ann Dixon	4%

Nancy Jane O’Farrell	4%

Bettie Lou Noonan	30%

Dennis V. Noonan	4%

Michael D. Noonan	4%

Mark T. Noonan	4%

Kelly Ann Leslie	4%

Marybeth Noonan	4%

Total	100%

Facility Agreement page 115

Schedule 9 Permitted Royalties

(2)         Area 5: Acres Acquired from Cronberg

SENE Section 20, T28N, R78W, Carbon County, Wyoming, containing approximately 40 acres.

Pursuant to that certain Minerals Quitclaim Deed executed by Cronberg Bros., Inc. to Pathfinder Mines Corporation, dated effective as of April 10, 2005, recorded in Book 1087, Page 0097 reserving

“. . .royalty in the amount of Ten percent (10%) of the Ore Value (as defined herein) of uranium, uranium bearing ores, and other fissionable minerals commingled therewith or mined in conjunction therewith, mined and sold from the Subject Property (the “Uranium Royalty”); For purposes of calculating the Uranium Royalty, “Ore Value” means $1.50 per pound of uranium sold times an escalation factor of “X” divided by 16, where “X” is the published spot price for U3O8 by The UX Consulting Company, L.L.C. for the month uranium is sold from the Subject Property.”

Payable to: CRONBERG BROS., INC., Medicine Bow, Wyoming.

(3)        Area 5: Patented Claim

U.S. Mining Patent No. 49-69-0017 (Area 5) embracing a portion of Sections 17 and 20, T28N, R78W, Carbon County, Wyoming, recorded in Book 519, Page 495, containing 210.961 mineral acres.

Pursuant to Royalty Quitclaim Deed, dated as of May 6, 2005, granted by Pathfinder to Catherine Wiloth, et al., recorded in Book 1079, Page 0156, granting

“a non-participating royalty … in the total amount of Five (5%) Percent of the Ore Value … of uranium and other locatable minerals … mined and sold from the real property”

Payable to:

Catherine Wiloth	38%

Carrie Jean Wiloth	4%

Julia Ann Dixon	4%

Nancy Jane O’Farrell	4%

Bettie Lou Noonan	30%

Dennis V. Noonan	4%

Michael D. Noonan	4%

Mark T. Noonan	4%

Kelly Ann Leslie	4%

Marybeth Noonan	4%

Total	100%

A 0.5% royalty in favor of Joe M. Whitaker encumbering the Foo claims (Assignment of Interest dated November 15, 1957, Book 380, Page 451-452, recorded December 2, 1957) out of U.S. Mining Patent No. 49-69-0017 (Northern portion of Area 5) may exist. The royalty appears to have been quitclaimed to Sasso and Simmons (April 9, 1958, Book 386, Page 219, recorded April 21, 1958) a predecessor-in-interest to the Company. However, both a March 28, 1960 purchase agreement and a June 24, 1960 mortgage from Sasso and Simmons to Utah Mining Corporation (Book 417, Page 131, recorded July 5, 1960) relating to the mining claims state they are subject to the Whitaker overriding royalty.

Facility Agreement page 116

Schedule 9 Permitted Royalties

(4)        Davey Crocket Patented Claim (Area 8 backslope)

U.S. Mining Patent No. 49-73-0065 (Davey Crocket No. 2) located within the NE ¼ Section 32, T28N, R78W, containing 16.428 acres.

pursuant to Mineral Quitclaim Deed, between Atlantic Richfield Company and Getty Oil Company, dated as of June 18, 1981;

4% FMV or in-kind royalty

Payable to Atlantic Richfield (now Franco-Nevada U.S. Corporation)

and pursuant to Quitclaim Deed, between American Nuclear Corporation and Atlantic Richfield Company dated December 19, 1968, as recorded in Book 529, Page 101, on January 31, 1969.

6% royalty

Payable to American Nuclear Corporation out of which a 5% Circ 5 and 6 royalty would be payable to original locators pursuant to several Mineral Deeds, dated September 19, 1959, Book 442, Pages 156, 160 and 164, recorded on November 13, 1962, from Woodin, Wack, Kruse, Rose, Harnett, Stevens, and Karchner to Gas Hills Uranium Company.

(5)        Area 3 - Heward Fee

SWSW Sec 25; N2SE, SESE Sec 26, T28N, R78W, Carbon County, Wyoming, including approximately 156.9 acres

Pursuant to Minerals Lease by and between Agnes J. Heward and Lucky Mc Uranium Corporation, dated as of September 26, 1977, amended by letter agreement dated October 30, 1985.

5% of U3O8 concentrates royalty

5% of 90% of U3O8 solution mined

10% of Value of Ores of Other Minerals

Payable to Heward as provided therein.

3.	Lucky Mc

(1)	Project 7 State Lease

Section 36:S2NW, SW, W2SE, T33N, R90W, including 320 acres in Fremont County, Wyoming.

Pursuant to Uranium Mining Lease 0-42115 by and between the State of Wyoming and the Company, dated as of April 2, 2007

5% ore value royalty as provided therein, and as may be modified by regulations by the Office of State Lands and Investments.

Payable to the State of Wyoming.

(2) West Gas Hills State Lease

Pt. SENE Sec 1, T32N, R91W; Pt. SESW, Pt. SE, Pt SWNW Sec. 6, T32N, R90W; Pt N2N2 Sec. 7 T32N, R90W, totaling 87.5 acres in Fremont County, Wyoming.

Pursuant to Uranium Mining Lease 0-41765 by and between the State of Wyoming and the Company, dated as of February 2, 2007

5% ore value royalty as provided therein, and as may be modified by regulations by the Office of State Lands and Investments.

Facility Agreement page 117

Schedule 9 Permitted Royalties

Payable to the State of Wyoming.

And pursuant to Agreement by and between Green River Oil & Uranium Company, Lucky Mc Uranium Corporation, Globe Mining Company, and L.V. Abbott, et al, dated January 25, 1960, recorded in Book 185 Mining, Page 257; and unrecorded Mining Deed by and between Utah Construction & Mining Co. and L.V. Abott, et al, dated as of May 18 1964; and unrecorded Agreement dated October 1, 1971 between Utah Construction and Mining Company and L.V. Abbott et al; in concert providing royalty to L.V. Abbott et al.

8.5% to 10% royalty (defined to be of $3.75/lb.x Yellowcake Sale Price / 8)

Payable to L.V. Abbott et al. 8% on production from Parcel A (northern part), and 10% royalty on production from Parcel B (southern part) of this State Uranium Lease 0-41765;

and 5% royalty

Payable to Globe Mining Company (now Union Carbide Corporation) on production from Parcel B (southern part) of State Uranium Lease 0-41765

Facility Agreement page 118

Schedule 10

UCC Financing Statements

Filing Date	Filing Number	Secured Party	Comments

April 7, 2009	2009F029963	Wells Fargo Financial Leasing, Inc. 800 Walnut street MAC F-40310040 Des Moines, IA 50309	KM Copier, Serial No. 2550 A30388668 1 and all existing and future accession, accessories, attachments, replacements, replacement parts, additions, substitutions and repairs thereto, software programs embedded therein and all proceeds (cash and non-cash) including the proceeds of all insurance policies, thereof.

January 24, 2011	20112003589	U.S. Bankcorp Business Equipment Finance Group 1310 Madrid Street Marshall, MN 56258	1 XER-W7545P XKP510533; 1 XER-W7545P XKP510533C; 1 Sharp ARM455NV 55033324; 1 HP CB357A CNB9M18982; 1 HP CB357A CNB9M18986; 1 HP CB357A CNBJB42033; 1 HP CB357A CNBJL29657; 1 HP CB357A CNBJP99115; 1 HP CB357A CNBJS41140; 1 HP Q3702A CNGHG09159; 1 KYOCERA FS3300C XPJ8729530; 1 HP Q3702A CNGHG09159C

Facility Agreement page 119

Schedule10 UCC Financing Statements

September 28, 2012	20122054934	John Deere Construction & Forestry Company 6400 NW 86th St. Johnston, IA 50131	John Deere 410K Wheel Loader Backhoe S/N: 230763; John Deere 410K Wheel Loader Backhoe S/N: 225478; together with (1) all attachments, accessories and components, repairs and improvements, (2) all accounts, general intangibles, contract rights and chattel paper relating thereto, and (3) all proceeds, thereto including, without limitation, insurance, sale, lease and rental proceeds, and proceeds of proceeds.

September 28, 2012	20122054937	John Deere Construction & Forestry Company 6400 NW 86th St. Johnston, IA 50131	John Deere 544K Wheel Loader S/N: 645058 together with (1) all attachments, accessories and components, repairs and improvements, (2) all accounts, general intangibles, contract rights and chattel paper relating thereto, and (3) all proceeds, thereto including, without limitation, insurance, sale, lease and rental proceeds, and proceeds of proceeds.

Facility Agreement page 120

Signing page

Executed as an agreement

Borrower

Signed for Ur-Energy USA Inc. by its authorized signatory

sign here ►	/s/ Roger L. Smith
Authorized Signatory

print name	Roger L. Smith

Parent

Signed for Ur-Energy Inc. by its authorized signatory

sign here ►	/s/ Roger L. Smith
Authorized Signatory
print name	Roger L. Smith

Facility Agreement page 121

Signing Page

Lost Creek

Signed by Lost Creek ISR, LLC a Wyoming limited liability company by its Member/Manager Ur Energy USA Inc.

sign here ►	/s/ Roger L. Smith

print name	Roger L. Smith

its	President, Ur Energy USA Inc.

Agent

Signed for RMB Resources, a division of FirstRand Bank Limited (London Branch) by its attorney

sign here ►	/s/ David Alexander Walton
Attorney

print name	David Alexander Walton

sign here ►	/s/ Aaron Chiong
Witness

print name	Aaron Chiong

Facility Agreement page 122

Signing Page

Financier

Signed for RMB Australia Holdings Limited by its attorney

sign here ►	/s/ David Alexander Walton
Attorney

print name	David Alexander Walton

in the presence of

sign here ►	/s/ Aaron Chiong
Witness

print name	Aaron Chiong

Facility Agreement page 123

Schedule C

Agreement

Execution Version

Amendment and
Restatement Agreement -
Facility Agreement

Ur-Energy USA Inc.

Ur-Energy Inc.

Lost Creek ISR, LLC

RMB Australia Holdings Limited

RMB Resources, a division of FirstRand Bank Limited

(London Branch)

QV.1 Building 250 St Georges Terrace Perth WA 6000 Australia GPO Box U1942 Perth WA 6845 Australia	T +61 8 9211 7777 F +61 8 9211 7878 herbertsmithfreehills.com DX 104 Perth

Contents

1	Definitions and interpretation		4
	1.1	Definitions	4
	1.2	Interpretation	4
	1.3	Interpretation of inclusive expressions	4
	1.4	Incorporated definitions	4
	1.5	Deed components	4

2	Amendment		5
	2.1	Amendment to Facility Agreement	5
	2.2	Amendments not to affect validity, rights, obligations	5
	2.3	Confirmation	5
	2.4	Guarantor acknowledgments	6

3	Conditions		6
	3.1	Conditions precedent	6
	3.2	Notice to Borrower	7

4	Representations and Warranties		7

5	General		7
	5.1	Notices	7
	5.2	Governing law and jurisdiction	7
	5.3	Further action	7
	5.4	Costs and expenses	7
	5.5	Stamp duty	7
	5.6	Counterparts	8
	5.7	Attorneys	8

	Schedule 1
	Amended and Restated Facility Agreement		9

	Signing page		10

	Herbert Smith Freehills owns the copyright in this document and using it without permission is strictly prohibited.

Amendment and Restatement Agreement - Facility Agreement Contents 124

Amendment and Restatement Agreement - Facility Agreement

Date ►

Between the parties

Borrower	Ur-Energy USA Inc. a corporation incorporated under the laws of Colorado of 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127 (Borrower)

Parent	Ur-Energy Inc. a company continued under the Canada Business Corporations Act having company number 437428-2 of 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127 (Parent)

Lost Creek	Lost Creek ISR, LLC a Wyoming limited liability company of 10758 West Centennial Road, Suite 200, Littleton, CO 80127 (Lost Creek)

Financier

RMB Australia Holdings Limited

a company existing under the laws of Australia having registration number ACN 003 201 214 of Level 13, 60 Castlereagh Street, Sydney, New South Wales 2000, Australia

(Financier)

Agent	RMB Resources, a division of FirstRand Bank Limited (London Branch) registered in England & Wales (Branch Registration No. BR10027) of 20 Gracechurch Street, London EC3V 0BG (Agent)

Amendment and Restatement Agreement - Facility Agreement page 2

Contents

Background	1 The parties are party to the Facility Agreement. 2 The parties wish to amend the Facility Agreement in the manner set out in this agreement.

The parties agree:	as set out in the operative part of this agreement, in consideration of, among other things, the mutual promises contained in this agreement.

Amendment and Restatement Agreement - Facility Agreement Contents 3

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this document are set out below.

Term	Meaning

Amended Facility Agreement	the Facility Agreement as amended and restated in accordance with clause 2.

Effective Date	the date on which the Agent has notified the Borrower in accordance with clause 3.2.

Facility Agreement	the facility agreement dated 24 June 2013 entered into between the parties to this agreement.

1.2	Interpretation

In this agreement:

(a)	This deed is supplemental to the Facility Agreement.

(b)	The principles of interpretation contained in clause 1.2 of the Facility Agreement apply, with any necessary changes, to this agreement.

1.3	Interpretation of inclusive expressions

Specifying anything in this agreement after the words ‘includes’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

1.4	Incorporated definitions

A word or phrase, other than one defined in clause 1.1, defined in the Amended Facility Agreement has the same meaning when used in this agreement.

1.5	Deed components

This agreement includes any schedule.

Amendment and Restatement Agreement - Facility Agreement page 4

Schedule 1 Amended and Restated Facility Agreement

2	Amendment

2.1	Amendment to Facility Agreement

On and with effect from the Effective Date, the Facility Agreement is amended and restated as set out in Schedule 1.

2.2	Amendments not to affect validity, rights, obligations

(a)	The amendments to the Facility Agreement in clause 2.1 do not affect the validity or enforceability of the Facility Agreement, Amended Facility Agreement or any other Transaction Document.

(b)	Except as expressly set out in this agreement, nothing in this agreement:

(1)	prejudices or adversely affects any right, power, authority, discretion or remedy; or

(2)	discharges, releases or otherwise affects any liability or obligation arising under the Facility Agreement, Amended Facility Agreement or any other Transaction Document before the Effective Date.

2.3	Confirmation

(a)	On and with effect from the Effective Date, each party is bound by the Amended Facility Agreement.

(b)	Each party acknowledges and agrees that:

(1)	this agreement and the Second Corporate Facility Agreement are ‘Transaction Documents’ as defined in, and for all purposes under, the Amended Facility Agreement;

(2)	the Borrower Security Agreement, the Lost Creek Pledge Agreement and the Lost Creek Mortgage, all of which have been granted to and in favour of the Financier as security for the obligations arising under, among other things, the Facility Agreement, remain in full force and effect and constitute legal, valid and binding obligations on the Borrower and Lost Creek, enforceable against them in accordance with their terms;

(3)	the security interests, mortgages, charges, liens, assignments, transfers and pledges granted by the Borrower and Lost Creek to and in favour of the Financier pursuant to the Borrower Security Agreement, the Lost Creek Pledge Agreement and the Lost Creek Mortgage secure and continue to secure payment and performance when due of all debts, liabilities and obligations, direct or indirect, absolute or contingent, mature or unmatured of the Borrower and Lost Creek to the Financier now or after the date of this agreement existing from time to time pursuant, including in connection with the Second Corporate Facility Agreement given by the Borrower, and any other document given for the benefit of the Financier to which the Borrower, the Parent, Pathfinder or Lost Creek is a party; and

(4)	the debts, liabilities and obligations referred to in clauses 2.3(b)(2) and (3) constitute:

(A)	‘Obligations’ as that term is defined in the Borrower Security Agreement and the Lost Creek Pledge Agreement; and

Amendment and Restatement Agreement - Facility Agreement page 5

Schedule 1 Amended and Restated Facility Agreement

(B)	‘Liabilities’ as that term is defined in the Lost Creek Mortgage.

2.4	Guarantor acknowledgments

Each Guarantor confirms that its obligations under its Guarantee in the Facility Agreement continue to apply despite the amendments contemplated or effected by this agreement.

3	Conditions

3.1	Conditions precedent

The operation of clause 2.1 is subject to and conditional on the Agent receiving each of the following in form and substance satisfactory to the Agent:

(a)	officer’s certificates: an officer’s certificate given in respect of each Transaction Party;

(b)	constitution: a certified copy of the memorandum and articles of association, articles of incorporation, amalgamation, articles of organization, by-laws, constitution, operating agreement, or other constituent documents of each Transaction Party, or evidence that those documents have not varied from the time they were last delivered;

(c)	corporate authorization: a certified copy of a resolution of the board of directors for each Transaction Party, approving the transactions contemplated by this agreement, authorizing execution by each Transaction Party of this agreement, and authorizing a person or persons (being Authorized Officers) to sign notices, certificates or other documents in connection with this agreement on behalf of the Transaction Party;

(d)	execution of documents: an original of this agreement and an original of the Second Corporate Facility Agreement duly executed by all parties other than the Finance Parties and, where applicable:

(1)	with evidence satisfactory to the Agent that all Taxes applicable to the agreement have been or will be duly paid; and

(2)	in recordable form together with all executed documents necessary to record them;

(e)	satisfaction of conditions precedent: evidence that the conditions precedent in clause 2.1 of the Second Corporate Facility Agreement have been satisfied;

(f)	legal opinions:

(1)	an opinion from Fasken Martineau DuMoulin LLP in respect of the applicable laws of Canada in relation to, among other things, due execution of this agreement by the Parent;

(2)	an opinion from Davis Graham & Stubbs LLP in respect of:

(A)	the applicable laws of the State of Colorado in relation to, among other things, due execution of this agreement by the Borrower and enforceability of this agreement; and

Amendment and Restatement Agreement - Facility Agreement page 6

Schedule 1 Amended and Restated Facility Agreement

(B)	the applicable laws of the State of Wyoming in relation to among other things, due execution of this agreement by Lost Creek; and

(g)	other matters: any other certificates, authorisations, documents, matters or things which the Agent reasonably requires.

3.2	Notice to Borrower

The Agent must give notice to the Borrower as soon as practicable after the conditions precedent in clause 3.1 have been satisfied.

4	Representations and Warranties

Each Transaction Party affirms and repeats each of the representations and warranties given by it in clause [8] of the Amended Facility Agreement as if it were made at the date of execution of this deed with respect to the facts and circumstances then subsisting.

5	General

5.1	Notices

A notice given under this agreement must be given in accordance with the Facility Agreement.

5.2	Governing law and jurisdiction

(a)	This agreement is governed by the laws of the State of Colorado and the laws of the United States of America which are applicable in the State of Colorado.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of the State or Federal courts of the State of Colorado.

5.3	Further action

Each party must do all things and execute all further documents necessary to give full effect to this agreement.

5.4	Costs and expenses

The Borrower must pay all reasonable costs and expenses of the Finance Parties in relation to the negotiation, preparation, execution, delivery, stamping and completion of this agreement.

5.5	Stamp duty

The Borrower must pay any stamp duty or similar Tax which is payable in connection with the execution or performance of this agreement.

Amendment and Restatement Agreement - Facility Agreement page 7

Schedule 1 Amended and Restated Facility Agreement

5.6	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

5.7	Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

Amendment and Restatement Agreement - Facility Agreement page 8

Schedule 1

Amended and Restated Facility Agreement

Amendment and Restatement Agreement - Facility Agreement page 9

  Agreement

Execution Version

Amended and Restated Facility Agreement

Ur-Energy USA Inc.

Ur-Energy Inc.

Lost Creek ISR, LLC

RMB Australia Holdings Limited

RMB Resources, a division of FirstRand Bank
Limited (London Branch)

QV.1 Building 250 St Georges Terrace Perth WA 6000 Australia	Telephone +61 8 9211 7777 Facsimile +61 8 9211 7878
GPO Box U1942 Perth WA 6845 Australia	www.herbertsmithfreehills.com DX 104 Perth

Contents

	The agreement		1

	Operative part		3

1	Definitions and interpretations		3
	1.1	Definitions	3
	1.2	Interpretations	27
	1.3	Inclusive expressions	29
	1.4	Business Day	29
	1.5	Accounting Standards	29

2	Conditions precedent and conditions subsequent		29
	2.1	Conditions precedent to the first Funding Portion	29
	2.2	Conditions precedent to the first Funding Portion for the Pathfinder Acquisition	31
	2.3	Conditions precedent to all Funding Portions	32
	2.4	Conditions subsequent	33
	2.5	Certified copies	33
	2.6	Benefit of conditions precedent	33

3	Commitment, purpose and availability of Facility		33
	3.1	Provision of Commitment	33
	3.2	Purpose	33
	3.3	Cancellation of Commitment during Availability Period	34
	3.4	Cancellation at end of Availability Period	34
	3.5	Voluntary prepayment	34
	3.6	Mandatory prepayment	35
	3.7	Cancellations and prepayments in inverse order	35

4	Funding and rate setting procedures		35
	4.1	Delivery of Funding Notice	35
	4.2	Requirements for a Funding Notice	36
	4.3	Irrevocability of Funding Notice	36
	4.4	Amount of Funding Portions	36
	4.5	Frequency of Funding Portions	36
	4.6	Interest Periods	36
	4.7	Determination of Funding Rate	36

5	Facility		37
	5.1	Provision of Funding Portions	37
	5.2	Repayment	37
	5.3	Repayment of other Secured Moneys	37
	5.4	Interest	37
	5.5	Calculation of per annum interest rate	37
	5.6	Market Disruption Event	38

6	Payments		38
	6.1	Manner of payment	38
	6.2	Payments on a Business Day	38
	6.3	Payments in gross	39
	6.4	Additional payments	39

Facility Agreement page 1

Contents

	6.5	Taxation deduction procedures	39
	6.6	Tax Credit	39
	6.7	Tax affairs	40
	6.8	Amounts payable on demand	40
	6.9	Appropriation of payments	40
	6.10	Currency exchanges	40
	6.11	Status of Finance Parties	41

7	Warrants		41
	7.1	Warrants	41
	7.2	Issue of Warrants	41
	7.3	Exercise of Warrants	41
	7.4	Ranking of Shares and Warrants	41
	7.5	Registration under Securities Laws	42
	7.6	Approvals for issue of Shares	42

8	Representations and warranties		43
	8.1	General representations and warranties	43
	8.2	Projects representations and warranties	47
	8.3	Survival and repetition of representations and warranties	49
	8.4	Reliance by Finance Parties	50

9	Undertakings		50
	9.1	Conduct of Projects	50
	9.2	Projects Covenants	50
	9.3	Environmental issues	51
	9.4	Mineral Rights	51
	9.5	Corporate and Project Budget	52
	9.6	Provision of information and reports	52
	9.7	Proper accounts	54
	9.8	Notices to the Agent	54
	9.9	Corporate existence	55
	9.10	Compliance	55
	9.11	Maintenance of capital	55
	9.12	Compliance with laws and Authorizations	55
	9.13	Establishment of Defined Benefit Plan	56
	9.14	Payment of debts, outgoings and Taxes	56
	9.15	Project Documents	56
	9.16	Amendments to constitution	57
	9.17	State Facility	57
	9.18	Negative pledge and disposal of assets	58
	9.19	No change to business	59
	9.20	Financial accommodation and Financial Indebtedness	59
	9.21	Arm’s length transactions	59
	9.22	Restrictions on Distributions and fees	59
	9.23	Undertakings regarding Secured Property	60
	9.24	Insurance	60
	9.25	Term of undertakings	63
	9.26	Release of Security	63

10	Funding Account		63
	10.1	Establishment of Funding Account	63
	10.2	Flow of funds from Funding Account	64

Facility Agreement page 2

Contents

11	Events of Default and Review Events		64
	11.1	Events of Default	64
	11.2	Effect of Event of Default	67
	11.3	Transaction Parties to continue to perform	68
	11.4	Enforcement	68
	11.5	Review Event	68

12	Increased costs and illegality		68
	12.1	Increased costs	68
	12.2	Illegality	69
	12.3	Reduction of Commitment	69
	12.4	Patriot Act	69

13	Guaranty and indemnity		70
	13.1	Guaranty	70
	13.2	Payment	70
	13.3	Securities for other money	70
	13.4	Amount of Secured Moneys	70
	13.5	Proof by Financier	71
	13.6	Avoidance of payments	71
	13.7	Indemnity for avoidance of Secured Moneys	71
	13.8	No obligation to marshal	72
	13.9	Non-exercise of Guarantor’s rights	72
	13.10	Principal and independent obligation	72
	13.11	Suspense account	72
	13.12	Unconditional nature of obligations	73
	13.13	No competition	75
	13.14	Continuing guaranty	75
	13.15	Variation	76
	13.16	Judgments	76
	13.17	Accession of Guarantors	76

14	Indemnities and Break Costs		76
	14.1	General indemnity	76
	14.2	Break Costs	77
	14.3	Continuing indemnities and evidence of Loss	77

15	Fees, Tax, costs and expenses		78
	15.1	Arrangement fee	78
	15.2	Commitment fee	78
	15.3	Tax	78
	15.4	Costs and expenses	78

16	Interest on overdue amounts		79
	16.1	Payment of interest	79
	16.2	Accrual of interest	79
	16.3	Rate of interest	79

17	Assignment		80
	17.1	Assignment by Transaction Party	80
	17.2	Borrower obligation in registered form	80
	17.3	Assignment by Finance Party	80
	17.4	Assist	80

Facility Agreement page 3

Contents

	17.5	Lending Office	80
	17.6	No increase in costs	81

18	Saving provisions		81
	18.1	No merger of security	81
	18.2	Exclusion of moratorium	81
	18.3	Conflict	81
	18.4	Consents	81
	18.5	Principal obligations	82
	18.6	Non-avoidance	82
	18.7	Set-off authorized	82
	18.8	Agent’s certificates and approvals	82
	18.9	No reliance or other obligations and risk assumption	82
	18.10	Power of attorney	83

19	General		83
	19.1	Confidential information	83
	19.2	Transaction Party to bear cost	84
	19.3	Notices	84
	19.4	Governing law and jurisdiction	84
	19.5	Prohibition and enforceability	85
	19.6	Waivers	85
	19.7	Variation	85
	19.8	Cumulative rights	85
	19.9	Attorneys	86
	19.10	Counterparts	86

	Schedules
	Notice Details		88
	Funding Notice		90
	Repayment Schedule		91
	Promissory Note		92
	Borrower Group Structure Diagram		94
	Guarantee Assumption Agreement		95
	Permitted Interests		98
	Permitted Royalties		105
	UCC Financing Statements		115

	Signing page		117

	Attachments
	Lost Creek Mineral Rights
	Pathfinder Mineral Rights
	Offtake Agreements
	Warrant Certificate

Facility Agreement page 4

The agreement

Facility Agreement

Date ►

Between the parties

Borrower	Ur-Energy USA Inc. a corporation incorporated under the laws of Colorado of 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127 (Borrower)

Parent	Ur-Energy Inc. a company continued under the Canada Business Corporations Act having company number 437428-2 of 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127 (Parent)

Lost Creek	Lost Creek ISR, LLC a Wyoming limited liability company of 10758 West Centennial Road, Suite 200, Littleton, CO 80127 (Lost Creek)

Financier

RMB Australia Holdings Limited

a company existing under the laws of Australia having registration number ACN 003 201 214 of Level 13, 60 Castlereagh Street, Sydney, New South Wales 2000, Australia

(Financier)

Agent	RMB Resources, a division of FirstRand Bank Limited (London Branch) registered in England & Wales (Branch Registration No. BR10027) of 20 Gracechurch Street, London EC3V 0BG (Agent)

Facility Agreement page 1

1 Definitions and interpretations

Background	the Financier has agreed to provide the Facility to the Borrower on the terms of this agreement.

The parties agree	as set out in the operative part of this agreement, in consideration of, among other things, the mutual promises contained in this agreement.

Facility Agreement page 2

Operative part

1	Definitions and interpretations

1.1	Definitions

The meanings of the terms used in this document are set out below.

Term	Meaning

Accounting Standards	generally accepted accounting principles in the United States of America.

Affiliate

with respect to a Person:

1    any partner, officer, manager, director or managing agent of that Person or that Person’s Affiliates;

2    any spouse, parent, children or grandchildren (by birth or adoption) of that Person; and

3    any other Person (other than a Subsidiary):

•    that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that Person;

•    that directly or indirectly beneficially owns or holds 10% or more of any class of voting stock or partnership or other voting interest of that Person or any Subsidiary of that Person; or

•    10% or more of the voting stock or partnership or other voting interest of which is directly or indirectly beneficially owned or held by that Person or a Subsidiary of that Person.

Attorney	an attorney appointed under a Transaction Document.

Authorization

1    any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption; and

2    in relation to anything which a Government Agency may prohibit or restrict within a specific period, the expiry of that period without intervention or action or notice of intended intervention or action.

Authorized Officers

1    in relation to the Borrower, a director, an executive officer or a company secretary; and

2    in relation to the Financier, a director, an associate director, a company secretary, an officer whose title contains the word ‘president’, ‘director’, ‘manager’ or ‘executive’, or a person performing the functions of any of them,

Facility Agreement page 3

1 Definitions and interpretations

Term	Meaning

or in either case, a person appointed by a party to act as an Authorized Officer for the purposes of this agreement and the Transaction Documents.

Availability Period	the period commencing on Financial Close and ending on 22 October 2013.

Bankruptcy Code	Title 11 of the United States Code as amended from time to time.

BCA Litigation	the lawsuit captioned Biodiversity Conservation Alliance v. Bureau of Land Management, 12-CV-252-S, filed in the United States District Court for the District of Wyoming, in which Lost Creek has intervened.

Borrower Group	the Parent and each of its Subsidiaries and Borrower Group Member means any one of them.

Borrower Security Agreement	the agreement entitled ‘Security Agreement’ dated 24 June 2013 granted by the Borrower in favour of the Finance Parties.

Break Costs

for any repayment or prepayment, the amount (if any) by which:

1    the interest on the amount repaid or prepaid which the Financier should have received under this agreement (had the repayment or prepayment not occurred),

exceeds:

2    the return which that Financier would be able to obtain by placing the amount repaid or prepaid to it on deposit with a Reference Bank,

in each case for the period from the date of repayment or prepayment until the last day of the then current Interest Period applicable to the repaid or prepaid amount.

Business Day

1    for the purposes of clause 19.3, a day on which banks are open for business in the city where the notice or other communication is received excluding a Saturday, Sunday or public holiday; and

2    for all other purposes, a day on which banks are open for business in Sydney, Australia, Denver, Colorado and London, England excluding a Saturday, Sunday or public holiday.

Change in Law	any present or future law, regulation, treaty, order or official directive or request (which, if not having the force of law, would be complied with by a responsible financial institution) which:

Facility Agreement page 4

1 Definitions and interpretations

Term	Meaning

1    commences, is introduced, or changes, after the date of this agreement; and

2    does not relate to a change in the effective rate at which Tax is imposed on the overall net income of a Finance Party or a change in franchise Taxes, any branch profit Taxes or similar Taxes imposed by any jurisdiction on a Finance Party.

COGEMA	COGEMA Resources, Inc., a company incorporated under the laws of Delaware.

Collateral Security	any present or future Encumbrance, Surety Obligation or other document or agreement created or entered into by a Transaction Party or any other person as security for, or to credit enhance, the payment of any of the Secured Moneys, including any further security granted under clause 9.23(a)(2).

Commitment	the maximum aggregate amount agreed to be provided by the Financier under the Facility, being $20,000,000, as reduced or cancelled in accordance with this agreement.

Contamination	in respect of a property, the presence of Pollutants: 1 in, on or under the property; or 2 in the ambient air and emanating from the property.

Contested Tax	a Tax payable by a Transaction Party or Lost Creek where the Transaction Party or Lost Creek is contesting its liability to pay that Tax, and has reasonable grounds to do so.

Control

of a Person, includes the possession directly or indirectly of the power, whether or not having statutory, legal or equitable force, and whether or not based on statutory, legal or equitable rights, directly or indirectly, to do any of the following:

1    to control 50% or more of the total votes which might be cast at a general meeting of that Person;

2    to elect or appoint a majority of the board of directors or other governing body of that Person; or

3    to direct or cause the direction of the management and policies of that company whether by means of trusts, agreements, arrangements, understandings, the ownership of any interest in shares or stock of that company or otherwise.

Facility Agreement page 5

1 Definitions and interpretations

Term	Meaning

Converdyn Agreement	the agreement constituted by the agreement entitled ‘Uranium Supplier’s Agreement’ dated 5 June 2013 between the Borrower and ConverDyn, with contract number ‘13-526’ and the assignment agreement dated 21 August 2013 between the Borrower and Lost Creek.

Corporate and Project Budget	the document comprising: 1 the consolidated cashflow budget for the Borrower Group covering the period to 31 December 2015; and 2 the cashflow budget for the Projects over a period of 18 months, to be initially provided in accordance with clause 2.1(h) and then provided in an updated form under clauses 9.5 and 9.6(f).

Debtor Relief Laws	the Bankruptcy Code and all other applicable liquidation, conservatorship, bankruptcy, insolvency, rearrangement, moratorium, reorganisation, or similar debtor relief laws affecting the rights of creditors generally from time to time in effect and applicable to any Transaction Party or Lost Creek having regard to its place of formation.

Default	1 an Event of Default; or 2 a Potential Event of Default.

Defined Benefit Plan

1    any employee pension plan covered by the Employee Retirement Income Security Act of 1974 (PL 93-406, 2 September 1974), as amended; or

2    any Canadian pension plan which contains a ‘defined benefit provision’ as defined in subsection 147.1(1) of the Income Tax Act (Canada).

Deposit Account Control Agreement	the deposit account control agreement to be made between the Borrower, the Finance Parties and a bank or financial institution in accordance with clause 2.4 in relation to the Funding Account.

Dispose	in relation to any asset, property or right, means to sell, transfer, assign, surrender, convey, lease, licence, discount, lend, farm-out or otherwise dispose of any interest in the asset, property or right.

Distribution	any dividend, distribution or other amount declared or paid by a Transaction Party or Lost Creek on any Marketable Securities issued by it.

Facility Agreement page 6

1 Definitions and interpretations

Term	Meaning

Documents	the Transaction Documents and the Project Documents.

Dollars and $	the lawful currency of the United States of America.

Encumbrance

as applied to the property of any Person:

1    any mortgage, deed to secure debt, deed of trust, lien, pledge, charge, capital lease, conditional sale or other title retention agreement, or other security interest, security title or encumbrance of any kind in respect of any property of that Person or upon the income and profits from that property, whether that interest is based on the common law, statute or contract;

2    any arrangement, express or implied, under which any property of that Person is transferred, sequestered or otherwise identified for the purpose of subjecting the same to the payment of Financial Indebtedness or performance of any other obligation in priority to the payment of the general, unsecured creditors of that Person; and

3    the filing of, or any agreement to give, any financing statement under the Uniform Commercial Code of any state or its equivalent in any jurisdiction.

Environmental Approvals	all consents, approvals, licences or other Authorizations of any kind required by Environmental Law.

Environmental Bonding

1    if the Pathfinder Acquisition Date has occurred, the environmental bonding instruments or cash bonds that have been posted with the appropriate Government Agency:

•     in relation to the Lost Creek Project in the amount of $9,857,000; and

•     in relation to the Pathfinder Uranium Projects in the amount of $12,198,563; or

2    if the Pathfinder Acquisition Date has not occurred, the environmental bonding instruments or cash bonds that have been posted with the appropriate Government Agency in relation to the Lost Creek Project in the amount of $9,857,000, as they may be increased or supplemented by new bond amounts from time to time, in each case as may be required by any Government Agency.

Environmental Law	any law of the United States of America or the State of Wyoming that relates to the protection of the environment or health and safety or manages Pollutants, including laws concerning land use or the rehabilitation of any land, development, Contamination, conservation of natural or cultural resources and resource allocation (including any law of the United States of America or the State of Wyoming relating to the exploration for, and development or exploitation of, any natural resource).

Facility Agreement page 7

1 Definitions and interpretations

Term	Meaning

Environmental Liability

any actual or potential Loss incurred or which may be incurred in connection with:

1    the investigation or remediation;

2    a claim by any third party;

3    any action, order, declaration or notice by a Government Agency under an Environmental Law; or

4    any agreement between a Transaction Party or Lost Creek and any:

•    owner or occupier of land; or

•    Government Agency,

of or in respect of Contamination of a Project or a Project Area.

Event of Default	any event specified in clause 11.1.

Excluded Tax

a Tax measured or imposed by any jurisdiction on the net income of a Finance Party, franchise Taxes, or any branch profit Taxes or similar Taxes imposed by any jurisdiction on a Finance Party, but not a Tax:

1    calculated on or by reference to the gross amount of any payment (without allowance for any deduction) derived by a Finance Party under a Transaction Document or any other document referred to in a Transaction Document; or

2    imposed as a result of a Finance Party being considered a resident of or organized or doing business in that jurisdiction solely as a result of it being a party to a Transaction Document or any transaction contemplated by a Transaction Document.

Exercise Price	Cdn$1.20 per Warrant Share.

Expiry Date	the date which is 5 years after a Warrant is issued to the Financier or the Financier’s nominee under this agreement.

Facility	the Facility made available by the Financier to the Borrower under clause 3.1.

Final Repayment Date	31 December 2015.

Facility Agreement page 8

1 Definitions and interpretations

Term	Meaning

Finance Party	each of the Agent and the Financier and Finance Parties means both of them.

Financial Close

1    if the proceeds of the first Funding Portion are to be applied for the purposes described in 3.2(a), the date on which all of the conditions precedent in clauses 2.1, 2.2 and 2.3 are satisfied or waived by the Agent; or

2     if the proceeds of the first Funding Portion are to be applied for the purposes described in clause 3.2(b), the date on which all of the conditions precedent in clauses 2.1 and 2.3 are satisfied or waived by the Agent

Financial Indebtedness

any debt or other monetary liability in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

1    bill, bond, debenture, note or similar instrument;

2    acceptance, endorsement or discounting arrangement;

3    Surety Obligation;

4    finance or capital Lease;

5    agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service;

6    obligation to deliver goods or provide services paid for in advance by any financier;

7    agreement for the payment of capital or premium on the redemption of any preference shares; or

8    Hedging Agreements,

and irrespective of whether the debt or liability:

9    is present or future;

10  is actual, prospective, contingent or otherwise;

11  is at any time ascertained or unascertained;

12  is owed or incurred alone or severally or jointly or both with any other person; or

13  comprises any combination of the above.

Financial Report

in relation to an entity, the following financial statements and information in relation to the entity (or the equivalent financial statements or information in the jurisdiction of the entity), prepared in accordance with the Accounting Standards, for its financial quarter, financial half-year (if any) or financial year:

1    a statement of financial performance;

2    a statement of financial position; and

3    a statement of cashflows.

Facility Agreement page 9

1 Definitions and interpretations

Term	Meaning

Force Majeure Event

1    an act of God;

2    an act of terrorism or any other unlawful act against public order or authority;

3    a restraint by a Government Agency; and

4    any other event which a reasonable person could not foresee or reasonably make provision for or insure against,

which wholly or partially prevents, hinders, obstructs, delays or interferes with the development or operation of a Project.

Funding Account	the account established under clause 10.1(a).

Funding Date	the date on which a Funding Portion is provided, or is to be provided, to the Borrower under this agreement.

Funding Notice	a notice given under clause 4.1.

Funding Portion	each portion of the Commitment provided under this agreement.

Funding Rate	in respect of an Interest Period, the aggregate of: 1 LIBOR for that Interest Period; and 2 the Margin.

Gas Hills Property	the property located in the Gas Hills mining district in the State of Wyoming being the mine site commonly referred to as the Lucky Mc Mine, in the area within the DEQ issued mine permit No. 356C.

Good Industry Practice	in respect of a Project, the degree of care and skill, diligence, prudence (financial and operational), foresight and operating practice which would reasonably and ordinarily be expected from a skilled operator engaged in the same type of undertaking as the Project under the same or similar circumstances.

Government Agency	any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Group Structure Diagram	the group structure diagram in Schedule 5, as amended or updated by the delivery of a new diagram to the Agent under clause 9.6(j).

Facility Agreement page 10

1 Definitions and interpretations

Term	Meaning

Guarantee Assumption Agreement	an agreement in or substantially in the form of Schedule 6 or another form acceptable to the Agent.

Guarantors

1    the Parent;

2    until it is released as a Guarantor under clause 9.26(b)(2), Lost Creek; and

3    any Person that has entered into a Guarantee Assumption Agreement and has provided to the Financier all other documentation required under clause 13.17.

Hedging Agreement	an interest rate transaction, foreign exchange transaction, equity or equity index option, bond option, commodity swap, commodity option, commodity forward sale, cap transaction, currency swap transaction, cross-currency swap rate transaction or any other hedge or derivative agreement, including any master agreement and any transaction or confirmation under it.

Initial Transaction Costs

1    the fee described in clause 15.1;

2    all Taxes and registration fees payable on or with respect to the Transaction Documents;

3    the reasonable legal fees in relation to the preparation, negotiation and completion of the Transaction Documents and all related matters; and

4    all other reasonable fees, costs and expenses (including travel costs, fees payable to any independent technical expert and other disbursements) of the Finance Parties.

Interest Payment Date	the last day of each Interest Period.

Interest Period	a period selected or determined under clause 4.6.

Key Mineral Rights

in respect of each Project:

1    the mineral rights described in Attachment 1 and Attachment 2. (as applicable);

2    any other mining claim or right owned by Lost Creek or, following the Pathfinder Acquisition Date, Pathfinder which the Agent reasonably designates by notice to the Borrower to be a ‘Key Mineral Right’;

3    any present or future renewal, extension, modification, substitution, amalgamation or variation of any of the land and interests in land described in paragraphs 1 and 2; and

4    any present or future application for or interest in any of the above, which confers or which, when granted, will confer the same or similar rights.

Facility Agreement page 11

1 Definitions and interpretations

Term	Meaning

Lease	a lease, charter, hire purchase, hiring agreement or any other agreement under which any property is or may be used or operated by a person other than the owner.

Lending Office	in respect of a Finance Party, the office of that Finance Party set out opposite its name in Schedule 1 or any other office notified by a Finance Party under this agreement.

LIBOR

in relation to an Interest Period for a Funding Portion, means the rate per cent per annum determined by the Agent to be:

1    the average of the rates quoted on the LIBOR01 Page as being the rate per annum at which US Dollar deposits are offered for a period equivalent to the Interest Period at about 11.00 am (London time) on the Value Date, eliminating the highest and lowest rates and rounding up the resultant figure to 4 decimal places;

2    where 2 or fewer rates are quoted for the relevant period on the LIBOR01 Page at the relevant time, the average of the rates notified to the Agent by each Reference Bank to be the rate per annum at which US Dollar deposits are offered to that Reference Bank for a period equivalent to the Interest Period at about 11.00 am (London time) on the Value Date, rounding up the resultant figure to 4 decimal places; or

3    if LIBOR cannot be determined in accordance with paragraphs 1 or 2 of this definition, then the rate calculated in accordance with clause 5.6.

LIBOR Business Day	a day on which banks are open for business in London and New York excluding a Saturday, Sunday or public holiday.

LIBOR01 Page	the page entitled ‘LIBOR01’ on the Reuters Monitor Money Rates Service or any other page which may replace the LIBOR01 page for the purpose of displaying offered rates for US Dollar deposits.

Loss	any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment.

Lost Creek	Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming, United States of America, being a wholly owned subsidiary of the Borrower.

Facility Agreement page 12

1 Definitions and interpretations

Term	Meaning

Lost Creek Mortgage

1    the agreement entitled ‘Mortgage, Assignment of Revenues, Security, Agreement, Fixture Filing and Financing Statement’ dated 24 June 2013 granted by Lost Creek in favour of the Finance Parties in relation to, among other things, the Mineral Rights for the Lost Creek Project; and

2    the agreement entitled ‘Mortgage, Assignment of Revenues, Security, Agreement, Fixture Filing and Financing Statement’ dated on or about the date of the Amendment and Restatement Agreement granted by Lost Creek in favour of the Finance Parties in relation to, among other things, the Mineral Rights for the Lost Creek Project.

Lost Creek Pledge Agreement	the pledge over all of the outstanding and future membership interests of Lost Creek granted by the Borrower in favour of the Agent and the Financier dated 24 June 2013.

Lost Creek Project	the Lost Creek uranium project located within the Project Area in the State of Wyoming, United States of America, comprising the exploration, development, construction and operation of the mine in the Project Area and its associated infrastructure.

Margin	7.5% per annum.

Marketable Securities

1    debentures, stocks, shares or bonds of any government, of any local Government Agency, or of any body corporate, association or society, and includes any right or option in respect of shares in any body corporate;

2    any unit (whatever called) in a trust estate which represents a legal or beneficial interest in any of the income or assets of a trust estate and includes, but is not limited to, any option to acquire any unit as described in this paragraph 2;

3    any option or right in respect of an unissued share;

4    any convertible note; and

5    any instrument or security which is a combination of any of the above.

Market Disruption Event	any event specified in clause 5.6.

Material Adverse Effect

a material adverse effect on:

1    any Transaction Party’s ability to perform any of its obligations under any Transaction Document;

2    the rights of the Finance Parties under, or the enforceability of, a Transaction Document;

Facility Agreement page 13

1 Definitions and interpretations

Term	Meaning

3 the value of the Secured Property; or 4 the assets, business or operations of any Transaction Party or Lost Creek (including a Project and the Project Assets relating to that Project).

Material Agreement	1 each of the State Documents; 2 the Pathfinder SPA; 3 the Offtake Agreements; 4 any agreement or contract described in clause 9.15(f);

5    the Converdyn Agreement; and

6    any other agreement:

•     to which a Transaction Party or Lost Creek is a party; and

•     that is, in the reasonable opinion of the Agent, material to the development of a Project and which the Agent notifies the Borrower is to be a Material Agreement.

Mineral Rights

in respect of a Project:

1    all of the mineral rights (including the Key Mineral Rights) described in Error! Reference source not found. and Error! Reference source not found. (as applicable);

2    all entitlements of Lost Creek and Pathfinder under the provisions of any relevant Mining Law to conduct exploration or mining activities in any part of the Project Area relating to that Project;

3    any present or future interest from time to time held by or on behalf of Pathfinder or Lost Creek in any present or future right, lease, licence, patented or unpatented mining claim or millsite, permit, plan of operations or other authority which confers or may confer a right to prospect or explore for or mine any metals or minerals on the land the subject of the mining claims or State Leases with respect to that Project;

4    any present or future renewal, extension, modification, substitution, amalgamation or variation of any of the mineral rights described above (whether extending over the same or a greater or lesser area); and

5    any present or future application for or an interest in any of the above which confers or which, when operated, will confer the same or similar rights.

Mining Law	any law, including the relevant laws of United States of America, the State of Wyoming or otherwise, whether or not deriving from statute, concerning the acquisition by any allowed means of interests in public lands or private lands for the purpose of conducting mining exploration, mine development, mining operations, reclamation and related operations on that land, together with the rights necessary to conduct those activities, including but not limited to laws relating to public land use, development, conservation of natural or cultural resources and resource allocation and includes any laws concerning permits, licences and Authorizations required to be received before conducting any of those activities and includes any and all rules, regulations or ordinances promulgated under or in respect of those laws.

Facility Agreement page 14

1 Definitions and interpretations

Term	Meaning

NYSE Business Day	a day on which trading takes place on the NYSE MKT.

NYSE MKT	NYSE MKT LLC.

NYSE MKT Approvals

each approval of the NYSE MKT that is required in connection with the transactions contemplated in the Transaction Documents, including:

1    the provision of the Facility;

2    the issuance of the Warrants; and

3    the issuance and listing of Shares on the exercise of the Warrants.

Officer

1    in relation to a Transaction Party which is a corporation, a director, secretary, chief executive officer, chief financial officer, treasurer, president or vice president or a person notified to be an authorized officer, of the Transaction Party;

2    in relation to a Transaction Party which is a limited liability company, the manager of that Transaction Party or a person notified to be an authorized officer of that Transaction Party; and

3    in relation to a Finance Party, a director, secretary or any person whose title includes the word ‘Director’, ‘Managing Director’, ‘Manager’ or ‘Vice President’, and any other person appointed by the Finance Party to act as its authorized officer for the purposes of this agreement.

Offtake Agreements	the offtake agreements set out in Attachment 3.

Overdue Margin	2% per annum.

Overdue Rate

the aggregate of:

1    the Overdue Margin;

2    the Margin; and

3    LIBOR on the relevant date on which the Overdue Rate is calculated under clause 16, as determined by the Agent in accordance with the definition of LIBOR in this clause 1.1 except that in making the determination all references in that definition to:

Facility Agreement page 15

1 Definitions and interpretations

Term	Meaning

•    ‘Interest Period’ are references to a period of 30 days;

•    ‘Value Date’ are to the relevant date on which the Overdue Rate is calculated under clause 16; and

•    ‘Funding Portion’ are to the relevant overdue amount.

Parent Pledge Agreement	the agreement entitled ‘Pledge Agreement’ dated 13 May 2013 granted by the Parent in favour of the Financier.

Parent Security Agreement	the agreement entitled ‘General Security Agreement’ dated 13 May 2013 granted by the Parent in favour of the Financier.

Pathfinder	Pathfinder Mines Corporation, a company incorporated under the laws of Delaware.

Pathfinder Acquisition	completion of the acquisition of Pathfinder under the Pathfinder SPA.

Pathfinder Acquisition Date	the date on which the Pathfinder Acquisition occurs.

Pathfinder SPA	the sale and purchase agreement dated 24 July 2012 between COGEMA and the Borrower, under which COGEMA agrees to sell and the Borrower agrees to purchase all of the issued shares in the capital stock of Pathfinder.

Pathfinder Uranium Projects	the uranium projects located at the Gas Hills Property and the Shirley Basin Property.

Patriot Act	the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law on October 26, 2001, as amended from time to time.

Payment Currency	the currency in which any payment is actually made.

Permitted Disposal

1    sale of Product pursuant to the Offtake Agreements or otherwise on normal commercial terms;

2    any Disposal on normal commercial terms of obsolete assets or, in the case of Project Assets, assets that are surplus or otherwise no longer required for the purpose of a Project;

Facility Agreement page 16

1 Definitions and interpretations

Term	Meaning

3    any Disposal on normal commercial terms of assets (excluding Project Assets) if the proceeds of the Disposal are used at or about the same time to acquire replacement assets of comparable or superior value, type and quality which are to be used for a similar purpose;

4    any payment of cash as consideration for the acquisition of any assets or services on normal commercial terms;

5    any Disposal which is required to be made under any applicable law or an order or directive made by any Government Agency;

6    any Disposals which constitute Permitted Encumbrances or in connection with Permitted Financial Indebtedness;

7    a Disposal arising under a Permitted Royalty;

8    any Disposal of assets (other than Project Assets) not included in paragraphs 1 to 7 (inclusive) where the market value (in aggregate) does not exceed $5,000,000; and

9    any other Disposal made with the prior written consent of the Agent.

Permitted Encumbrance

1    any Security;

2    any Third Corporate Facility Security;

3    any other Encumbrance in favour of the Financier;

4    any Encumbrance which is approved in writing by the Financier;

5    any Encumbrance created under the Converdyn Agreement, or other agreements entered into in respect of conversion and storage services at the Converdyn facility at Metropolis, Illinois, the Cameco facility at Port Hope and Comurhex facility in France, in the ordinary course of business;

6    the interests described in the UCC financing statements listed in Schedule 9;

7    any Encumbrance arising under a State Document;

8    any operating lease of personal property entered into in the ordinary course of business and having a term (including renewals) of greater than one year that are deemed to be Encumbrances under applicable law;

9    any cash or cash equivalent on deposit with any person as collateral for obligations in connection with Environmental Bonding;

10  any Encumbrance for purchase money mortgages and other security interests on equipment acquired, leased or held by any Transaction Party or Lost Creek (including equipment held by any such Person as lessee under leveraged leases) in the ordinary course of business to secure the purchase price of or rental payments with respect to the equipment or to secure indebtedness incurred solely for the purpose of financing the acquisition (including acquisition as lessee under leveraged leases), construction or improvement of any of the equipment, as long as that the property secured by that Encumbrance is limited to the relevant equipment;

Facility Agreement page 17

1 Definitions and interpretations

Term	Meaning

11  (i) Encumbrances of a collecting bank arising in the ordinary course of business under Section 4-210 of the Uniform Commercial code in effect in the relevant jurisdiction; and

(ii) Encumbrances of any depositary bank in connection with rights of set-off and recoupment with respect to any deposit account of any Transaction Party or Lost Creek as permitted under clause 9.18; and

12  any Encumbrance arising by operation of law in the ordinary course of business in good faith including (a) workman's, contractor’s, subcontractor’s, mechanic’s, materialman’s, supplier’s, solicitor's or other similar statutory liens, (b) liens in favour of any Government Agency, (c) liens for taxes, assessments and governmental charges or levies not yet due and payable, (d) the terms and conditions of mineral leases under which any Transaction Party or Lost Creek is a lessee, and liens affecting the interests of any third party lessor as the property owner under the relevant lease, (e) the terms and conditions of the State Leases, and liens affecting the interests of the State of Wyoming as the property owner under the relevant lease, and (f) liens of pledges or deposits under workers’ compensation laws or similar legislation, unemployment insurance or other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, governmental contracts, performance and return of money bonds and similar obligations, but in each case only for so long as:

•     there is no default in payment of any money or performance of any obligation secured by the relevant Encumbrance; and

•     there are adequate holdbacks being maintained as required by applicable law,

but not including any Encumbrance arising due to the failure to observe any statute or contract.

Permitted Financial Accommodation

any financial accommodation or any Surety Obligation provided by a Transaction Party or Lost Creek in respect of financial accommodation:

1    under the Transaction Documents;

2    under the Transaction Documents (as that term is defined in the Second Corporate Facility Agreement and the Third Corporate Facility Agreement);

3    to another Transaction Party or Lost Creek, to the extent provided in the Corporate and Project Budget;

4    under the Environmental Bonding arrangements; or

5    with the Agent’s prior written consent.

Facility Agreement page 18

1 Definitions and interpretations

Term	Meaning

Permitted Financial Indebtedness

1    any liability of a Transaction Party or Lost Creek under any agreement entered into in the ordinary course of business for the acquisition of any asset or service where payment for the asset or service is deferred for a period of not more than 90 days;

2    any Financial Indebtedness incurred by one Transaction Party or Lost Creek to another Transaction Party or Lost Creek;

3    any Financial Indebtedness incurred or permitted to be incurred under the State Documents;

4    any Financial Indebtedness incurred or permitted to be incurred under any Transaction Document;

5    any Financial Indebtedness incurred or permitted to be incurred under the Second Corporate Facility Agreement or the Third Corporate Facility Agreement;

6    any Financial Indebtedness entered into by a Transaction Party or Lost Creek, the aggregate outstanding principal amount of which does not at any time exceed $500,000;

7    any Financial Indebtedness (including any surety) incurred under or in respect of any reclamation bond; and

8    any other Financial Indebtedness approved by the Agent.

Permitted Interest

1    any zoning or similar law or right reserved to or vested in any Government Agency to control or regulate the use of any real property;

2    registered restrictions, covenants, land use contracts, building schemes, declarations of covenants, conditions and restrictions, servicing agreements in favour of any Government Agency, easements, rights-of-way, servitudes or other similar rights in or with respect to real property (including open space and conservation easements, restrictions or similar agreements and rights of way and servitudes for railways, water, sewer, drainage, gas and oil pipelines, electricity, light, power, telephone, telegraph, internet or cable television services and utilities) granted to or reserved by other Persons or properties, which, in the aggregate, do not materially impair the use of the subject property or asset for its intended purposes or the operation of the business of that Person, but each of the above will only be taken to be a Permitted Interest for so long as its terms have been complied with;

3    any right reserved to or vested in any Government Agency, by the terms of any permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorisation acquired by a Person from any Government Agency, to terminate any permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorisation or to require annual or other payments as a condition to the continuance of that right and which, in the aggregate, do not materially impair the use of or the operation of the business or property; and

4    the interests listed in Schedule 7.

Facility Agreement page 19

1 Definitions and interpretations

Term	Meaning

Permitted Royalty	the royalties listed in Schedule 8.

Person	an individual, corporation, company, partnership, association, trust or unincorporated organization, or a government or any agency, division, department, or political subdivision a government.

Pollutant	a pollutant, contaminant, dangerous, toxic or hazardous substance, petroleum or petroleum product, chemical, solid, special liquid, industrial or other waste.

Potential Event of Default	any thing which could reasonably be expected to become an Event of Default on the giving of notice (whether or not notice is actually given), the expiry of time, the satisfaction or non-satisfaction of any condition, or any combination of the above.

Power	any right, power, authority, discretion or remedy conferred on a Finance Party, a Receiver or an Attorney by any Transaction Document or any applicable law.

Principal Outstanding	at any time, the principal amount of all Funding Portions outstanding at that time.

Product	the present and future right, title and interest of a Transaction Party or Lost Creek in and to all uranium and other locatable metals and minerals mined, extracted or derived from the Project Area and the Projects.

Projects	each of: 1 the Lost Creek Project; and 2 following the Pathfinder Acquisition Date, the Pathfinder Uranium Projects, and Projects means all of them.

Project Area

each of:

1    the area the subject of the Key Mineral Rights for the Lost Creek Project; and

2    the area the subject of the Key Mineral Rights for the Pathfinder Uranium Projects,

and Project Areas means all of them.

Facility Agreement page 20

1 Definitions and interpretations

Term	Meaning

Project Assets

in respect of a Project, all the right, title and interest both present and future of any Transaction Party or Lost Creek which is attributable to the Project and includes all the right, title and interest both present and future of a Transaction Party or Lost Creek in, to, under or derived from:

1    the Key Mineral Rights for the Project;

2    the Product;

3    any title to or interest in land in the Project Area now or at a later time held by a Transaction Party or Lost Creek;

4    every contract for the use by any third party of any of the assets and property included in the Project or the Project Area;

5    Authorizations in relation to the Project or the Project Area;

6    the relevant Project Documents for the Project and any other contract, agreement, permit, lease, licence, consent, easement, right of way and other rights or interests in land, which relate to the operation or maintenance of the Project or the Project Area or to the exploration, mining, production, transportation, storage, treatment, processing or marketing of the Product;

7    all exploration and mining information, documents, maps, reports, records, studies and other written data, including all data stored on magnetic tapes, disks or diskettes or any other computer storage media, relating to geological, geochemical and geophysical work, feasibility studies and other operations conducted with respect to the Project Area;

8    all buildings, improvements, structures, systems, fixtures, plant, machinery, equipment, tools and other personal property at any time used or intended for use in connection with or incidental to the development of the Project and the exploration, mining, storage, transporting, and processing of Product and all associated facilities and infrastructure (including any treatment or processing plant); and

9    every contract for the use by any third party of any of the assets described in paragraphs 1 to 8 inclusive.

Project Documents

1    the State Leases;

2    all instruments and indicia of title to the Key Mineral Rights and Mineral Rights and all other documentation and agreements under which a Transaction Party or Lost Creek derives the right to conduct mining or exploration in the Project Areas;

3    any other contractual interests in real property that comprise a portion of the Key Mineral Rights;

4    each Material Agreement;

5    all agreements evidencing the Environmental Bonding arrangements;

6    any other document executed from time to time by any person in respect of the documents described in paragraphs 1 to 5 inclusive or which is collateral, supplementary or related to those documents; and

Facility Agreement page 21

1 Definitions and interpretations

Term	Meaning

7 any other document that the Agent and the Borrower agree in writing to be a Project Document.

Promissory Note	the instrument in the form set out in Schedule 4.

Quarter	the period of 3 months preceding a Quarterly Date.

Quarterly Date	each of 31 March, 30 June, 30 September and 31 December each year.

Receiver	a receiver or receiver and manager appointed under a Security Document, or a person acting in an equivalent role.

Reference Banks	1 Barclays Bank plc; 2 JPMorgan Chase Bank; and 3 Royal Bank of Scotland plc, and any other bank or financial institution nominated by the Agent.

Registration Statement	has the meaning given in clause 7.5.

Relevant Currency	the currency in which a payment is required to be made under the Transaction Documents and, if not expressly stated to be another currency, is Dollars.

Repayment Amount	each of the amounts set out in column 2 of the Repayment Schedule.

Repayment Date	each of the dates set out in column 1 of the Repayment Schedule.

Repayment Schedule	the repayment schedule set out in Schedule 3.

Review Event	any event specified in clause 11.5(a).

RMB Promissory Note	the promissory note dated 13 May 2013 issued by the Borrower in favour of the Financier, under which a US$5,000,000 loan facility is made available to the Borrower by the Financier.

Facility Agreement page 22

1 Definitions and interpretations

Term	Meaning

Same Day Funds	immediately available and freely transferable funds.

Second Corporate Facility Agreement	the facility agreement dated on or about the date of this agreement entered into between the Borrower, the Parent and the Finance Parties.

Secured Moneys

all debts and monetary liabilities of each Transaction Party to the Finance Parties under or in relation to any Transaction Document and in any capacity, irrespective of whether the debts or liabilities:

1    are present or future;

2    are actual, prospective, contingent or otherwise;

3    are at any time ascertained or unascertained;

4    are owed or incurred by or on account of any Transaction Party alone, or severally or jointly with any other person;

5    are owed to or incurred for the account of any Finance Party alone, or severally or jointly with any other person;

6    are owed to any other person as agent (whether disclosed or not) for or on behalf of any Finance Party;

7    are owed or incurred as principal, interest, fees, charges, Taxes, damages (whether for breach of contract or tort or incurred on any other ground), losses, costs or expenses, or on any other account;

8    are owed to or incurred for the account of any Finance Party directly or as a result of:

•    the assignment or transfer to any Finance Party of any debt or liability of any Transaction Party (whether by way of assignment, transfer or otherwise); or

•    any other dealing with any such debt or liability;

9    are owed to or incurred for the account of a Finance Party before the date of this agreement or before the date of any assignment of this agreement to any Finance Party by any other person or otherwise; or

10  comprise any combination of the above.

Secured Property	the property subject to a Security.

Securities Act	the Securities Act of 1933, as amended.

Securities Laws	in respect of a Transaction Party or Lost Creek, all securities, companies and corporations laws, together with all regulations, rules and policy statements under those laws, which are applicable to that Transaction Party or Lost Creek, including the applicable laws of the United States of America and Canada or a State, Province or Territory of either of them.

Facility Agreement page 23

1 Definitions and interpretations

Term	Meaning

Security	any security created or expressed to be created in favour of a Finance Party by a Security Document.

Security Document

1   the Borrower Security Agreement;

2    the Lost Creek Mortgage, until released in accordance with its terms under clause 9.26(b)(1);

3    the Lost Creek Pledge Agreement, until released in accordance with its terms under clause 9.26(b)(1);

4    the pledge over all of the outstanding and future shares in the capital stock of Pathfinder to be granted by the Borrower in favour of the Agent and the Financier under clause 2.2(c);

5    the guarantee and indemnity given by a Guarantor under clause 13.17;

6 the Deposit Account Control Agreement;

7 any Encumbrance granted by a Guarantor under clause 13.17; and

8 each Collateral Security.

Security Provider

a person who has granted a Security, but not Lost Creek after the Financier’s secured interests under the Lost Creek Mortgage and the Lost Creek Pledge Agreement have been released in accordance with their terms under clause 9.26(b)(1).

Shares	fully paid shares of the common stock in the capital of the Parent.

Shirley Basin Property	the property located in the Shirley Basin mining district in the State of Wyoming being the mine site commonly referred to as the Shirley Basin Mine, in the area within the DEQ issued mine permit No. 345C.

State Documents

1    the State Financing Agreement;

2    the agreement entitled ‘Mortgage, Assignment of Revenues, Security, Agreement, Fixture Filing and Financing Statement’ to be granted by Lost Creek in favour of Sweetwater County, Wyoming in relation to the Mineral Rights for the Lost Creek Project;

3    the guarantee agreements, each entitled ‘Guarantee’, to be granted by the Borrower and the Parent in favour of Sweetwater County, Wyoming;

4    the indenture of trust to be made between Sweetwater County, Wyoming and the trustee identified in that indenture of trust;

Facility Agreement page 24

1 Definitions and interpretations

Term	Meaning

5    the pledge over all of the outstanding and future membership interests of Lost Creek to be granted by the Borrower in favour of Sweetwater County, Wyoming; and

6    other related security documents entered into between Lost Creek, Sweetwater County, Wyoming and the trustee identified in those security documents.

State Facility	a facility which complies with the requirements of clause 9.17(b).

State Financial Close	the date on which all of the conditions precedent in the State Financing Agreement are satisfied and funding has been provided under that agreement.

State Financing Agreement	the agreement entitled ‘Financing Agreement’ to be made between Sweetwater County, Wyoming and Lost Creek.

State Leases	1 State of Wyoming Uranium Lease No. 0-40814; 2 State of Wyoming Uranium Lease No. 0-41041; 3 State of Wyoming Uranium Lease No. 0-41765; and 4 State of Wyoming Uranium Lease No. 0-42115.

Subsidiary	a Person over which another Person has Control.

Surety Obligation

any guaranty, suretyship, letter of credit, letter of comfort or any other obligation:

1    to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of;

2    to indemnify any person against the consequences of default in the payment of; or

3    to be responsible for,

any debt or monetary liability of another person or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of any other person.

Tax

1    any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding including goods and services tax; or

2    any income, stamp or transaction duty, tax or charge,

which is assessed, levied, imposed or collected by any Government Agency and includes any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above.

Facility Agreement page 25

1 Definitions and interpretations

Term	Meaning

Third Corporate Facility Agreement	the syndicated facility agreement to be arranged by the Agent and to be entered into between the Borrower, the Parent, the Agent and financiers to be agreed by the parties.

Third Corporate Facility Security	any security created or expressed to be created in favour of the financiers under the Third Corporate Facility Agreement by the Security Documents (as that term is defined in the Third Corporate Facility Agreement).

Title Document	any original, duplicate or counterpart certificate or document of title.

Transaction Document

1    this agreement;

2    each Security Document;

3    any Guarantee Assumption Agreement;

4    the Promissory Note;

5    the Warrant Certificate;

6    any document or agreement entered into or given under any of the above;

7    any other document that the Agent and the Borrower agree in writing to be a Transaction Document; and

8    all amendments, modifications, extensions, replacements and substitutions to any of the above.

Transaction Party	1 the Borrower; 2 each Guarantor; 3 each Security Provider; and 4 any other person that the Borrower and the Agent agree is a Transaction Party.

TSX	the Toronto Stock Exchange.

TSX Approvals

each approval of the TSX that is required in connection with the transactions contemplated in the Transaction Documents, including:

1    the provision of the Facility;

2    the issuance of the Warrants; and

3    the issuance and listing of Shares on the exercise of the Warrants.

Facility Agreement page 26

1 Definitions and interpretations

Term	Meaning

TSX Business Day	a day on which trading takes place on the TSX.

Undrawn Commitment	at any time, the Commitment less the Principal Outstanding at that time.

Value Date	the date 2 LIBOR Business Days before the first day of an Interest Period.

Warrant	a warrant to purchase Shares which is to be issued to the Warrant Holder under clause 7.1 and which is exercisable at the Exercise Price.

Warrant Certificate	a certificate in the form of Error! Reference source not found..

Warrant Holder	the Financier or the Financier’s nominee.

Warrant Share	each Share received by the Financier or the Financier’s nominee on the exercise of a Warrant.

WOC Proceeding	the administrative challenge brought by the Wyoming Outdoor Council requesting that the Wyoming State Office of the Bureau of Land Management review and stay its decision with respect to its Record of Decision.

Work Fee	a non-refundable, non-rebateable fee of $50,000 paid in cash by the Borrower to the Agent upon acceptance of the Agent’s mandate to arrange the Facility.

1.2	Interpretations

In this agreement headings and bold type are for convenience only and do not affect the interpretation of this agreement and, unless the context requires otherwise:

(a)	words indicating the singular include the plural and vice versa;

(b)	words indicating a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

Facility Agreement page 27

1 Definitions and interpretations

(d)	an expression suggesting or referring to a natural person or an entity includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e)	a reference to any thing (including any right) includes a part of that thing but nothing in this clause 1.2(e) implies that performance of part of an obligation constitutes performance of the obligation;

(f)	a reference to a clause, party, annexure, exhibit, attachment or schedule is a reference to a clause of, and a party, annexure, exhibit, attachment and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit, attachment and schedule;

(g)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h)	a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(i)	a reference to liquidation includes official management, appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding up, dissolution, deregistration, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or a similar procedure or, where applicable, changes in the constitution of any partnership or person, or death;

(j)	a reference to a party to any document includes that party’s successors and permitted assigns;

(k)	a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(l)	a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m)	a reference to a document includes any agreement in writing, or any certificate, notice, deed, instrument or other document of any kind;

(n)	no provision of this agreement may be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision;

(o)	a reference to a body, other than a party to this agreement (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(p)	a Default is ‘continuing’ if it has not been waived in writing by, or remedied to the reasonable satisfaction of, the Agent; and

(q)	references to time are to Denver, Colorado time, unless otherwise stated.

Facility Agreement page 28

2 Conditions precedent and conditions subsequent

1.3	Inclusive expressions

Specifying anything in this agreement after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

1.4	Business Day

Except where clause 6.2 applies or as otherwise provided under this agreement, where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the succeeding Business Day.

1.5	Accounting Standards

Any accounting practice or concept relevant to this agreement is to be construed or determined in accordance with the Accounting Standards.

2	Conditions precedent and conditions subsequent

2.1	Conditions precedent to the first Funding Portion

The Financier is not obliged to provide the first Funding Portion or the Commitment until the Agent has received all of the following in form and of substance satisfactory to the Agent:

(a)	officer’s certificate: an officer’s certificate given in respect of each of the Borrower and the Parent and dated no more than 5 Business Days before the first Funding Date;

(b)	constitution: a certified copy of the memorandum and articles of association, articles of incorporation, amalgamation, articles of organization, by-laws, constitution, operating agreement, or other constituent documents of each Transaction Party;

(c)	corporate authorization: a certified copy of a resolution of the board of directors for each Transaction Party, approving the provision of the Facility by the Financier and the transactions contemplated by the Transaction Documents, authorizing execution by the Borrower of the Transaction Documents to which it is a party, and authorizing a person or persons (being Authorized Officers) to sign notices, certificates or other documents in connection with the Transaction Documents on behalf of the Borrower;

(d)	authorized signatories: a certified copy of the signatures of all Authorized Officers of the Borrower who will sign notices, certificates or other documents in connection with the Transaction Documents on its behalf;

(e)	Transaction Documents: originals of each Transaction Document duly executed by all parties to them other than the Finance Parties and, where applicable:

(1)	with evidence satisfactory to the Agent that all Taxes applicable to the Transaction Documents have been or will be duly paid; and

(2)	in recordable form together with all executed documents necessary to record them;

Facility Agreement page 29

2 Conditions precedent and conditions subsequent

(f)	Material Agreements: a true and complete copy of each of the Material Agreements available on the first Funding Date, in each case as executed by all parties to them and, where applicable, stamped and registered;

(g)	RMB Promissory Note: evidence that all amounts outstanding under the RMB Promissory Note have been repaid or will be repaid by the proceeds of the first Funding Portion;

(h)	budget: a copy of the agreed Corporate and Project Budget initialled by the Borrower and the Agent for identification purposes;

(i)	Financial Reports: a copy of the consolidated audited Financial Report for the Borrower Group for the year ending 31 December 2012;

(j)	perfection of Security: evidence that each Security is first ranking in point of security and enforcement and has been registered and perfected in a manner satisfactory to the Agent;

(k)	Project Documents: copies of each Project Document relating to the Lost Creek Project, executed by all parties to them;

(l)	due diligence: the completion of any technical, legal and commercial due diligence investigations with respect to each Transaction Party, the Project Assets of the Lost Creek Project and the other Secured Property;

(m)	good title: evidence that the Transaction Parties have record title to the Secured Property and Lost Creek has record title to the Project Assets of the Lost Creek Project;

(n)	Mineral Rights: evidence that:

(1)	Lost Creek is the legal holder of the Mineral Rights in relation to the Lost Creek Project and that the Key Mineral Rights for that Project are valid and in good standing; and

(2)	the Key Mineral Rights give Lost Creek all rights required to enable it to conduct the Lost Creek Project in accordance with the Corporate and Project Budget;

(o)	enquiries: results of searches, enquiries and requisitions in respect of each Transaction Party, the Project Assets of the Lost Creek Project and the other Secured Property.

(p)	Authorizations: evidence that all Authorizations have been obtained in connection with the transactions contemplated by the Documents;

(q)	Funding Account: evidence that the Funding Account has been established;

(r)	Warrants: evidence that the Warrants have been issued in accordance with clause 7.1;

(s)	certificate regarding Material Adverse Effect: a certificate of the Borrower stating that since the end of the accounting period for the Financial Reports referred to in clause 2.1(i), no event has occurred (and is continuing) which has, or could reasonably be expected to have, a Material Adverse Effect;

(t)	legal opinions:

(1)	an opinion from Fasken Martineau DuMoulin LLP in respect of the applicable laws of Canada in relation to, among other things, due execution of this agreement by the Parent;

(2)	an opinion from Davis Graham & Stubbs LLP in respect of:

Facility Agreement page 30

2 Conditions precedent and conditions subsequent

(A)	the applicable laws of the State of Colorado in relation to, among other things due incorporation of the Borrower, due execution of the Transaction Documents by the Borrower and enforceability of the Transaction Documents which are governed by Colorado law; and

(B)	the applicable laws of the State of Wyoming in relation to, among other things, due execution of the Transaction Documents by Lost Creek and enforceability of the Transaction Documents which are governed by Wyoming law.

(u)	BCA Litigation: evidence that the time for interlocutory appeal of the U.S. District Court of Wyoming’s favourable resolution of the motion for preliminary injunction in the BCA Litigation has passed;

(v)	WOC Proceeding: evidence that the time for interlocutory appeal by the Wyoming Outdoor Council of the Wyoming State Office of the Bureau of Land Management’s decision not to stay implementation of the Record of Decision in the WOC Proceeding has passed;

(w)	Environmental Bonding: evidence that each Transaction Party has complied with all of its obligations in respect of Environmental Bonding in accordance with the requirements of any Environmental Law relating to the Lost Creek Project and the Project Areas relating to that Project;

(x)	insurance: evidence that the Transaction Parties have complied with clause 9.24;

(y)	Initial Transaction Costs: evidence that the Initial Transaction Costs have been or will be paid in full at the time the first Funding Portion is provided;

(z)	know your customer: all documents and other evidence requested by the Agent in order for the Finance Parties to carry out all necessary ‘know your customer’, ‘know your client’, ‘client vetting’ or other similar checks in relation to each Transaction Party;

(aa)	other approvals: evidence that all other approvals necessary for the transactions contemplated by the Transaction Documents have been obtained; and

(bb)	other matters: any other certificates, Authorizations, documents, matters or things which the Agent or the Financier reasonably requires.

2.2	Conditions precedent to the first Funding Portion for the Pathfinder Acquisition

If the proceeds of a Funding Portion are to be applied for the purposes described in clause 3.2(a), the Financier is not obliged to provide the Funding Portion until the Agent has received, in addition to the items listed in clause 2.1, all of the following in form and of substance satisfactory to the Agent:

(a)	Material Agreements: a true and complete copy of each of the Material Agreements not already delivered under clause 2.1, in each case as executed by all parties to them and, where applicable, stamped and registered;

(b)	Pathfinder SPA: evidence that, at the time the initial Funding Portion is to be provided for the purposes described in clause 3.2(a):

(1)	all conditions precedent under the Pathfinder SPA have been satisfied or (with the prior written consent of the Agent, not to be unreasonably withheld or delayed) waived;

(2)	completion under the Pathfinder SPA has occurred or will occur; and

Facility Agreement page 31

2 Conditions precedent and conditions subsequent

(3)	the Borrower has received or will receive all transfers, consents and other documents required for it to take good title to the shares in the capital stock of Pathfinder (including any third party consents which are required to be obtained under any Project Document);

(c)	Pathfinder Pledge Agreement: evidence that the Borrower has duly executed a pledge in the customary form, and in a form and substance satisfactory to the Agent, over all of the outstanding and future shares in the capital stock of Pathfinder in favour of the Agent and the Financier;

(d)	accession of Pathfinder as Guarantor: evidence that Pathfinder has duly executed a Guarantee Assumption Agreement and has delivered all other documentation required under clause 13.17;

(e)	share certificates: original share certificates for the shares in Pathfinder, together with executed blank share transfer forms and any other document required to give effect to a transfer of those shares pursuant to the Pathfinder Pledge Agreement;

(f)	Project Documents: copies of each Project Document relating to the Pathfinder Uranium Projects executed by all parties to them;

(g)	due diligence: the completion of any legal and commercial due diligence investigations with respect to the Project Assets of the Pathfinder Uranium Projects;

(h)	Environmental Bonding: evidence that Pathfinder has complied with all of its obligations in respect of Environmental Bonding in accordance with the requirements of any Environmental Law relating to the Pathfinder Uranium Projects and the Project Area relating to those projects;

(i)	Mineral Rights: evidence that Pathfinder is the legal holder of the Mineral Rights in relation to the Pathfinder Uranium Projects and that the Key Mineral Rights for those projects are valid and in good standing;

(j)	enquiries: results of searches, enquiries and requisitions in respect of Pathfinder, the Project Assets of the Pathfinder Uranium Projects, and the other Secured Property of Pathfinder;

(k)	other approvals: evidence that all approvals necessary for the transactions contemplated by the Transaction Documents, other than those already obtained under clause 2.1, have been obtained; and

(l)	other matters: any other certificates, Authorizations, documents, matters or things which the Agent or the Financier reasonably requires.

2.3	Conditions precedent to all Funding Portions

The Financier is not obliged to provide any Funding Portion until the following conditions are fulfilled to the satisfaction of the Agent:

(a)	Funding Notice: a Funding Notice has been provided by the Borrower to the Agent that complies with clause 4.2;

(b)	Funding Date: the Funding Date for the provision of a Funding Portion, is a Business Day within the Availability Period;

(c)	Commitment: in respect of the provision of a Funding Portion, the Commitment will not be exceeded by providing the Funding Portion;

(d)	amount of Funding Portion: in the case of a drawing for the purposes described in 3.2(b), the Funding Portion is for an amount that, when aggregated with all other readily available funds of the Borrower, does not exceed the amount which is equal to the amount forecast by the Corporate and Project Budget to be expended by the Borrower and Lost Creek during the period of 30 days following the proposed Funding Date;

Facility Agreement page 32

3 Commitment, purpose and availability of Facility

(e)	no Default: no Default has occurred which is continuing and no Default will result from the Funding Portion being provided;

(f)	no Material Adverse Effect: no event has occurred which has had, or is likely to have, a Material Adverse Effect and no event has occurred which will prevent the Transaction Parties from developing or operating the Projects in accordance with the Corporate and Project Budget; and

(g)	representations and warranties: the representations and warranties set out in clauses 8.1 and 8.2 are true and correct at the Funding Date

2.4	Conditions subsequent

The Borrower must:

(a)	within 10 Business Days following the first Funding Date, provide a perfection certificate in the customary form with respect to the Lost Creek Mortgage and the Borrower Security Agreement in a form and substance satisfactory to the Agent, including:

(1)	with respect to the Lost Creek Mortgage, a written list of all material personal property at the Lost Creek Project; and

(2)	with respect to the Borrower Security Agreement, a written list of all of the Borrower’s material personal property; and

(b)	use commercially reasonable endeavours to obtain and enter into a Deposit Account Control Agreement with a bank or financial institution and on terms acceptable to the Agent as soon as possible after Financial Close.

2.5	Certified copies

An Officer of the relevant Transaction Party must certify a copy of a document given to a Finance Party under clauses 2.1 and 2.2 to be a true copy of the original document. The certification must be made no more than 5 Business Days before the date on which it is provided.

2.6	Benefit of conditions precedent

A condition in this clause 2 is for the benefit only of the Finance Parties and only the Agent acting on the instructions of the Financier may waive it.

3	Commitment, purpose and availability of Facility

3.1	Provision of Commitment

The Financier must make the Commitment available to the Borrower on the terms of this agreement.

3.2	Purpose

The Borrower must use the proceeds of each Funding Portion under the Facility only for:

Facility Agreement page 33

3 Commitment, purpose and availability of Facility

(a)	if State Financial Close has occurred:

(1)	funding the Pathfinder Acquisition or to reimburse the Borrower for the cost of the Pathfinder Acquisition incurred up until that date;

(2)	the development of the Pathfinder Uranium Projects;

(3)	agreed general corporate purposes in accordance with the Corporate and Project Budget; and

(4)	any other purpose that the Agent approves in writing; or

(b)	until State Financial Close occurs:

(1)	the repayment of all amounts owed by the Parent to the Financier under the RMB Promissory Note;

(2)	working capital for the development of the Lost Creek Project in accordance with the Corporate and Project Budget;

(3)	agreed general corporate purposes; and

(4)	any other purpose that the Agent approves in writing.

3.3	Cancellation of Commitment during Availability Period

(a)	The Borrower may cancel the whole or any part of the Undrawn Commitment by giving the Agent at least 10 days’ prior written notice.

(b)	A partial cancellation of the Undrawn Commitment may only be made in an integral multiple of $1,000,000.

(c)	The Commitment is cancelled to the extent of the portion of the Undrawn Commitment cancelled under this clause 3.3.

(d)	A notice given under clause 3.3(a) is irrevocable.

3.4	Cancellation at end of Availability Period

On the last day of the Availability Period, the Commitment is automatically cancelled to the extent of the Undrawn Commitment.

3.5	Voluntary prepayment

(a)	The Borrower may prepay any of the Principal Outstanding by giving the Agent at least 10 days’ prior written notice specifying the prepayment date and the amount to be prepaid.

(b)	Prepayment of part of the Principal Outstanding may only be made in an integral multiple of $1,000,000.

(c)	The Borrower must prepay the Principal Outstanding specified in the prepayment notice on the prepayment date specified in the notice together with:

(1)	all unpaid interest accrued to the prepayment date in respect of the prepaid amount; and

(2)	the amount of any Break Costs in accordance with clause 14.2.

(d)	The Commitment is reduced by any amount of Principal Outstanding prepaid under this clause 3.5 and accordingly, a prepaid amount may not be redrawn.

(e)	A notice given under clause 3.5(a) is irrevocable.

Facility Agreement page 34

4 Funding and rate setting procedures

3.6	Mandatory prepayment

(a)	If State Financial Close occurs, the Borrower must cause Lost Creek to:

(1)	make a drawing under the State Facility of an amount of $5,000,000; and

(2)	transfer the proceeds of that drawing to the Borrower.

(b)	The Borrower must immediately apply any proceeds received from Lost Creek under 3.6(a) as a mandatory prepayment of the Principal Outstanding.

(c)	On or before 31 December 2013, the Borrower must, in addition to the prepayment under 3.6(b), prepay $5,000,000 of the Principal Outstanding together with the amount of any Break Costs in accordance with clause 14.2.

(d)	If the Pathfinder Acquisition occurs and the Borrower subsequently sells any of the assets of Pathfinder, the Borrower must, subject to clause 3.6(f), immediately apply any proceeds received from those sales as a mandatory prepayment of the Principal Outstanding together with the amount of any Break Costs in accordance with clause 14.2.

(e)	The Borrower must, subject to clause 3.6(f), immediately apply any proceeds received from the exercise of the Warrants as a mandatory prepayment of the Principal Outstanding together with the amount of any Break Costs in accordance with clause 14.2.

(f)	If prepayment under clauses 3.6(d) or 3.6(e) would result in the Borrower incurring Break Costs, the Borrower is permitted to delay the relevant prepayment until the next Interest Payment Date. Pending prepayment, the relevant proceeds must be retained in the Funding Account and must not be used for any other purpose or taken into account for the purpose of any calculation made under this agreement.

(g)	The Commitment is reduced by any amount of Principal Outstanding prepaid under this clause 3.6, and a prepaid amount may not be redrawn.

3.7	Cancellations and prepayments in inverse order

(a)	If there is a cancellation of the Undrawn Commitment under clause 3.3 or 3.4, the Repayment Amounts up to the amount of the cancellation are to be cancelled in inverse order of maturity.

(b)	A prepayment under clause 3.5 or 3.6 is to be applied to reduce the Repayment Amounts in inverse order of maturity.

4	Funding and rate setting procedures

4.1	Delivery of Funding Notice

(a)	If the Borrower requires the provision of a Funding Portion it must deliver to the Agent a Funding Notice.

(b)	The Agent must notify the Financier of the contents of each Funding Notice as soon as reasonably practicable and in any event within 1 Business Day after the Agent receives the Funding Notice.

Facility Agreement page 35

4 Funding and rate setting procedures

4.2	Requirements for a Funding Notice

A Funding Notice to be effective must be:

(a)	in writing in the form of, and specifying the matters required in, Schedule 2; and

(b)	received by the Agent before 11.00 am Sydney time on a Business Day at least 5 Business Days before the proposed Funding Date (or any shorter period that the Agent agrees in writing).

4.3	Irrevocability of Funding Notice

The Borrower is irrevocably committed to draw Funding Portions from the Financier in accordance with each Funding Notice given to the Agent.

4.4	Amount of Funding Portions

The Borrower must ensure that the amount of each Funding Portion is in accordance with the amounts set out in the Corporate and Project Budget unless otherwise agreed upon between the Borrower and the Agent.

4.5	Frequency of Funding Portions

The Borrower may not deliver Funding Notices to the Agent more frequently than once a month (in accordance with the Corporate and Project Budget) unless otherwise agreed upon between the Borrower and the Agent.

4.6	Interest Periods

(a)	Each Interest Period must be of 90 days or any other period that the Agent agrees upon with the Borrower.

(b)	If an Interest Period ends on a day which is not a Business Day, it is regarded as ending on the next Business Day in the same calendar month or, if none, the preceding Business Day.

(c)	An Interest Period for a Funding Portion commences either on the first Funding Date for that Funding Portion or on the last day of the immediately preceding Interest Period for that Funding Portion.

(d)	Each Interest Period which commences prior to a Quarterly Date and would otherwise end after that Quarterly Date, ends on that Quarterly Date.

(e)	No Interest Period in respect of a Funding Portion may end after the Final Repayment Date.

4.7	Determination of Funding Rate

(a)	The Agent must notify the Financier and the Borrower of the Funding Rate for an Interest Period as soon as reasonably practicable, and in any event within 2 Business Days, after it has made its determination of LIBOR.

(b)	In the absence of manifest error, each determination of LIBOR by the Agent is conclusive evidence of that rate against the Borrower.
Facility Agreement page 36

5 Facility

5	Facility

5.1	Provision of Funding Portions

If the Borrower gives a Funding Notice, the Financier must pay into the Funding Account the specified Funding Portion in Same Day Funds in Dollars on the specified Funding Date and in accordance with that Funding Notice.

5.2	Repayment

(a)	The Borrower must repay the Principal Outstanding by paying on each Repayment Date the lesser of:

(1)	the Repayment Amount payable on that date as set out in the Repayment Schedule; and

(2)	the Principal Outstanding.

(b)	The Commitment and the Principal Outstanding under the Facility is reduced on each Repayment Date by the amount paid in accordance with clause 5.2(a).

5.3	Repayment of other Secured Moneys

All unpaid Secured Moneys must in any event be paid on or before the Final Repayment Date or on any other date on which the Principal Outstanding is or is required to be repaid in full.

5.4	Interest

(a)	The Borrower must pay interest on the Principal Outstanding for each Interest Period at the Funding Rate for the Interest Period.

(b)	The Borrower must pay accrued interest in arrears on each Interest Payment Date.

5.5	Calculation of per annum interest rate

(a)	Interest is calculated on daily balances on the basis of a 360 day year and for the actual number of days elapsed from and including the first day of each Interest Period to, but excluding, the last day of the Interest Period or, if earlier, the date of prepayment or repayment of the relevant Funding Portion under this agreement.

(b)	Despite anything contained in any Transaction Document, all of the Transaction Documents are limited so that in no event will the total liability for payments in the nature of interest, additional interest and other charges exceed the applicable limits imposed by any applicable usury laws. If any payments in the nature of interest, additional interest and other charges made under any Transaction Document are held to be in excess of the limits imposed by any applicable usury laws, it is agreed that any amount held to be in excess will be considered payment of principal under this agreement, and the indebtedness evidenced under this agreement will be reduced by the amount so that the total liability for payments in the nature of interest, additional interest and other charges will not exceed the applicable limits imposed by that applicable usury law, in compliance with the wishes of the Borrower, each Guarantor, the Financier and the Agent. This provision will never be superseded or waived, and will control every other provision of the Transaction Documents and all agreements between the Transaction Parties and the Finance Parties, and their successors and assigns.

Facility Agreement page 37

6 Payments

5.6	Market Disruption Event

(a)	If a Market Disruption Event occurs in relation to a Funding Portion for any Interest Period, then the interest payable by the Borrower for the Interest Period will be the rate per annum which is the sum of:

(1)	the Margin; and

(2)	the rate notified to the Borrower by the Agent as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the actual cost to the Financier of funding that Funding Portion from whatever source it may reasonably select.

(b)	In this agreement, Market Disruption Event means:

(1)	at or about noon in London on the first day of the relevant Interest Period, the LIBOR01 Page is not available or 2 or fewer rates are quoted for the relevant period on the LIBOR01 Page at the relevant time, and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR for the relevant currency and period; or

(2)	before close of business in London on the Value Date for the relevant Interest Period, the Agent receives notification from the Financier that the cost to it of obtaining matching deposits on the Value Date would be in excess of LIBOR.

(c)	No Transaction Party may disclose to any person any information in relation to this clause 5.6 or any rates notified by a Finance Party under this clause 5.6 without the prior written consent of the Financier, except if a Transaction Party is required by law or stock exchange rule to do so.

6	Payments

6.1	Manner of payment

All payments by a Transaction Party under the Transaction Documents must be made:

(a)	in Same Day Funds;

(b)	in Dollars; and

(c)	no later than 1.00 pm at the local time of the place where the account specified by the Agent is located, on the due date,

to the Agent’s account as specified by the Agent to the Borrower or in any other manner the Agent directs by written notice to the Borrower from time to time.

6.2	Payments on a Business Day

If a payment is due on a day which is not a Business Day, the due date for that payment is the next Business Day in the same calendar month or, if none, the preceding Business Day, and interest must be adjusted accordingly.

Facility Agreement page 38

6 Payments

6.3	Payments in gross

All payments which a Transaction Party is required to make under any Transaction Document must be without:

(a)	any set-off, counterclaim or condition; or

(b)	any deduction or withholding for any Tax or any other reason unless the Transaction Party is required to make a deduction or withholding by applicable law.

6.4	Additional payments

If:

(a)	any Transaction Party is required to make a deduction or withholding in respect of Tax (other than Excluded Tax) from any payment to be made to a Finance Party under any Transaction Document; or

(b)	a Finance Party is required to pay any Tax (other than Excluded Tax) in respect of any payment it receives from a Transaction Party or the Agent under any Transaction Document,

the Transaction Party:

(c)	indemnifies each Finance Party against that Tax; and

(d)	must pay to each Finance Party an additional amount which the Agent determines to be necessary to ensure that each Finance Party receives when due a net amount (after payment of any Tax in respect of each additional amount) that is equal to the full amount it would have received if a deduction or withholding or payment of Tax had not been made.

6.5	Taxation deduction procedures

If clause 6.4(a) applies:

(a)	the Transaction Party must pay the amount deducted or withheld to the appropriate Government Agency as required by law; and

(b)	the Transaction Party must:

(1)	use reasonable endeavours to obtain a payment receipt from the Government Agency (and any other documentation ordinarily provided by the Government Agency in connection with the payment); and

(2)	within 2 Business Days after receipt of the documents referred to in clause 6.5(b)(1), deliver copies of them to the Agent.

6.6	Tax Credit

If a Transaction Party makes an additional payment under clause 6.4 for the benefit of a Finance Party, and the Finance Party determines that:

(a)	a credit against, relief or remission for, or repayment of any Tax (Tax Credit) is attributable to that additional payment; and

(b)	the Finance Party has obtained, utilised and retained that Tax Credit (which the Finance Party will use reasonable endeavours to do),

then the Finance Party must pay an amount to the Transaction Party which the Finance Party reasonably determines will leave it (after that payment) in the same after Tax position as it would have been in had the additional payment not been made by the Transaction Party.

Facility Agreement page 39

6 Payments

6.7	Tax affairs

Nothing in clause 6.6:

(a)	interferes with the right of any Finance Party to arrange its tax affairs in any manner it thinks fit;

(b)	obliges any Finance Party to investigate the availability of, or claim, any Tax Credit; or

(c)	obliges any Finance Party to disclose any information relating to its tax affairs or any tax computations.

6.8	Amounts payable on demand

If any amount payable by a Transaction Party under any Transaction Document is not expressed to be payable on a specified date, that amount is payable by the Transaction Party within 3 Business Days following written demand by the Agent.

6.9	Appropriation of payments

(a)	Except where clause 6.9(b) applies, following the occurrence of any Event of Default, all payments made by a Transaction Party under a Transaction Document may be appropriated as between principal, interest and other amounts as the Agent determines or, if no Event of Default has occurred, in the following order:

(1)	first, towards reimbursement of all fees, costs, expenses, charges, damages and indemnity payments due and payable by the Transaction Parties under the Transaction Documents;

(2)	second, towards payment of interest due and payable under the Transaction Documents; and

(3)	third, towards repayment or prepayment of the Principal Outstanding.

(b)	Any money recovered by a Finance Party as a result of the exercise of a Power under a Security Document must be appropriated in the manner provided in that Security Document.

(c)	Any appropriation under clauses 6.9(a) or 6.9(b) overrides any appropriation made by a Transaction Party.

6.10	Currency exchanges

If the Agent receives an amount under a Transaction Document in a currency which is not in the Relevant Currency, the Agent:

(a)	may convert the amount received into the Relevant Currency in accordance with its normal procedures; and

(b)	is only regarded as having received the amount that it has converted into the Relevant Currency.

Facility Agreement page 40

7 Warrants

6.11	Status of Finance Parties

The Agent will, when requested by the Borrower, provide the Borrower with executed originals of IRS Form W-8BEN relating to the Finance Parties no later than 5 Business Days prior to the first Interest Payment Date, provided that the Agent has been given sufficient notice by the Borrower in order to comply with the Borrower’s request.

7	Warrants

7.1	Warrants

On or before Financial Close, the Parent must:

(a)	issue 4,294,167 Warrants to the Warrant Holder; and

(b)	provide to the Warrant Holder a Warrant Certificate or Warrant Certificates in respect of the Warrants in the name of the applicable Warrant Holder.

7.2	Issue of Warrants

(a)	The issue of Warrants under clause 7.1 will be subject to the Parent obtaining all applicable TSX Approvals and NYSE MKT Approvals and all other approvals required under applicable laws.

(b)	The Parent must use its best endeavours to ensure the Warrants are promptly issued in accordance with clauses 7.1 and 7.2(a).

(c)	All Warrants issued under clause 7.1 will be issued at no additional cost to the Warrant Holder or any Finance Party.

(d)	All Warrants will be transferable by the Warrant Holder (and by its successive transferees) in accordance with the terms of the Warrant Certificate.

7.3	Exercise of Warrants

(a)	The Warrant Holder may exercise any Warrants in accordance with the terms of the Warrant Certificate and subject to any applicable laws or requirements of the TSX and the NYSE MKT, at any time before the applicable Expiry Date.

(b)	The proceeds payable by the Warrant Holder to exercise a Warrant will be applied as a mandatory prepayment of the Principal Outstanding under clause 3.6(e).

7.4	Ranking of Shares and Warrants

(a)	Each Share received by the Warrant Holder on the exercise of a Warrant issued to the Warrant Holder under this clause 7, ranks in all respects pari passu with the other then existing issued Shares, but will not in the case of the exercise of a Warrant carry any rights to any dividends or other distributions declared or paid or made on the Shares before the date that Warrant is exercised.

(b)	Each Warrant issued to the Warrant Holder under this clause 7 ranks in all respects pari passu with the other then existing issued warrants to purchase Shares.

Facility Agreement page 41

7 Warrants

7.5	Registration under Securities Laws

(a)	If the Parent:

(1)	is no longer a ‘foreign issuer’ as defined in Rule 902 under the Securities Act; and

(2)	prepares and files with the U.S. Securities and Exchange Commission a Registration Statement on Form S-3 or other equivalent form (Registration Statement),

it must also provide in the Registration Statement for the resale by the Financier or its nominee (as applicable) of the Warrant Shares.

(b)	The Parent must notify the Agent in writing of the fact that it will no longer be a ‘foreign issuer’ as defined in Rule 902 under the Securities Act as soon as practicable after becoming so aware.

(c)	The Parent must use its reasonable best efforts to cause the registration to be declared effective as soon as practicable following filing. Following the Registration Statement being declared effective, the Parent must maintain the effectiveness and availability of the Registration Statement until the earlier of:

(1)	the last occurring Expiry Date;

(2)	the date on which the Financier or the Financier’s nominee (as applicable) no longer holds any of the Warrant Shares registered in the Registration Statement; or

(3)	the date on which the Warrant Shares are capable of being sold without limitation, other than any applicable volume restrictions, under Rule 144 under the Securities Act.

(d)	The Financier must provide any information which is required under the Securities Act relating to the Financier for inclusion in the Registration Statement.

(e)	If, during the time that the Registration Statement is effective, the Parent notifies the Financier that the Registration Statement contains a material misstatement or omission:

(1)	the Financier must cease any resale of the Warrant Shares pursuant to the relevant Registration Statement until it is notified that resales may be resumed; and

(2)	the Parent must use its best efforts to supplement the relevant Registration Statement as soon as practicable to make the disclosures in that Registration Statement correct and complete.

7.6	Approvals for issue of Shares

(a)	The Parent must maintain all approvals required to permit the exercise of the Warrants and the issue of the Warrant Shares.

(b)	Without limiting the Parent’s obligations under clause 7.6(a), if any approvals are required for the Parent to lawfully and validly permit the exercise of the Warrants in accordance with their terms or the issuance of the Warrant Shares, the Parent must use its best efforts to obtain those approvals, as soon as reasonably practicable.

(c)	To the extent that any approvals are required for exercise of the Warrants, the Parent must issue to the Financier or its nominee (as applicable):

Facility Agreement page 42

8 Representations and warranties

(1)	on the date provided for in this agreement or the Warrant Certificate (as applicable), the maximum number of Warrant Shares which can be issued without those approvals and promptly seek to obtain those approvals for the issuance of the balance of the relevant Warrant Shares (and if any shareholder approvals are required, it will recommend to its shareholders that they approve the issue of the relevant Warrant Shares, and will seek to obtain all approvals no later than 30 days after the relevant date); and

(d)	the balance of the relevant Warrant Shares within 2 Business Days of obtaining the approvals required for the issue of those Warrant Shares.

8	Representations and warranties

8.1	General representations and warranties

Each Transaction Party represents and warrants, for itself and with respect to Lost Creek (as applicable) to and for the benefit of each Finance Party that:

(a)	registration: it is a corporation or limited liability company (as the case may be) registered in accordance with the laws of its place of incorporation or organisation (as the case may be) and is validly existing and in good standing under those laws;

(b)	corporate power: it has the corporate or limited liability company power to own its assets and to carry on its business as it is now being conducted;

(c)	authority: it has power and authority to enter into and perform its obligations under the Documents to which it is expressed to be a party;

(d)	authorizations: it has taken all necessary action to authorize the execution, delivery and performance of the Documents to which it is expressed to be a party;

(e)	binding obligations: the Documents to which it is expressed to be a party constitute its legal, valid and binding obligations and, subject to any necessary stamping and registration, and assuming valid execution by the Finance Parties thereto, are enforceable in accordance with their terms subject to laws generally affecting creditors’ rights and to principles of equity;

(f)	valid Encumbrances:

(1)	upon execution and delivery of a Security Document, that Security Document will be effective to create in favour of the Finance Parties, legal, valid and enforceable Encumbrances on, and security interests in, all right, title and interests of the relevant Transaction Party (as the case may be) in and to the property the subject of that Security Document and the proceeds of that property; and

(2)	in respect of a Security Document where the security interest may be perfected only by possession or control of the property the subject of that Security Document (which possession or control must be given to the Agent by the relevant Transaction Party (as the case may be) to the extent that it is required), after all appropriate filings or recordings are made in the appropriate offices as may be required under applicable law, and, after the Agent takes possession or control of the property that is at any time encumbered pursuant to that Security Document, that Security Document will constitute a fully perfected Encumbrance on, and security interest (with the priority interest it is intended to have under the Transaction Documents) in, all right, title and interest of that Transaction Party in the property the subject of that Security Document and the proceeds of that property, in each case subject to no Encumbrances other than Permitted Encumbrances;

Facility Agreement page 43

8 Representations and warranties

(g)	transaction permitted: the execution, delivery and performance by it of the Documents to which it is expressed to be a party will not breach, or result in a contravention of:

(1)	any law, regulation or Authorization;

(2)	its articles of association, articles of incorporation, articles of organization, by-laws, constitution, operating agreement, or other constituent or organizational documents; or

(3)	any Encumbrance or agreement which is binding on it,

and will not result in:

(4)	the creation or imposition of any Encumbrance on any of its assets other than as permitted under a Transaction Document; or

(5)	the acceleration of the date for payment of any obligation under any agreement which is binding on it;

(h)	no default or breach: no Transaction Party is and nor is Lost Creek:

(1)	in breach of a Transaction Document;

(2)	in breach in a material respect of any law or Authorization;

(3)	in breach in a material respect under any Project Document or other agreement or document binding on it (other than a Transaction Document); and

(4)	in default in the payment of a material sum, or not in compliance with a material obligation in respect of Financial Indebtedness;

(i)	Event of Default: no Event of Default has occurred which is continuing;

(j)	no litigation: other than the BCA Litigation and the WOC Proceeding, no litigation, arbitration, dispute or administrative proceeding has been commenced, is pending or to its knowledge is threatened, which if adversely determined would have a Material Adverse Effect;

(k)	financial information: the most recent Financial Reports or financial statements of the Borrower Group that it has provided to the Agent under clauses 2.1(i) and 9.6(a) give a true and fair view of the financial condition and state of affairs of the Borrower Group as at the date they were prepared;

(l)	no change in affairs: there has been no change in the state of affairs of the Borrower Group since the end of the accounting period for its most recent Financial Reports or accounts referred to in clause 8.1(k) which has had, or is likely to have, a Material Adverse Effect;

(m)	no knowledge of material adverse information: it has no knowledge of any material adverse information in relation to the current and prospective operations of it, any other Transaction Party or Lost Creek other than that which it has disclosed in writing to the Financier;

(n)	representations true: each of its representations and warranties contained in the Documents is correct and not misleading when made or repeated;

Facility Agreement page 44

8 Representations and warranties

(o)	disclosure:

(1)	no representation or warranty of or by it under a Transaction Document, any schedule, annexure or exhibit attached to a Transaction Document, contained in any certificate, list or other writing provided to a Finance Party pursuant to the provisions of a Transaction Document, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements in this agreement or in that Transaction Document, in the light of the circumstances under which they were made, not misleading;

(2)	all information provided to any Finance Party by or on behalf of it in respect of the Documents, the transactions contemplated by them, each Transaction Party and Lost Creek and the assets, business and affairs of each Transaction Party and Lost Creek, is correct as at the time it is given in all material respects and is not, whether by omission of information or otherwise, misleading in any material respect;

(3)	it has not withheld any facts relating to it, the Documents, the transactions contemplated by them, each Transaction Party and Lost Creek, the assets, business and affairs of each Transaction Party and Lost Creek and any thing in connection with them which are material to the decision of the Finance Parties to enter into the Transaction Documents, the transactions contemplated by them, each Transaction Party and Lost Creek and the assets and business affairs of each Transaction Party and Lost Creek;

(4)	all filings made by it with any securities commissions or regulatory authorities or the Toronto Stock Exchange or the NYSE MKT are, at their respective dates, true and correct in all material respects, contain or contained no material misrepresentation and constitute full, true and plain disclosure of all material facts relating to it, and it does not have any confidential filings with any securities commissions or regulatory authorities or the Toronto Stock Exchange;

(5)	the Parent is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the Provinces) and in good standing in the Provinces under applicable Canadian Securities Laws, is not included in a list of defaulting reporting issuers maintained by the securities commissions (or similar regulatory authorities) in any of the Provinces and is not in default of any requirement of the applicable Securities Laws in Canada or the United States of America relating to continuous disclosure and is in compliance with the by-laws, rules and regulations of the TSX and the NYSE MKT;

(p)	legal and beneficial owner: each of the Transaction Parties and Lost Creek is the legal and beneficial owner of:

(1)	its property; and

(2)	all of its assets included in the latest consolidated Financial Report provided by the Borrower,

free and clear of all third party rights, other than those disclosed in those Financial Reports or Permitted Encumbrances, or Permitted Interests, and subject, with respect to the unpatented mining claims and millsites included in the Projects, to the paramount title of the United States of America and the statutory rights of third parties to use the surface or subsurface of the lands within those mining claims and millsites;

Facility Agreement page 45

8 Representations and warranties

(q)	business assets: each of the Transaction Parties and Lost Creek owns, leases or has the lawful right to use all of the assets necessary in a material respect for the conduct of its respective businesses as currently being conducted;

(r)	Secured Property:

(1)	there is no Encumbrance over any of its Secured Property, other than a Permitted Encumbrance; and

(2)	no person holds an interest in its Secured Property other than under a Permitted Encumbrance or a Permitted Interest;

(s)	no assets in Canada: no Transaction Party other than the Parent nor Lost Creek has any assets located in any Canadian province or territory, and in Canada the Parent only has assets (i) in the Province of Ontario and (ii) in the case of the Northwest Territories and Nunuvat only, mining claims over certain property located in those territories;

(t)	no accounts in Canada: no Transaction Party nor Lost Creek has any securities accounts or futures accounts in Canada or with a securities intermediary located in Canada, other than as disclosed to the Financier in writing. No Transaction Party nor Lost Creek has granted control to any Person over, and no other Person has perfection by control over, such securities accounts or futures accounts or any collateral contained therein;

(u)	no immunity: no Transaction Party nor Lost Creek enjoys, nor do any Transaction Party’s or Lost Creek’s assets enjoy, immunity from suit or execution;

(v)	not a trustee: no Transaction Party nor Lost Creek enters into any Document as trustee of any trust or settlement;

(w)	solvency: each of the Transaction Parties and Lost Creek is solvent and is able to pay its debts as and when they become due;

(x)	commercial benefit: the entering into and performance by each of the Transaction Parties and Lost Creek of its obligations under the Documents to which it is expressed to be a party is for the commercial benefit of that Transaction Party or Lost Creek and is in its commercial interests;

(y)	priority of Securities: on and from the date on which it is entered into as required by the terms of this Agreement, each Security granted by it in a Security Document has the priority it is intended to have;

(z)	filing and registration: it has filed all corporate notices and effected all registrations with any relevant Government Agency in the United States of America or Canada, as the case may be, as required by all applicable laws and all those filings and registrations are current, complete and accurate in every material respect;

(aa)	Taxes and fees:

(1)	each of the Transaction Parties and Lost Creek has complied in all material respects with all tax laws in all applicable jurisdictions and it has paid all Taxes due and payable by it (other than Contested Taxes), and no claims are being asserted against it in respect of any Taxes (other than Contested Taxes); and

(2)	each of the Transaction Parties and Lost Creek has paid all registration or other fees, costs and expenses in connection with the execution, performance and enforcement of the Documents, any transaction contemplated by a Document and any Authorizations;

Facility Agreement page 46

8 Representations and warranties

(bb)	group structure:

(1)	the Parent is legal and beneficial owner of 100% of the issued share capital of the Borrower;

(2)	the Borrower is the legal and beneficial owner of all of the membership interests in Lost Creek;

(3)	on and from the Pathfinder Acquisition Date, the Borrower is the legal and beneficial owner of 100% of the issued share capital of Pathfinder;

(4)	the Borrower’s and Parent’s only Subsidiaries are listed in the Group Structure Diagram; and

(5)	the Group Structure Diagram is true and correct in all respects and does not omit any material information or details; and

(cc)	Defined Benefit Plan: no Transaction Party nor Lost Creek has a Defined Benefit Plan.

8.2	Projects representations and warranties

The Borrower represents and warrants to and for the benefit of each Finance Party that:

(a)	Mineral Rights: except as disclosed to the Agent:

(1)	as at the date of this agreement:

(A)	the Key Mineral Rights with respect to the Lost Creek Project are legal, valid and continuing and confer on Lost Creek the material rights required to enable it to develop and operate the Lost Creek Project in accordance with the Corporate and Project Budget;

(B)	Lost Creek has in all material respects complied with its obligations in connection with its Mineral Rights to the extent required to date;

(C)	except for Permitted Encumbrances and Permitted Interests, and subject, with respect to the unpatented mining claims and millsites included in the Lost Creek Project, to the paramount title of the United States of America and the statutory rights of third parties to use the surface or subsurface of the lands within those mining claims and millsites, Lost Creek has record title to the Mineral Rights (but nothing in this Agreement shall be deemed a representation that any unpatented mining claim contains a discovery of a valuable mineral, or that Lost Creek has established or is maintaining pedis possessio rights with respect to any such mining claim);

(2)	as at the Pathfinder Acquisition Date:

(A)	the Key Mineral Rights with respect to the Pathfinder Uranium Projects are legal, valid and continuing and Pathfinder has the material rights required to enable it to develop and operate the Pathfinder Uranium Projects in accordance with the Corporate and Project Budget;

(B)	Pathfinder has in all material respects complied with its obligations in connection with its Mineral Rights to the extent required to date; and

Facility Agreement page 47

8 Representations and warranties

(C)	with effect from the Pathfinder Acquisition Date, to the best of the Borrower’s knowledge, information and belief having made all due enquires, Pathfinder will be the legal and beneficial holder of the Mineral Rights described in Error! Reference source not found., free and clear of all third party rights, other than Permitted Encumbrances and Permitted Interests and subject, with respect to the unpatented mining claims and millsites included in the Pathfinder Uranium Projects, to the paramount title of the United States of America and the statutory rights of third parties to use the surface or subsurface of the lands within those mining claims and millsites (but nothing in this Agreement shall be deemed a representation that any unpatented mining claim contains a discovery of a valuable mineral, or that Pathfinder has established or is maintaining pedis possessio rights with respect to any such mining claim);

(b)	Authorizations:

(1)	the material Authorisations necessary for the current operations of the Projects are in place;

(2)	all fees due and payable in connection with those Authorisations have been paid; and

(3)	each of the Transaction Parties and Lost Creek is in compliance in all material respects with all material Authorizations in respect of itself and the Projects;

(c)	Project Documents:

(1)	no event has occurred or condition exists which would permit the cancellation, termination, forfeiture or suspension of a Project Document to which a Transaction Party or Lost Creek is a party, nor is any party to that Project Document in default under any term of a Project Document in any material respect;

(2)	it has given to the Agent copies of all of the Project Documents, and all copies of those Project Documents and any other documents or agreements (including Authorizations) given by it or on its behalf to the Agent constitute true and complete copies and those documents and agreements are in full force and effect; and

(3)	the Project Documents to which a Transaction Party or Lost Creek is a party contain the entire agreement of the parties to them as to the Projects and supersede all previous agreements and understandings in relation to those aspects of the Projects and there are no other material contracts, agreements or arrangements entered into by a Transaction Party or Lost Creek in connection with the Projects;

(d)	Project Assets: except as disclosed to the Agent and subject, with respect to the unpatented mining claims and millsites forming part of the Projects, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands within those mining claims and millsites:

(1)	Lost Creek has all legal and equitable title to the Project Assets of the Lost Creek Project; and

Facility Agreement page 48

8 Representations and warranties

(2)	from the Pathfinder Acquisition Date, Pathfinder has all legal and equitable title to the Project Assets of the Pathfinder Uranium Projects;

(e)	Project Areas: the Project Areas comprise all of the land, leases and other rights which are required and necessary for the effective, proper and lawful development and operation of the Projects in accordance with the Corporate and Project Budget;

(f)	Environmental Bonding: the Environmental Bonding is the only environmental bonding required to be lodged in accordance with the requirements of any Environmental Law relating to the Projects or the Project Areas as currently conducted;

(g)	Environmental Liabilities:

(1)	there are no material Environmental Liabilities affecting the Lost Creek Project and there are no matters affecting the Lost Creek Project which are likely to give rise to any material Environmental Liabilities other than Environmental Liabilities which exist in accordance with, and do not breach, an Environmental Law or Authorization; and

(2)	to the best of the Borrower’s knowledge, there are no material Environmental Liabilities affecting the Pathfinder Uranium Projects and there are no matters affecting the Pathfinder Uranium Projects which are likely to give rise to any material Environmental Liabilities other than:

(A)	Environmental Liabilities which exist in accordance with, and do not breach, an Environmental Law or Authorization; and

(B)	as identified in the Pathfinder SPA;

(h)	royalties: the only royalties, overriding royalties or production payments in respect of a Mineral Right are the royalties payable under the terms of a Permitted Royalty;

(i)	other business: no Transaction Party nor Lost Creek is involved in, has conducted or conducts any business other than exploration and mining project development and activities incidental to exploration and mining project development, except as set forth in Section 9.19(b); and

(j)	insurances: in respect of the Projects and the Project Assets, each Transaction Party has complied with clause 9.24 and all insurance policies entered into in complying with that clause 9.24 are valid, binding and subsisting and all premiums due under those insurance policies have been paid in full.

8.3	Survival and repetition of representations and warranties

The representations and warranties given under this agreement:

(a)	survive the execution of each Transaction Document; and

(b)	are repeated on the date of each Funding Date and each Quarterly Date with respect to the facts and circumstances then subsisting until:

(1)	the Commitment is cancelled;

(2)	the Secured Moneys are unconditionally repaid in full; and

(3)	each Security is discharged,

or the Agent otherwise agrees in writing.

Facility Agreement page 49

9 Undertakings

8.4	Reliance by Finance Parties

The Borrower acknowledges that each Finance Party has entered into each Transaction Document to which it is a party in reliance on the representations and warranties given under this agreement.

9	Undertakings

9.1	Conduct of Projects

Each Transaction Party must, and must cause Lost Creek to, ensure that there is no change to the scope of the Projects from that assumed in or contemplated in the Corporate and Project Budget, without the written consent of the Agent, and must ensure that:

(a)	the Projects are diligently developed and maintained in accordance with the Corporate and Project Budget, Good Industry Practice and the applicable Authorizations; and

(b)	the Project Assets are maintained in good condition, reasonable wear and tear excepted.

9.2	Projects Covenants

(a)	Project Assets: Each Transaction Party must ensure that:

(1)	Lost Creek owns all Project Assets with respect to the Lost Creek Project (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located);

(2)	no person has any right, title or interest in the Project Assets with respect to the Lost Creek Project, other than Lost Creek, and except for Permitted Interests, Permitted Encumbrances and Permitted Royalties (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located);

(3)	on and from the Pathfinder Acquisition Date, Pathfinder owns all Project Assets with respect to the Pathfinder Uranium Projects (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located);

(4)	on and from the Pathfinder Acquisition Date, no person has any right, title or interest in the Project Assets with respect to the Pathfinder Uranium Projects, other than Pathfinder, and except for Permitted Interests, Permitted Encumbrances and Permitted Royalties (subject, with respect to unpatented mining claims and millsites, to the paramount title of the United States of America and the statutory rights of third parties to use the surface and subsurface of the lands on which the claims and millsites are located); and

Facility Agreement page 50

9 Undertakings

(5)	neither Lost Creek nor on and from the Pathfinder Acquisition Date, Pathfinder, Disposes of, decreases or diminishes its aggregate ownership interest in each Project without the prior written consent of the Agent. For the avoidance of doubt, a sale of an individual Project Asset which is a Permitted Disposal is not to be taken to be a decrease or diminishment of the aggregate ownership interest in the relevant Project.

(b)	Force Majeure Event: Each Transaction Party must, and must cause Lost Creek to, take all action as is reasonably available to it to cause any Force Majeure Event affecting a Project to be remedied as soon as possible after that Force Majeure Event occurs, but the party affected is not obliged to incur expenditure to overcome the events or circumstances which caused the Force Majeure Event which would make uneconomic (in the reasonable opinion of the Agent) the continued development of the Project.

(c)	Access: Each Transaction Party, at the request of the Agent, must, and must cause Lost Creek to ensure that the Finance Parties and representatives of the Finance Parties, on giving reasonable notice, are allowed access at all reasonable times and with reasonable frequency to the Project Areas and the Project Assets to inspect any of the Project Assets and to inspect any books, records, data and information which are in the custody or possession of a Transaction Party or Lost Creek. The Borrower must pay the reasonable costs of expenses of the Agent for:

(1)	one site visit to each Project each year by the Agent and its representatives and consultants; and

(2)	any other site visit to the Projects conducted when a Default has occurred and is continuing.

When exercising its rights under this clause, the Agent and any representatives or consultants of the Agent must comply with all safety requirements and site rules relating to the Projects.

9.3	Environmental issues

Each Transaction Party must, and must ensure that Lost Creek:

(a)	complies in all material respects with all Environmental Laws;

(b)	obtains, at the appropriate time having regard to the status of the Projects, and complies in all material respects with all Environmental Approvals required in connection with the development and operation of the Projects; and

(c)	promptly notifies the Agent of all material claims, complaints or notices concerning its compliance with Environmental Laws and Environmental Approvals.

9.4	Mineral Rights

(a)	Each Transaction Party must ensure that, from the date of this agreement, Lost Creek:

(1)	has, and continues to have, record title to its Key Mineral Rights with respect to the Lost Creek Project;

(2)	is entitled to acquire or have issued to it the Mineral Rights not presently held by it necessary for the development and operation of the Lost Creek Project in accordance with the Corporate and Project Budget;

Facility Agreement page 51

9 Undertakings

(3)	takes, or causes to be taken, all actions necessary to ensure that all conditions and requirements relating to the Key Mineral Rights and all other Mineral Rights with respect to the Lost Creek Project are observed and performed and that the Key Mineral Rights and those other Mineral Rights with respect to the Lost Creek Project remain valid and are in full force and effect; and

(4)	keeps its Key Mineral Rights and other Mineral Rights with respect to the Lost Creek Project free of Encumbrances other than Permitted Encumbrances.

(b)	Each Transaction Party must ensure that, on and from the Pathfinder Acquisition Date, Pathfinder:

(1)	has, and continues to have, record title to the Key Mineral Rights with respect to the Pathfinder Uranium Projects;

(2)	is entitled to acquire or have issued to it the Mineral Rights not presently held by it necessary for the development and operation of the Pathfinder Uranium Projects in accordance with the Corporate and Project Budget;

(3)	takes, or causes to be taken, all actions necessary to ensure that all conditions and requirements relating to the Key Mineral Rights and all other Mineral Rights with respect to the Pathfinder Uranium Projects are observed and performed and that the Key Mineral Rights and those other Mineral Rights with respect to the Pathfinder Uranium Projects remain valid and are in full force and effect; and

(4)	keeps its Key Mineral Rights and other Mineral Rights with respect to the Pathfinder Uranium Projects free of Encumbrances other than Permitted Encumbrances.

9.5	Corporate and Project Budget

A Transaction Party must not, and must ensure that Lost Creek does not, amend or change the Corporate and Project Budget without the Agent’s prior written consent.

9.6	Provision of information and reports

Each Transaction Party must, and must cause Lost Creek to, ensure the Agent is provided with the following, which must, in the case of the information referred to in clauses 9.6(b), 9.6(f), 9.6(g) and 9.6(h), be in the form and contain information reasonably satisfactory to the Agent:

(a)	Financial Reports:

(1)	as soon as available and no later than 90 days after the end of each financial year, copies of the consolidated audited annual Financial Report of the Borrower Group for that financial year; and

(2)	as soon as available and no later than 45 days after each Quarterly Date, copies of the consolidated unaudited quarterly Financial Report of the Borrower Group for the Quarter ending on that Quarterly Date;

(b)	monthly reports: as soon as practicable and no later than 21 days after the end of each month, a report detailing as appropriate having regard to the status of development of the Projects (provided that with respect to the Pathfinder Uranium Projects this obligation will not apply until after the Pathfinder Acquisition Date):

Facility Agreement page 52

9 Undertakings

(1)	the development, commissioning and operations of the Projects;

(2)	actual and forecast expenditure (including capital costs) relating to the Projects, and reconciliations and performance of the Projects against the current Corporate and Project Budget;

(3)	in each case, an analysis of the reasons for any variation of actual expenditures compared with the Corporate and Project Budget; and

(4)	other information in relation to the development of the Projects as the Agent may reasonably require;

(c)	ore reserve and resource report: a copy of any internally or otherwise prepared reserve and resource statement detailing proven reserves, probable reserves, measured mineral resources, indicated mineral resources and inferred mineral resources in respect of each Project, no later than the date which is 45 days after those statements are completed (with those internally prepared reports to be completed no less than once each calendar year), and a copy of any externally prepared reserve and resource statements which may be obtained by the Borrower from time to time, promptly after they are received;

(d)	title opinions and reports: a copy of any internally or otherwise prepared title opinions or reports in respect of the Mineral Rights relating to each Project, no later than the date which is 45 days after those title opinions or reports are completed, and a copy of any externally prepared title opinions or reports which may be obtained by the Borrower from time to time, promptly after they are received;

(e)	Quarterly compliance certificate: no later than 10 Business Days after each Quarterly Date, a certificate signed by an Authorized Officer of the Borrower stating:

(1)	any non-compliance of a Transaction Party with a covenant in the Transaction Documents and any Default that has occurred and is continuing and

(2)	the full details of that non-compliance or Default and the remedial action being taken or proposed to cure that non-compliance or Default;

(f)	Corporate and Project Budget: any proposed amendment, variation or change to the Corporate and Project Budget, for the approval of the Agent;

(g)	Funding Account reports: no later than 21 days after the end of each Quarter, a statement summarising all deposits to and withdrawals from the Funding Account;

(h)	environmental reports: no later than 30 days after becoming aware of any material Environmental Liability or material breach or potential material breach of any Environmental Law, a report detailing those Environmental Liabilities and breaches or potential breaches of Environmental Laws;

(i)	documents issued: promptly, notification of any filing by a Transaction Party under Securities Laws and copies of other non-filed documents sent to a Transaction Party’s shareholders;

(j)	Group Structure Diagram: an updated Group Structure Diagram on each occasion that the then current Group Structure Diagram becomes incorrect or misleading; and

(k)	other information: any other information which the Agent reasonably requests in relation to a Transaction Party, Lost Creek or the Projects.

Facility Agreement page 53

9 Undertakings

9.7	Proper accounts

Each Transaction Party must, and must ensure that Lost Creek:

(a)	keeps accounting records which fairly present its financial condition and state of affairs; and

(b)	prepares the accounts it provides under clause 9.6 in accordance with the Accounting Standards.

9.8	Notices to the Agent

Each Transaction Party must, and must ensure that Lost Creek, notifies the Agent promptly after it becomes aware of:

(a)	any Default occurring;

(b)	any material breach of, or material default under, any Document to which a Transaction Party or Lost Creek is a party;

(c)	any material breach of any applicable license or law that could reasonably be expected to affect the validity or good standing of the Projects or the Project Assets, legal and beneficial title of Pathfinder or Lost Creek to its Project Assets, or the value of the Secured Property;

(d)	any event or circumstance which entitles a person to cancel, terminate or suspend any Mineral Rights, Environmental Approvals, Authorizations or a Project Document to which a Transaction Party or Lost Creek is a party;

(e)	in respect of a Project, any revised estimate of proven and probable reserves or measured, indicated and inferred resources, each as construed, reported and calculated in accordance with the Canadian Institute of Mining (CIM) Definitions Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on 27 November 2010 and included by reference in Canadian National Instrument 43-101 (as amended from time to time);

(f)	any representation, warranty, action or statement made, or taken to be made, by it in connection with any Transaction Document or with regard to a Project is or becomes false, misleading or incorrect;

(g)	any material breach of an Authorization;

(h)	any material breach of, or claim being made against a Transaction Party or Lost Creek under any Environmental Laws or Environmental Approvals;

(i)	any material notices given or received by a Transaction Party or Lost Creek under any Project Document to which a Transaction Party or Lost Creek is a party;

(j)	any litigation, arbitration, administration or other proceeding in respect of a Transaction Party or Lost Creek, any of its assets or any Project Assets being commenced or threatened which:

(1)	is in excess of $500,000 (or the equivalent amount in another currency); or

(2)	if adversely determined would have or could reasonably be expected to have a Material Adverse Effect;

(k)	any Encumbrance that exists over any of its assets other than a Permitted Encumbrance;

Facility Agreement page 54

9 Undertakings

(l)	any material dispute between a Transaction Party or Lost Creek and a Government Agency or any proposal of any Government Agency to compulsorily acquire any of its assets or the Project Assets;

(m)	the acquisition by a Transaction Party or Lost Creek of a Subsidiary;

(n)	the acquisition by a Transaction Party or Lost Creek of any interest in real property; and

(o)	any material land claims or other claims with respect to the Projects, Project Areas or the Project Assets and any material dispute with landowners located in or around the Project Areas.

9.9	Corporate existence

Each Transaction Party must, and must ensure that Lost Creek:

(a)	does everything necessary to maintain its corporate or company existence in good standing;

(b)	does not transfer its jurisdiction of incorporation or organization without the prior written consent of the Agent; and

(c)	does not enter into or implement any merger, demerger, scheme of arrangement, amalgamation, consolidation, restructuring or reconstruction without the Agent’s prior written consent.

9.10	Compliance

Each Transaction Party must, and must ensure that Lost Creek, complies with all its obligations under each Project Document to which it is a party.

9.11	Maintenance of capital

A Transaction Party must not, and must ensure that Lost Creek does not, without the Agent’s prior written consent:

(a)	reduce or pass a resolution to reduce its capital;

(b)	buy-back or pass a resolution to buy-back, any of its shares or member ownership interests (as applicable); or

(c)	attempt or take any steps to do anything which it is not permitted to do under clauses 9.11(a) or 9.11(b).

9.12	Compliance with laws and Authorizations

(a)	Each Transaction Party must, and must ensure that Lost Creek, complies in all material respects with all laws and legal requirements, including each judgement, award, decision, finding or any other determination of a Government Agency, which applies to it or any of its assets.

(b)	Each Transaction Party must, and must ensure that Lost Creek, makes all material filings, notifications, recordings and registrations with Government Agencies as required by Securities Laws, Mining Laws, Tax laws or any other applicable laws.

(c)	Each Transaction Party must, and must ensure that Lost Creek, obtains, maintains and complies in all material respects with, all Authorizations required:

Facility Agreement page 55

9 Undertakings

(1)	for the enforceability against it of each Document to which it is a party, or to enable it to perform its obligations under each Document to which it is a party;

(2)	in relation to it or any of its assets; and

(3)	for the development and operation of the Projects.

(d)	Each Transaction Party must, and must cause Lost Creek to, ensure that no Authorization referred to in clause 9.12(b) is cancelled reduced or suspended.

(e)	Each Transaction Party must not, and must ensure that Lost Creek does not, do anything which would prevent the renewal of any Authorization referred to in clause 9.12(b) or cause it to be renewed on less favourable terms.

9.13	Establishment of Defined Benefit Plan

Notwithstanding any other provision of this Agreement or any other Transaction Document, no Transaction Party nor Lost Creek shall, without the prior written consent of the Agent:

(a)	establish or contribute to any Defined Benefit Plan; or

(b)	acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Defined Benefit Plan.

9.14	Payment of debts, outgoings and Taxes

(a)	Each Transaction Party must, and must ensure that Lost Creek, pays or causes to be paid:

(1)	its debts and financial obligations including all rates, rents and other outgoings when due and payable, except where it is contesting its liability to pay that debt or financial obligation, and has reasonable grounds to do so, in good faith in appropriate proceedings reasonably satisfactory to the Agent;

(2)	all Taxes when due, other than Contested Taxes; and

(3)	all Contested Taxes when the terms of any final determination or settlement require those Contested Taxes to be paid, unless failure to pay any Contested Taxes may have a Material Adverse Effect, in which case those the Contested Taxes must be paid on demand.

(b)	Each Transaction Party must, and must ensure that Lost Creek, sets aside sufficient reserves to cover any Contested Taxes.

9.15	Project Documents

(a)	Each Transaction Party must not, and must ensure that Lost Creek does not, without the prior written consent of the Agent:

(1)	materially amend or vary, or agree to a material amendment or variation of;

(2)	terminate, rescind or discharge (except by performance);

(3)	grant any material waiver, time or indulgence in respect of any obligation under;

Facility Agreement page 56

9 Undertakings

(4)	do or omit to do anything which may materially adversely affect the provisions or operation of; or

(5)	do or omit to do anything which would give any other person legal or equitable grounds to do anything in clause 9.15(a)(1) to (4) in respect of,

any Project Document to which it is a party.

(b)	If a Transaction Party or Lost Creek (for so long as it is a Security Provider) proposes to enter into a Material Agreement, the Agent may request the Transaction Party or Lost Creek and each other party to the Material Agreement to enter, into a side agreement or tripartite agreement between the Finance Parties, the relevant Transaction Party or Lost Creek and each other party to that Material Agreement in form and substance reasonably satisfactory to the Agent.

(c)	If the Agent makes a request under clause 9.15(b) that a side agreement or tripartite agreement be entered into in respect of a Material Agreement, the Transaction Party may not, and must ensure that Lost Creek (for so long as it is a Security Provider) does not, enter into that Material Agreement unless a side agreement or tripartite agreement has been entered into between the Finance Parties, the relevant Transaction Party or Lost Creek and each other party to that Material Agreement in form and substance reasonably satisfactory to the Agent.

(d)	The parties agree that no term contained in a side agreement or tripartite agreement affects the rights and obligations of the parties under any other Transaction Document except to the extent specifically set forth in that side agreement or tripartite agreement.

(e)	Each Transaction Party must, and must ensure that Lost Creek, does all things necessary to enforce all of its rights, powers and remedies under each Project Document to which it is a party where it is commercially prudent to do so.

(f)	Each Transaction Party must not, and must ensure that Lost Creek does not, enter into any agreement relating to the development and operation of a Project or any other agreement or contract which relates to a Project, except to the extent the same are contemplated by the Corporate and Project Budget, where the aggregate amount of payments to be made under that agreement or contract is anticipated to exceed $1,000,000, without the prior written consent of the Agent.

9.16	Amendments to constitution

A Transaction Party must not, and must ensure that Lost Creek does not, materially amend its articles of incorporation, articles of organization, by-laws, constitution, operating agreement, or other organizational or formation documents without the Agent’s prior written consent, which consent must not be unreasonably withheld or delayed.

9.17	State Facility

(a)	The Borrower will:

(1)	keep the Agent informed of progress as to the completion of a State Facility and execution of each of the State Documents; and

(2)	deliver certified copies of each of the State Documents as executed by all parties to them.

Facility Agreement page 57

9 Undertakings

(b)	The facility provided under the State Financing Agreement must be on the following terms:

(1)	the principal amount made available under the facility is no greater than $34,000,000;

(2)	the facility must be secured by securities only over the property of, and membership interest in, Lost Creek;

(3)	the facility may be supported by a guarantee granted by the Borrower and the Parent, but that guarantee must not be secured in favour of Sweetwater County, Wyoming by any Encumbrance granted by any Group Member other than Lost Creek or in respect of the securities referred to in clause 9.17(b)(2), the Borrower; and

(4)	scheduled repayments of the principal amount under the facility are not to commence before the Business Day immediately preceding 1 October 2014.

9.18	Negative pledge and disposal of assets

(a)	Subject to clause 9.17, a Transaction Party must not, and must ensure that Lost Creek does not, create or allow to exist or agree to any interest or Encumbrance over any of its assets other than a Permitted Encumbrance or a Permitted Interest.

(b)	A Transaction Party must not, and must ensure that Lost Creek does not, without the prior written consent of the Agent, Dispose of any of its assets other than a Disposal which is a Permitted Disposal.

(c)	A Transaction Party must not, and must ensure that Lost Creek does not, allow any other person to have a right or power to receive or claim any rents, profits, receivables, money or moneys worth (whether capital or income) in respect of its assets other than under a Permitted Encumbrance or Permitted Royalty.

(d)	A Transaction Party must not, and must ensure that Lost Creek does not (except as contemplated by the State Documents), enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts, except for:

(1)	a netting or set-off arrangement (whether arising by statute, common law or contract) in the ordinary course of its ordinary banking arrangements for the purpose of netting debit and credit balances; or

(2)	Environmental Bonding or related surety arrangements.

(e)	A Transaction Party must not, and must ensure that Lost Creek does not, enter into any arrangement which, if complied with, could reasonably be expected to prevent any Transaction Party from complying with its obligations under the Transaction Documents.

(f)	Without the prior written consent of the Financier, the Parent must not Dispose of any of its ownership interest in the Borrower or any other ownership interest or shares it owns in another Subsidiary of the Borrower.

(g)	Without the prior written consent of the Financier, the Borrower must not Dispose of any of its ownership interest in Lost Creek or any other ownership or shares it owns in another Subsidiary of the Borrower (including Pathfinder, after the Pathfinder Acquisition Date).

Facility Agreement page 58

9 Undertakings

9.19	No change to business

Each Transaction Party must, and must ensure that Lost Creek:

(a)	operates its business in accordance with the Corporate and Project Budget; and

(b)	does not engage in any business other than, or do anything which would result in substantial changes to, its existing core businesses and operations of exploration and mining project development and activities incidental to exploration and mining project development, except for certain activities of Pathfinder, being reclamation and restoration activities, operating the 11e2 by-product disposal facility at the Shirley Basin Property, and exploration and mining project development, and except with the prior written consent of the Agent.

9.20	Financial accommodation and Financial Indebtedness

(a)	A Transaction Party must not, and must ensure that Lost Creek does not, subscribe for capital in an entity, provide any financial accommodation, or give any Surety Obligation in respect of any financial accommodation, to or for the benefit of any person, other than Permitted Financial Accommodation.

(b)	A Transaction Party must not, and must ensure that Lost Creek does not, incur any Financial Indebtedness other than Permitted Financial Indebtedness.

9.21	Arm’s length transactions

A Transaction Party must not, and must ensure that Lost Creek does not:

(a)	enter into an agreement with any Person (other than an inter-company loan to another Transaction Party or Lost Creek in accordance with paragraph 2 of the definition of Permitted Financial Accommodation);

(b)	acquire or Dispose of an asset;

(c)	obtain or provide a service;

(d)	obtain a right or incur an obligation; or

(e)	implement any other material transaction,

unless it does so on terms which are no less favourable to it than arm’s length terms.

9.22	Restrictions on Distributions and fees

(a)	A Transaction Party must not make any Distribution.

(b)	A Transaction Party must not, must ensure that Lost Creek does not pay any director fees, management fees, consultancy fees or other like payments to any director or Affiliate of a Transaction Party or Lost Creek unless those fees or other payments are:

(1)	reasonable and no more or less favourable than it is reasonable to expect would be the case if the relevant persons were dealing with each other on arm’s length terms; or

(2)	paid with the Agent’s prior written consent.

Facility Agreement page 59

9 Undertakings

9.23	Undertakings regarding Secured Property

(a)	Each Transaction Party must, and must ensure that Lost Creek (only for so long as Lost Creek is a Security Provider in the case of clauses 9.23(a)(2) and 9.23(a)(3)):

(1)	maintenance of the Secured Property:

(A)	maintains and protects its Secured Property;

(B)	keeps its Secured Property in a good state of repair and in good working order, in each case consistent with Good Industry Practice and allowing for ordinary wear and tear;

(C)	remedies every material defect in its title to any part of its Secured Property;

(D)	takes or defends all legal proceedings to protect or recover any of its Secured Property; and

(E)	keeps its property valid and subsisting and free from liability to forfeiture, cancellation, avoidance or loss, save that it can allow a Mineral Right to lapse where that Mineral Right is not a Key Mineral Right, has no known mineral resource and is not a Project Asset;

(2)	further security: does anything which the Agent reasonably requests which more satisfactorily charges or secures the priority of its Securities, or secures to the Financier its Secured Property in a manner consistent with any provision of a Transaction Document, or aids in the exercise of any Power of a Finance Party, including, the execution of any document, the delivery of Title Documents or the execution and delivery of blank transfers;

(3)	registration and protection of security: registers, records and files the Security Documents in all registers in all jurisdictions in which they must be registered, recorded or filed to ensure the enforceability, validity and priority of the Securities against all persons and to be effective as a security interest;

(4)	no partnership or joint venture: does not enter into any profit sharing arrangement in relation to its property or any partnership or joint venture with any other person without the Agent’s written consent, other than a Permitted Royalty; and

(5)	no Encumbrances: causes any Encumbrance which is filed or recorded in respect of its property, other than a Permitted Encumbrance, to be removed as soon as reasonably practicable but in any event within 10 Business Days after the date that it becomes aware of its existence.

(b)	A reference in clause 9.23(a)(1) to Secured Property is taken to include the property the subject of each of the Lost Creek Pledge Agreement and the Lost Creek Mortgage even after they have been released in accordance with their terms under clause 9.26(b)(1).

9.24	Insurance

(a)	General requirements: Each Transaction Party must, and must ensure that Lost Creek, insures and keeps insured its property:

Facility Agreement page 60

9 Undertakings

(1)	for amounts and against risks in accordance with Good Industry Practice;

(2)	against damage, destruction and any other risk to their full replacement value;

(3)	against workers’ compensation and public liability; and

(4)	for any other risk to the extent and for the amounts the Agent may reasonably require and notify to the Borrower from time to time.

(b)	Payment of premiums: Each Transaction Party must, and must ensure that Lost Creek, punctually pays all premiums and other amounts necessary to effect and maintain in force each insurance policy.

(c)	Contents of insurance policy: Each Transaction Party must, and must cause Lost Creek to, ensure that every insurance policy:

(1)	is taken out in the name of a Transaction Party or Lost Creek, and in the case of each Transaction Party which is a Security Provider, notes each Finance Party as an insured and insures each of their insurable interests;

(2)	in the case of each Transaction Party which is a Security Provider, names the Agent as the loss payee;

(3)	provides that it cannot be terminated or varied by the insurer for any reason including the non-payment of the premium or any other amount in respect of the insurance policy, unless, in the case of each Transaction Party which is a Security Provider, the Agent is given 10 days prior written notice for non-payment of the relevant premium or 30 days prior written notice for any other reason for termination or variation of the relevant insurance policy;

(4)	provides that notice of any occurrence given by one insured party will be regarded as notice given by all insured parties and that failure by one insured party to observe and fulfil the conditions of the policy will not prejudice the rights of any other insured party;

(5)	in the case of each Transaction Party which is a Security Provider, insures the Finance Parties interest up to the limits of the policy regardless of any breach or vitiation by any Transaction Party which is a Security Provider or any other insured person (which ever is applicable) of any warranties, declarations or conditions contained in that policy; and

(6)	includes any other terms and conditions which the Agent may reasonably require, unless the insurer does not agree to those terms and conditions after a Transaction Party which is a Security Provider has used its commercially reasonable efforts to obtain them.

(d)	Reputable insurer: Each insurance policy required under this clause must be taken out with a reputable and substantial insurer approved by the Agent (whose approval is not to be unreasonably withheld).

(e)	No prejudice: A Transaction Party must not, and must ensure that Lost Creek does not, do or omit to do, or allow or permit to be done or not done, anything which may materially prejudice any insurance policy.

(f)	Deliver documents: Each Transaction Party must, and must ensure that Lost Creek, promptly delivers to the Agent:

(1)	adequate evidence as to the existence and currency of the insurances required under this clause 9.24; and

Facility Agreement page 61

9 Undertakings

(2)	any other detail which the Agent may reasonably require and notify to the Transaction Party or Lost Creek from time to time.

(g)	No change to policy: No insurance policy may be varied, rescinded, terminated, cancelled or changed in a material respect without the Agent’s written consent.

(h)	Full disclosure: Before entering into each insurance policy, each Transaction Party must, and must ensure that Lost Creek, discloses to the insurer all facts which are material to the insurer’s risk.

(i)	Assistance in recovery of money: Each Transaction Party must, and must ensure that Lost Creek (for so long as it is a Security Provider). does all things reasonably required by a Finance Party to enable the Finance Party to recover any money due in respect of an insurance policy.

(j)	Notification by Security Provider: Each Transaction Party must, and must ensure that Lost Creek, notifies the Agent as soon as reasonably practicable after it becomes aware of:

(1)	an event which in relation to the property of a Transaction Party or Lost Creek gives rise to a claim of $500,000 or more under an insurance policy; and

(2)	the cancellation or variation for any reason of any insurance policy in relation to the property of a Transaction Party or Lost Creek.

(k)	Dealing with insurance policy proceeds:

(1)	If a claim with respect to property of a Transaction Party which is a Security Provider is greater than $500,000, or if a claim with respect to property of a Transaction Party which is a Security Provider is less than $500,000 but the Agent in its reasonable discretion determines that there are not sufficient funds available to a Transaction Party which is a Security Provider to ensure that the Transaction Party which is a Security Provider can pay or repay any part of the Secured Moneys due and payable by it, the Agent after 3 Business Days’ notice to the Borrower, may direct the insurer to pay the proceeds of that claim up to the amount of the Secured Moneys to the Financier.

(2)	If an Event of Default has occurred and is continuing, the proceeds in respect of any insurance policy of a Transaction Party which is a Security Provider must be used to repay the Secured Moneys outstanding at that time or for any other purpose which the Agent approves.

(3)	The proceeds in respect of any claim under an insurance policy in respect of lost, destroyed or damaged property of a Transaction Party which is a Security Provider that are not being applied in accordance with clauses 9.24(k)(1) and 9.24(k)(2), must be applied towards the reinstatement of that property.

(4)	Clauses 9.24(k)(1), (2) and (3) do not apply to proceeds received from any workers’ compensation or public liability policy to the extent that the proceeds are paid to a person entitled to be compensated under the workers’ compensation or public liability policy.

(5)	Any amount received by the Agent in accordance with clauses 9.24(k)(1) or 9.24(k)(2) may be applied by the Agent as a mandatory prepayment of the Principal Outstanding, and clause 3.5(d) will apply to the prepayment.

Facility Agreement page 62

10 Funding Account

(l)	Power to take proceedings: if an Event of Default has occurred and is continuing and a Receiver has not been appointed, the Agent alone has full power to make, enforce, settle, compromise, sue on and discharge all claims and recover and receive all moneys payable in respect of:

(1)	any claim under any insurance policy of a Transaction Party which is a Security Provider; and

(2)	any compensation claim in respect of any injury to an employee of a Finance Party, Receiver or Attorney suffered while exercising or attempting to exercise any Power.

9.25	Term of undertakings

Unless the Agent otherwise agrees in writing, until:

(a)	the Commitment is cancelled;

(b)	the Secured Moneys are unconditionally paid in full; and

(c)	each Security is discharged,

each Transaction Party must, and must ensure that Lost Creek, at its own cost, comply with its undertakings in this clause 9.

9.26	Release of Security

(a)	On or around the first Funding Date, the Financier will, at the Borrower’s sole cost and expense, release its secured interests under the Parent Security Agreement and the Parent Pledge Agreement in accordance with their terms.

(b)	If State Financial Close occurs, the Financier will, at the Borrower’s sole cost and expense, release:

(1)	its secured interests under the Lost Creek Mortgage, the Lost Creek Pledge Agreement and any other Security Document granted by Lost Creek in accordance with their terms; and

(2)	the guarantee given by Lost Creek under this agreement.

(c)	Upon complete repayment of all Secured Money in accordance with this agreement and the other Transaction Documents, all Security will, at the Borrower’s sole cost and expense, be released subject to and in accordance with the terms of the Security Documents.

10	Funding Account

10.1	Establishment of Funding Account

The Borrower covenants and agrees with the Agent:

(a)	to establish and maintain a Dollar denominated interest bearing account located in the United States of America in a place and with a bank or financial institution acceptable to the Agent, that account to be called ‘Ur-Energy USA Inc.– Funding Account’;

(b)	to maintain the Funding Account in the location and with the bank or financial institution at which each of that account was originally established and not change that account to another bank or financial institution without the Agent’s prior written consent;

Facility Agreement page 63

11 Events of Default and Review Events

(c)	to cause all interest and other earnings on the Funding Account to be credited to that account; and

(d)	to deal with the amounts standing to the credit of the Funding Account in accordance with this clause 10 and not otherwise.

10.2	Flow of funds from Funding Account

(a)	The Borrower must deposit, or cause to be deposited, directly into the Funding Account the proceeds of all Funding Portions.

(b)	The Borrower must not make a withdrawal from the Funding Account that materially deviates from the Corporate and Project Budget unless:

(1)	the Borrower has provided the Agent with a notice setting out:

(A)	the amount of the proposed withdrawal;

(B)	the purpose for which the funds will be used; and

(C)	the nature and extent to which the use of the funds deviates materially from the approved Corporate and Project Budget; and

(2)	the withdrawal is made for payment of amounts payable within the next following 30 day period as set out in the approved Corporate and Project Budget,

and at the time of the proposed withdrawal, no Default or Review Event has occurred and is continuing, or would occur as a result of making the withdrawal.

11	Events of Default and Review Events

11.1	Events of Default

It is an Event of Default, whether or not it is within the control of a Transaction Party, if:

(a)	failure to pay: a Transaction Party fails to pay or repay any part of the Secured Moneys when due and payable by it, unless its failure to pay is caused by administrative or technical error beyond the control of the Borrower and payment is made within 3 Business Days of the due date;

(b)	other failure: a Transaction Party fails to perform any undertaking or obligation of it under any Transaction Document (other than as described in clause 11.1(a)) and, where that failure is remediable, the Transaction Party does not remedy the failure within 10 Business Days (or a longer period as may be agreed between the parties) after the Transaction Party becomes aware of the failure or receives a notice from the Agent specifying the failure;

(c)	Key Mineral Rights: a Key Mineral Right is terminated or otherwise ceases to be in full force and effect;

(d)	Project Documents: any party to a Project Document fails to perform or observe any of its material undertakings or obligations under a Project Document and that party does not remedy the failure within the grace period stated in the Project Document or, if no grace period is stated, within 15 Business Days and, where the failure is by a party who is not a Transaction Party or Lost Creek, the failure would have a Material Adverse Effect;

Facility Agreement page 64

11 Events of Default and Review Events

(e)	Authorizations: a Transaction Party or Lost Creek fails to maintain and comply in all material respects with all applicable Authorizations that relate to the development and operation of a Project and, where that failure is remediable, the Transaction Party or Lost Creek does not remedy the failure within 10 Business Days (or a longer period as may be agreed between the parties) after the Transaction Party or Lost Creek becomes aware of the failure or receives a notice from the Agent specifying the failure;

(f)	abandonment: all or any material part of a Project is abandoned (other than the abandonment of unpatented mining claims from time to time in the ordinary course of business which are not required to develop and operate a Project in accordance with Good Industry Practice);

(g)	ownership interest:

(1)	the Parent ceases to be the legal and beneficial owner of 100% of the issued share capital of the Borrower;

(2)	the Borrower ceases to be the legal and beneficial owner of all of the membership interests of Lost Creek; or

(3)	if the Pathfinder Acquisition has occurred, the Borrower ceases to be the legal and beneficial owner of 100% of the issued share capital of Pathfinder;

(h)	destruction of Secured Property: all or a material part of the property of a Transaction Party or Lost Creek constituting a Project Asset or Secured Property is destroyed, lost or damaged beyond repair or proves to be materially defective in circumstances not covered fully by any insurance in favour of a Transaction Party or Lost Creek;

(i)	expropriation: any property of a Transaction Party or Lost Creek is seized, nationalised, compulsorily acquired or expropriated by, or by order of, a Government Agency or under any law or a Government Agency orders the sale, vesting or divesting of any part of the property of a Transaction Party of Lost Creek, or a restraint, restriction, prohibition, intervention, law, decree or other order of a Government Agency or any other matter or thing occurs which wholly or partially prevents or hinders:

(1)	the performance by a Transaction Party or Lost Creek of any of its material obligations under a Document; or

(2)	the development or operation of a Project or the Project Assets;

(j)	misrepresentation: any representation or warranty or statement made, or taken to have been made in accordance with clause 8.3, under or in connection with a Transaction Document is found to have been incorrect or misleading when made or repeated, or taken to have been made or repeated, and, if the circumstances giving rise to the misrepresentation are remediable, a Transaction Party does not remedy the circumstances giving rise to the breach within 10 Business Days after that representation or warranty or statement was made or taken to have been made;

(k)	acceleration of payments: a Transaction Party or Lost Creek does anything which constitutes an event, whatever called, which causes or enables the acceleration of a payment to be made under a Document, or the enforcement or termination or rescission of a Document;

Facility Agreement page 65

11 Events of Default and Review Events

(l)	cross default: any Financial Indebtedness of a Transaction Party or Lost Creek in an amount in excess of $500,000 (other than under a Transaction Document):

(1)	becomes due and payable, or becomes capable of being declared due and payable, before the scheduled date for payment; or

(2)	is not paid when due (after taking into account any applicable grace period),

except for any Financial Indebtedness that is being diligently contested in good faith and by appropriate proceedings and for which adequate reserves have been made;

(m)	Encumbrance: a Security or any other Encumbrance is:

(1)	enforced against any asset of a Transaction Party or Lost Creek; or

(2)	enforceable against any asset of a Transaction Party or Lost Creek and does not cease to be enforceable within 15 Business Days;

(n)	judgment: a judgment in an amount exceeding $1,000,000 is obtained against a Transaction Party or Lost Creek and is not set aside, stayed pending the outcome of an appeal (for so long as it is stayed) or satisfied within 20 Business Days;

(o)	execution: a distress, attachment, execution or other process of a Government Agency is issued against, levied or entered upon an asset of a Transaction Party or Lost Creek in an amount exceeding $500,000 and is not set aside or satisfied within 20 Business Days;

(p)	winding up: any of the following occur:

(1)	an application is made;

(2)	an order is made; or

(3)	a resolution is passed or any steps are taken to pass a resolution,

for the winding up of a Transaction Party or Lost Creek;

(q)	administration, liquidation, receivership etc: any of the following occur:

(1)	an administrator, liquidator, provisional liquidator, receiver, receiver and manager, official manager, trustee, controller or similar official is appointed, or any steps are taken to that appointment; or

(2)	a resolution to appoint an administrator, liquidator, provisional liquidator, receiver, receiver and manager, official manager, trustee, controller or similar official is passed, or any steps are taken to pass a resolution to that appointment, to a Transaction Party or Lost Creek or over the assets of a Transaction Party or Lost Creek;

(r)	dissolution: a Transaction Party or Lost Creek is dissolved, or any steps are taken to dissolve a Transaction Party or Lost Creek under any applicable law;

(s)	suspends payment: a Transaction Party or Lost Creek suspends payment of its debts generally;

(t)	insolvency: a Transaction Party or Lost Creek:

(1)	is unable to pay its debts when they are due;

(2)	states that it is insolvent or unable to pay its debts when they are due; or

Facility Agreement page 66

11 Events of Default and Review Events

(3)	declares bankruptcy in accordance with, or files for protection under, the Debtor Relief Laws;

(u)	arrangements: a Transaction Party or Lost Creek enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, any of its creditors;

(v)	reorganisation: a Transaction Party breaches clause 9.9(c);

(w)	ceasing business: a Transaction Party or Lost Creek ceases to carry on business;

(x)	unenforceability:

(1)	a material provision of a Document is illegal, void, voidable or unenforceable;

(2)	any person becomes entitled to terminate, rescind or avoid any material provision of any Document; or

(3)	the execution, delivery or performance of a Document by a Transaction Party or Lost Creek breaches or results in a contravention of any law in any material respect;

(y)	cease of trading of Parent’s shares:

(1)	the Parent ceases to have its Shares listed for trading on the Toronto Stock Exchange or its Shares are suspended from trading on the Toronto Stock Exchange for 5 consecutive TSX Business Days (but for the avoidance of doubt, the reference to suspension excludes voluntary trading halts); or

(2)	the Parent ceases to have its Shares listed for trading on the NYSE MKT or its Shares are suspended from trading on the NYSE MKT for 5 consecutive NYSE Business Days (but for the avoidance of doubt, the reference to suspension excludes voluntary trading halts); or

(z)	Material Adverse Effect: any event occurs which has or is likely to have a Material Adverse Effect.

11.2	Effect of Event of Default

(a)	If an Event of Default occurs and while it is continuing the Agent may, by notice to the Borrower declare that:

(1)	the Secured Moneys are immediately due and payable; or

(2)	the Commitment is cancelled,

or make each of the declarations under clauses 11.2(a)(1) and 11.2(a)(2).

(b)	The Borrower must immediately repay the Secured Moneys on receipt of a notice under clause 11.2(a)(1).

(c)	Despite the foregoing, and without limiting the provisions of any Transaction Document, if an Event of Default described in clause 11.1(q) occurs in relation to a Transaction Party or Lost Creek, the Commitment will be automatically cancelled and all Secured Money will become immediately due and payable in full, without notice of intent to demand, demand, presentment for payment, notice of non-payment, protest, notice of protest, grace, notice of dishonour, notice of intent to accelerate, notice of acceleration, and all other notices, all of which are by this clause expressly waived by the Borrower.

Facility Agreement page 67

12 Increased costs and illegality

11.3	Transaction Parties to continue to perform

(a)	If the Agent makes a declaration under clause 11.2 or a gives a notice under clause 11.5(d):

(1)	the declaration or notice does not affect the obligations of the Borrower under the Transaction Documents; and

(2)	the Borrower must continue to perform its obligations under the Transaction Documents as if the declaration had not been made or the notice had not been given, subject to any directions given by a Finance Party under any Transaction Document.

(b)	Clause 11.3(a) does not affect the Borrower’s obligations under clause 11.2.

11.4	Enforcement

(a)	The Transaction Documents may be enforced without notice to a Transaction Party or any other person even if:

(1)	a Finance Party accepts any part of the Secured Moneys after an Event of Default; or

(2)	there has been any other Event of Default.

(b)	No Finance Party is liable to the Borrower for any Loss the Borrower may suffer, incur or be liable for arising out of or in connection with a Finance Party exercising any Power, except to the extent specifically set out in a Transaction Document.

11.5	Review Event

(a)	It is a Review Event if there is a change in Control of the Borrower or the Parent.

(b)	The Borrower or the Parent must notify the Agent as soon as it becomes aware of the occurrence of a Review Event.

(c)	The Financier has the right to review the Facility for a period of 30 days from the date on which the Agent receives a notice under clause 11.5(b) or becomes aware of the occurrence of a Review Event.

(d)	If the Financier decides that it does not wish to continue to provide the Facility following the occurrence of a Review Event, it must give written notice to that effect to the Borrower within the 30 day review period referred to in clause 11.5(c). The notice must state a date (not earlier than 30 days from the date of the service of the notice) by which the Secured Moneys must be paid in full, and the Borrower must pay the Secured Moneys to the Agent in full on the date stated in the notice.

12	Increased costs and illegality

12.1	Increased costs

(a)	If the Financier determines that any Change in Law affecting it or any of its Affiliates directly or indirectly:

Facility Agreement page 68

12 Increased costs and illegality

(1)	increases the effective cost to the Financier of performing its obligations under the Transaction Documents or funding or maintaining the Commitment or the Principal Outstanding;

(2)	reduces any amount received or receivable by the Financier under the Transaction Documents; or

(3)	in any other way reduces the effective return to the Financier or any Affiliate under the Transaction Documents or the overall return on capital of the Financier or any Affiliate,

(each an Increased Cost), the Borrower must pay to the Financier promptly after receipt of a demand, compensation for the Increased Cost to the extent attributed by the Financier or Affiliate (using the methods it considers appropriate) to the Financier’s obligations under the Transaction Documents or the funding or maintenance of the Commitment or the Principal Outstanding.

(b)	A claim under clause 12.1(a) is, in the absence of manifest error, sufficient evidence of the amount to which the Finance Party is entitled under clause 12.1(a) unless the contrary is proved.

(c)	If the Borrower receives a demand from the Financier under clause 12.1(a), the Borrower may, by written notice to the Agent on or before the date which is 20 Business Days after the date of that demand, cancel the Commitment and prepay the Secured Moneys in full.

(d)	A notice under clause 12.1(c) is irrevocable and the Borrower must, on the date which is 40 Business Days after the date that the notice is given, pay to the Agent on account of the Financier the Secured Moneys in full.

12.2	Illegality

(a)	If any Change in Law or other event makes it illegal for the Financier to perform its obligations under the Transaction Documents or fund or maintain the Commitment, the Financier may by notice to the Borrower:

(1)	suspend its obligations under the Transaction Documents for the duration of the illegality; or

(2)	by notice to the Borrower, cancel the Commitment and require the Borrower to repay the Secured Moneys in full on the date which is 40 Business Days after the date on which the Financier gives the notice or any earlier date required by, or to comply with, the applicable law.

(b)	A notice under clause 12.2(a)(2) is irrevocable and the Borrower must, on the repayment date determined under clause 12.2(a)(2), pay to the Agent on account of the Financier the Secured Moneys in full.

12.3	Reduction of Commitment

The Commitment is reduced by any amount of Secured Moneys paid under this clause 12, and accordingly an amount paid under this clause 12 may not be redrawn.

12.4	Patriot Act

Each Finance Party and the Agent (for itself and not on behalf of any other Finance Party) hereby notifies the Transaction Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Transaction Party, which information includes the name and address of that Transaction Party and other information that will allow that Finance Party or the Agent, as applicable, to identify that Transaction Party in accordance with the Patriot Act. The Borrower shall provide, to the extent commercially reasonable, any information and take any actions as are reasonably requested by the Agent or any Finance Party in order to assist the Agent and the Finance Parties in maintaining compliance with the Patriot Act.

Facility Agreement page 69

13 Guaranty and indemnity

13	Guaranty and indemnity

13.1	Guaranty

The Guarantors unconditionally and irrevocably guarantee to the Financier the payment of the Secured Moneys.

13.2	Payment

(a)	If the Secured Moneys are not paid when due, each Guarantor must immediately on demand from the Financier pay to the Financier the Secured Moneys in the same manner and currency as the Secured Moneys are required to be paid.

(b)	A demand under clause 13.2(a) may be made at any time and from time to time.

13.3	Securities for other money

The Financier may apply any amounts received by it or recovered under any:

(a)	Collateral Security; or

(b)	other document or agreement,

which is a security for any of the Secured Moneys and any other money in the manner it determines in its absolute discretion.

13.4	Amount of Secured Moneys

(a)	This clause 13 applies to any amount which forms part of the Secured Moneys from time to time.

(b)	The obligations of each guarantor under this clause 13 extends to any increase in the Secured Moneys as a result of:

(1)	any amendment, supplement, renewal or replacement of any Transaction Document to which a Transaction Party and the Financier is a party; or

(2)	the occurrence of any other thing arising under or in connection with any Transaction Document.

(c)	Clause 13.4(b):

(1)	applies regardless of whether any Guarantor is aware of or consented to or is given notice of any amendment, supplement, renewal or replacement of any agreement to which a Transaction Party and the Financier is a party or the occurrence of any other thing; and

(2)	does not limit the obligations of any Guarantor under this clause 13.

Facility Agreement page 70

13 Guaranty and indemnity

13.5	Proof by Financier

In the event of the liquidation of a Transaction Party, each Guarantor authorizes the Financier to lodge a proof of debt for all money which any Guarantor has paid or is or may be obliged to pay under any Transaction Document, any other document or agreement or otherwise in respect of the Secured Moneys.

13.6	Avoidance of payments

(a)	If any payment, conveyance, transfer or other transaction relating to or affecting the Secured Moneys is:

(1)	void, voidable or unenforceable in whole or in part; or

(2)	claimed to be void, voidable or unenforceable and that claim is upheld, conceded or compromised in whole or in part,

the liability of each Guarantor under this clause 13 and any Power is the same as if:

(3)	that payment, conveyance, transfer or transaction (or the void, voidable or unenforceable part of it); and

(4)	any release, settlement or discharge made in reliance on anything referred to in clause 13.6(a)(3),

had not been made and each Guarantor must immediately take all action and sign all documents necessary or required by the Financier to restore to the Financier the benefit of this clause 13 and any Encumbrance held by the Financier immediately before the payment, conveyance, transfer or transaction.

(b)	Clause 13.6(a) applies whether or not the Financier knew, or ought to have known, of anything referred to in clause 13.6(a).

13.7	Indemnity for avoidance of Secured Moneys

(a)	If any of the Secured Moneys (or money which would have been Secured Moneys if it had not been irrecoverable) are irrecoverable by the Financier from:

(1)	any Transaction Party; or

(2)	a Guarantor on the footing of a guaranty,

the Guarantors jointly and severally, unconditionally and irrevocably, and as a separate and principal obligation:

(3)	indemnifies the Financier against any Loss suffered, paid or incurred by the Financier in relation to the non payment of that money; and

(4)	must pay the Financier an amount equal to that money.

(b)	Clause 13.7(a) applies to the Secured Moneys (or money which would have been Secured Moneys if it had not been irrecoverable) which are or may be irrecoverable irrespective of whether:

(1)	they are or may be irrecoverable because of any event described in clause 13.12;

(2)	they are or may be irrecoverable because of any other fact or circumstance;

(3)	the transactions or any of them relating to that money are void or illegal or avoided or otherwise unenforceable; and

Facility Agreement page 71

13 Guaranty and indemnity

(4)	any matters relating to the Secured Moneys are or should have been within the knowledge of the Financier.

13.8	No obligation to marshal

The Financier is not required to marshal or to enforce or apply under or appropriate, recover or exercise:

(a)	any Encumbrance, Surety Obligation or Collateral Security or other document or agreement held, at any time, by or on behalf of that or the Financier; or

(b)	any money or asset which the Financier, at any time, holds or is entitled to receive.

13.9	Non-exercise of Guarantor’s rights

A Guarantor must not exercise any rights it may have inconsistent with this clause 13.

13.10	Principal and independent obligation

(a)	This clause 13 is:

(1)	a principal obligation and is not to be treated as ancillary or collateral to any other right or obligation; and

(2)	independent of and not in substitution for or affected by any other Collateral Security which the Financier may hold in respect of the Secured Moneys or any obligations of any Transaction Party or any other person.

(b)	This clause 13 is enforceable against a Guarantor:

(1)	without first having recourse to any Collateral Security;

(2)	whether or not the Financier has made demand on any Transaction Party (other than any demand specifically required to be given, or notice required to be issued, to a Guarantor under clause 13.2 or any other provision of a Transaction Document);

(3)	whether or not the Financier has given notice to any Transaction Party or any other person in respect of any thing;

(4)	whether or not the Financier has taken any other steps against any Transaction Party or any other person;

(5)	whether or not any Secured Moneys is then due and payable; and

(6)	despite the occurrence of any event described in clause 13.12.

13.11	Suspense account

(a)	The Financier may apply to the credit of a suspense account any:

(1)	amounts received under this clause 13;

(2)	dividends, distributions or other amounts received in respect of the Secured Moneys in any liquidation; and

(3)	other amounts received from a Guarantor, a Transaction Party or any other person in respect of the Secured Moneys.

Facility Agreement page 72

13 Guaranty and indemnity

(b)	The Financier may retain the amounts in the suspense account for as long as it determines and is not obliged to apply them in or towards satisfaction of the Secured Moneys.

13.12	Unconditional nature of obligations

(a)	This clause 13 and the obligations of each Guarantor under the Transaction Documents are absolute, binding and unconditional in all circumstances, and are not released or discharged or otherwise affected by anything which but for this provision might have that effect, including:

(1)	the grant to any Transaction Party or any other person at any time, of a waiver, covenant not to sue or other indulgence;

(2)	the release (including a release as part of any novation) or discharge of any Transaction Party or any other person;

(3)	the cessation of the obligations, in whole or in part, of any Transaction Party or any other person under any Transaction Document or any other document or agreement;

(4)	the liquidation of any Transaction Party or any other person;

(5)	any arrangement, composition or compromise entered into by the Financier, any Transaction Party or any other person;

(6)	any Transaction Document or any other document or agreement being in whole or in part illegal, void, voidable, avoided, unenforceable or otherwise of limited force or effect;

(7)	any extinguishment, failure, loss, release, discharge, abandonment, impairment, compounding, composition or compromise, in whole or in part of any Transaction Document or any other document or agreement;

(8)	any Collateral Security being given to the Financier by any Transaction Party or any other person;

(9)	any alteration, amendment, variation, supplement, renewal or replacement of any Transaction Document or any other document or agreement;

(10)	any moratorium or other suspension of any Power;

(11)	the Financier, a Receiver or Attorney exercising or enforcing, delaying or refraining from exercising or enforcing, or being not entitled or unable to exercise or enforce any Power;

(12)	the Financier obtaining a judgment against any Transaction Party or any other person for the payment of any of the Secured Moneys;

(13)	any transaction, agreement or arrangement that may take place with the Financier, any Transaction Party or any other person;

(14)	any payment to the Financier, a Receiver or Attorney, including any payment which at the payment date or at any time after the payment date is in whole or in part illegal, void, voidable, avoided or unenforceable;

(15)	any failure to give effective notice to any Transaction Party or any other person of any default under any Transaction Document or any other document or agreement;

Facility Agreement page 73

13 Guaranty and indemnity

(16)	any legal limitation, disability or incapacity of any Transaction Party or of any other person;

(17)	any breach of any Transaction Document or any other document or agreement;

(18)	the acceptance of the repudiation of, or termination of, any Transaction Document or any other document or agreement;

(19)	any Secured Moneys being irrecoverable for any reason;

(20)	any disclaimer by any Transaction Party or any other person of any Transaction Document or any other document or agreement;

(21)	any assignment, novation, assumption or transfer of, or other dealing with, any Powers or any other rights or obligations under any Transaction Document or any other document or agreement;

(22)	the opening of a new account of any Transaction Party with the Financier or any transaction on or relating to the new account;

(23)	any prejudice (including material prejudice) to any person as a result of any thing done or omitted by the Financier, any Transaction Party or any other person;

(24)	any prejudice (including material prejudice) to any person as a result of the Financier, a Receiver, Attorney or any other person selling or realising any property the subject of a Collateral Security at less than the best price;

(25)	any prejudice (including material prejudice) to any person as a result of any failure or neglect by the Financier, a Receiver, Attorney or any other person to recover the Secured Moneys from any Transaction Party or by the realisation of any property the subject of a Collateral Security;

(26)	any prejudice (including material prejudice) to any person as a result of any other thing;

(27)	the receipt by the Financier of any dividend, distribution or other payment in respect of any liquidation;

(28)	the capacity in which a Transaction Party executed a Transaction Document not being the capacity disclosed to the Financier before the execution of the Transaction Document;

(29)	the failure of any other Guarantor or any other person who is intended to become a co-surety or co-indemnifier of that Guarantor to execute this agreement or any other document; or

(30)	any other act, omission, matter or thing whether negligent or not.

(b)	Clause 13.12(a) applies irrespective of:

(1)	the consent or knowledge or lack of consent or knowledge, of the Financier, any Transaction Party or any other person of any event described in clause 13.12(a); or

(2)	any rule of law or equity to the contrary,

but shall not apply in the case of fraud, intentional misrepresentation, wilful misconduct or gross negligence by the Financier or the Agent.

Facility Agreement page 74

13 Guaranty and indemnity

13.13	No competition

(a)	Until the Secured Moneys have been fully paid and this clause 13 has been finally discharged, a Guarantor is not entitled to:

(1)	be subrogated to the Financier;

(2)	claim or receive the benefit of any Encumbrance, Surety Obligation or other document or agreement of which the Financier has the benefit;

(3)	claim or receive the benefit of any moneys held by the Financier;

(4)	claim or receive the benefit of any Power;

(5)	either directly or indirectly to prove in, claim or receive the benefit of any distribution, dividend or payment arising out of or relating to the liquidation of any Transaction Party liable to pay the Secured Moneys, except in accordance with clause 13.13(b);

(6)	make a claim or exercise or enforce any right, power or remedy (including under an Encumbrance or Surety Obligation or by way of contribution) against any Transaction Party liable to pay the Secured Moneys;

(7)	accept, procure the grant of or allow to exist any Encumbrance in favour of a Guarantor from any Transaction Party liable to pay the Secured Moneys;

(8)	exercise or attempt to exercise any right of set-off against, or realise any Encumbrance taken from, any Transaction Party liable to pay the Secured Moneys; or

(9)	raise any defence or counterclaim in reduction or discharge of its obligations under this clause 13.

(b)	If required by the Financier, a Guarantor must prove in any liquidation of any Transaction Party liable to pay the Secured Moneys for all money owed to the Guarantor.

(c)	All money recovered by a Guarantor from any liquidation or under any Encumbrance or Surety Obligation from any Transaction Party liable to pay the Secured Moneys must be received and held in trust by the Guarantor for the Financier to the extent of the unsatisfied liability of the Guarantor under this clause 13.

(d)	A Guarantor must not do or seek, attempt or purport to do anything referred to in clause 13.13(a).

13.14	Continuing guaranty

This clause 13 is a continuing obligation of each Guarantor, despite:

(a)	any settlement of account; or

(b)	the occurrence of any other thing,

and remains in full force and effect until:

(c)	the Secured Moneys have been unconditionally paid in full; and

(d)	this clause 13 has been finally discharged by all the Financier.

Facility Agreement page 75

14 Indemnities and Break Costs

13.15	Variation

This clause 13 extends to cover the Transaction Documents as amended, varied or replaced, whether with or without the consent of any one or more of the Guarantors, including any increase in the limit or maximum principal amount available under a Transaction Document.

13.16	Judgments

A final judgment obtained against a relevant Transaction Party is conclusive as against each Guarantor.

13.17	Accession of Guarantors

A member of the Borrower Group may become a Guarantor by delivering to the Agent the following in a form satisfactory to the Agent (acting on the instructions of the Financier):

(a)	a Guarantee Assumption Agreement duly executed by the Guarantor;

(b)	a security agreement over all the assets and undertaking of the Guarantor, including in the case of Pathfinder, the Mineral Rights in relation to the Pathfinder Uranium Projects, duly executed by the Guarantor, to secure the Secured Moneys;

(c)	a real property mortgage over all real property held by the Guarantor, duly executed by the Guarantor, to secure the Secured Moneys;

(d)	each Title Document required to be lodged with the Agent by the Guarantor under a Transaction Document;

(e)	an officer’s certificate in respect of the Guarantor;

(f)	duly executed forms, notices and other documents which are required in order to register or file with the appropriate Government Agency any document referred to in this clause 13.17;

(g)	such evidence and information, including legal opinions, in relation to the Guarantor, its business and assets, its Secured Property, the execution of the documents referred to in this clause 13.17 as the Financier reasonably requires;

(h)	such further information, certificates, authorizations and documents as the Financier in its absolute discretion in respect of the Project Assets in which the Guarantor has or will have an interest.

Where applicable, the Borrower must ensure that each document referred to in this clause 13.17 is duly stamped within the required time limit under the applicable stamp duty legislation.

14	Indemnities and Break Costs

14.1	General indemnity

(a)	Each Transaction Party indemnifies each Finance Party against any Loss which that Finance Party, a Receiver (whether acting as agent of the Borrower or of a Finance Party) or an Attorney pays, suffers, incurs or is liable for, in respect of any of the following:

Facility Agreement page 76

14 Indemnities and Break Costs

(1)	a Funding Portion required by a Funding Notice not being made for any reason including any failure by a Transaction Party to fulfil any condition precedent contained in clause 2, but excluding any default by that Finance Party;

(2)	the occurrence of any Default;

(3)	a Finance Party exercising its Powers consequent upon or arising out of the occurrence of any Default;

(4)	the non-exercise, attempted exercise, exercise or delay in the exercise of any Power;

(5)	any act or omission of a Security Provider or any of its employees or agents when exercising its Powers consequent upon or arising out of the occurrence of any Default;

(6)	an Environmental Liability;

(7)	any compulsory acquisition or statutory or judicial divestiture of any Secured Property;

(8)	any other thing in respect of a Security or any Secured Property; and

(9)	any payment made by the Financier to the Agent to indemnify the Agent for a Loss the Agent pays, suffers, incurs or is liable for in acting as Agent.

(b)	The indemnity in clause 14.1(a), includes:

(1)	the amount determined by a Finance Party as being incurred by reason of the liquidation or re-employment of deposits or other funds acquired or contracted for by the Finance Party to fund or maintain the Commitment; and

(2)	loss of Margin, but only to the extent of amounts advanced by the Financier to the Borrower under this agreement.

(c)	The indemnity in clause 14.1(a) does not include or apply to any loss suffered or incurred by a Finance Party as a result of its own fraud, intentional misrepresentation, gross negligence or wilful misconduct.

14.2	Break Costs

Except for prepayments under clause 3.6(b), the Borrower must, within 3 Business Days of demand by the Agent, pay to the Agent for the account of each Finance Party its Break Costs attributable to all or any part of a Funding Portion being prepaid or repaid by the Borrower on a day other than the last day of the Interest Period for that Funding Portion.

14.3	Continuing indemnities and evidence of Loss

(a)	Each indemnity of a Transaction Party in a Transaction Document is a continuing obligation of the Transaction Party, despite:

(1)	any settlement of account; or

(2)	the occurrence of any other thing,

and remains in full force and effect until:

(3)	the Secured Moneys are unconditionally repaid in full; and

(4)	each Security has been finally discharged.

Facility Agreement page 77

15 Fees, Tax, costs and expenses

(b)	Each indemnity of a Transaction Party in a Transaction Document is an additional, separate and independent obligation of a Transaction Party and no one indemnity limits the general nature of any other indemnity.

(c)	Each indemnity of a Transaction Party in a Transaction Document survives the termination of any Transaction Document.

(d)	A certificate given by an Officer of a Finance Party detailing the amount of any Loss covered by any indemnity in a Transaction Document is sufficient evidence unless the contrary is proved.

15	Fees, Tax, costs and expenses

15.1	Arrangement fee

(a)	The Borrower must pay to the Agent a non-refundable, non-rebateable fee equal to 6% of the Commitment (being $1,200,000) less the amount of the Work Fee (being $50,000) on the date the Borrower receives the first Funding Portion under this agreement.

15.2	Commitment fee

(a)	The Borrower must pay to the Agent for the account of the Financier during the Availability Period a commitment fee of 2% per annum, which is not refundable in any circumstances and is taken to be fully-earned and payable when due, calculated on the basis of a 365 day or 366 day year, as applicable, for actual days elapsed and on the average monthly amount of the Undrawn Commitment during the Availability Period.

(b)	The commitment fee is payable in arrears on each Quarterly Date and on the last day of each Availability Period.

15.3	Tax

(a)	The Borrower must pay any Tax, other than an Excluded Tax in respect of any Finance Party, which is payable in respect of a Transaction Document (including in respect of the execution, delivery, performance, release, discharge, amendment or enforcement of a Transaction Document).

(b)	The Borrower must pay any fine, penalty or other cost in respect of a failure to pay any Tax described in clause 15.3(a) except to the extent that the fine, penalty or other cost is caused by the Agent’s failure to lodge money received from the Borrower within 5 Business Days before the due date for lodgement.

(c)	The Borrower indemnifies each Finance Party against any amount payable under clause 15.3(a) or 15.3(b).

15.4	Costs and expenses

The Borrower must pay the Finance Parties’ reasonable legal costs in relation to the negotiation, preparation, execution, delivery, stamping, registration and completion of a Transaction Document and all other costs and expenses of each Finance Party in relation to:

(a)	the variation and discharge of any Transaction Document;

Facility Agreement page 78

16 Interest on overdue amounts

(b)	the enforcement, protection or waiver of any rights under any Transaction Document;

(c)	the consent or approval of a Finance Party given under any Transaction Document;

(d)	any enquiry by a Government Agency involving the Borrower,

including:

(e)	any administration costs of each Finance Party in relation to the matters described in clause 15.4(c) or 15.4(d); and

(f)	any legal costs and expenses and any professional consultant’s fees for the costs and expenses described in clauses 15.4(a) to 15.4(d) inclusive on a full indemnity basis.

16	Interest on overdue amounts

16.1	Payment of interest

Each Transaction Party must pay interest on:

(a)	any of the Secured Moneys due and payable by it, but unpaid; and

(b)	any interest payable but unpaid under this clause 16.

16.2	Accrual of interest

The interest payable under this clause 16:

(a)	accrues from day to day from and including the due date for payment up to the actual date of payment, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to pay the Secured Moneys becomes merged; and

(b)	may be capitalized at monthly intervals.

16.3	Rate of interest

The rate of interest payable under this clause 16 on any part of the Secured Moneys is the higher of:

(a)	the Overdue Rate determined by the Agent:

(1)	on the date that part of the Secured Moneys becomes due and payable but is unpaid; and

(2)	on each date which is 1 month after the immediately preceding date on which the Overdue Rate was determined under this clause 16.3(a); and

(b)	the rate fixed or payable under a judgment or other thing referred to in clause 16.2(a).

Facility Agreement page 79

17 Assignment

17	Assignment

17.1	Assignment by Transaction Party

A Transaction Party must not assign or novate any of its rights or obligations under a Transaction Document without the prior written consent of the Agent.

17.2	Borrower obligation in registered form

The obligation of the Borrower to pay principal and interest under this agreement is taken to be in registered form for the purposes of the United States Internal Revenue Code, Sections 871(h)(6), 881(6), 163(f) and the regulations issued thereunder, including Temp. Treas. Reg. Section 5f.163-1(a) and Temp. Treas. Reg. Section 5f.103-1. Accordingly, the Borrower must maintain a book entry system to record the owner of the right to principal and interest and must issue to the Financier a Promissory Note evidencing the Secured Moneys and making specific reference to and complying with the registration requirements in order to effect a transfer of the rights under the obligation, and clause 17.3 will apply to any assignment by the Financier of its rights under a Transaction Document with respect to the obligation of the Borrower to pay principal and interest.

17.3	Assignment by Finance Party

(a)	A Finance Party may assign or novate any of its rights and obligations under a Transaction Document to any person if:

(1)	any necessary prior Authorization is obtained;

(2)	the assignment or novation is to a person in the RMB group of companies (which term includes any person, partnership or corporate entity in that group) or, after consultation with the Borrower, to a reputable bank or financial institution or to a combination of reputable banks and financial institutions; and

(3)	it notifies the Agent and the Borrower.

(b)	In the event that the Financier elects to assign any of its rights under clause 17.3(a), the Financier must surrender to the Borrower the Promissory Note, and the Borrower must reissue the Promissory Note to the assignee. An assignment by the Financier will be taken to be effective when the Promissory Note is reissued by the Borrower.

17.4	Assist

Each party must do any thing which the Agent reasonably requests including, executing any documents or amending any Transaction Document, to effect any transfer, assignment or novation under this clause 17.

17.5	Lending Office

(a)	A Finance Party may change its Lending Office at any time.

(b)	A Financier must promptly notify the Agent and the Borrower of the change.

Facility Agreement page 80

18 Saving provisions

17.6	No increase in costs

If a Finance Party assigns or novates any of its rights or obligations under any Transaction Document or changes its Lending Office, no Transaction Party is required to pay any net increase in the aggregate amount of costs, Taxes, fees or charges which is a direct consequence of the transfer or assignment or change of Lending Office.

18	Saving provisions

18.1	No merger of security

(a)	Nothing in this agreement merges, extinguishes, postpones, lessens or otherwise prejudicially affects:

(1)	any Encumbrance or indemnity in favour of any Finance Party; or

(2)	any Power.

(b)	No other Encumbrance or Transaction Document which a Finance Party has the benefit of in any way prejudicially affects any Power.

18.2	Exclusion of moratorium

To the extent not excluded by law, a provision of any legislation which directly or indirectly:

(a)	lessens, varies or affects in favour of a Transaction Party any obligations under a Transaction Document; or

(b)	stays, postpones or otherwise prevents or prejudicially affects the exercise by any Finance Party of any Power,

is negatived and excluded from each Transaction Document and all relief and protection conferred on a Transaction Party by or under that legislation is also negatived and excluded.

18.3	Conflict

Where any right, power, authority, discretion or remedy conferred on a Finance Party, a Receiver or an Attorney by any Transaction Document is inconsistent with the powers conferred by applicable law then, to the extent not prohibited by that law, those conferred by applicable law are regarded as negatived or varied to the extent of the inconsistency.

18.4	Consents

(a)	Whenever the doing of any thing by a Transaction Party is dependent on the consent of a Finance Party, the Finance Party may withhold its consent or give it conditionally or unconditionally in its absolute discretion, unless expressly stated otherwise in a Transaction Document.

(b)	The Borrower must ensure that any conditions imposed on a Transaction Party by a Finance Party under clause 18.4(a) are complied with by the Transaction Party.

Facility Agreement page 81

18 Saving provisions

18.5	Principal obligations

This agreement and each Collateral Security is:

(a)	a principal obligation and is not ancillary or collateral to any other Encumbrance (other than another Collateral Security) or other obligation; and

(b)	independent of, and unaffected by, any other Encumbrance or other obligation which any Finance Party may hold at any time in respect of the Secured Moneys.

18.6	Non-avoidance

If any payment by a Transaction Party to a Finance Party is avoided for any reason including any legal limitation, disability or incapacity of or affecting the Transaction Party or any other thing, and whether or not:

(a)	any transaction relating to the Secured Moneys was illegal, void or substantially avoided; or

(b)	any thing was or ought to have been within the knowledge of any Finance Party,

the Borrower:

(c)	as an additional, separate and independent obligation, indemnifies each Finance Party against that avoided payment; and

(d)	acknowledges that, to the extent permitted by applicable law, any liability of the Transaction Party under the Transaction Documents and any right or remedy of the Finance Parties under the Transaction Documents is the same as if that payment had not been made.

18.7	Set-off authorized

If a Transaction Party does not pay any amount when due and payable by it to any Finance Party under a Transaction Document, the Finance Party may:

(a)	apply any credit balance in any currency in any account of the Transaction Party with the Finance Party in or towards satisfaction of that amount; and

(b)	effect any currency conversion which may be required to make an application under clause 18.7(a).

18.8	Agent’s certificates and approvals

(a)	A certificate signed by any Officer of the Agent in relation to any amount, calculation or payment under any Transaction Document is sufficient evidence of that amount, calculation or payment unless the contrary is proved.

(b)	Where any provision of a Transaction Document requires the Agent’s approval, that approval will not be effective unless and until it is provided in writing.

18.9	No reliance or other obligations and risk assumption

Each Transaction Party acknowledges and confirms that:

(a)	it has not entered into any Transaction Document in reliance on any representation, warranty, promise or statement made by or on behalf of any Finance Party;

Facility Agreement page 82

19 General

(b)	in respect of the transactions evidenced by the Transaction Documents, no Finance Party has any obligations other than those expressly set out in the Transaction Documents; and

(c)	in respect of interest rates, exchange rates or commodity prices, no Finance Party is liable for any movement in interest rates, exchange rates or commodity prices or any information, advice or opinion provided by any Finance Party or any person on behalf of any Finance Party, even if:

(1)	provided at the request of a Transaction Party (it being acknowledged by each Transaction Party that those matters are inherently speculative);

(2)	relied on by a Transaction Party; or

(3)	provided incorrectly or negligently.

18.10	Power of attorney

(a)	For consideration received, each Transaction Party irrevocably appoints the Agent and each Officer of the Agent as the attorney of the Transaction Party to, at any time following the occurrence of a Default:

(1)	execute and deliver all documents; and

(2)	do all things,

which are necessary or desirable to give effect to each Transaction Document.

(b)	An attorney appointed under clause 18.10(a) may appoint a substitute attorney to perform any of its powers.

19	General

19.1	Confidential information

A Finance Party must not disclose to any person:

(a)	any Document, Corporate and Project Budget or Financial Report; or

(b)	any information about any Transaction Party or Lost Creek,

except:

(c)	in connection with a permitted assignment, novation under clause 17 or any participation, where the disclosure is made on the basis that the recipient of the information will comply with this clause 19.1 in the same way that the Finance Party is required to do;

(d)	to any professional or other adviser consulted by it in relation to any of its rights or obligations under the Transaction Documents, provided that the professional or other adviser owes a duty of confidentiality to the Finance Party that is similar in nature to the obligations set out in this clause 19.1;

(e)	to a country’s central bank, a country’s taxation office or any Government Agency requiring disclosure of the information;

(f)	in connection with the enforcement of its rights under the Transaction Documents;

Facility Agreement page 83

19 General

(g)	where the information is already in the public domain, or where the disclosure would not otherwise breach any duty of confidentiality;

(h)	if required by applicable law or the rules of any securities exchange; or

(i)	otherwise with the prior written consent of the relevant Transaction Party or Lost Creek (that consent not to be unreasonably withheld).

19.2	Transaction Party to bear cost

Any thing which must be done by a Transaction Party under any Transaction Document, whether or not at the request of any Finance Party, must be done at the cost of the Transaction Party.

19.3	Notices

(a)	Any notice or other communication including, any request, demand, consent or approval, to or by a party to any Transaction Document must be in legible writing and in English addressed to the party in accordance with its details set out in Schedule 1 or as specified to the sender by the party by notice.

(b)	If the sender is a company, any such notice or other communication must be signed by an Officer of the sender.

(c)	Any notice or other communication described in this clause 19.3 is regarded as being given by the sender and received by the addressee:

(1)	if by delivery in person or by recognized overnight courier, when delivered to the addressee;

(2)	if by post, on delivery to the addressee;

(3)	if by facsimile, when received by the addressee in legible form; or

(4)	if by email, when the email (including any attachment) comes to the attention of the recipient party or a person acting on its behalf provided that if the sender does not receive a response from the addressee within 2 days of sending the email, the notice or communication must be resent to the addressee using one of the other methods specified in clause 19.3(c)(1), (2) or (3), but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee’s time) it is regarded as received at 9.00am on the following Business Day.

(d)	Any notice or other communication described in this clause 19.3 can be relied on by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorized by the sender.

(e)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after the transmission is received or regarded as received under clause 19.3(c) and informs the sender that it is not legible.

19.4	Governing law and jurisdiction

(a)	This agreement is governed by the laws of the State of Colorado and the laws of the United States of America which are applicable in the State of Colorado.

(b)	Each Transaction Party irrevocably submits to the non-exclusive jurisdiction of the State or Federal courts of the State of Colorado.

Facility Agreement page 84

19 General

(c)	Each Transaction Party irrevocably consents to venue for any dispute involving this agreement or the other Transaction documents in the United States District Court for the District of Colorado or any Colorado state court located in the City and County of Denver, Colorado and waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

(d)	Each Transaction Party irrevocably waives any immunity in respect of its obligations under this agreement that it may acquire from the jurisdiction of any court or any legal process for any reason including the service of notice, attachment before judgment, attachment in aid of execution or execution.

19.5	Prohibition and enforceability

(a)	Any provision of, or the application of any provision of, any Transaction Document or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, any Transaction Document which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

19.6	Waivers

(a)	Waiver of any right arising from a breach of this agreement or of any Power arising on default under this agreement or on the occurrence of an Event of Default must be in writing and signed by the party granting the waiver.

(b)	A failure or delay in exercise, or partial exercise, of:

(1)	a right arising from a breach of this agreement or the occurrence of an Event of Default; or

(2)	a Power created or arising on default under this agreement or on the occurrence of an Event of Default,

does not result in a waiver of that right or Power.

(c)	A party is not entitled to rely on a delay in the exercise or non-exercise of a right or Power arising from a breach of this agreement or on a default under this agreement or on the occurrence of an Event of Default as constituting a waiver of that right or Power.

(d)	A party may not rely on any conduct of another party as a defense to exercise of a right or Power by that other party.

(e)	This clause may not itself be waived except in writing.

19.7	Variation

A variation of any term of this agreement must be in writing and signed by the parties.

19.8	Cumulative rights

The Powers are cumulative and do not exclude any other right, power, authority, discretion or remedy of any Finance Party, Receiver or Attorney.

Facility Agreement page 85

19 General

19.9	Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

19.10	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

Facility Agreement page 86

Schedules

Notice Details	88

Funding Notice	90

Repayment Schedule	91

Promissory Note	92

Borrower Group Structure Diagram	95

Guarantee Assumption Agreement	96

Permitted Interests	99

Permitted Royalties	106

UCC Financing Statements	116

Facility Agreement page 87

Schedule 1

Notice Details

Borrower	Ur-Energy USA Inc.

Address	10758 West Centennial Road, Suite 200, Littleton, Colorado 80127

Attention	Roger L. Smith, CFO

Phone	+1-720-981-4588 x248

Facsimile	+1-720-981-5643

With a copy to	Penne Goplerud, General Counsel at the foregoing address and facsimile

Parent	Ur-Energy Inc.
Address	10758 West Centennial Road, Suite 200, Littleton, Colorado 80127
Attention	Roger L. Smith, CFO
Phone	+1-720-981-4588 x248
Facsimile	+1-720-981-5643
With a copy to	Penne Goplerud, General Counsel at the foregoing address and facsimile

Lost Creek	Lost Creek ISR, LLC

Address	10758 West Centennial Road, Suite 200, Littleton, Colorado 80127

Attention	Roger L. Smith, CFO

Phone	+1-720-981-4588 x248

Facsimile	+1-720-981-5643

With a copy to	Penne Goplerud, General Counsel at the foregoing address and facsimile

Agent	RMB Resources, a division of FirstRand Bank Limited (London Branch)

Address:	20 Gracechurch Street, London EC3V 0BG

Attention:	Stuart Greene

Facsimile:	+44 20 7939 1825

Facility Agreement page 88

Schedule 1 Notice Details

Financier	RMB Australia Holdings Limited

Address	Level 13, 60 Castlereagh Street, Sydney, New South Wales 2000, Australia

Attention	Gregory Gay

Phone	+61 2 9253 6200

Fax	+61 2 9256 6291

Email	greg.gay@rmb.com.au

Facility Agreement page 89

Schedule 2

Funding Notice

To:	RMB Resources, a division of FirstRand Bank Limited (London Branch)

Attention: Stuart Greene

We refer to the facility agreement (Facility Agreement) dated [insert date] between Ur-Energy USA Inc. (as Borrower), Ur-Energy Inc. (as Parent), RMB Australia Holdings Limited (as Financier), Lost Creek ISR, LLC (as Lost Creek), and RMB Resources, a division of FirstRand Bank Limited (London Branch) (as Agent).

Under clause 4 of the Facility Agreement:

(a)	We give you notice that we wish to draw on [ ] (Funding Date).

(b)	The aggregate amount to be drawn is $[ ].

(c)	Particulars of the Funding Portion are:

Principal amount	Interest Period

90 days

(d)	The proceeds of the Funding Portion are to be used in accordance with clause 3.2 of the Facility Agreement.

(e)	We request that the proceeds be remitted to the Funding Account, details of which are as follows:

[                   ];

(f)

We represent and warrant that no Default has occurred and is continuing or will result from the provision of any Funding Portion[, except as follows:

[                  ], and we propose the following remedial action [                   ]].

(g)	As at the date of this certificate, no event has occurred and is continuing which has had, or is likely to have, a Material Adverse Effect.

(h)	As at the date of this certificate, each representation and warranty in the Facility Agreement is true and correct.

(i)	Expressions defined in the Facility Agreement have the same meaning when used in this Funding Notice.

Date:

Signed for and on behalf of
Ur-Energy USA Inc.
by

Officer

Name (please print)

Facility Agreement page 90

Schedule 3 Repayment Schedule

Schedule 3

Repayment Schedule

Repayment Date	Repayment Amount		Outstanding Facility Limit

31 March 2014	US$	2,500,000	US$	17,500,000

30 June 2014	US$	2,500,000	US$	15,000,000

30 September 2014	US$	2,500,000	US$	12,250,000

31 December 2014	US$	2,500,000	US$	10,000,000

31 March 2015	US$	2,500,000	US$	7,500,000

30 June 2015	US$	2,500,000	US$	5,000,000

30 September 2015	US$	2,500,000	US$	2,500,000

31 December 2015	US$	2,500,000	US$	0

Facility Agreement page 91

Schedule 4

Promissory Note

UR-ENERGY USA INC.

PROMISSORY NOTE DUE [insert date]

$[1]	[2]

[3]

FOR VALUE RECEIVED, UR-ENERGY USA INC., a Colorado corporation (Borrower), promises to pay to the order of RMB AUSTRALIA HOLDINGS LIMITED, a company incorporated under the laws of Australia (Payee), on or before [insert date], the lesser of (x)4 ($[5]) and (y) the Principal Outstanding in respect of the advances made by the Payee to the Borrower under the Facility Agreement referred to below.

The Borrower also promises to pay interest on the unpaid principal amount of this Promissory Note, from the date of this Promissory Note until paid in full, at the rates and at the times which are determined in accordance with the provisions of the Facility Agreement dated as of [insert date] by and among the Borrower, Ur-Energy Inc., Lost Creek ISR, LLC, the Payee and RMB Resources, a division of FirstRand Bank Limited (London Branch), as agent for the Payee (Agent) (that Facility Agreement, as it may be amended, supplemented or otherwise modified from time to time, being the Facility Agreement, and terms defined in the Facility Agreement which are not otherwise defined in this Promissory Note have the same meaning in this Promissory Note as defined in the Facility Agreement).

This Promissory Note evidences the principal amount of the Commitment, described in the Facility Agreement (plus capitalized interest), to which reference is made for a more complete statement of the terms and conditions under which the Commitment evidenced by this Promissory Note was made and is to be repaid.

All payments of principal and interest in respect of this Promissory Note must be made in Dollars, in Same Day Funds, without defense, set-off or counterclaim, free of any restriction or condition, and must be delivered to the Agent at the times provided for in the Facility Agreement. Until notified in writing of the transfer of this Promissory Note, the Borrower and the Agent are entitled to take the Payee, or any person who has been identified by the transferor in writing to the Borrower and the Agent as the owner and holder of this Promissory Note. Each of the Payee and any subsequent holder of this Promissory Note agrees, by its acceptance of this Promissory Note, that before disposing of this Promissory Note or any part or portion of it, it will make a notation in the annexure to this Promissory Note of all principal payments previously made under this Promissory Note and of the date to which interest due under this Promissory Note has been paid, provided, however, that the failure to make a notation of any payment made on this Promissory Note does not limit or otherwise affect the obligations of the Borrower under this Promissory Note with respect to payments of principal of or interest owing.

1 Insert amount of the Commitment

2 Insert place of delivery this Promissory Note.

3 Insert the effective date of this Promissory Note.

4 In words insert amount of the Funding Portion to which this Promissory Note relates.

5 Insert amount of the Funding Portion to which this Promissory Note relates in numbers.

Facility Agreement page 92

Schedule 4 Promissory Note

Subject to clause 6.2 of the Facility Agreement, whenever any payment on this Promissory Note is stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day.

This Promissory Note is subject to mandatory prepayment and to prepayment at the option of Borrower as provided in clauses 3.5 and 3.6 of the Facility Agreement.

THIS PROMISSORY NOTE IS GOVERNED BY, AND WILL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF COLORADO WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES. THE BORROWER IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COLORADO STATE OR FEDERAL COURT SITTING IN DENVER, COLORADO IN ANY ACTION OR LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE ENFORCEMENT OF THIS PROMISSORY NOTE AND THE BORROWER IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN THOSE COURTS. THE BORROWER UNCONDITIONALLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY RIGHT IT MAY HAVE TO THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING. NOTHING IN THIS PARAGRAPH WILL AFFECT THE POWERS OF THE PAYEE TO BRING ANY ACTION OR PROCEEDING AGAINST THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION.

If an Event of Default (as defined in the Facility Agreement) occurs and is continuing, the unpaid balance of the principal amount of this Promissory Note, together with all accrued and unpaid interest on this Promissory Note, may at the option of the Payee become, or may be declared to be, due and payable in the manner, on the conditions and with the effect provided in the Facility Agreement.

The terms of this Promissory Note are subject to amendment only in the manner provided in the Facility Agreement.

This Promissory Note is subject to restrictions on transfer or assignment as provided in clause 17 of the Facility Agreement.

No reference in this Promissory Note to the Facility Agreement and no provision of this Promissory Note or the Facility Agreement will alter or impair the obligations of the Borrower, which are absolute and unconditional, to pay the principal of and interest on this Promissory Note at the place, at the respective times, and in the currency prescribed in this Facility Agreement.

The Borrower promises to pay all costs and expenses, including reasonable attorneys’ fees, all as provided in clause 15.4 of the Facility Agreement, incurred in the collection and enforcement of this Promissory Note. The Borrower and any endorsers of this Promissory Note consent to renewals and extensions of time at or after the maturity of this Promissory Note, without notice, and waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand under this Promissory Note.

IN WITNESS WHEREOF, the Borrower has caused this Promissory Note to be duly executed and delivered by its Officer as of the date and at the place first written above.

UR-ENERGY USA INC.

By:

Title:	(d)

Facility Agreement page 93

Schedule 5

Borrower Group Structure Diagram

Facility Agreement page 94

Schedule 6

Guarantee Assumption Agreement

Clauses 1.1 (Definitions) and 13.17 (Guarantor Accession)

Date ►

This agreement is made by

Guarantor	[insert]

Background

1    Under the facility agreement dated [insert details] between Ur-Energy USA Inc. (as Borrower), Ur-Energy Inc. (as Parent), Lost Creek ISR, LLC (Lost Creek), RMB Australia Holdings Limited (as Financier) and RMB Resources, a division of FirstRand Bank Limited (London Branch) (as Agent) (Facility Agreement), a person may become a Guarantor by execution of this agreement.

2    The New Guarantor wishes to become a Guarantor on the terms and conditions set out in this agreement.

This agreement witnesses

1	Interpretation

(a)	Words and phrases defined in the Facility Agreement have the same meaning when used in this agreement.

(b)	In this agreement, Existing Guarantor has the meaning set out below.

Term	Meaning

Existing Guarantor	each person which is a Guarantor under the Facility Agreement at the time of execution of this agreement.

Facility Agreement page 95

Schedule 6 Guarantee Assumption Agreement

2	Guarantee

In consideration of, among other things:

(a)	forbearance by the Financier to require repayment of the Secured Moneys in full; and

(b)	the payment to the Guarantor of $10 (receipt of which is acknowledged),

the Guarantor jointly and severally with each Existing Guarantor irrevocably and unconditionally guarantees to the Financier the payment of the Secured Moneys on the terms contained in the Facility Agreement (including clause 13 of the Facility Agreement).

3	Representations and warranties

The Guarantor represents and warrants to, and for the benefit of the Financier, as set out in clauses 8.1 and 8.2 of the Facility Agreement, on the basis that:

(a)	each reference to a Transaction Party in clauses 8.1 and 8.2 of the Facility Agreement includes a reference to the Guarantor;

(b)	each reference to a Transaction Document includes this deed and each other Transaction Document to which the Guarantor is a party; and

(c)	clauses 8.3 and 8.4 of the Facility Agreement apply to this clause 3 as if set out in full.

4	Status of Guarantor

The Guarantor agrees that it irrevocably becomes a ‘Guarantor’ and a ‘Transaction Party’ as defined in, and for all purposes under, the Facility Agreement as if named in and as a party to the Facility Agreement, and accordingly is bound by the Facility Agreement as a Guarantor and a Transaction Party.

5	Governing law

This agreement is governed by the laws of Colorado, United States of America.

6	Benefit of agreement

This agreement is given in favour of and for the benefit of:

(a)	the Financier; and

(b)	each Transaction Party,

under the Facility Agreement and their respective successors and permitted assigns.

Facility Agreement page 96

Schedule 6 Guarantee Assumption Agreement

7	Address for notices

The details for the Guarantor for service of notices are:

Address: [insert]

Attention: [insert]

Email: [insert]

8	Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

Executed as an agreement

Guarantor
Signed sealed and delivered for [Type party name] by his/her/its attorney sign here ►
Attorney

print name

in the presence of

sign here ►
Witness

print name

Facility Agreement page 97

Schedule 7

Permitted Interests

Lost Creek has exclusive possession of the unpatented mining claims, subject to overlaps that the unpatented mining claims have with senior unpatented mining claims owned by third parties, patented mining claims, fee lands and state-owned lands, as well as overlaps between some of the unpatented mining claims and certain senior unpatented placer mining claims owned by third parties, as described in title reports furnished to the Agent and as set forth in the third party valuation report furnished to the Agent.

The following are instruments under which third parties may currently have contractual or statutory rights to the surface or sub-surface covered by the unpatented mining claims which comprise a portion of the Mineral Rights:

Lost Creek Project

RIGHTS OF WAY AND EASEMENTS

Right-of-Ways Project Name	Lead Case File No.	Term of Right- of-Way	Legal Description

Lost Creek	WYW057176 (34.5 KV Power line, 25 feet in width)	April 4, 1978 to Dec 31, 2038	5.8 Acres, W2W2 Section 13, W2W2 Section 24, and W2W2 Section 25, T25N, R93W, 6th PM

LC North	WYW057176	April 4, 1978 to Dec 31, 2038	7.69 Acres, SWNW, W2SW, and Lot 4 Section 1, SENE, E2SE, and Lot 1 Section 2, W2W2 Section 12, and W2W2 Section 13, T25N, R93W, 6th PM

LC West	WYW057176	April 4, 1978 to Dec 31, 2038	5.16 Acres, W2W2 Section 25, and W2W2 Section 36, T25N, R93W, 6th PM and Lot 4 and W2NW Section 2, T24N, R93W, 6th PM

LC West	WYW147148 (Oil and Gas Pipeline, 50 feet in width)	Jan 24, 2000 to Jan 23, 2030	3.34 Acres, E2W2, SWSW Section 16, T25N, R93W, 6th PM

LC West	WYW076245 (Wamsutter-Crooks Gap County Road, 100 feet in width)	Aug 21, 1981 to Jan 1, 9999	7.35 Acres, W2NE, E2W2, and SWSW Section 16, T25N, R93W, 6th PM

LC South	WYW134003 (Sooner Road, 50 feet in width)	Oct 27, 1994 to Oct 28, 2024

23.94 Acres, Lot 1, S2NE, SESW, and W2SE Section 4 and E2NW Section 9, T24N, R92W, 6th PM

Also E2SE Section 23, NENE, W2NE, and E2SE Section 26, SESE Section 34 and E2NW, SWNW, and W2SW Section 35, T25N, R92W, 6th PM

LC East	WYW134003	Oct 27, 1994 to Oct 28, 2024	1.19 Acres, SENE and E2SE Section 23 and W2NW Section 24, T25N, R92W, 6th PM

Facility Agreement page 98

Schedule 7 Permitted Interests

LC South and LC East	WYW136596 (Sooner Road, 30 feet in width)	Dec 6, 1995 to Dec 7, 2025	15.09 Acres, appears to be a duplicate Right-of-Way to WYW134003; legal descriptions on Lead Case File Serial Register pages are identical, but only 30 feet in width

LC South	WYW057561 (Sweetwater County Road #4-63, aka Mineral X Road, 150 feet in width)	Jan 18, 1976 to Jan 1, 9999	12.33 Acres, S2S2 Section 11, NWNW Section 14, and N2N2 Section 15, T24N, R92W, 6th PM

FEDERAL OIL AND GAS LEASES

Project Name	Lead Case File No. & Lessee Name	Term of Oil & Gas Lease	Acreage and Legal Description

Lost Creek	WYW174279 Kirkwood Oil and Gas LLC	Jan 1, 2008 to Dec 31, 2017	974 Acres, S2, S2N2 and part of N2N2 Section 17, and Lots 2-4, E2SW, S2SENW, S2NWNE, SENE, S2NENE, and SE Section 18, T25N, R92W, 6th PM

LC North	WYW174279 Kirkwood Oil and Gas LLC	Jan 1, 2008 to Dec 31, 2017	302.64 Acres, Part N2N2 Section 17, and Lots 1 and 2, N2SENW, NENW, N2SWNE, NWNE and N2NENE Section 18, T25N, R92W, 6th PM

Lost Creek	WYW174280 Kirkwood Oil and Gas LLC	June 1, 2007 to May 31, 2017	5.38 Acres, Part Lot 8 Section 31, T25N, R92W, 6th PM

LC South	WYW174280 Kirkwood Oil and Gas LLC	June 1, 2007 to May 31, 2017	1281.27 Acres, Lots 5-20 (except part Lot 8) Section 31, and All Section 32, T25N, R92W, 6th PM

LC North	WYW165000 Kirkwood Oil and Gas LLC	Feb 1, 2006 to Jan 31, 2016	14.7 Acres, Part E2E2 Section 15, T25N, R93W, 6th PM

LC East	WYW155785 J-W Operating Company and Samson Resources Company	Sept 1, 2003 to Aug 31, 2013	162.35 Acres, NW Section 21, and part W2W2NW Section 24, T25N, R92W, 6th PM

LC South	WYW155785 J-W Operating Company and Samson Resources Company	Sept 1, 2003 to Aug 31, 2013	23.00 Acres, Part S2S2NE Section 24, T25N, R92W, 6th PM

LC North	WYW155789 J-W Operating Company	June 1, 2003 to May 31, 2013	29 Acres, Part SE Section 11, T25N, R93W, 6th PM

Lost Creek	WYW155793 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	11.7 Acres, Part E2E2NE Section 26, T25N, R93W, 6th PM

Facility Agreement page 99

Schedule 7 Permitted Interests

LC West	WYW155793 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	357.66 Acres, S2 and part S2N2 Section 26, T25N, R93W, 6th PM

LC North	WYW155793 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	270.64 Acres, N2 and part S2N2 Section 26, T25N, R93W, 6th PM

LC North	WYW155794 J-W Operating Company	Sept 1, 2003 to Aug 31, 2013	104 Acres, E2E2 Section 28, T25N, R93W, 6th PM

Lost Creek.	WYW159222 Samson Resources Company	June 1, 2003 to May 31, 2013	2.8 Acres, Part of E2E2SE Section 14, T25N, R93W, 6th PM

LC North	WYW159222 Samson Resources Company	June 1, 2003 to May 31, 2013	602 Acres, All, except part N2N2 Section 14, T25N, R93W, 6th PM

GRAZING ALLOTMENTS AND GRAZING LEASES

Lost Creek Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 2,133 acres), Green Mountain/Arapahoe Creek (est. 868 acres) and Stewart Creek (est. 553 acres)

State of Wyoming: Lease # 3-7343 All Section 16 (640 acres), T25N, R92W, 6th PM; Sun Land & Cattle Co.

LC East Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 335 acres) and Stewart Creek (est. 4,445 acres)

State of Wyoming: None

LC South Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 4,830 acres) and Stewart Creek (est. 6637 acres)

State of Wyoming: None

LC West Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 3,080 acres) and Green Mountain/Arapahoe Creek (est. 400 acres)

State of Wyoming: Lease # 3-8342 E2 and SESW Section 36 (360 acres), T25N, R93W, 6th PM; James D. Smith

LC North Project

BLM – Federal Grazing Allotments: Cyclone Rim (est. 930 acres), Green Mountain/Arapahoe Creek (est. 5,003 acres) and Stewart Creek (est. 1,556 acres)

State of Wyoming: None

Facility Agreement page 100

Schedule 7 Permitted Interests

What was formerly known as the “Green Mountain Grazing Allotment,” which covered several of the Lost Creek Projects, as set forth above, has been re-designated by the United States Bureau of Land Management into three allotments, of which only one is reasonably believed to cover the Project Area: Arapahoe Creek Allotment, which is believed to include, at least, the following specific grazing leases:

WY17056  ARAPAHOE CREEK

Authorization Number	Permitee	Effective Date	Expiration Date	Permitted Animal Units as of 5/9/2013
4900240	Chris Anderson, et al.	5/1/2012	4/30/2019	2434
4900264	Joshua Anderson Ranch Management LLC	5/1/2012	2/28/2015	3690
4903713	Christopher and Susan Anderson	5/1/2012	4/30/2022	3934
4903771	Alkali Creek Grazing Association LLC	3/1/2012	2/28/2022	3184
4903791	Separation Flat Grazing Co., LLC	5/1/2012	4/30/2022	424
4903792	Joshua Anderson Ranch Management LLC	5/10/2010	10/31/2014	1050
4903795	Robert or Judy Whitlock	5/1/2012	12/31/2014	3510
4903841	Walking S Grazing Association, LLC	3/1/2012	2/28/2022	3396
4903851	Quarter Circle Block LLC	5/1/2012	4/30/2022	4943
4903854	Quarter Circle Block LLC	2/1/2012	1/31/2015	1300
4912615	Robert or Judy Whitlock	5/1/2011	5/1/2014	100
4915181	Stewart Creek LLC	5/1/2012	4/30/2022	965

The Cyclone Rim Grazing Allotment is known to include, at least, the following specific grazing leases:

WY10103  CYCLONE RIM

Authorization Number	Permitee	Effective Date	Expiration Date	Permitted Animal Units as of 5/9/2013
4900143	Jolley Livestock Grazing Association, LLC	3/1/2013	2/28/2017	222
4903037	Hill Land and Livestock	3/1/2012	2/28/2022	1144
4903043	Jolley Livestock Grazing Association, LLC	3/1/2010	2/28/2020	4489
4903083	Stratton Sheep Co.	10/1/2008	9/30/2018	22577
4903152	Salisbury Livestock Co.	3/1/2012	2/28/2015	3340
4903266	Peterson Livestock, LLC	10/1/2009	12/31/2018	93

Facility Agreement page 101

Schedule 7 Permitted Interests

The Stewart Creek Grazing Allotment is known to include, at least, the following specific grazing leases:

WY10102  STEWART CREEK

Authorization Number	Permitee	Effective Date	Expiration Date	Permitted Animal Units as of 5/9/2013
4903015	Jess and Debbi Bartlett	3/1/2005	2/28/2015	529
4903092	Stewart Creek LLC (Sun Ranch)	11/18/2008	11/17/2018	4982
4914975	Richard Carter	10/25/2011	10/24/2021	3515

Pathfinder Uranium Project

A.	Grazing Leases

1.	Reid Draw Property known grazing lease:

Permittee/Lessee	Recorder Index	Effective Date	Description

Philp Sheep Company	Fremont County, Wyoming Recorder Notice and Memorandum of Grazing Lease Document No. 1201339	June 2, 1999 (20 year primary term, successive periods of 20 years by notification from Lessee within 90 days of expiration	Includes NWSW and S2SW Section 4, SENE and NESE Section 5, and NENW and W2NE Section 9, all in T33N, R90W, 6th PM

2.	U.S. Mineral Patent No. 49-69-0016 known grazing lease (north of the Shirley Basin entrance road):

Permittee/Lessee	Recorder Index	Effective Date	Description

Cecilia R. Schmitt and Armin A. Schmitt, trustees of the Schmitt Family Living Trust dated August 21, 1999	Carbon County, Book 1087, Page 0101, Document No. 0915686	April 14, 2005 (20 year initial term with four successive 20 year periods)	77.2 acres pursuant to Grazing Lease. Grazing Lease also includes surface acres covered by U.S. Mineral Patent Nos. 49-72-0063 and 49-69-0020.

B.	Rights-of-Way:

Pathfinder (Lucky Mc Mill Sites)	Fremont County, Wyoming Recorder Document No. 1211215, as corrected by Document No. 2012-1350816	Dated April 7, 2000, corrected March 8, 2012	5.98 Acres, being a strip of land 200 feet in width, 100 feet on each side of a centerline over and across a portion of Mineral Survey No. 649 and located in the NE¼SE¼ and the SE¼ NE¼ of Section 22, T33N, R90W, 6th PM

Facility Agreement page 102

Schedule 7 Permitted Interests

0.05 Acres, being a parcel of land located in the SE¼NE¼ of Section 22, T33N, R90W, 6th PM 0.18 Acres, being a parcel of land located in the SE¼NW¼SW¼NW¼ of Section 23, T33N, R90W, 6th PM

C.	Reserved Surface Rights:

Surface Rights Owner	Recorder Index No.	Description

State of Wyoming	Carbon County, Wyoming Recorder, recorded on March 12, 1940 in Book 0227, Page 263	The surface of U.S. Mining Patent No. 49-69-0017 lying within SE¼ of Section 17, N½NE¼ and the SW¼NE¼ of Section 20, previously patented from the USA to the State of Wyoming, reserving surface rights for mining

Cecilia R. and Armin A. Schmitt	Carbon County, Wyoming Recorder, recorded Quitclaim Deed with Reservation of Rights, dated effective as of April 14, 2005, and recorded at Book 1081, Page 0100, and corrected at Book 1107, Page 0092	101.8 Surface Acres (more or less), being located on the surface of U.S. Mining Patent No. 49-69-0017 located within SE¼SW¼ of Section 17 and E½NW¼ of Section 20, in each case within T28N, R78W, 6th PM, reserving surface rights for mining without further compensation

Cronberg Bros., Inc.	Carbon County, Wyoming Recorder, recorded Quitclaim Deed with Reservation of Easement Rights, effective as of April 10, 2005, and recorded at Book 1087, Page 0096 and corrected at Book 1107, Page 0093	9.5 Surface Acres (more or less), being located on the surface of U.S. Mining Patent No. 49-69-0017 lying within the SW¼SW¼ of Section 17 and the W½NW¼ of Section 20, T28N, R78W, 6th PM, reserving surface rights for mining without further compensation

Facility Agreement page 103

Schedule 7 Permitted Interests

D.	Right for Power Transmission Line:

	Rights Owner	Permit No.	Description

1.	High Plains Power (previously Hot Springs R.E.A., Inc.)	WYW046984	Lucky Mc Mill Sites in Fremont County, Wyoming within lands described by Mining Patent No. 49-69-0038
2.	Union Telephone Co., Inc.	WYW071205	Shirley Basin, Section 32, T28N, R78W,

E.	Right of First Refusal:

Reid Draw Property in Fremont County, Wyoming: Right of First Refusal Agreement dated June 2, 1999, recorded as Document 1201340, granting to Philp Sheep Company a right to repurchase the property for One Dollar ($1.00) if Pathfinder contemplates the transfer of fee title of the property to other than an affiliate or governmental entity; tract includes NWSW and S2SW Section 4, SENE and NESE Section 5, and NENW and W2NE Section 9, all in T33N, R90W, Fremont County, Wyoming.

Facility Agreement page 104

Schedule 8

Permitted Royalties

The following royalties exist with respect to the Project Areas:

1.	Lost Creek

Lost Creek Project

State of Wyoming: Royalty as set forth in State Lease 0-40814 and provided by law

LC West Project

State of Wyoming: Royalty as set forth in State Lease 0-41041 and provided by law

LC South Project

Royalties on mining claims: one percent of total gross proceeds of uranium concentrate (U3O8) yellowcake extracted by processing or beneficiation from uranium ores produced or sold from the 206 unpatented mining claims on the following list:

					Original Recordation		BLM Serial /
Claim	Sec	Twp	Rng	County	Rec/Book/Page	State	Claim No.

Arrow No. 10	10, 11	24N	92W	Sweetwater	1459585;1045;1590	WYOMING	WMC272645
E.R. #1	10	24N	92W	Sweetwater	1469456;1056;1396	WYOMING	WMC274408
E.R. #2	10	24N	92W	Sweetwater	1469457;1056;1397	WYOMING	WMC274409
E.R. #3	10	24N	92W	Sweetwater	1469458;1056;1398	WYOMING	WMC274410
E.R. #4	10	24N	92W	Sweetwater	1469459;1056;1399	WYOMING	WMC274411
E.R. #5	10	24N	92W	Sweetwater	1469460;1056;1400	WYOMING	WMC274412
E.R. #6	10	24N	92W	Sweetwater	1469461;1056;1401	WYOMING	WMC274413
E.R. #7	10	24N	92W	Sweetwater	1469462;1056;1402	WYOMING	WMC274414
E.R. #8	10	24N	92W	Sweetwater	1469463;1056;1403	WYOMING	WMC274415
E.R. #9	10	24N	92W	Sweetwater	1469464;1056;1404	WYOMING	WMC274416
E.R. #10	10	24N	92W	Sweetwater	1469465;1056;1405	WYOMING	WMC274417
E.R. GAP 1	10	24N	92W	Sweetwater	1538304;1124;1051	WYOMING	WMC294438
E.R. GAP 2	10	24N	92W	Sweetwater	1538305;1124;1052	WYOMING	WMC294439
LCS 125	29	25N	92W	Sweetwater	1520936;1108;1026	WYOMING	WMC292171
LCS 126	29	25N	92W	Sweetwater	1520937;1108;1027	WYOMING	WMC292172
LCS 127	29	25N	92W	Sweetwater	1520938;1108;1028	WYOMING	WMC292173
LCS 128	29	25N	92W	Sweetwater	1520939;1108;1029	WYOMING	WMC292174
LCS 129	29	25N	92W	Sweetwater	1520940;1108;1030	WYOMING	WMC292175
LCS 130	29	25N	92W	Sweetwater	1520941;1108;1031	WYOMING	WMC292176
LCS 131	29	25N	92W	Sweetwater	1520942;1108;1032	WYOMING	WMC292177
LCS 132	29	25N	92W	Sweetwater	1520943;1108;1033	WYOMING	WMC292178

Facility Agreement page 105

Schedule 8 Permitted Royalties

LCS 242	28, 29	25N	92W	Sweetwater	1536620;1123;0452	WYOMING	WMC294213
LCS 244	28	25N	92W	Sweetwater	1536622;1123;0454	WYOMING	WMC294215
LCS 246	28	25N	92W	Sweetwater	1536624;1123;0456	WYOMING	WMC294217
LCS 248	28	25N	92W	Sweetwater	1536626;1123;0458	WYOMING	WMC294219
LCS 250	28	25N	92W	Sweetwater	1536628;1123;0460	WYOMING	WMC294221
LCS 252	28	25N	92W	Sweetwater	1536630;1123;0462	WYOMING	WMC294223
LCS 254	28	25N	92W	Sweetwater	1536632;1123;0464	WYOMING	WMC294225
LCS 256	28	25N	92W	Sweetwater	1536634;1123;0466	WYOMING	WMC294227
LCS 258	28	25N	92W	Sweetwater	1536636;1123;0468	WYOMING	WMC294229
LCS 260	27, 28	25N	92W	Sweetwater	1536638;1123;0470	WYOMING	WMC294231
LCS 262	27	25N	92W	Sweetwater	1536640;1123;0472	WYOMING	WMC294233
LCS 264	27	25N	92W	Sweetwater	1536642;1123;0474	WYOMING	WMC294235
LCS 277	28, 29	25N	92W	Sweetwater	1536655;1123;0487	WYOMING	WMC294248
LCS 278	28	25N	92W	Sweetwater	1536656;1123;0488	WYOMING	WMC294249
LCS 279	28	25N	92W	Sweetwater	1536657;1123;0489	WYOMING	WMC294250
LCS 280	27, 28	25N	92W	Sweetwater	1536658;1123;0490	WYOMING	WMC294251
LCS 286	21, 22, 27, 28	25N	92W	Sweetwater	1536659;1123;0491	WYOMING	WMC294252
LCS 287	27, 28	25N	92W	Sweetwater	1536660;1123;0492	WYOMING	WMC294253
LCS 288	22, 27	25N	92W	Sweetwater	1536661;1123;0493	WYOMING	WMC294254
LCS 289	27	25N	92W	Sweetwater	1536662;1123;0494	WYOMING	WMC294255
LCS 290	22, 27	25N	92W	Sweetwater	1536663;1123;0495	WYOMING	WMC294256
LCS 291	27	25N	92W	Sweetwater	1536664;1123;0496	WYOMING	WMC294257
Sage # 1	3	24N	92W	Sweetwater	1536108;1122;1306	WYOMING	WMC293768
Sage # 2	3, 4	24N	92W	Sweetwater	1536109;1122;1308	WYOMING	WMC293769
Sage # 3	3	24N	92W	Sweetwater	1536110;1122;1310	WYOMING	WMC293770
Sage # 4	3, 4	24N	92W	Sweetwater	1536111;1122;1312	WYOMING	WMC293771
Sage # 5	3	24N	92W	Sweetwater	1536112;1122;1314	WYOMING	WMC293772
Sage # 6	3, 4	24N	92W	Sweetwater	1536113;1122;1316	WYOMING	WMC293773
Sage # 7	3	24N	92W	Sweetwater	1536114;1122;1318	WYOMING	WMC293774
Sage # 8	3, 4	24N	92W	Sweetwater	1536115;1122;1320	WYOMING	WMC293775
Sage # 9	3	24N	92W	Sweetwater	1536116;1122;1322	WYOMING	WMC293776
Sage # 10	3, 4	24N	92W	Sweetwater	1536117;1122;1324	WYOMING	WMC293777
Sage # 11	3	24N	92W	Sweetwater	1536118;1122;1326	WYOMING	WMC293778
Sage # 12	3, 4	24N	92W	Sweetwater	1536119;1122;1328	WYOMING	WMC293779
Sage # 13	3	24N	92W	Sweetwater	1536120;1122;1330	WYOMING	WMC293780
Sage # 14	3, 4	24N	92W	Sweetwater	1536121;1122;1332	WYOMING	WMC293781
Sage # 15	3	24N	92W	Sweetwater	1536122;1122;1334	WYOMING	WMC293782
Sage # 16	3, 4	24N	92W	Sweetwater	1536123;1122;1336	WYOMING	WMC293783
Sage # 17	3, 10	24N	92W	Sweetwater	1536124;1122;1338	WYOMING	WMC293784
Sage # 18	3, 4, 9, 10	24N	92W	Sweetwater	1536125;1122;1340	WYOMING	WMC293785
Sage # 19	10	24N	92W	Sweetwater	1536126;1122;1342	WYOMING	WMC293786

Facility Agreement page 106

Schedule 8 Permitted Royalties

Sage # 20	9, 10	24N	92W	Sweetwater	1536127;1122;1344	WYOMING	WMC293787
Sage # 21	4	24N	92W	Sweetwater	1536128;1122;1346	WYOMING	WMC293788
Sage # 22	4	24N	92W	Sweetwater	1536129;1122;1348	WYOMING	WMC293789
Sage # 23	4	24N	92W	Sweetwater	1536130;1122;1350	WYOMING	WMC293790
Sage # 24	4	24N	92W	Sweetwater	1536131;1122;1352	WYOMING	WMC293791
Sage # 25	4	24N	92W	Sweetwater	1536132;1122;1354	WYOMING	WMC293792
Sage # 26	4	24N	92W	Sweetwater	1536133;1122;1356	WYOMING	WMC293793
Sage # 27	4	24N	92W	Sweetwater	1536134;1122;1358	WYOMING	WMC293794
Sage # 28	4	24N	92W	Sweetwater	1536135;1122;1360	WYOMING	WMC293795
Sage # 29	4	24N	92W	Sweetwater	1536136;1122;1362	WYOMING	WMC293796
Sage # 30	4	24N	92W	Sweetwater	1536137;1122;1364	WYOMING	WMC293797
Sage # 31	4	24N	92W	Sweetwater	1536138;1122;1366	WYOMING	WMC293798
Sage # 32	4	24N	92W	Sweetwater	1536139;1122;1368	WYOMING	WMC293799
Sage # 33	4	24N	92W	Sweetwater	1536140;1122;1370	WYOMING	WMC293800
Sage # 34	4	24N	92W	Sweetwater	1536141;1122;1372	WYOMING	WMC293801
Sage # 35	4	24N	92W	Sweetwater	1536142;1122;1374	WYOMING	WMC293802
Sage # 36	4	24N	92W	Sweetwater	1536143;1122;1376	WYOMING	WMC293803
Sage # 37	4, 9	24N	92W	Sweetwater	1536144;1122;1378	WYOMING	WMC293804
Sage # 38	4, 9	24N	92W	Sweetwater	1536145;1122;1380	WYOMING	WMC293805
Sage # 39	9	24N	92W	Sweetwater	1536146;1122;1382	WYOMING	WMC293806
Sage # 40	9	24N	92W	Sweetwater	1536147;1122;1384	WYOMING	WMC293807
Sage # 41	4, 5	24N	92W	Sweetwater	1536148;1122;1386	WYOMING	WMC293808
Sage # 42	5	24N	92W	Sweetwater	1536149;1122;1388	WYOMING	WMC293809
Sage # 43	4, 5	24N	92W	Sweetwater	1536150;1122;1390	WYOMING	WMC293810
Sage # 44	5	24N	92W	Sweetwater	1536151;1122;1392	WYOMING	WMC293811
Sage # 45	4, 5	24N	92W	Sweetwater	1536152;1122;1394	WYOMING	WMC293812
Sage # 46	5	24N	92W	Sweetwater	1536153;1122;1396	WYOMING	WMC293813
Sage # 47	4, 5	24N	92W	Sweetwater	1536154;1122;1398	WYOMING	WMC293814
Sage # 48	5	24N	92W	Sweetwater	1536155;1122;1400	WYOMING	WMC293815
Sage # 49	4, 5	24N	92W	Sweetwater	1536156;1122;1402	WYOMING	WMC293816
Sage # 50	5	24N	92W	Sweetwater	1536157;1122;1404	WYOMING	WMC293817
Sage # 51	4, 5	24N	92W	Sweetwater	1536158;1122;1406	WYOMING	WMC293818
Sage # 52	5	24N	92W	Sweetwater	1536159;1122;1408	WYOMING	WMC293819
Sage # 53	4, 5	24N	92W	Sweetwater	1536160;1122;1410	WYOMING	WMC293820
Sage # 54	5	24N	92W	Sweetwater	1536161;1122;1412	WYOMING	WMC293821
Sage # 55	4, 5	24N	92W	Sweetwater	1536162;1122;1414	WYOMING	WMC293822
Sage # 56	5	24N	92W	Sweetwater	1536163;1122;1416	WYOMING	WMC293823
Sage # 57	4, 5, 8, 9	24N	92W	Sweetwater	1536164;1122;1418	WYOMING	WMC293824
Sage # 58	5, 8	24N	92W	Sweetwater	1536165;1122;1420	WYOMING	WMC293825
Sage # 59	8, 9	24N	92W	Sweetwater	1536166;1122;1422	WYOMING	WMC293826
Sage # 60	8	24N	92W	Sweetwater	1536167;1122;1424	WYOMING	WMC293827
SAGE 271	4	24N	92W	Sweetwater	1539382;1125;0654	WYOMING	WMC294725

Facility Agreement page 107

Schedule 8 Permitted Royalties

	34	25N	92W
SAGE 272	4	24N	92W	Sweetwater	1539383;1125;0655	WYOMING	WMC294726
	34	25N	92W
SAGE 273	34	25N	92W	Sweetwater	1539384;1125;0656	WYOMING	WMC294727
SAGE 274	34	25N	92W	Sweetwater	1539385;1125;0657	WYOMING	WMC294728
SAGE 275	34	25N	92W	Sweetwater	1539386;1125;0658	WYOMING	WMC294729
SAGE 276	34	25N	92W	Sweetwater	1539387;1125;0659	WYOMING	WMC294730
SAGE 277	34	25N	92W	Sweetwater	1539388;1125;0660	WYOMING	WMC294731
SAGE 278	34	25N	92W	Sweetwater	1539389;1125;0661	WYOMING	WMC294732
SAGE 279	34	25N	92W	Sweetwater	1539390;1125;0662	WYOMING	WMC294733
SAGE 280	34	25N	92W	Sweetwater	1539391;1125;0663	WYOMING	WMC294734
SAGE 281	34	25N	92W	Sweetwater	1539392;1125;0664	WYOMING	WMC294735
SAGE 282	34	25N	92W	Sweetwater	1539393;1125;0665	WYOMING	WMC294736
SAGE 283	34	25N	92W	Sweetwater	1539394;1125;0666	WYOMING	WMC294737
SAGE 284	34	25N	92W	Sweetwater	1539395;1125;0667	WYOMING	WMC294738
SAGE 285	34	25N	92W	Sweetwater	1539396;1125;0668	WYOMING	WMC294739
SAGE 286	34	25N	92W	Sweetwater	1539397;1125;0669	WYOMING	WMC294740
SAGE 287	27, 34	25N	92W	Sweetwater	1539398;1125;0670	WYOMING	WMC294741
SAGE 288	27, 34	25N	92W	Sweetwater	1539399;1125;0671	WYOMING	WMC294742
SAGE 341	3, 10	24N	92W	Sweetwater	1539400;1125;0672	WYOMING	WMC294743
SAGE 342	3	24N	92W	Sweetwater	1539401;1125;0673	WYOMING	WMC294744
SAGE 343	3	24N	92W	Sweetwater	1539402;1125;0674	WYOMING	WMC294745
SAGE 344	3	24N	92W	Sweetwater	1539403;1125;0675	WYOMING	WMC294746
SAGE 345	3	24N	92W	Sweetwater	1539404;1125;0676	WYOMING	WMC294747
SAGE 346	3	24N	92W	Sweetwater	1539405;1125;0677	WYOMING	WMC294748
SAGE 347	3	24N	92W	Sweetwater	1539406;1125;0678	WYOMING	WMC294749
SAGE 348	3	24N	92W	Sweetwater	1539407;1125;0679	WYOMING	WMC294750
SAGE 349	3	24N	92W	Sweetwater	1539408;1125;0680	WYOMING	WMC294751
	35	25N	92W
SAGE 370	26, 27	25N	92W	Sweetwater	1539409;1125;0681	WYOMING	WMC294752
SAGE 371	26	25N	92W	Sweetwater	1539410;1125;0682	WYOMING	WMC294753
SAGE 372	26, 27	25N	92W	Sweetwater	1539411;1125;0683	WYOMING	WMC294754
SAGE 373	26	25N	92W	Sweetwater	1539412;1125;0684	WYOMING	WMC294755
SAGE 374	26, 27	25N	92W	Sweetwater	1539413;1125;0685	WYOMING	WMC294756
SAGE 375	26	25N	92W	Sweetwater	1539414;1125;0686	WYOMING	WMC294757
SAGE 376	26, 27	25N	92W	Sweetwater	1539415;1125;0687	WYOMING	WMC294758
SAGE 377	26	25N	92W	Sweetwater	1539416;1125;0688	WYOMING	WMC294759
SAGE 378	26, 27	25N	92W	Sweetwater	1539417;1125;0689	WYOMING	WMC294760
SAGE 379	26	25N	92W	Sweetwater	1539418;1125;0690	WYOMING	WMC294761
SAGE 380	26, 27	25N	92W	Sweetwater	1539419;1125;0691	WYOMING	WMC294762
SAGE 381	26	25N	92W	Sweetwater	1539420;1125;0692	WYOMING	WMC294763
SAGE 382	26, 27	25N	92W	Sweetwater	1539421;1125;0693	WYOMING	WMC294764

Facility Agreement page 108

Schedule 8 Permitted Royalties

SAGE 383	26	25N	92W	Sweetwater	1539422;1125;0694	WYOMING	WMC294765
SAGE 384	22, 23, 26, 27	25N	92W	Sweetwater	1539423;1125;0695	WYOMING	WMC294766
SAGE 385	23, 26	25N	92W	Sweetwater	1539424;1125;0696	WYOMING	WMC294767
SAGE 386	22, 23	25N	92W	Sweetwater	1539425;1125;0697	WYOMING	WMC294768
SAGE 387	23	25N	92W	Sweetwater	1539426;1125;0698	WYOMING	WMC294769
SAGE 388	22, 23	25N	92W	Sweetwater	1539427;1125;0699	WYOMING	WMC294770
SAGE 389	23	25N	92W	Sweetwater	1539428;1125;0700	WYOMING	WMC294771
SAGE 390	22, 23	25N	92W	Sweetwater	1539429;1125;0701	WYOMING	WMC294772
SAGE 391	23	25N	92W	Sweetwater	1539430;1125;0702	WYOMING	WMC294773
SAGE 404	26	25N	92W	Sweetwater	1539431;1125;0703	WYOMING	WMC294774
SAGE 405	25, 26	25N	92W	Sweetwater	1539432;1125;0704	WYOMING	WMC294775
SAGE 406	26	25N	92W	Sweetwater	1539433;1125;0705	WYOMING	WMC294776
SAGE 407	25, 26	25N	92W	Sweetwater	1539434;1125;0706	WYOMING	WMC294777
SAGE 408	26	25N	92W	Sweetwater	1539435;1125;0707	WYOMING	WMC294778
SAGE 409	25, 26	25N	92W	Sweetwater	1539436;1125;0708	WYOMING	WMC294779
SAGE 410	26	25N	92W	Sweetwater	1539437;1125;0709	WYOMING	WMC294780
SAGE 411	25, 26	25N	92W	Sweetwater	1539438;1125;0710	WYOMING	WMC294781
SAGE 412	26	25N	92W	Sweetwater	1539439;1125;0711	WYOMING	WMC294782
SAGE 413	25, 26	25N	92W	Sweetwater	1539440;1125;0712	WYOMING	WMC294783
SAGE 414	26	25N	92W	Sweetwater	1539441;1125;0713	WYOMING	WMC294784
SAGE 415	25, 26	25N	92W	Sweetwater	1539442;1125;0714	WYOMING	WMC294785
SAGE 416	26	25N	92W	Sweetwater	1539443;1125;0715	WYOMING	WMC294786
SAGE 417	25, 26	25N	92W	Sweetwater	1539444;1125;0716	WYOMING	WMC294787
SAGE 418	23, 26	25N	92W	Sweetwater	1539445;1125;0717	WYOMING	WMC294788
SAGE 419	23, 24, 25, 26	25N	92W	Sweetwater	1539446;1125;0718	WYOMING	WMC294789
SAGE 420	23	25N	92W	Sweetwater	1539447;1125;0719	WYOMING	WMC294790
SAGE 421	23, 24	25N	92W	Sweetwater	1539448;1125;0720	WYOMING	WMC294791
SAGE 422	23	25N	92W	Sweetwater	1539449;1125;0721	WYOMING	WMC294792
SAGE 423	23, 24	25N	92W	Sweetwater	1539450;1125;0722	WYOMING	WMC294793
SAGE 424	23	25N	92W	Sweetwater	1539451;1125;0723	WYOMING	WMC294794
SAGE 425	23, 24	25N	92W	Sweetwater	1539452;1125;0724	WYOMING	WMC294795
SAGE 450	25	25N	92W	Sweetwater	1539463;1125;0735	WYOMING	WMC294806
SAGE 451	25	25N	92W	Sweetwater	1539464;1125;0736	WYOMING	WMC294807
SAGE 452	24, 25	25N	92W	Sweetwater	1539465;1125;0737	WYOMING	WMC294808
SAGE 453	24, 25	25N	92W	Sweetwater	1539466;1125;0738	WYOMING	WMC294809
SAGE 454	24	25N	92W	Sweetwater	1539467;1125;0739	WYOMING	WMC294810
SAGE 455	24	25N	92W	Sweetwater	1539468;1125;0740	WYOMING	WMC294811
SAGE 456	24	25N	92W	Sweetwater	1539469;1125;0741	WYOMING	WMC294812
SAGE 457	24	25N	92W	Sweetwater	1539470;1125;0742	WYOMING	WMC294813
SAGE 458	24	25N	92W	Sweetwater	1539471;1125;0743	WYOMING	WMC294814
SAGE 459	24	25N	92W	Sweetwater	1539472;1125;0744	WYOMING	WMC294815

Facility Agreement page 109

Schedule 8 Permitted Royalties

TOBY GAP 1	14	24N	92W	Sweetwater	1538306;1124;1053	WYOMING	WMC294440
TOBY GAP 2	10, 15	24N	92W	Sweetwater	1538307;1124;1054	WYOMING	WMC294441
Toby No. 1	10, 11, 14, 15	24N	92W	Sweetwater	1469466;1056;1406	WYOMING	WMC274448
Toby No. 2	11, 14	24N	92W	Sweetwater	1469467;1056;1407	WYOMING	WMC274449
Toby No. 3	14, 15	24N	92W	Sweetwater	1469468;1056;1408	WYOMING	WMC274450
Toby No. 4	14	24N	92W	Sweetwater	1469469;1056;1409	WYOMING	WMC274451
Toby No. 5	14, 15	24N	92W	Sweetwater	1469470;1056;1410	WYOMING	WMC274452
Toby No. 6	14	24N	92W	Sweetwater	1469471;1056;1411	WYOMING	WMC274453
Toby No. 7	14	24N	92W	Sweetwater	1469472;1056;1412	WYOMING	WMC274454
Toby No. 8	10, 15	24N	92W	Sweetwater	1469473;1056;1413	WYOMING	WMC274455
Toby No. 9	10	24N	92W	Sweetwater	1469474;1056;1414	WYOMING	WMC274456
Toby No. 10	10, 11	24N	92W	Sweetwater	1469475;1056;1415	WYOMING	WMC274457
UFO #1	29	25N	92W	Sweetwater	1467984;1054;1744	WYOMING	WMC274319
UFO #2	28, 29	25N	92W	Sweetwater	1467985;1054;1745	WYOMING	WMC274320
UFO #3	28	25N	92W	Sweetwater	1467986;1054;1746	WYOMING	WMC274321
UFO #4	28	25N	92W	Sweetwater	1467987;1054;1747	WYOMING	WMC274322
UFO #5	28	25N	92W	Sweetwater	1467988;1054;1748	WYOMING	WMC274323
UFO #6	28	25N	92W	Sweetwater	1467989;1054;1749	WYOMING	WMC274324
UFO #7	28	25N	92W	Sweetwater	1467990;1054;1750	WYOMING	WMC274325
UFO #8	28	25N	92W	Sweetwater	1467991;1054;1751	WYOMING	WMC274326
UFO #9	28	25N	92W	Sweetwater	1467992;1054;1752	WYOMING	WMC274327
UFO #10	28	25N	92W	Sweetwater	1467993;1054;1753	WYOMING	WMC274328

2.	Shirley Basin

(1)

a.	Tailings Area at Spring Creek, totaling 221.26 acres

A tract of land (tailings) located within SWNWNE Section 27, T28N, R78W, Carbon County, Wyoming, as more particularly described in that certain Warranty Deed executed by Nall Ranches, Inc. in favor of the Company, dated as of January 20, 1976, recorded in Book 633, Page 459, containing approximately 4 surface acres.

A tract of land (tailings extension) located within portions of Sections 22, 26 and 27, T28N, R78W, Carbon County, Wyoming, as more particularly described in that certain Warranty Deed executed by Cecilia Ruth Schmitt and Armin A. Schmitt in favor of the Company, dated as of June 16, 1995, recorded in Book 919, Page 867, containing approximately 152.8 surface acres.

Portions (Spring Creek) of Sections 22, 26 and 27, T28N, R78W more particularly described in that certain Land Use Restrictive Covenant and Access Agreement executed by Cecilia Ruth Schmitt and Armin A. Schmitt in favor of the Company, dated effective April 14, 2005, recorded in Book 1087, Page 0102; containing approximately 64.45 acres.

b.	Area 5: Mineral Acres (30) Acquired from Nall

N2NWSE and NWNESE Section 20, T28N, R78W, all in Carbon County, Wyoming, containing approximately 30 mineral acres.

Facility Agreement page 110

Schedule 8 Permitted Royalties

Pursuant to that certain Minerals Quitclaim Deed executed by Catherine Wiloth and Bettie Noonan, et al., in favor of the Company, dated effective as of April 14, 2005, recorded in Book 1079, Page 0155, covering minerals in the lands described in both Sections (1a) and (b) above, reserving:

Ten percent (10%) of the Ore Value (as defined herein) of uranium and other fissionable minerals commingled therewith or mined in conjunction therewith, mined and sold from the Subject Property (the “Uranium Royalty”); For purposes of calculating the Uranium Royalty, “Ore Value” means $1.50 per pound of uranium sold times an escalation factor of “X” divided by 16, where “X” is the published spot price for U3O8 by The Ux Consulting Company, L.L.C. for the month uranium is sold from the Subject Property.

Three percent (3%) of Gross Proceeds (as defined herein) received by Grantee from arm’s length sales of coal mined or processed and sold by Grantee from the Subject Property (the “Coal Royalty”). For purposes of calculating the Coal Royalty, “Gross Proceeds” shall mean: (a) the proceeds received by Grantee from the sale of coal FOB railcars at the tipple at which coal mined from the Subject Property is prepared or loaded, without deduction; (b) the proceeds received by Grantee of the sale of gaseous by-products of coal (but not including coalbed methane) FOB the pipeline for transportation to a buyer, without deduction; and (c) any payment received by Grantee in lieu of production of the coal and coal by-products. The Coal Royalty shall be payable on all coal and by-products of coal, including but not limited to, gas produced from the underground coal gasification, but not including coalbed methane and other minerals that comprise part of the oil and gas estate;

Twelve and one-half percent (12½%) of the gross proceeds received by Grantee from the sale of oil, gas, casinghead gas, and other hydrocarbon substances, including without limitation, coalbed methane, produced, saved, marketed and sold from the Subject Property; and

Five percent (5%) of the gross proceeds received by Grantee from the sale of the ore of any other hardrock minerals commingled with uranium and other locatable minerals or mined in conjunction therewith, mined, marketed and sold from the Subject Property.

Payable to:

Catherine Wiloth	38%

Carrie Jean Wiloth	4%

Julia Ann Dixon	4%

Nancy Jane O’Farrell	4%

Bettie Lou Noonan	30%

Dennis V. Noonan	4%

Michael D. Noonan	4%

Mark T. Noonan	4%

Kelly Ann Leslie	4%

Marybeth Noonan	4%

Total	100%

Facility Agreement page 111

Schedule 8 Permitted Royalties

(2)         Area 5: Acres Acquired from Cronberg

SENE Section 20, T28N, R78W, Carbon County, Wyoming, containing approximately 40 acres.

Pursuant to that certain Minerals Quitclaim Deed executed by Cronberg Bros., Inc. to Pathfinder Mines Corporation, dated effective as of April 10, 2005, recorded in Book 1087, Page 0097 reserving

“. . .royalty in the amount of Ten percent (10%) of the Ore Value (as defined herein) of uranium, uranium bearing ores, and other fissionable minerals commingled therewith or mined in conjunction therewith, mined and sold from the Subject Property (the “Uranium Royalty”); For purposes of calculating the Uranium Royalty, “Ore Value” means $1.50 per pound of uranium sold times an escalation factor of “X” divided by 16, where “X” is the published spot price for U3O8 by The UX Consulting Company, L.L.C. for the month uranium is sold from the Subject Property.”

Payable to: CRONBERG BROS., INC., Medicine Bow, Wyoming.

(3)        Area 5: Patented Claim

U.S. Mining Patent No. 49-69-0017 (Area 5) embracing a portion of Sections 17 and 20, T28N, R78W, Carbon County, Wyoming, recorded in Book 519, Page 495, containing 210.961 mineral acres.

Pursuant to Royalty Quitclaim Deed, dated as of May 6, 2005, granted by Pathfinder to Catherine Wiloth, et al., recorded in Book 1079, Page 0156, granting

“a non-participating royalty … in the total amount of Five (5%) Percent of the Ore Value … of uranium and other locatable minerals … mined and sold from the real property”

Payable to:

Catherine Wiloth	38%

Carrie Jean Wiloth	4%

Julia Ann Dixon	4%

Nancy Jane O’Farrell	4%

Bettie Lou Noonan	30%

Dennis V. Noonan	4%

Michael D. Noonan	4%

Mark T. Noonan	4%

Kelly Ann Leslie	4%

Marybeth Noonan	4%

Total	100%

A 0.5% royalty in favor of Joe M. Whitaker encumbering the Foo claims (Assignment of Interest dated November 15, 1957, Book 380, Page 451-452, recorded December 2, 1957) out of U.S. Mining Patent No. 49-69-0017 (Northern portion of Area 5) may exist. The royalty appears to have been quitclaimed to Sasso and Simmons (April 9, 1958, Book 386, Page 219, recorded April 21, 1958) a predecessor-in-interest to the Company. However, both a March 28, 1960 purchase agreement and a June 24, 1960 mortgage from Sasso and Simmons to Utah Mining Corporation (Book 417, Page 131, recorded July 5, 1960) relating to the mining claims state they are subject to the Whitaker overriding royalty.

Facility Agreement page 112

Schedule 8 Permitted Royalties

(4)        Davey Crocket Patented Claim (Area 8 backslope)

U.S. Mining Patent No. 49-73-0065 (Davey Crocket No. 2) located within the NE ¼ Section 32, T28N, R78W, containing 16.428 acres.

pursuant to Mineral Quitclaim Deed, between Atlantic Richfield Company and Getty Oil Company, dated as of June 18, 1981;

4% FMV or in-kind royalty

Payable to Atlantic Richfield (now Franco-Nevada U.S. Corporation)

and pursuant to Quitclaim Deed, between American Nuclear Corporation and Atlantic Richfield Company dated December 19, 1968, as recorded in Book 529, Page 101, on January 31, 1969.

6% royalty

Payable to American Nuclear Corporation out of which a 5% Circ 5 and 6 royalty would be payable to original locators pursuant to several Mineral Deeds, dated September 19, 1959, Book 442, Pages 156, 160 and 164, recorded on November 13, 1962, from Woodin, Wack, Kruse, Rose, Harnett, Stevens, and Karchner to Gas Hills Uranium Company.

(5)        Area 3 - Heward Fee

SWSW Sec 25; N2SE, SESE Sec 26, T28N, R78W, Carbon County, Wyoming, including approximately 156.9 acres

Pursuant to Minerals Lease by and between Agnes J. Heward and Lucky Mc Uranium Corporation, dated as of September 26, 1977, amended by letter agreement dated October 30, 1985.

5% of U3O8 concentrates royalty

5% of 90% of U3O8 solution mined

10% of Value of Ores of Other Minerals

Payable to Heward as provided therein.

3.	Lucky Mc

(1)	Project 7 State Lease

Section 36:S2NW, SW, W2SE, T33N, R90W, including 320 acres in Fremont County, Wyoming.

Pursuant to Uranium Mining Lease 0-42115 by and between the State of Wyoming and the Company, dated as of April 2, 2007

5% ore value royalty as provided therein, and as may be modified by regulations by the Office of State Lands and Investments.

Payable to the State of Wyoming.

(2) West Gas Hills State Lease

Pt. SENE Sec 1, T32N, R91W; Pt. SESW, Pt. SE, Pt SWNW Sec. 6, T32N, R90W; Pt N2N2 Sec. 7 T32N, R90W, totaling 87.5 acres in Fremont County, Wyoming.

Pursuant to Uranium Mining Lease 0-41765 by and between the State of Wyoming and the Company, dated as of February 2, 2007

5% ore value royalty as provided therein, and as may be modified by regulations by the Office of State Lands and Investments.

Facility Agreement page 113

Schedule 8 Permitted Royalties

Payable to the State of Wyoming.

And pursuant to Agreement by and between Green River Oil & Uranium Company, Lucky Mc Uranium Corporation, Globe Mining Company, and L.V. Abbott, et al, dated January 25, 1960, recorded in Book 185 Mining, Page 257; and unrecorded Mining Deed by and between Utah Construction & Mining Co. and L.V. Abott, et al, dated as of May 18 1964; and unrecorded Agreement dated October 1, 1971 between Utah Construction and Mining Company and L.V. Abbott et al; in concert providing royalty to L.V. Abbott et al.

8.5% to 10% royalty (defined to be of $3.75/lb.x Yellowcake Sale Price / 8)

Payable to L.V. Abbott et al. 8% on production from Parcel A (northern part), and 10% royalty on production from Parcel B (southern part) of this State Uranium Lease 0-41765;

and 5% royalty

Payable to Globe Mining Company (now Union Carbide Corporation) on production from Parcel B (southern part) of State Uranium Lease 0-41765

Facility Agreement page 114

Schedule 9

UCC Financing Statements

Filing Date	Filing Number	Secured Party	Comments

April 7, 2009	2009F029963	Wells Fargo Financial Leasing, Inc. 800 Walnut street MAC F-40310040 Des Moines, IA 50309	KM Copier, Serial No. 2550 A30388668 1 and all existing and future accession, accessories, attachments, replacements, replacement parts, additions, substitutions and repairs thereto, software programs embedded therein and all proceeds (cash and non-cash) including the proceeds of all insurance policies, thereof.

January 24, 2011	20112003589	U.S. Bankcorp Business Equipment Finance Group 1310 Madrid Street Marshall, MN 56258	1 XER-W7545P XKP510533; 1 XER-W7545P XKP510533C; 1 Sharp ARM455NV 55033324; 1 HP CB357A CNB9M18982; 1 HP CB357A CNB9M18986; 1 HP CB357A CNBJB42033; 1 HP CB357A CNBJL29657; 1 HP CB357A CNBJP99115; 1 HP CB357A CNBJS41140; 1 HP Q3702A CNGHG09159; 1 KYOCERA FS3300C XPJ8729530; 1 HP Q3702A CNGHG09159C

Facility Agreement page 115

Schedule 9 UCC Financing Statements

September 28, 2012	20122054934	John Deere Construction & Forestry Company 6400 NW 86th St. Johnston, IA 50131	John Deere 410K Wheel Loader Backhoe S/N: 230763; John Deere 410K Wheel Loader Backhoe S/N: 225478; together with (1) all attachments, accessories and components, repairs and improvements, (2) all accounts, general intangibles, contract rights and chattel paper relating thereto, and (3) all proceeds, thereto including, without limitation, insurance, sale, lease and rental proceeds, and proceeds of proceeds.

September 28, 2012	20122054937	John Deere Construction & Forestry Company 6400 NW 86th St. Johnston, IA 50131	John Deere 544K Wheel Loader S/N: 645058 together with (1) all attachments, accessories and components, repairs and improvements, (2) all accounts, general intangibles, contract rights and chattel paper relating thereto, and (3) all proceeds, thereto including, without limitation, insurance, sale, lease and rental proceeds, and proceeds of proceeds.

Facility Agreement page 116

Signing page

Executed as an agreement

Borrower

Signed for Ur-Energy USA Inc. by its authorized signatory

sign here ►	/s/ Roger L. Smith
Authorized Signatory

print name	Roger L. Smith

Parent

Signed for Ur-Energy Inc. by its authorized signatory

sign here ►	/s/ Roger L. Smith
Authorized Signatory
print name	Roger L. Smith

Facility Agreement page 117

Signing Page

Lost Creek

Signed by Lost Creek ISR, LLC a Wyoming limited liability company by its Member/Manager Ur Energy USA Inc.

sign here ►	/s/ Roger L. Smith

print name	Roger L. Smith

its	President, Ur Energy USA Inc.

Agent

Signed for RMB Resources, a division of FirstRand Bank Limited (London Branch) by its attorney

sign here ►	/s/ David Alexander Walton
Attorney

print name	David Alexander Walton

sign here ►	/s/ Aaron Chiong
Witness

print name	Aaron Chiong

Facility Agreement page 118

Signing Page

Financier

Signed for RMB Australia Holdings Limited by its attorney

sign here ►	s/ David Alexander Walton
Attorney

print name	David Alexander Walton

in the presence of

sign here ►	/s/ Aaron Chiong
Witness

print name	Aaron Chiong

Facility Agreement page 119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: September 3, 2013	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer